

FLEXTRONICS

2011 ANNUAL REPORT















TO OUR SHAREHOLDERS:

It is with great pleasure that I share the results of fiscal year 2011, which reflected significant momentum in our efforts to drive a diversified model focused on profitable growth. The company achieved a record high net income, continued to generate strong cash flow and finished the year in our strongest financial and competitive position ever, which was driven by the success of our investments and diversified business model.

STRONG COMPETITIVE POSITION

Through our strategic investments, we have built an enormously competitive position over time which now enables us to participate and compete in providing services to every sector in the electronics marketplace. Flextronics has one of the world's most comprehensive geographic footprints, service offerings, and set of capabilities. All of these are extremely difficult and costly to replicate and therefore create a significant competitive advantage. Most importantly, we have built a sophisticated management system to oversee these capabilities and possess one of the world's largest and most comprehensive operational systems. We are confident that our current business model allows for a clear line of sight that provides strong shareholder value through portfolio optimization and enhanced execution of our operations.

ORGANIC REVENUE GROWTH

During fiscal 2011 the company organically generated $4.6 billion in incremental revenue, which represents 19% year-over-year growth. This is the largest amount of organic revenue growth we have ever achieved in a 12-month period in our history. This growth was broad and diversified, with all of our market segments and business units achieving double digit growth. Our market segment growth rates in fiscal 2011 were particularly impressive. Flextronics Industrial, Automotive and Medical segments rose by 31%. Our Consumer Digital segment was up 27%. Mobile expanded by 23%. Infrastructure increased by 11%, while Computing had a 10% year-over-year growth rate.

EARNINGS EXPANSION TO RECORD LEVELS

While fiscal 2011 reflected strong sales growth, it also marked a tremendously successful year of earnings expansion. Our strong sales growth was leveraged to generate a 38% increase in our adjusted operating profit, which was twice the rate of our 19% sales growth. We also drove adjusted EPS growth of 64%, more than three-times the level of sales growth. Perhaps most importantly, fiscal 2011 marked a significant milestone for our company regarding our quality of earnings as we achieved an all-time high GAAP net income of $596 million.

STRONG CASH FLOW AND FINANCIAL CONDITION

We continue to execute well with strong working capital management. During fiscal 2011, we generated over $850 million in cash flow from operations. At the same time, our working capital performance remained best in class. We also generated $463 million in free cash flow, after accounting for our continued investments in our business through almost $400 million of net capital expenditures. This marked the third straight year we generated over $450 million in free cash flow. Our strong sustainable cash flow generation provides the fuel for our continued growth. Our capital structure also improved substantially. We exited fiscal 2010 with debt-to-EBITDA of 2.3x, and in fiscal 2011 we improved it to 1.8x. We expect to continue to improve this ratio through the course of fiscal 2012.

FOCUSED ON MAXIMIZING SHAREHOLDER RETURNS

Our strong cash flow generation also allowed us to continue to focus on maximizing total shareholder returns through a repurchase of 65.4 million ordinary shares at a cost of approximately $400 million. Since fiscal 2008, we have repurchased 95.2 million or 11% of our ordinary shares. We are very satisfied with our ability to enhance shareholder returns by reducing dilution and driving EPS accretion through reduced share counts.

WELL POSITIONED TO COMPETE AND WIN

In short, we successfully built on the momentum from our fiscal 2010 efforts to climb back to profitable growth. Our broad-based growth across all of our market segments and business units was exceptional. We have built an enormously competitive company that is well-positioned to compete and win throughout the entire electronics marketplace. We further strengthened our financial condition and improved our capital structure. All the pieces are in place and we have a strong platform from which to drive sustainable, profitable growth. We have a committed team with aligned values that are core to our success as a business, which gives us an incredible competitive advantage. We have a company that consistently demonstrates its commitment to Corporate Social and Environmental Responsibility (CSER). We believe our CSER initiatives lead our industry and set a good example throughout the technology supply chain. I remain confident that all of these factors will well position Flextronics to provide shareholders with a strong return on their investment in the years ahead.

Sincerely,



Mike McNamara

Chief Executive Officer

(This page intentionally left blank)

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

To Our Shareholders:

On July 22, 2011, we will hold two general meetings of our shareholders at our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A. Our 2011 annual general meeting of shareholders will begin at 9:00 a.m., California time. We will also hold an extraordinary general meeting of shareholders at 10:00 a.m., California time, or immediately following the conclusion or adjournment of our 2011 annual general meeting.

The matters to be voted upon at each meeting are listed in the notices that follow this letter and are described in more detail in the accompanying joint proxy statement. We urge you to read the entire joint proxy statement carefully before returning your proxy cards. Part I of the accompanying joint proxy statement provides general information about the meetings, Part II describes the proposals to be voted upon at the 2011 annual general meeting of shareholders and related information, Part III describes the proposal to be voted upon at the extraordinary general meeting of shareholders, and Part IV provides additional information, including information about our executive officers and their compensation.

IMPORTANT NOTE REGARDING PROXY CARDS: If you are a registered shareholder, you will receive at least two proxy cards—one for the 2011 annual general meeting and one for the extraordinary general meeting. It is very important that you return all proxy cards to ensure that your vote is represented at the relevant meetings. Whether or not you plan to attend the meetings, please complete, date and sign the enclosed proxy cards and return them in the enclosed envelope as promptly as possible so that your shares may be represented at the relevant meetings and voted in accordance with your wishes.

You may revoke your proxies at any time prior to the time they are voted. Shareholders who are present at the meetings may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Sincerely,



Bernard Liew Jin Yang

Company Secretary

Singapore

June 6, 2011

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on July 22, 2011

To our shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the annual general meeting of shareholders of FLEXTRONICS INTERNATIONAL LTD. ("Flextronics" or the "Company"), which will be held at our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., at 9:00 a.m., California time, on July 22, 2011, for the following purposes:

- To re-elect the following directors: Robert L. Edwards and Daniel H. Schulman (*Proposal 1*);
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2012 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix their remuneration *(Proposal 2)*;
- To approve a general authorization for the Directors of Flextronics to allot and issue ordinary shares *(Proposal 3)*;
- To approve changes in the cash compensation payable to Flextronics's non-employee directors and the Chairman of the Board of Directors *(Proposal 4)*;
- To hold a non-binding, advisory vote on executive compensation *(Proposal 5)*; and
- To hold a non-binding, advisory vote on the frequency of the non-binding, advisory vote on executive compensation *(Proposal 6)*.

The full text of the resolutions proposed for approval by our shareholders is as follows:

As Ordinary Business

1. To re-elect each of the following directors, who will retire by rotation pursuant to Article 95 of our Articles of Association, to the Board of Directors:

(a) Robert L. Edwards; and

(b) Daniel H. Schulman.

2. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2012, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix their remuneration.

As Special Business

3. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of the Singapore Companies Act, Cap. 50 and our Articles of Association, authority be and is hereby given to our Directors to:

(a) (i) allot and issue ordinary shares in our capital; and/or

(ii) make or grant offers, agreements or options that might or would require ordinary shares in our capital to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into ordinary shares in our capital), at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in our Articles of Association; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue ordinary shares in our capital in pursuance of any offer, agreement or option made or granted by our Directors while this resolution was in force,

and that such authority shall continue in force until the conclusion of our next annual general meeting or the expiration of the period within which our next annual general meeting is required by law to be held, whichever is the earlier."

4. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, approval be and is hereby given for Flextronics to:

(a) increase from $75,000 to $85,000 the annual cash compensation payable to each of Flextronics's non-employee directors for services rendered as a director;

(b) increase from $10,000 to $15,000 the additional annual cash compensation payable to the Chairman of the Nominating and Corporate Governance Committee for services rendered as Chairman of the Nominating and Corporate Governance Committee and for participation on the committee;

(c) increase from $5,000 to $8,000 the additional annual cash compensation payable to each other non-employee director who serves on the Nominating and Corporate Governance Committee for participation on the committee; and

(d) provide to the Chairman of the Board of Directors the regular cash compensation payable to a member of the Board of Directors for his or her service on any committees of the Board of Directors, including service as chairman of any committees of the Board of Directors."

5. To consider and put to a non-binding, advisory vote the following non-binding, advisory resolution:

"RESOLVED THAT, the shareholders of Flextronics approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis and the compensation tables and related disclosures contained in the section of the accompanying joint proxy statement captioned 'Executive Compensation.'"

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flextronics or its Board of Directors.

6. To consider and put to a non-binding, advisory vote the following non-binding, advisory resolution:

"RESOLVED THAT, the shareholders of Flextronics recommend that a non-binding, advisory vote to approve the compensation of the Company's named executive officers be put to shareholders for their consideration with one of the following three frequencies:

(a) every one year;

(b) every two years; or

(c) every three years."

This resolution is being proposed to shareholders as required pursuant to Section 14A of the U.S. Securities Exchange Act of 1934, as amended. The shareholders' vote on this resolution is advisory and non-binding in nature, will have no legal effect and will not be enforceable against Flextronics or its Board of Directors.

7. **To transact any other business which may properly be put before the annual general meeting.**

Notes

Singapore Financial Statements. At the 2011 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited accounts for the fiscal year ended March 31, 2011, together with the reports of the directors and auditors thereon, in compliance with Singapore law. Shareholder approval of our audited accounts is not being sought by this joint proxy statement and will not be sought at the 2011 annual general meeting.

Eligibility to Vote at Annual General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business on May 24, 2011 as the record date for determining those shareholders of the company who will be entitled to receive copies of this notice and accompanying joint proxy statement. However, all shareholders of record on July 22, 2011, the date of the 2011 annual general meeting, will be entitled to vote at the 2011 annual general meeting.

Quorum. Representation of at least 33⅓% of all outstanding ordinary shares of the company is required to constitute a quorum. Accordingly, it is important that your shares be represented at the 2011 annual general meeting.

Proxies. A shareholder entitled to attend and vote at the 2011 annual general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed envelope.** A proxy card must be received by Flextronics International Ltd., c/o Proxy Services, c/o Computershare Investor Services, PO Box 43101, Providence, RI 02940-5067 not less than 48 hours before the time appointed for holding the 2011 annual general meeting. You may revoke your proxy at any time prior to the time it is voted. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Availability of Proxy Materials on the Internet. We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to some or all of their shareholders on the Internet. In accordance with Singapore law, our registered shareholders (shareholders who own our ordinary shares in their own name through our transfer agent, Computershare Investor Services, LLP) will not be able to vote their shares over the Internet, but we will be providing this service to our beneficial holders (shareholders whose ordinary shares are held by a brokerage firm, a bank or other nominee). We believe these rules will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual general meeting of shareholders.

By order of the Board of Directors,



Bernard Liew Jin Yang

Company Secretary

Singapore

June 6, 2011

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

Notice & Proxy Statement

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 22, 2011

To our shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of an extraordinary general meeting of shareholders of FLEXTRONICS INTERNATIONAL LTD. ("Flextronics" or the "Company"), which will be held at our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., on July 22, 2011 at 10:00 a.m., California time, or immediately following the conclusion or adjournment of our 2011 annual general meeting of shareholders (which is being held at 9:00 a.m., California time on the same day and at the same place). The extraordinary general meeting of shareholders is being held for the purpose of approving a renewal of the Share Purchase Mandate permitting Flextronics to purchase or otherwise acquire its own issued ordinary shares.

We are asking our shareholders to approve this renewal of the Share Purchase Mandate at the extraordinary general meeting in order to provide the Company with additional flexibility in the number of shares that it may repurchase pursuant to the Share Purchase Mandate.

In accordance with the provisions of the Singapore Companies Act, Cap. 50, the Share Purchase Mandate generally permits us to purchase up to an aggregate of 10% of the total number of our issued ordinary shares, calculated based on the greater of the total number of issued ordinary shares outstanding as of (x) the date of our last annual general meeting of shareholders and (y) the date on which the Share Purchase Mandate renewal is approved. All shares purchased by us following the date of our last annual general meeting of shareholders (that is, the annual general meeting that *precedes* the meeting at which the mandate is renewed) are subject to this 10% limitation. For example, if we sought approval for the renewal of the Share Purchase Mandate at our 2011 annual general meeting of shareholders, we would have to reduce the number of new shares that we could repurchase by the number of shares purchased by us at any time after the date of our *2010* annual general meeting. By holding an extraordinary general meeting after our 2011 annual general meeting for the purpose of approving the renewal of the Share Purchase Mandate, the applicable date of our last annual general meeting of shareholders will be the date of the 2011 annual general meeting (rather than the date of the 2010 annual general meeting) and we will not need to reduce the number of shares that we can repurchase by any shares repurchased between the 2010 and 2011 annual general meetings. For additional information on this proposal, please refer to the joint proxy statement accompanying this notice.

The full text of the resolution proposed for approval by our shareholders is as follows:

1. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company, not exceeding in aggregate the number of issued ordinary shares representing 10% (or such other higher percentage as the Minister may by notification prescribe pursuant to the Singapore Companies Act, Cap. 50) of the total number of issued Ordinary Shares outstanding as of the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date), at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Singapore Companies Act, Cap. 50,

and otherwise in accordance with all other laws and regulations and rules of the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i) the date on which our next annual general meeting is held; or

(ii) the date by which our next annual general meeting is required by law to be held;

(c) the maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses) which may be paid for an ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, shall not exceed:

(i) in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 150% of the Prior Day Close Price, which means the closing price of our ordinary shares as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) our Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

2. To transact any other business which may properly be put before the extraordinary general meeting.

Notes

Eligibility to Vote at Extraordinary General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business on May 24, 2011 as the record date for determining those shareholders of the company who will be entitled to receive copies of this notice and accompanying joint proxy statement. However, all shareholders of record on July 22, 2011, the date of the extraordinary general meeting, will be entitled to vote at the extraordinary general meeting.

Quorum. Representation of at least 33⅓% of all outstanding ordinary shares of the company is required to constitute a quorum. Accordingly, it is important that your shares be represented at the extraordinary general meeting.

Proxies. A shareholder entitled to attend and vote at the extraordinary general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not**

you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed envelope. A proxy card must be received by Flextronics International Ltd., c/o Proxy Services, c/o Computershare Investor Services, PO Box 43101, Providence, RI 02940-5067 not less than 48 hours before the time appointed for holding the extraordinary general meeting. You may revoke your proxy at any time prior to the time it is voted. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Availability of Proxy Materials on the Internet. We are pleased to take advantage of Securities and Exchange Commission rules that allow issuers to furnish proxy materials to some or all of their shareholders on the Internet. In accordance with Singapore law, our registered shareholders (shareholders who own our ordinary shares in their own name through our transfer agent, Computershare Investor Services, LLP) will not be able to vote their shares over the Internet, but we will be providing this service to our beneficial holders (shareholders whose ordinary shares are held by a brokerage firm, a bank or other nominee). We believe these rules will allow us to provide our shareholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our extraordinary general meeting of shareholders.

Disclosure Regarding Share Purchase Mandate Funds. Only funds legally available for purchasing or acquiring our issued ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore will be used for the purchase or acquisition by us of our own issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in this notice. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued ordinary shares. The amount of financing required for us to purchase or acquire our issued ordinary shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on the number of ordinary shares purchased or acquired and the price at which such ordinary shares are purchased or acquired and whether the ordinary shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the company and its subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated results of operations, financial condition and cash flows.

By order of the Board of Directors,



Bernard Liew Jin Yang

Company Secretary

Singapore

June 6, 2011

Notice & Proxy Statement

You should read this entire joint proxy statement carefully prior to returning your proxy cards.

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders to Be Held on July 22, 2011. The accompanying joint proxy statement and our annual report to shareholders are available on our website at *www.flextronics.com/secfilings*.

Table of Contents

ELECTRONIC DELIVERY OF OUR SHAREHOLDER COMMUNICATIONS

We strongly encourage our shareholders to conserve natural resources, as well as significantly reduce our printing and mailing costs, **by signing up to receive your shareholder communications via e-mail.** With electronic delivery, we will notify you when the annual report and the joint proxy statement are available on the Internet. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery:

1. If you are a registered holder (that is, you hold your Flextronics ordinary shares in your own name through our transfer agent, Computershare Investor Services, LLC), visit: *www.computershare.com/us/ecomms* to enroll. Under Option 2, select Flextronics from the drop-down box of companies, then enter your account number and zip code (or family/last name if outside the United States).
2. If you are a beneficial holder (that is, your shares are held by a brokerage firm, a bank or other nominee), the voting instruction form provided by most banks or brokers will contain instructions for enrolling in electronic delivery.

Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please call our Investor Relations department at (408) 576-7722.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

We have elected to provide access to our proxy materials to (i) our registered shareholders by mailing them a full set of proxy materials, including a proxy card, unless the shareholder previously consented to electronic delivery, and (ii) our beneficial holders by notifying them of the availability of our proxy materials on the Internet. For beneficial holders and registered shareholders who previously consented to electronic delivery, instructions on how to request a printed copy of our proxy materials may be found in the Notice of Availability of Proxy Materials on the Internet.

FLEXTRONICS INTERNATIONAL LTD.

JOINT PROXY STATEMENT

FOR THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 22, 2011
9:00 a.m. (California Time)

AND AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 22, 2011
10:00 a.m. (California Time)
(or immediately following the conclusion or adjournment of the 2011 annual general meeting)

Both meetings to be held at our U.S. corporate offices
847 Gibraltar Drive
Milpitas, California, 95035, U.S.A.

PART I—INFORMATION ABOUT THE MEETINGS

We are furnishing this joint proxy statement in connection with the solicitation by our Board of Directors of proxies to be voted at the 2011 annual general meeting of our shareholders and an extraordinary general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth in the notices of annual general meeting and extraordinary general meeting that accompany this joint proxy statement. Unless the context requires otherwise, references in this joint proxy statement to "the company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Proxy Mailing. This joint proxy statement and the enclosed proxy cards were first mailed on or about June 15, 2011 to shareholders of record as of May 24, 2011.

Costs of Solicitation. The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These directors, officers and employees will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our ordinary shares forward copies of the proxy and other soliciting materials to persons for whom they hold ordinary shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained Georgeson Inc., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $8,000, plus reimbursement of reasonable expenses.

Registered Office. The mailing address of our registered office is No. 2 Changi South Lane, Singapore 486123.

VOTING RIGHTS AND SOLICITATION OF PROXIES

The close of business on May 24, 2011 is the record date for shareholders entitled to notice of our 2011 annual general meeting and the extraordinary general meeting. All of the ordinary shares issued and outstanding on July 22, 2011, the date of both the annual general meeting and the extraordinary general meeting, are entitled to be voted at each of the annual general meeting and the extraordinary general meeting, and shareholders of record on July 22, 2011 and entitled to vote at each such meeting will, on a poll, have one vote for each ordinary share so held on the matters to be voted upon. As of June 5, 2011, we had 739,999,930 ordinary shares issued and outstanding.

Proxies. Ordinary shares represented by proxies in the forms accompanying this joint proxy statement that are properly executed and returned to us will be voted at the 2011 annual general meeting and the extraordinary general meeting, as applicable, in accordance with our shareholders' instructions.

If your ordinary shares are held through a broker, a bank, or other nominee, which is sometimes referred to as holding shares in "street name", you have the right to instruct your broker, bank or other nominee on how to vote the shares in your account. Your broker, bank or other nominee will send you a voting instruction form for you to use to direct how your shares should be voted.

Quorum and Required Vote. Representation at each of the 2011 annual general meeting and the extraordinary general meeting of at least 33⅓% of all of our issued and outstanding ordinary shares is required to constitute a quorum to transact business at each meeting.

The affirmative vote by a show of hands of at least a majority of the shareholders present and voting, or, if a poll is demanded by the chair or by holders of at least 10% of the total number of our paid-up shares in accordance with our Articles of Association, a simple majority of the shares voting, is required (i) at the 2011 annual general meeting, to re-elect the directors nominated pursuant to Proposal No. 1, to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal No. 2, and to approve the ordinary resolutions contained in Proposals Nos. 3 through 5 and (ii) at the extraordinary general meeting, to approve the ordinary resolution to approve the renewal of the Share Purchase Mandate. For Proposal No. 6, which is to be considered at the 2011 annual general meeting, and is a non-binding, advisory vote on the frequency of the advisory vote on executive compensation, the choice which receives the highest number of non-binding affirmative votes will be deemed the choice of the shareholders. Consistent with the company's historical practice, the chair of each of the 2011 annual general meeting and the extraordinary general meeting will demand a poll in order to enable the ordinary shares represented in person or by proxy to be counted for voting purposes.

Abstentions and Broker Non-Votes. Abstentions and "broker non-votes" are considered present and entitled to vote at each of the 2011 annual general meeting and the extraordinary general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker, a bank or other nominee who holds shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary power to vote on that particular proposal and has not received directions from the beneficial owner. If a broker, bank or other nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares, along with any abstentions, will not be counted in the tabulation of the votes cast on the proposal being presented to shareholders.

If you are a beneficial owner, your broker, bank or other nominee has authority to vote your shares for or against the re-appointment of our independent auditors and for or against the approval of the general authorization for our directors to allot and issue ordinary shares, even if the broker does not receive voting instructions from you. Your broker, bank or other nominee, however, does not have the discretion to vote your shares on any other proposals included in this joint proxy statement without receiving voting instructions from you. **It is very important that you instruct your broker, bank or other nominee how to vote on these proposals.** If you do not complete the voting instructions, your shares will not be considered in the election of directors or any other proposal included in this joint proxy statement other than the re-appointment of our independent auditors and the approval of the general authorization for our directors to allot and issue ordinary shares.

If you are a registered shareholder, in the absence of contrary instructions, shares represented by proxies submitted by you will be voted (i) at the 2011 annual general meeting: "FOR" the Board nominees in Proposal No. 1, "FOR" Proposals Nos. 2 through 5, and "EVERY YEAR" for Proposal No. 6 regarding the advisory vote on the frequency of the advisory vote on executive compensation; and (ii) at the

extraordinary general meeting: "FOR" the proposal to approve the Share Purchase Mandate. Our management does not know of any matters to be presented at the 2011 annual general meeting or the extraordinary general meeting other than those set forth in this joint proxy statement and in the notices accompanying this joint proxy statement. If other matters should properly be put before either of the meetings, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to revoke his or her proxy at any time prior to voting at the 2011 annual general meeting or the extraordinary general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

If you are a beneficial holder who holds your ordinary shares through a broker, a bank or other nominee and you wish to change or revoke your voting instructions, you will need to contact the broker, the bank or other nominee who holds your shares and follow their instructions. If you are a beneficial holder and not the shareholder of record, you may not vote your shares in person at the 2011 annual general meeting or extraordinary general meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares.

Singapore Financial Statements; Monetary Amounts. We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the annual report which will be delivered to our shareholders prior to the date of the 2011 annual general meeting. Except as otherwise stated herein, all monetary amounts in this joint proxy statement have been presented in U.S. dollars.

PART II—PROPOSALS TO BE CONSIDERED AT THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

PROPOSAL NO. 1: RE-ELECTION OF DIRECTORS

Article 95 of our Articles of Association requires that at each annual general meeting one-third of the directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors), are required to retire from office. The directors required to retire in each year are those who have been in office the longest since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those required to retire are (unless they otherwise agree among themselves) determined by lot. Under Article 91 of our Articles of Association, any director holding office as a Chief Executive Officer shall not be subject to retirement by rotation, unless the Board of Directors determines otherwise, or be taken into account in determining the number of directors required to retire by rotation. As a result, Mr. McNamara, our Chief Executive Officer and one of our directors, is not subject to retirement by rotation or taken into account in determining the number of directors required to retire by rotation.

Retiring directors are eligible for re-election. Messrs. Robert L. Edwards and Daniel H. Schulman are the members of our Board of Directors who will retire by rotation at our 2011 annual general meeting. Messrs. Edwards and Schulman are eligible for re-election and have been nominated to stand for re-election at the 2011 annual general meeting. If either Mr. Edwards or Mr. Schulman fails to receive the affirmative vote of a majority of the shares present and voting on the resolution to approve his re-election (that is, if the number of shares voted "FOR" the director nominee does not exceed the number of votes cast "AGAINST" that nominee), he will not be re-elected to the Board and the number of incumbent Directors comprising the Board of Directors will be reduced accordingly.

The Singapore Companies Act, Cap. 50, which we refer to in this joint proxy statement as the Companies Act, requires that we must have at all times at least one director ordinarily resident in Singapore. Mr. Tan, the only member of our board of directors who is ordinarily resident in Singapore, was last re-elected to the Board at our 2009 annual general meeting of shareholders and is not up for re-election at the 2011 annual general meeting.

The proxy holders intend to vote all proxies received by them in the accompanying form of proxy card for the nominees for directors listed below. In the event that any nominee is unable or declines to serve as a director at the time of the 2011 annual general meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors of the company, in accordance with Article 100 of our Articles of Association, to fill the vacancy.

As of the date of this joint proxy statement, our Board of Directors is not aware of any nominee who is unable or will decline to serve as a director.

Qualifications of Directors and Nominees

Headquartered in Singapore, we are a leading international Electronics Manufacturing Services (EMS) provider focused on delivering complete design, engineering and manufacturing services to automotive, computing, consumer, industrial, infrastructure, medical and mobile original equipment manufacturers. We help customers design, build, ship, and service electronics products through a network of facilities in 30 countries on four continents. This global presence provides design and engineering solutions that are combined with core electronics manufacturing and logistics services, and vertically integrated with components technologies, to optimize customer operations by lowering costs and reducing time to market.

Our Nominating and Corporate Governance Committee is responsible for assessing the composition and performance of the Board of Directors and Committees of the Board of Directors and for recruiting, evaluating and recommending candidates to be presented for appointment or election to serve as members of the Board of Directors. In evaluating our Board of Directors, our Nominating and Corporate Governance Committee has considered that our directors, including our nominees for election as directors, have experience as officers, directors and private equity investors of large, complex technology companies. In these positions, they have also gained experience in core management skills that are important to their service on our Board of Directors, such as international business, supply chain management, strategic and financial planning, compliance, risk management, intellectual property matters and leadership development. Our directors also have experience serving on the boards of directors and board committees of other public companies, which provides them with an understanding of current corporate governance practices and trends and executive compensation matters. Our Nominating and Corporate Governance Committee also believes that our directors have other key attributes that are important to an effective board, including the highest professional and personal ethics and values, a broad diversity of business experience and expertise, an understanding of our business and industry, a high level of education, broad-based business acumen, and the ability to think strategically.

In addition to the qualifications described above, the Nominating and Corporate Governance Committee also considered the specific experience described in the biographical details that follow in determining whether each individual nominee or director should serve on our Board of Directors.

Nominees to our Board of Directors

Robert L. Edwards (age 55)—Mr. Edwards has served as a member of our Board of Directors since October 2008. Mr. Edwards, executive vice president and chief financial officer of Safeway Inc., was appointed to his current position in March 2004, and previously was executive vice president and chief financial officer of Maxtor Corporation from September 2003 to March 2004. Prior to joining Maxtor, Mr. Edwards was an officer at Imation Corporation, a developer, manufacturer and supplier of magnetic and optical data storage media, where he held the position of senior vice president, chief financial officer and chief administrative officer from 1998 to 2003. Before joining Imation, Mr. Edwards had a successful 20-year career at Santa Fe Pacific Corporation, and held positions of increasing responsibility in the areas of finance, administration and corporate development.

Mr. Edwards's expertise in financial and accounting matters provides a critical skill-set and perspective in the diverse issues facing an international enterprise, most importantly in the areas relating to financial matters. Mr. Edwards also brings seasoned and diverse leadership in the storage and memory technologies sectors.

Daniel H. Schulman (age 53)—Mr. Schulman has served as a member of our Board of Directors since June 2009. Since August 2010, Mr. Schulman has been the president of American Express' Enterprise Growth Group. Previously, Mr. Schulman served as the President of Sprint's Prepaid Group from November 2009 and, from 2001, was Chief Executive Officer and Director for Virgin Mobile USA, a wireless service provider. Mr. Schulman also served as the Chief Executive Officer of Priceline.com from June 1999 to May 2001. Prior to joining Priceline, Mr. Schulman served more than 18 years at AT&T. Mr. Schulman is a member of the board of directors of Symantec Corporation and the chair of its compensation committee and also is a director of The Telx Group, Inc. Mr. Schulman also serves on the board of governors of Rutgers University, is a board member of Autism Speaks, and serves on the advisory committee for Greycroft Partners. He is also a member of the Compensation Chair Leadership Network, an organization comprised of approximately twenty leading Fortune 1,000 Compensation Chairs that considers best practices in public company compensation practices.

Mr. Schulman has extensive senior management experience as both a chief executive officer and director, and he possesses the knowledge and expertise necessary to contribute an important viewpoint on a wide variety of governance and operational issues. Mr. Schulman's experience in the wireless and telecommunications sectors is particularly valuable to us as we continually enhance the competitive positioning of our segment offerings, such as those in infrastructure and mobile.

Directors Not Standing for Re-election

H. Raymond Bingham (age 65)—Mr. Bingham has served as our non-executive Chairman of the Board since January 2008 and as a member of our Board of Directors since October 2005. He is an Advisory Director of General Atlantic LLC, a global private equity firm, and from 2006 to 2010 was a Managing Director of General Atlantic. Previously, Mr. Bingham served in various positions with Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from 1997 through 2005, most recently as its Executive Chairman from May 2004 to July 2005, director from November 1997 to April 2004, President and Chief Executive Officer from April 1999 to May 2004, and Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves on the boards of STMicroelectronics, Dice Holdings, Inc. and Oracle Corporation. Mr. Bingham was named a 2009 Outstanding Director by the Outstanding Director Exchange, a division of the Financial Times; and Mr. Bingham also serves as a director of the Silicon Valley Education Foundation and as a board member of the National Parks Conservation Association.

Mr. Bingham's distinguished career and his extensive executive leadership experience, serving as a chief executive officer, chief financial officer and director of large international corporations, provides the Board with the critical perspective of someone familiar with all facets of an international enterprise.

James A. Davidson (age 51)—Mr. Davidson has served as a member of our Board of Directors since March 2003. He is a Co-founder and Co-Chief Executive of Silver Lake, a private equity investment firm. Mr. Davidson also serves on the board of a number of private companies and until March 9, 2011, served on the board of Avago Technologies Limited, a public company that specializes in analog, mixed-signal and optoelectronic components and subsystems. From 1990 to 1998, Mr. Davidson was an investment banker with Hambrecht & Quist, most recently serving as Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was a corporate and securities lawyer with Pillsbury, Madison & Sutro.

Mr. Davidson's depth of experience in financial and investment matters and his familiarity with a broad range of companies in the technology, technology-enabled, and related growth industries, as well as his legal background and expertise, enable him to provide invaluable experience to the Board in these areas.

Michael M. McNamara (age 54)—Mr. McNamara has served as a member of our Board of Directors since October 2005, and as our Chief Executive Officer since January 1, 2006. Prior to his appointment as Chief Executive Officer, Mr. McNamara served as our Chief Operating Officer from January 2002 until January 2006, as President, Americas Operations from April 1997 through December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara also serves on the boards of MEMC Electronic Materials, Inc. and Delphi Automotive LLP, and is on the Advisory Board of Tsinghua University School of Economics and Management.

Mr. McNamara's long service with the company, extensive leadership and management experience in international operations and his service on other public company boards provide invaluable perspective to the Board. In addition, as the only management representative on our Board, Mr. McNamara provides management perspective in Board discussions about the business and strategic direction of our company.

Willy C. Shih, Ph.D. (age 59)—Dr. Shih has served as a member of our Board of Directors since January 2008. Dr. Shih is currently a Professor of Management Practice at the Harvard Business School, a position he has held since January 2007. Dr. Shih's broad industry career experience includes significant accomplishments for globally-recognized organizations such as Kodak, IBM, Silicon Graphics and Thomson.

From August 2005 to September 2006, Dr. Shih served as Executive Vice President of Thomson, a provider of digital video technologies. He was an intellectual property consultant from February to August 2005, and from 1997 to 2005 served as Senior Vice President of Eastman Kodak Company. Dr. Shih holds a Ph.D. in Chemistry from the University of California, Berkeley and S.B. degrees in Chemistry and Life Sciences from the Massachusetts Institute of Technology. Dr. Shih also served on the board of directors of Atheros Communications, Inc.

Dr. Shih's broad experience in the technology industry and with international corporations, as well as his current role at a premier educational institution, provide the Board with key perspectives relating to the company's operations and ongoing initiatives. In addition, Dr. Shih's experience in teaching and consulting provide him with significant insight into strategic alternatives that are available to technology companies.

Lip-Bu Tan (age 51)—Mr. Tan has served as a member of our Board of Directors since April 2003. Mr. Tan serves as President, Chief Executive Officer and a director of Cadence Design Systems, Inc. In 1987, he founded and since that time has served as Chairman of Walden International, a venture capital fund. He also serves on the boards of Semiconductor Manufacturing International Corporation, Inphi Corporation, SINA Corporation and United Overseas Bank, and on the board of directors of both the Electronic Design Automation Consortium (EDAC) and the Global Semiconductor Association (GSA).

Mr. Tan's extensive senior management, investment and director experiences provide key perspectives to the Board on a wide range of issues. In particular, as the founder and Chairman of an international venture capital firm and a director of a number of technology companies, Mr. Tan has extensive experience in the electronic design and semiconductor industries, as well as international operations and corporate governance expertise.

William D. Watkins (age 58)—Mr. Watkins has served as a member of our Board of Directors since April 2009. Mr. Watkins was appointed Chief Executive Officer of Bridgelux, Inc., a U.S.-based developer and manufacturer of solid state lighting and light-emitting diode (LED) technologies, in January 2010. He previously served as Seagate Technology's Chief Executive Officer from 2004 through January 2009, and as Seagate's President and Chief Operating Officer from 2000 until 2004. During that time, he was responsible for Seagate's hard disc drive operations, including recording heads, media and other components, and related R&D and product development organizations. Mr. Watkins joined Seagate in 1996 with the company's merger with Conner Peripherals. Mr. Watkins currently serves on the boards of directors of Vertical Circuits Inc. and Maxim Integrated Products.

Mr. Watkins' operational expertise and broad experience in the technology industry and with international corporations, particularly with product development companies, provides critical insight and perspective relating to the company's customer base.

**The Board recommends a vote "FOR"
the re-election of each of Messrs. Edwards and Schulman
to our Board of Directors.**

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees (including our principal executive officer, our principal financial officer and our principal accounting officer). The Code of Business Conduct and Ethics is available on the Corporate Governance page of our website at *www.flextronics.com*. In accordance with SEC rules, we intend to disclose on the Corporate Governance page of our website any amendment (other than technical, administrative or other non-substantive amendments) to or any material waiver from, a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

Director Retirement Age

Under Section 153(2) of the Companies Act, the office of a director of a public company or of a subsidiary of a public company becomes vacant at the conclusion of the next annual general meeting commencing after such director attains the age of 70 years. However, under Section 153(6) of the Companies Act, a person 70 years old or older may by ordinary resolution be appointed or re-appointed as a director of that company, or be authorized to continue in office as a director of that company, to hold office until the next annual general meeting of shareholders.

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our Board of Directors by sending an e-mail to Board@flextronics.com. All e-mails received will be sent to the Chairman of the Board and our Chief Financial Officer and/or Senior Vice President, Finance. The e-mail correspondence is regularly reviewed and summaries are provided to the full Board.

Board of Directors

Our Articles of Association give our Board of Directors general powers to manage our business. The Board oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives, including our Chief Executive Officer.

Our Board of Directors held a total of six meetings during fiscal year 2011. During the period for which each current director was a director or a committee member, each director attended at least 75% of the aggregate of the total number of meetings of our Board in fiscal 2011 together with the total number of meetings held by all committees of our Board on which he served, except for Mr. Tan who attended 64% of such meetings. During fiscal year 2011, our non-employee directors met at regularly scheduled executive sessions without management participation.

Our Board has adopted a policy that encourages each director to attend the annual general meeting, but attendance is not required. Mr. McNamara attended the company's 2010 annual general meeting.

Director Independence

To assist our Board of Directors in determining the independence of our directors, the Board has adopted Director Independence Guidelines that incorporate the definition of "independence" adopted by The NASDAQ Stock Market LLC, which we refer to as Nasdaq in this joint proxy statement. Our Board has determined that each of the company's directors, other than Mr. McNamara, is an independent director as defined by the applicable rules of Nasdaq and our Director Independence Guidelines. Under the Nasdaq definition and our Director Independence Guidelines, a director is independent only if the Board determines that the director does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq definition and our Director Independence Guidelines, a director will not be independent if the director has certain disqualifying relationships. In evaluating independence, the Board broadly considers all relevant facts and circumstances. Our Director Independence Guidelines are included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com.*

In evaluating the independence of our independent directors, the Board considered certain transactions, relationships and arrangements between us and various third parties with which certain of our independent directors are affiliated, and determined that such transactions, relationships and arrangements did not interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors. These transactions, relationships and arrangements were as follows:

- Mr. H. Raymond Bingham, the Chairman of our Board of Directors, is a non-management director of STMicroelectronics N.V. and a non-management director of Oracle Corporation (of which Mr. Bingham owns less than 1%), each of which was a customer and supplier of our company during the most recent fiscal year. In addition, Mr. Bingham is an Advisory Director of General Atlantic LLC, a private equity firm. In connection with his position as Advisory Director of General Atlantic LLC, Mr. Bingham is an indirect beneficial owner of certain portfolio companies of General Atlantic LLC, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year.

- Mr. James A. Davidson, a member of our Board of Directors, is a Co-founder and Co-Chief Executive Officer of Silver Lake, a private equity investment firm, and in connection with his position as managing director, Mr. Davidson is a non-management director and/or an indirect beneficial owner of certain portfolio companies of affiliated funds of Silver Lake, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Avago Technologies Limited accounted for approximately 5% of the gross revenues of Avago during the most recent fiscal year.
- Mr. Lip-Bu Tan, a member of our Board of Directors, is the CEO, president and director of Cadence Design Systems, which is one of our customers and suppliers. He is also the founder and Chairman of Walden International, a venture capital fund. In connection with his position as Chairman of Walden International, Mr. Tan is a non-management director/observer and/or an indirect beneficial owner of certain portfolio companies of Walden International, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Multiplex, Inc. accounted for approximately 15.6% of the gross revenues for Multiplex during the most recent fiscal year and purchases from Aptina Imaging Corp. accounted for approximately 2.5% of the gross revenues for Aptina during the most recent fiscal year. Substantially all of the purchases from Multiplex and Aptina were made at the direction of certain of our customers.
- Mr. William D. Watkins, a member of our Board of Directors, is the former chief executive officer of Seagate Technologies and a non-management director of Maxim Integrated Products, Inc., both of which are suppliers of our company. Purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year, except that purchases from Maxim Integrated Products, Inc. accounted for approximately 3.1% of the gross revenues for Maxim during the most recent fiscal year.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors currently consists of eight directors, each of whom, other than Mr. McNamara, is independent under the company's Director Independence Guidelines and the applicable rules of Nasdaq. Mr. McNamara has served as our Chief Executive Officer, or CEO, since January 1, 2006, and as a member of our Board of Directors since October 2005. Mr. Bingham, who is an independent director, has served as our Chairman of the Board since January 2008. The Board has separated the roles of Chairman and CEO since 2003.

Our Board of Directors believes that the most effective Board leadership structure for the company at the present time is for the roles of CEO and Chairman of the Board to be separated, and for the Chairman of the Board to be an independent director. Under this structure, our CEO is generally responsible for setting the strategic direction for the company and for providing the day-to-day leadership over the company's operations, while the Chairman of the Board provides guidance to the CEO, sets the agenda for meetings of the Board and presides over Board meetings. Our Board of Directors believes that having an independent Chairman set the agenda and establish the priorities and procedures for the work of the Board provides a greater role for the independent directors in the oversight of the company, and also provides the continuity of Board leadership necessary for the Board to fulfill its responsibilities. This leadership structure is supplemented by the fact that all of our directors, other than Mr. McNamara, are independent and all of the committees of the Board are composed solely of, and chaired by, independent directors. In addition, our non-employee directors meet at regularly scheduled executive sessions without management participation. The Board retains the authority to modify this leadership structure as and when appropriate to best address the company's unique circumstances at any given time and to serve the best interests of our shareholders.

Our Board of Directors' role in risk oversight involves both the full Board of Directors and its committees. The Audit Committee is charged with the primary role in carrying out risk oversight responsibilities on behalf of the Board. Pursuant to its charter, the Audit Committee reviews the company's policies and practices with respect to risk assessment and risk management, including discussing with management the company's major risk exposures and the steps that have been taken to monitor and mitigate such exposures. The company's enterprise risk management process is designed to identify risks that could affect the company's achievement of business goals and strategies, to assess the likelihood and potential impact of significant risks to the company's business, and to prioritize risk control and mitigation. Our Chief Financial Officer, our General Counsel and our Chief Ethics and Compliance Officer periodically report on the Company's risk management policies and practices to relevant Board committees and to the full Board. The Audit Committee reviews the company's major financial risk exposures as well as major operational, compliance, reputational and strategic risks, including steps to monitor, manage and mitigate those risks. In addition, each of the other Board committees is responsible for oversight of risk management practices for categories of risks relevant to their functions. For example, the Compensation Committee has oversight responsibility for the company's overall compensation structure, including review of its compensation practices, with a view to assessing associated risk. See ***"Compensation Risk Assessment."*** The Board as a group is regularly updated on specific risks in the course of its review of corporate strategy, business plans and reports to the Board by its respective committees. The Board believes that its leadership structure supports its risk oversight function by providing a greater role for the independent directors in the oversight of the company.

Board Committees

The standing committees of our Board of Directors are the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The table below provides current membership for each of these committees.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
H. Raymond Bingham	X		X*
James A. Davidson		X	
Robert L. Edwards	X*		X
Daniel H. Schulman		X*	
Willy C. Shih			X
Lip-Bu Tan			X
William D. Watkins	X		

* Committee Chair

Audit Committee

The Audit Committee of the Board of Directors is currently composed of Messrs. Bingham, Edwards, and Watkins, each of whom the Board has determined to be independent and to meet the financial experience requirements under both the rules of the SEC and the listing standards of the NASDAQ Global Select Market. The Board has also determined that Mr. Edwards is an "audit committee financial expert" within the meaning of the rules of the SEC and is "financially sophisticated" within the meaning of the rules of Nasdaq. The Audit Committee held six meetings during fiscal year 2011 and regularly meets in executive sessions without management present. The committee's principal functions are to:

- monitor and evaluate periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our financial and senior management, and our independent auditors;
- be directly responsible for the appointment, compensation and oversight of the work of our independent auditors (including resolution of any disagreements between our management and the auditors regarding financial reporting); and
- facilitate communication among our independent auditors, our financial and senior management and our Board.

Our Board has adopted an Audit Committee Charter that is available on the Corporate Governance page of our website at *www.flextronics.com.*

Compensation Committee

Responsibilities and Meetings

The Compensation Committee of our Board of Directors is responsible for reviewing and approving the goals and objectives relating to, and recommending to our Board the compensation of, our Chief Executive Officer and all other executive officers. The committee also oversees management's decisions concerning the performance and compensation of other officers, administers the company's equity compensation plans, reviews and recommends to our Board the compensation of our non-employee directors and regularly evaluates the effectiveness of our overall executive compensation program. The Compensation Committee is currently composed of Messrs. Davidson and Schulman, each of whom our Board has determined to be an independent director under applicable listing standards of Nasdaq. The committee held seven meetings during fiscal year 2011 and regularly meets in executive sessions without management present. The specific powers and responsibilities of the Compensation Committee are set forth in more detail in the Compensation Committee Charter, which is available on the Corporate Governance page of our website at *www.flextronics.com.*

Delegation of Authority

When appropriate, our Compensation Committee may form, and delegate authority to, subcommittees. In addition, in accordance with the company's equity compensation plans, the Compensation Committee's charter allows the committee to delegate to our Chief Executive Officer its authority to grant stock options to employees of the company who are not directors or executive officers. Pursuant to the Compensation Committee's Equity Compensation Grant Policy, however, all grants of equity awards (including stock options and restricted share unit awards, which we have also referred to in the past as share bonus awards) must be approved by the Board of Directors or the Compensation Committee.

Compensation Processes and Procedures

The Compensation Committee evaluates our compensation programs and makes recommendations to our Board regarding compensation to be paid or awarded to our executive officers. As part of its process, the Compensation Committee meets with our Chief Executive Officer, Chief Financial Officer, Executive Vice President, Worldwide Human Resources and Management Systems and our Vice President, Global Compensation and Benefits to obtain recommendations with respect to the structure of our compensation programs, as well as an assessment of the performance of individual executives and recommendations on compensation for individual executives. In addition, the Compensation Committee has the authority to retain and terminate any third-party compensation consultant and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2011 fiscal year, the Compensation Committee engaged Radford, an Aon Hewitt Company (referred to in this joint proxy statement as Radford) as its independent adviser for certain executive compensation matters. Radford was retained by the Compensation Committee to provide an independent review of the company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. More specifically, Radford furnished the Compensation Committee with reports on peer company practices relating to the following matters: short and long-term compensation program design; annual share utilization and shareowner dilution levels resulting from equity plans; executive stock ownership and retention values; stock ownership guidelines; and incentive compensation recoupment policies. As part of its reports to the Compensation Committee, Radford evaluated our peer companies, and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. Radford also assisted the Compensation Committee with its risk assessment of our compensation programs.

The Compensation Committee relied on input from Radford in evaluating management's recommendations and arriving at the Compensation Committee's recommendations to the Board with respect to the elements of compensation discussed below under ***"Compensation Discussion and Analysis."*** The Compensation Committee expects that it will continue to retain a compensation consultant on future executive compensation matters.

The Compensation Committee also reviews and makes recommendations to our Board for the compensation of our non-employee directors. To assist the Compensation Committee in its annual review of director compensation, our management provides director compensation data compiled from the annual reports and proxy statements of companies in our peer comparison group. In addition, the Compensation Committee retained Radford to assist the committee in its review of our non-employee director compensation program. This review was conducted to establish whether the compensation paid to our non-employee directors was competitive when compared to the practices of our peer group of companies. The Compensation Committee reviewed, among other things, the existing cash compensation of our non-employee directors, the grant date fair value of restricted share unit awards, the total compensation of our non-employee Chairman of the Board and the aggregate number of our ordinary shares held by each of our non-employee directors. The Compensation Committee, with the assistance of Radford, also took into consideration compensation trends for outside directors and the implementation of our share ownership guidelines for non-employee directors. Based in part on Radford's review and analysis of the compensation practices of our peer group, our Board of Directors, upon the recommendation of the Compensation Committee, approved changes in the compensation payable to our non-employee directors and our Chairman of the Board, which are discussed in the section below captioned ***"Non-Management Directors' Compensation for Fiscal Year 2011"*** and in the section entitled ***"Proposal No. 4: Ordinary Resolution to Approve Changes to the Cash Compensation Payable to our Directors and the Chairman of the Board"*** beginning on page 21 of this joint proxy statement.

Relationship with Compensation Consultant

In addition to serving as compensation consultant to the Compensation Committee in fiscal year 2011 with respect to the compensation of our executive officers and non-employee directors, Radford and its affiliates have provided other services to our management. Radford's fees in connection with providing consulting services with respect to the compensation of our executive officers and non-employee directors in fiscal year 2011 were approximately $140,000.

Radford is a division of Aon Corporation. During our 2011 fiscal year, Aon Corporation and its affiliates, which we refer to collectively as Aon, were retained by the company to provide services unrelated to executive and director compensation matters, relating to global employee benefits services, property insurance and risk services. The decision to engage Aon for these other services was made by management. Although aware of such other services, our Compensation Committee did not review or approve such other services provided by Aon, which services were approved by management in the ordinary course of business. The aggregate fees paid for those other services in fiscal 2011 were approximately $830,000.

Our Compensation Committee has determined that the provision by Aon of services unrelated to executive and director compensation matters in fiscal year 2011 were compatible with maintaining the objectivity of Radford in its role as compensation consultant to the committee and that the consulting advice it received from Radford was not influenced by Aon's other relationships with the company. The Compensation Committee is sensitive to the concern that the services provided by Aon, and the related fees, could impair the objectivity and independence of Radford, and the committee believes that it is important that objectivity be maintained. However, the committee also recognizes that the services provided by Aon are valuable to the company and that it could be inefficient and not in the company's interest to use a separate firm to provide those services at this time. In addition, the Compensation Committee has confirmed that Radford and Aon maintain appropriate safeguards to assure that the consulting services provided by Radford are not influenced by the company's business relationship with Aon.

Compensation Committee Interlocks and Insider Participation

During our 2011 fiscal year, Messrs. Davidson and Schulman served as members of the Compensation Committee. Mr. Davidson served as chairman of the Compensation Committee until May 26, 2010, when Mr. Schulman was appointed as chair. None of our executive officers served on the Compensation Committee during our 2011 fiscal year. None of our directors has interlocking or other relationships with other boards, compensation committees or our executive officers that require disclosure under Item 407(e)(4) of Regulation S-K.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently is currently composed of Messrs. Bingham, Edwards, Shih and Tan, each of whom our Board has determined to be an independent director under the applicable listing standards of Nasdaq. The Nominating and Corporate Governance Committee held six meetings during fiscal year 2011 and regularly meets in executive sessions without management present. The committee recruits, evaluates and recommends candidates for appointment or election as members of our Board. The committee is also responsible for shaping and overseeing the application of the company's corporate governance policies and procedures, including recommending corporate governance guidelines to the Board. In addition, the committee oversees the Board's annual self-evaluation process and any Board communications with shareholders. Our Board has adopted a Nominating and Corporate Governance Committee Charter that is available on the Corporate Governance page of our website at *www.flextronics.com.*

The goal of the Nominating and Corporate Governance Committee is to ensure that our Board possesses a variety of perspectives and skills derived from high-quality business and professional experience. Although the Board does not have a formal policy on diversity, the Nominating and Corporate Governance Committee seeks to achieve a balance and diversity of knowledge, experience and capability on our Board, while maintaining a sense of collegiality and cooperation that is conducive to a productive working relationship within the Board and between the Board and management. In addition, the committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, a high level of education, broad-based business acumen, and the ability to think strategically. Although the committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees.

The Nominating and Corporate Governance Committee generally recruits, evaluates and recommends nominees for our Board based upon recommendations by our directors and management. The committee will also consider recommendations submitted by our shareholders. The committee does not have different standards for evaluating nominees depending on whether they are proposed by our directors and management or by our shareholders. Shareholders can recommend qualified candidates for our Board to the Nominating and Corporate Governance Committee by submitting recommendations to our corporate secretary at Flextronics International Ltd., 2 Changi South Lane, Singapore 486123. Submissions that are received and meet the criteria outlined above will be forwarded to the Nominating and Corporate Governance Committee for review and consideration. Shareholder recommendations for our 2012 annual general meeting should be made not later than February 16, 2012 to ensure adequate time for meaningful consideration by the Nominating and Corporate Governance Committee. To date, we have not received any such recommendations from our shareholders.

Director Share Ownership Guidelines

At the recommendation of the Compensation Committee, our Board of Directors adopted share ownership guidelines for our non-employee directors in July 2009 in connection with its review of our non-employee directors' compensation. The ownership guidelines encourage our non-employees directors to hold a minimum number of our ordinary shares equivalent to $225,000 in value. The guidelines encourage our non-employee directors to reach this goal within five years of the date that the Board approved the guidelines or the date of their election to our Board of Directors, whichever is later, and to hold at least such minimum value in shares for as long as he or she serves on our Board.

NON-MANAGEMENT DIRECTORS' COMPENSATION FOR FISCAL YEAR 2011

The key objective of our non-employee directors' compensation program is to attract and retain highly qualified directors with the necessary skills, experience and character to oversee our management. By using a combination of cash and equity-based compensation, the compensation program is designed to recognize the time commitment, expertise and potential liability relating to active Board service, while aligning the interests of our Board of Directors with the long-term interests of our shareholders. In accordance with the policy of our Board of Directors, we do not pay management directors for Board service in addition to their regular employee compensation. For a discussion of the compensation paid to our only management director, Mr. McNamara, for services provided as our CEO, see the sections of this joint proxy statement entitled ***"Compensation Discussion and Analysis"*** and ***"Executive Compensation."***

In addition to the compensation provided to our non-employee directors, which is detailed below, each non-employee director is reimbursed for any reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the Board of Directors and Board committees, as well for any fees incurred in attending continuing education courses for directors.

Fiscal Year 2011 Annual Cash Compensation

Under the Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with the prior approval of our shareholders at a general meeting.

Our shareholders approved the current cash compensation arrangements for our non-employee directors at our 2009 annual general meeting. The current arrangements include the following compensation:

- annual cash compensation of $75,000, payable quarterly in arrears to each non-employee director for services rendered as a director;
- additional annual cash compensation of $100,000, payable quarterly in arrears to the Chairman of the Board of Directors for services rendered as Chairman of the Board;
- additional annual cash compensation of $50,000, payable quarterly in arrears to the Chairman of the Audit Committee of the Board of Directors for services rendered as Chairman of the Audit Committee and for participation on the committee;
- additional annual cash compensation of $15,000, payable quarterly in arrears to each other non-employee director who serves on the Audit Committee for participation on the committee;
- additional annual cash compensation of $25,000, payable quarterly in arrears to the Chairman of the Compensation Committee for services rendered as Chairman of the Compensation Committee and for participation on the committee;
- additional annual cash compensation of $10,000, payable quarterly in arrears to each other non-employee director who serves on the Compensation Committee for participation on the committee;
- additional annual cash compensation of $10,000, payable quarterly in arrears to the Chairman of the Nominating and Corporate Governance Committee for services rendered as Chairman of the Nominating and Corporate Governance Committee and for participation on the committee; and
- additional annual cash compensation of $5,000 payable quarterly in arrears to each of our non-employee directors for participation on each standing committee other than the Audit Committee and the Compensation Committee (which is currently limited to the Nominating and Corporate Governance Committee).

Non-employee directors do not receive any non-equity incentive compensation, or participate in any pension plan or deferred compensation plan.

We are currently seeking approval from our shareholders to: (i) increase from $75,000 to $85,000 the annual cash compensation payable to each of the company's non-employee directors for services rendered as a director; (ii) increase from $10,000 to $15,000 the additional annual cash compensation payable to the Chairman of the Nominating and Corporate Governance Committee for services rendered as Chairman of the Nominating and Corporate Governance Committee and for participation on the committee; (iii) increase from $5,000 to $8,000 the additional annual cash compensation payable to each other non-employee director who serves on the Nominating and Corporate Committee for participation on the committee; and (iv) provide our Chairman of the Board with the regular cash compensation payable to a member of the Board for service on any Board committees, including service as chairman of any Board committees.

We are maintaining the additional cash compensation payable to the Chairman of the Board of Directors for services rendered as Chairman, the additional cash compensation payable to the chairmen of the Audit Committee and the Compensation Committee, and the additional cash compensation payable to the non-chair members of the Audit Committee and Compensation Committee for their services on such committees. For additional information, see the section entitled ***"Proposal No. 4: Ordinary Resolution to Approve Changes to the Cash Compensation Payable to our Directors and the Chairman of the Board"*** beginning on page 21 of this joint proxy statement.

Fiscal Year 2011 Equity Compensation

Yearly Restricted Share Unit Awards

Under the terms of the discretionary restricted share unit grant provisions of our 2010 Equity Incentive Plan, which we refer to as the 2010 Plan, each non-employee director is eligible to receive grants of restricted share unit awards at the discretion of our Board of Directors. In accordance with the compensation program recommended by the Compensation Committee and approved by the Board, each non-employee director receives, following each annual general meeting of the company, a yearly restricted share unit award consisting of such number of shares having an aggregate fair market value of $125,000 on the date of grant. These yearly restricted share unit awards vest in full on the date immediately prior to the date of the next year's annual general meeting. During fiscal year 2011, each non-employee director received a restricted share unit award covering 20,000 ordinary shares under this program.

Beginning with the yearly share bonus award to be made following the 2011 annual general meeting, our Board of Directors, upon the recommendation of the Compensation Committee, has increased the fair market value of the yearly restricted share unit award to be granted to our non-employee directors from $125,000 to $150,000.

Initial Awards

Upon initially becoming a director of the company, each non-employee director receives a pro-rated share of the yearly restricted share unit award granted to our directors, which is discussed above. The pro-rated award vests on the date immediately prior to the date of our next annual general meeting and is based on the amount of time that the director serves on the Board until such date. No director received a restricted share unit award under this program in fiscal year 2011.

Discretionary Grants

Under the terms of the discretionary option grant provisions of the 2010 Plan, non-employee directors are eligible to receive stock options granted at the discretion of the Compensation Committee. No director received stock options pursuant to the discretionary grant program during fiscal year 2011.

Compensation for the Non-Employee Chairman of the Board

Our non-executive Chairman is entitled to receive, following each annual general meeting of the Company, (i) the $100,000 in additional annual cash compensation described above, payable quarterly in arrears, and (ii) an additional yearly restricted share unit award that consists of such number of shares having an aggregate fair market value of $100,000 on the date of grant, which vests on the date immediately prior to the date of the next year's annual general meeting. Following the 2010 annual general meeting, our non-executive Chairman of the Board received a restricted share unit award covering 16,000 ordinary shares under the equity portion of this program. Our Chairman of the Board is also eligible to receive all other compensation payable to our non-employee directors, other than cash compensation payable for service on any Board committees.

As described above, we are currently seeking approval from our shareholders for changes in the cash compensation payable to our non-employee directors, including to change the cash compensation payable to our Chairman of the Board to entitle him to receive the regular cash compensation payable to a member of the Board for service on any Board committees, including service as chairman of any Board committees. Our non-executive Chairman of the Board currently serves on the Audit Committee and is the Chairman of the Nominating and Corporate Governance Committee. Our Compensation Committee has recommended and our Board has determined that the Chairman should be eligible for cash compensation for committee service and recommended that he receive such compensation, subject to approval by our shareholders. Since November 30, 2010, the Chairman of the Board is entitled to receive compensation for his committee service in the form of restricted share unit awards, which will vest immediately following our next annual general meeting and be valued as of such date.

For additional information about this proposal, see the section entitled ***"Proposal No. 4: Ordinary Resolution to Approve Changes to the Cash Compensation Payable to our Directors and the Chairman of the Board"*** beginning on page 21 of this joint proxy statement.

Director Summary Compensation in Fiscal Year 2011

The following table sets forth the fiscal year 2011 compensation for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
H. Raymond Bingham	$175,000	$225,000	$400,000
James A. Davidson	$ 87,266	$125,000	$212,266
Robert L. Edwards	$130,000	$125,000	$255,000
Daniel H. Schulman	$ 97,733	$125,000	$222,733
Willy C. Shih, Ph.D.	$ 80,000	$125,000	$205,000
Lip-Bu Tan	$ 83,642	$125,000	$208,642
William D. Watkins	$ 90,000	$125,000	$215,000

(1) This column represents the amount of cash compensation earned in fiscal year 2011 for Board and committee service.

(2) This column represents the grant date fair value of restricted share unit awards granted in fiscal year 2011 in accordance with FASB ASC Topic 718. The grant date fair value of restricted share unit awards is the closing price of our ordinary shares on the date of grant.

The table below shows the aggregate number of ordinary shares underlying stock options and unvested restricted share units held by our non-employee directors as of the 2011 fiscal year-end:

Name	Number of Ordinary Shares Underlying Outstanding Stock Options (#)	Number of Ordinary Shares Underlying Outstanding Restricted share units (#)
H. Raymond Bingham	37,500	36,000
James A. Davidson	37,500	20,000
Robert L. Edwards	25,000	20,000
Daniel H. Schulman	25,000	20,000
Willy C. Shih, Ph.D.	37,500	20,000
Lip-Bu Tan	37,500	20,000
William D. Watkins	25,000	20,000

Change of Control and Termination Provisions

Our non-employee directors have outstanding stock options that were issued under the terms of our 2001 Equity Incentive Plan, which we refer to as our 2001 Plan, and outstanding restricted share unit awards granted under the terms of the 2010 Plan. Following the approval of our shareholders of the adoption of the 2010 Plan at our 2010 annual general meeting, all future equity awards to our directors will be granted under the 2010 Plan. Under the terms of the 2001 Plan, if a director ceases to provide services to the company for any reason other than death, cause (as defined in the 2001 Plan) or disability (as defined in the 2001 Plan), then the director may exercise any options which have vested by the date of such termination within three months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. If a director ceases to provide services to the company because of death or disability, then the director may exercise any options which have vested by the date of such termination within 12 months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. All stock options held by a director who is terminated for cause expire on the termination date, unless otherwise determined by the Compensation Committee.

In the event of a dissolution or liquidation of the company or if we are acquired by merger or asset sale or in the event of other change of control events, the treatment of outstanding stock options granted under the 2001 Plan (other than option grants made under the automatic option grant program described below), and of outstanding restricted share units granted under the 2010 Plan, is as described in the section entitled ***"Potential Payments upon Termination or Change of Control."***

For stock option grants made under the automatic option grant program of the 2001 Plan, in the event of a change of control transaction described above, each outstanding stock option will accelerate so that each such option shall, prior to the effective date of such transaction at such times and with such conditions as determined by the Compensation Committee, (i) become fully vested with respect to the total number of shares then subject to such award and (ii) remain exercisable for a period of three months following the consummation of the change of control transaction. However, in the event of a hostile take-over of the company pursuant to a tender or exchange offer, the director has a right to surrender each option, which has been held by him or her for at least six months, in return for a cash distribution by the company in an amount equal to the excess of (a) the take-over price per share over (b) the exercise price payable for such share.

PROPOSAL NO. 2:
RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2012 AND AUTHORIZATION OF OUR BOARD TO FIX THEIR REMUNERATION

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm to audit our accounts and records for the fiscal year ending March 31, 2012, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Companies Act, our Board of Directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the 2012 annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2011 annual general meeting. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by our principal accounting firm, Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and their respective affiliates for services performed during fiscal years 2011 and 2010. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal Year	
	2011	2010
	(in millions)	
Audit Fees	$ 7.8	$7.4
Audit-Related Fees	—	—
Tax Fees	2.2	2.5
All Other Fees	0.3	—
Total	$10.3	$9.9

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, consents and the review of documents filed with the SEC.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and not included in Audit Fees. We did not incur fees under this category in fiscal years 2011 and 2010.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits and customs and duties.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services, if any. The fees incurred under this category during fiscal year 2011 primarily related to enterprise risk management consulting services.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence and the Audit Committee believes it important that independence be maintained. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

The Board recommends a vote "FOR" the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2012 and authorization of the Board, upon the recommendation of the Audit Committee, to fix their remuneration.

AUDIT COMMITTEE REPORT

The information contained under this "Audit Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

The Audit Committee assists our Board of Directors in overseeing financial accounting and reporting processes and systems of internal controls. The Audit Committee also evaluates the performance and independence of our independent registered public accounting firm. The Audit Committee operates under a written charter, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com.* Under the written charter, the Audit Committee must consist of at least three directors, all of whom must be "independent" as defined by the Exchange Act and the rules of the SEC and Nasdaq. The members of the committee during fiscal year 2011 were Messrs. Bingham, Edwards, Tan and Watkins, each of whom is an independent director. The current members of the committee are Messrs. Bingham, Edwards and Watkins.

Our financial and senior management supervise our systems of internal controls and the financial reporting process. Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express opinions on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

The Audit Committee has reviewed and discussed with both the management of the company and our independent auditors our audited consolidated financial statements for the fiscal year ended March 31, 2011, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting. Our management represented to the Audit Committee that our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Oversight Board in Rule 3800T. The Audit Committee also has discussed with our independent auditors the firm's independence from company management and the company, and reviewed the written disclosures and letter from the independent registered certified public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered certified public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee has also considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal year 2011 and fiscal year 2010 were pre-approved by the Audit Committee in accordance with established procedures.

Based on the Audit Committee's discussions with the management of the company and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the company's Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which was filed with the SEC on May 23, 2011.

Submitted by the Audit Committee of the Board of Directors:

Robert L. Edwards
H. Raymond Bingham
William D. Watkins

PROPOSAL NO. 3: ORDINARY RESOLUTION TO AUTHORIZE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. We are submitting this proposal because we are required to do so under the laws of Singapore before we can issue any ordinary shares in connection with our equity compensation plans, possible future strategic transactions, or public and private offerings.

If this proposal is approved, the authorization would be effective from the date of the 2011 annual general meeting until the earlier of (i) the conclusion of the 2012 annual general meeting or (ii) the expiration of the period within which the 2012 annual general meeting is required by law to be held. The 2012 annual general meeting is required to be held no later than 15 months after the date of the 2011 annual general meeting and no later than six months after the date of our 2012 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of two months to be made with the Singapore Accounting and Corporate Regulatory Authority).

Our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorize our directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares. In the past, the Board has issued shares or made agreements that would require the issuance of new ordinary shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares; and
- in connection with our equity compensation plans and arrangements.

If this proposal is not approved, we would not be permitted to issue any new ordinary shares, including shares issuable pursuant to compensatory equity awards (other than shares issuable on exercise or settlement of outstanding options, restricted share units and other instruments convertible into or exercisable for ordinary shares, which were previously granted when the previous shareholder approved share issue mandates were in force). If we are unable to rely upon equity as a component of compensation, we would have to review our compensation practices, and would likely have to substantially increase cash compensation to retain key personnel.

Notwithstanding this general authorization to issue our ordinary shares, we will be required to seek shareholder approval with respect to future issuances of ordinary shares where required under the rules of Nasdaq, such as where the company proposes to issue ordinary shares that will result in a change in control of the company or in connection with a private offering involving the issuance of ordinary shares representing 20% or more of our outstanding ordinary shares at a price less than the greater of book or market value.

Our Board expects that we will continue to issue ordinary shares and grant options and restricted share unit awards in the future under circumstances similar to those in the past. As of the date of this joint proxy statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this proposal is required. Nevertheless, our Board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorization in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

If this proposal is approved, our directors would be authorized to issue, during the period described above, ordinary shares subject only to applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of ordinary shares could be dilutive to existing shareholders or reduce the trading price of our ordinary shares on the NASDAQ Global Select Market.

We are not submitting this proposal in response to a threatened takeover. In the event of a hostile attempt to acquire control of the company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

The Board recommends a vote "FOR" the resolution to authorize ordinary share issuances.

PROPOSAL NO. 4:
ORDINARY RESOLUTION TO APPROVE CHANGES TO THE CASH COMPENSATION PAYABLE TO OUR DIRECTORS AND THE CHAIRMAN OF THE BOARD

In 2011, assisted by Radford, the Compensation Committee of our Board of Directors conducted a review of our non-employee director compensation program. This review was conducted to establish whether the compensation paid to our non-employee directors was competitive when compared to the practices of our established peer group of companies, which is discussed in the section below captioned "***Compensation Discussion and Analysis.***" The Compensation Committee reviewed, among other things, the existing cash compensation of our non-employee directors, the grant date fair value of restricted share unit awards, the total compensation of our non-executive Chairman of the Board and the aggregate number of our ordinary shares held by each of our non-employee directors. The Compensation Committee, with the assistance of Radford, also took into consideration compensation trends for outside directors and the implementation of our share ownership guidelines for non-employee directors. In addition, the Compensation Committee considered that our non-executive Chairman of the Board serves on the Audit Committee and is the Chairman of the Nominating and Corporate Governance Committee and currently receives no cash compensation for his services on either of those Board committees.

Based on this review and analysis, our Compensation Committee recommended and our Board approved, subject to shareholder approval of this Proposal No. 4, an increase in the annual retainer for Board service and an increase in the additional annual retainer for the members and chairman of the Nominating and Corporate Governance Committee. Our Compensation Committee has also recommended and our Board has determined, subject to approval by our shareholders of this proposal, that the Chairman should be eligible for regular cash compensation for committee service. Since November 30, 2010, the Chairman of the Board is entitled to receive compensation for his committee service in the form of restricted share unit awards, which will vest immediately following our next annual general meeting and be valued as of such date. In addition, our Compensation Committee recommended and our Board approved an increase from $125,000 to $150,000 in the fair market value of the yearly restricted share unit award granted to our non-employee directors. This change in equity compensation does not require the approval of our shareholders under Singapore law and we are not seeking shareholder approval of this change pursuant to this Proposal No. 4.

Under the Companies Act, we may only provide cash compensation to our directors for services rendered in their capacity as directors with the prior approval from the company's shareholders at a general meeting. We believe that it is advisable and in the best interests of our shareholders for our shareholders to authorize the company to:

- increase from $75,000 to $85,000 the annual cash compensation payable to each of Flextronics's non-employee directors for services rendered as a director;
- increase from $10,000 to $15,000 the additional annual cash compensation payable to the Chairman of the Nominating and Corporate Governance Committee for services rendered as Chairman of the Nominating and Corporate Governance Committee and for participation on the committee;
- increase from $5,000 to $8,000 the additional annual cash compensation payable to each other non-employee director who serves on the Nominating and Corporate Committee for participation on the committee; and
- provide to the Chairman of the Board of Directors the regular cash compensation payable to a member of the Board of Directors for his or her service on any committees of the Board of Directors, including service as chairman of any committees of the Board of Directors.

We are not seeking any other changes to the additional cash compensation payable to the Chairman of the Board of Directors, the additional cash compensation payable to the chairmen of the Audit Committee and the Compensation Committee, or the additional cash compensation payable to the non-chair members of the Audit Committee and Compensation Committee for their services on such committees. The current cash compensation arrangements for our non-employee directors were previously approved by our shareholders at our 2007 and 2009 annual general meetings.

We believe that the authorization being sought by this proposal will benefit our shareholders by enabling the company to attract and retain qualified individuals to serve on our Board of Directors and as the Chairman of the Board and to continue to provide leadership for the company with the goal of enhancing long-term value for our shareholders.

For additional information about the cash and equity compensation paid to our non-employee directors and our Chairman of the Board of Directors, including compensation paid for the fiscal year ended March 31, 2011, please see the section entitled "***Non-Management Directors' Compensation for Fiscal Year 2011***" on page 12.

The Board recommends a vote "FOR" the resolution to approve the changes to the cash compensation payable to our directors and the Chairman of the Board.

NON-BINDING, ADVISORY PROPOSAL NO. 5: NON-BINDING, ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

In accordance with recently adopted Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking our shareholders to approve, in a non-binding, advisory vote, the compensation of our named executive officers as reported in this joint proxy statement in the Compensation Discussion and Analysis and in the compensation tables and accompanying narrative disclosure under "***Executive Compensation***." Our named executive officers include our chief executive officer, our chief financial officer and the three other most highly compensated executive officers serving at the end of our 2011 fiscal year and identified in the Compensation Discussion and Analysis.

As described in more detail in the Compensation Discussion and Analysis, our compensation programs are designed to:

- attract, retain and motivate superior executive talent while maintaining an appropriate cost structure;
- link a substantial component of our executives' compensation to the achievement of performance goals that directly correlate to the enhancement of shareholder value; and
- have the right balance of short and long-term compensation elements to ensure an appropriate focus on operational objectives and the creation of long-term value.

As a general matter, the Compensation Committee seeks to allocate a substantial portion of the named executive officers' compensation to components that are performance-based and at-risk. The Compensation Committee also generally seeks to allocate a substantial portion of executive compensation to long-term cash and equity awards. The Compensation Committee periodically assesses our compensation programs to ensure that they are appropriately aligned with our business strategy and are achieving their objectives. For fiscal year 2011, we adopted various changes in our compensation programs in order to better align our programs with best practices. These changes included the following:

- base salary is targeted at the 50th percentile of peer companies (previously, we targeted the 75th percentile);
- incentive bonuses are targeted at between the 60th and 65th percentiles of peer companies (previously, we targeted the 75th percentile);
- long-term incentive compensation is targeted at between the 60th and 65th percentiles of peer companies (previously, we targeted the 75th percentile);
- total direct compensation, comprised of base salary and short and long-term incentive compensation, is targeted at between the 60th and 65th percentiles of peer companies (previously, we targeted the 75th percentile);
- long-term incentive compensation is now comprised of performance-based and service-based restricted share units and performance-funded contributions under a new deferred compensation plan (stock options may be granted in future years depending on the mix of outstanding awards and other considerations);
  - ➢ we use the company's total shareholder return relative to the Standard and Poor's 500 Index as the performance measure for our performance-based restricted share units, with 50% of the award based on performance over a three-year period and 50% of the award based on performance over a four-year period;
  - ➢ annual contributions under our deferred compensation plan are dependent on the company's performance and may only be made if certain company performance metrics are achieved (using the same performance metric categories as we use under our incentive bonus plan). Any contributions will cliff vest four years from the contribution date. Previously, contributions were service-based;
- payout levels are capped under both our short and long-term incentive compensation arrangements;
- we adopted stock ownership guidelines for our executives and other senior officers; and
- we adopted an incentive compensation recoupment policy.

In fiscal year 2011, we achieved strong year-over-year growth that was broadly distributed across all of our market segments. Revenue increased $4.6 billion or 19% over fiscal year 2010, almost entirely based on organic growth. In addition, the company achieved strong operating leverage, growing adjusted operating income 38% or twice our revenue growth rate, with adjusted earnings per share increasing 64%, which was more than three times our revenue growth rate. GAAP net income and earnings per share reached record levels, with fiscal 2011 net income of $596 million and earnings per share of $0.75. The company also achieved its highest ever level of Return on Invested Capital and continued to generate strong cash flow.

We urge shareholders to read carefully the Compensation Discussion and Analysis beginning on page 32 of this joint proxy statement to review the correlation between the compensation of our named executive officers and our performance. The Compensation Discussion and Analysis also describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives. We also encourage you to read the Summary Compensation Table and the other related compensation tables and narrative that follow the Compensation Discussion and Analysis, which provide detailed information on the compensation of our named executive officers.

While the vote on this resolution is advisory and not binding on the company, the Compensation Committee or the Board, each of the Compensation Committee and the Board value the opinions of our shareholders and will consider the outcome of the vote on this resolution when making decisions regarding future executive compensation arrangements.

The Board recommends a vote "FOR" the approval of the non-binding, advisory resolution on executive compensation.

Notice & Proxy Statement

NON-BINDING, ADVISORY PROPOSAL NO. 6: NON-BINDING ADVISORY RESOLUTION ON THE FREQUENCY OF THE NON-BINDING, ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

Pursuant to recently adopted Section 14A of the Exchange Act, we are asking shareholders to vote on whether future non-binding, advisory votes on executive compensation of the nature reflected in Proposal No. 5 above should occur every year, every two years or every three years.

The Board of Directors, upon the recommendation of our Nominating and Corporate Governance Committee, has determined that holding an advisory vote on executive compensation every year is the most appropriate policy for the company at this time. Therefore, our Board recommends that shareholders vote for future advisory votes on executive compensation to occur every year. We believe that this approach is consistent with our policy of maintaining an open and transparent dialogue with our shareholders. In addition, although our executive compensation programs are designed to promote a long-term connection between compensation and performance, executive compensation is set and disclosed on an annual basis. However, we would like to advise our shareholders that because the advisory vote on executive compensation occurs after compensation decisions are determined and awards are made with respect to a particular fiscal year, it may not always be appropriate or feasible to change our compensation programs in consideration of any one year's advisory vote on executive compensation by the time of the following year's annual general meeting.

While this advisory resolution is not binding on the company, the Compensation Committee or the Board, each of the Nominating and Corporate Governance Committee and the Board will carefully consider the voting results in recommending and determining the frequency of any future advisory votes on executive compensation. The frequency which receives the highest number of non-binding, affirmative votes will be deemed the choice of the shareholders. Shareholders are able to abstain from this proposal or to specify that a vote should be held every year, every two years or every three years. Shareholders are not being asked to approve or disapprove of the Board's recommendation. In addition, notwithstanding the Board's recommendation and the outcome of the shareholder vote, the Board may in the future decide to propose for consideration non-binding, advisory resolutions on executive compensation on a more or less frequent basis as it deems appropriate to best address the company's unique circumstances at any given time and to serve the best interests of our shareholders.

The Board recommends a vote to conduct future non-binding, advisory resolutions on executive compensation "EVERY YEAR".

PART III—PROPOSAL TO BE CONSIDERED AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ORDINARY RESOLUTION TO RENEW THE SHARE PURCHASE MANDATE

Our purchases or acquisitions of our ordinary shares must be made in accordance with, and in the manner prescribed by, the Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may apply from time to time.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our ordinary shares. This general and unconditional mandate is referred to in this joint proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the company's powers to purchase or otherwise acquire our issued ordinary shares on the terms of the Share Purchase Mandate.

Although our shareholders approved a renewal of the Share Purchase Mandate at the extraordinary general meeting of shareholders held in 2010, the Share Purchase Mandate renewed at the extraordinary general meeting will expire on the date of the 2011 annual general meeting. Accordingly, we are submitting this proposal to seek approval from our shareholders at the extraordinary general meeting for another renewal of the Share Purchase Mandate. On March 23, 2011, the Board authorized the repurchase of our ordinary shares in an aggregate amount up to $200 million. Until the 2011 annual general meeting, any repurchases would be made under the Share Purchase Mandate renewed at the extraordinary general meeting held in 2010. Commencing on the date of the 2011 annual general meeting, any repurchases may only be made if the shareholders approve the renewal of the Share Purchase Mandate at the extraordinary general meeting. The share purchase program does not obligate the company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

If renewed by shareholders at the extraordinary general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2012 annual general meeting or the date by which the 2012 annual general meeting is required by law to be held.

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the extraordinary general meeting, are summarized below.

Limit on Allowed Purchases

We may only purchase or acquire ordinary shares that are issued and fully paid up. We may not purchase or acquire more than 10% of the total number of issued ordinary shares outstanding at the date of the extraordinary general meeting. Any of our ordinary shares which are held as treasury shares will be disregarded for purposes of computing this 10% limitation.

Purely for illustrative purposes, on the basis of 739,999,930 issued ordinary shares outstanding as of June 5, 2011, and assuming no additional ordinary shares are issued or repurchased on or prior to the date of the extraordinary general meeting, we would be able to purchase not more than 73,999,993 issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate. In fiscal year 2011, we used $400 million to repurchase our ordinary shares under the Share Purchase Mandate, reducing our weighted average shares outstanding by 6%.

All ordinary shares purchased by us following the date of our last annual general meeting of shareholders (that is, the annual general meeting that *precedes* the meeting at which the mandate is renewed) are subject to this 10% limitation. For example, if we sought approval for the renewal of the Share Purchase Mandate at our 2011 annual general meeting of shareholders, we would have to reduce the number of new shares that we could repurchase by the number of shares purchased by us at any time following the date of our 2010 annual general meeting.

We are holding the extraordinary general meeting immediately following our 2011 annual general meeting so that the applicable date of our last annual general meeting for purposes of the Share Purchase Mandate will be the date of the 2011 annual general meeting (that is, the same date as the extraordinary general meeting), rather than the date of the 2010 annual general meeting. We believe that this approach will provide our Board with greater flexibility in determining the number of shares that the company may repurchase.

Duration of Share Purchase Mandate

Purchases or acquisitions of ordinary shares may be made, at any time and from time to time, on and from the date of approval of the Share Purchase Mandate up to the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of ordinary shares may be made by way of:

- market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted), in accordance with an equal access scheme as prescribed by the Companies Act.

If we decide to purchase or acquire our ordinary shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of ordinary shares must be made to every person who holds ordinary shares to purchase or acquire the same percentage of their ordinary shares;
- all of those persons must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to ordinary shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of ordinary shares).

Purchase Price

The purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each ordinary share will be determined by our directors. The maximum purchase price to be paid for the ordinary shares as determined by our directors must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, permitted under SEC Rule 10b-18, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 150% of the "Prior Day Close Price" of our ordinary shares, which means the closing price of an ordinary share as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Treasury Shares

Under the Companies Act, ordinary shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarized below.

Maximum Holdings. The number of ordinary shares held as treasury shares may not at any time exceed 10% of the total number of issued ordinary shares.

Voting and Other Rights. We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings and, for the purposes of the Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the company in respect of treasury shares, other than the allotment of ordinary shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the subdivision or consolidation, respectively.

Disposal and Cancellation. Where ordinary shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our ordinary shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to such an extent that would materially affect our working capital requirements.

The Companies Act permits us to purchase and acquire our ordinary shares out of our capital or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of section 76F(4) of the Companies Act. A company is solvent if (a) it is able to pay its debts in full at the time of the payment made in consideration of the purchase or acquisition (or the acquisition of any right with respect to the purchase or acquisition) of ordinary shares in accordance with the provisions of the Companies Act and will be able to pay its debts as they fall due in the normal course of business during the 12-month period immediately following the date of the payment; and (b) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after giving effect to the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any ordinary share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such ordinary share will expire on cancellation (unless such ordinary share is held by us as a treasury share). The total number of issued shares will be diminished by the number of ordinary shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired ordinary shares as soon as reasonably practicable following settlement of any purchase or acquisition of such ordinary shares.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated results of operations, financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the ordinary shares are purchased or acquired out of our profits and/or capital, the number of ordinary shares purchased or acquired, the price paid for the ordinary shares and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

As described in more detail above, our purchases or acquisitions of our ordinary shares may be made out of our profits and/or our capital. Where the consideration paid by us for the purchase or acquisition of ordinary shares is made out of our profits, such consideration (excluding brokerage commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration that we pay for the purchase or acquisition of ordinary shares is made out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends in the foreseeable future.

Rationale for the Share Purchase Mandate

We believe that a renewal of the Share Purchase Mandate at the extraordinary general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase ordinary shares if the directors believe that such repurchases would be in the best interests of our shareholders. Our decision to repurchase our ordinary shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued ordinary shares, a shareholder's proportionate interest in the company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors or a group of shareholders acting together) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer under Rule 14 if, as a result of the company purchasing or acquiring our issued ordinary shares, the voting rights of such shareholders would increase to 30% or more, or if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

The Board recommends a vote "FOR" the resolution to approve the proposed renewal of the Share Purchase Mandate.

PART IV—ADDITIONAL INFORMATION

EXECUTIVE OFFICERS

The names, ages and positions of our executive officers as of June 6, 2011 are as follows:

Name	Age	Position
Michael M. McNamara	54	Chief Executive Officer
Paul Read	45	Chief Financial Officer
Francois Barbier	52	President, Global Operations
Sean P. Burke	49	President, Computing
Michael J. Clarke	56	President, Infrastructure
Paul Humphries	56	Executive Vice President, Human Resources and President, Medical, Automotive and Aerospace
Christopher Collier	42	Senior Vice President, Finance
Jonathan S. Hoak	61	Senior Vice President and General Counsel

Michael M. McNamara. Mr. McNamara has served as our Chief Executive Officer since January 2006, and as a member of our Board of Directors since October 2005. Prior to his promotion, Mr. McNamara served as our Chief Operating Officer from January 2002 until January 2006, as President, Americas Operations from April 1997 through December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara received a B.S. from the University of Cincinnati and an M.B.A. from Santa Clara University. Mr. McNamara also serves on the boards of MEMC Electronic Materials, Inc. and Delphi Automotive LLP, and is on the Advisory Board of Tsinghua University School of Economics and Management.

Paul Read. Mr. Read has served as our Chief Financial Officer since June 30, 2008. Prior to his promotion, Mr. Read served as Executive Vice President of Finance for Flextronics Worldwide Operations since October 2005, as Senior Vice President of Finance for Flextronics Worldwide Operations from February 2001 to October 2005, and as Vice President, Finance of Flextronics Americas Operations from August 1997 to February 2001. Mr. Read is a member of the Chartered Institute of Management Accountants.

Francois Barbier. Mr. Barbier has served as our President, Global Operations since June 2008. Prior to his appointment as President, Global Operations, Mr. Barbier was President of Special Business Solutions and has held a number of executive management roles in Flextronics Europe. Prior to joining Flextronics in 2001, Mr. Barbier was Vice President of Alcatel Mobile Phone Division. Mr. Barbier holds an Engineering degree in Production from Lyceé Couffignal in Strasbourg.

Sean P. Burke. Mr. Burke has served as our President, Computing since October 16, 2005. Prior to joining us, Mr. Burke was the Executive Vice President of Iomega Corporation from January 2003 through September 2005. Preceding Iomega Corporation, Mr. Burke held a number of executive positions at Dell Inc., Compaq Computer Corporation and Hewlett-Packard Company. Mr. Burke received a B.B.A. degree from the University of North Texas.

Michael J. Clarke. Mr. Clarke has served as President of FlexInfrastructure since January 2006. Prior to joining us, Mr. Clarke served as a President and General Manager of Sanmina-SCI Corporation from October 1999 to December 2005. Previously, Mr. Clarke held senior positions with international companies including Devtek Corporation, Hawker Siddeley and Cementation Africa. Mr. Clarke has over 25 years of senior executive, business development and hands-on operational experience managing global companies in major industries including aerospace and defense, automotive and industrial. Mr. Clarke was educated as a Mechanical Engineer at Bradford Polytechnic, England, with enhanced professional development programs from University of Western Ontario, Canada and Columbia University, USA.

Paul Humphries. Mr. Humphries was appointed to the position of President, Medical, Automotive and Aerospace on April 1, 2011. Most recently, Mr. Humphries served as our Executive Vice President of Human Resources. Mr. Humphries joined Flextronics with the acquisition of Chatham Technologies Incorporated in April 2000 where he served as senior vice president of Global Operations for the Mechanicals Business. Prior to this, Mr. Humphries held senior executive positions for several well-known global organizations. These roles include managing director of Holts Lloyd Division (Europe)—the Consumer Products Group of Honeywell Corporation, vice president of Operations for the Autolite Division at Allied Signal, and senior HR and General

Management positions at Borg Warner Corporation in the UK and the U.S. Mr. Humphries holds a BA (Hons) in Applied Social Studies from Lanchester Polytechnic (now Coventry University) and post-graduate certification in human resource management from West Glamorgan Institute of Higher Education.

Christopher Collier. Mr. Collier, our Principal Accounting Officer since May 1, 2007, has served as our Senior Vice President, Finance since December 2004. Prior to his appointment as Senior Vice President, Finance in 2004, Mr. Collier served as Vice President, Finance and Corporate Controller since he joined us in April 2000. Mr. Collier is a certified public accountant and he received a B.S. in Accounting from State University of New York at Buffalo.

Jonathan S. Hoak. Mr. Hoak has served as our Senior Vice President and General Counsel since January 31, 2011. Prior to joining Flextronics, Mr. Hoak was vice president and chief ethics and compliance officer at Hewlett-Packard Company from May 2006 to January 2011. Prior to his service at HP, Mr. Hoak was senior vice president and general counsel for NCR Corporation from December 1993 until May 2006. Mr. Hoak was previously general attorney for AT&T's Federal Systems Division and was also a partner at the law firm of Sidley & Austin. Mr. Hoak has a Juris Doctor from Drake University and undergraduate degree from the University of Colorado.

COMPENSATION COMMITTEE REPORT

The information contained under this "Compensation Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act or under the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any *such filing.*

The Compensation Committee of the Board of Directors of the company has reviewed and discussed with management the Compensation Discussion and Analysis that follows this report. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the company's joint proxy statement for the 2011 annual general meeting of shareholders and extraordinary general meeting of shareholders.

Submitted by the Compensation Committee of the Board of Directors:

Daniel H. Schulman
James A. Davidson

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Beginning in the second half of fiscal 2010, demand for our OEM customers' end products began to improve and revenue accelerated throughout fiscal year 2011. In fiscal year 2011, we achieved strong year-over-year growth that was broadly distributed across all of our market segments. Revenue increased $4.6 billion or 19% over fiscal year 2010, almost entirely based on organic growth. The company also achieved strong operating leverage, growing adjusted operating income 38% or twice our revenue growth rate, with adjusted earnings per share increasing 64%, which was more than three times our revenue growth rate. GAAP net income and earnings per share reached record levels, with fiscal 2011 net income of $596 million and earnings per share of $0.75. Return on invested capital also marked a new record for the company. In addition, during fiscal 2011, the company generated $463 million in free cash flow (cash flow from operations less capital expenditures) and used $400 million to repurchase shares, reducing our weighted average shares outstanding by 6%. Balance sheet metrics continue to be strong with year-end cash of $1.75 billion, total debt of $2.2 billion and net debt (total debt less total cash) of $472 million.

Consistent with the changes adopted in our compensation programs for fiscal 2011, base salaries for our Chief Executive Officer and Chief Financial Officer were not adjusted in order to target their base salaries at the 50th percentile of our peer companies, and base salaries for our other NEOs also were not adjusted, with the exception of Mr. Barbier. While overall, our executives' and senior officers' base salary levels were at the 50th percentile target, the base salaries of Messrs. Clarke, Barbier and Widmann exceeded this level. For our incentive bonus plan, bonuses continued to be based on achievement of company and business unit (in the cases of business unit executives) performance goals. Target annual bonuses generally were set between the 60th and 65th percentiles of the market data. We changed our long-term incentive awards to consist of performance-based and service-based restricted share units, and performance-funded contributions under a new deferred compensation plan, with target incentives generally set between the 60th and 65th percentiles of the market data. Total direct compensation generally was targeted at between the 60th and 65th percentiles of our peer companies versus targeting the 75th percentile in prior years. As in the past, total target direct compensation, as well as individual components, may vary by executive based on the executive's experience, level of responsibility and performance, as well as competitive market conditions.

Based on strong operational performance in fiscal 2011, we exceeded the target payout levels for various performance metrics under our fiscal 2011 incentive bonus plan, including revenues, return on invested capital (ROIC), and adjusted earnings per share (EPS), as well as target payout levels for performance metrics applicable for business unit executives, with the exception of our Multek business unit. As a result, incentive bonus payouts were 144.75% of target for Messrs. McNamara and Read; 125.69% of target for Mr. Clarke; 116.48% of target for Mr. Barbier; and 59.36% of target for Mr. Widmann. Total cash compensation (the sum of base salary and annual incentive bonus payouts) was consistent with fiscal 2010 levels. Total direct compensation (the sum of base salary, annual incentive bonus payouts and long-term equity awards) exceeded fiscal 2010 levels because we did not grant equity awards in fiscal 2010.

In this Compensation Discussion and Analysis section, we discuss the material elements of our compensation programs and policies, including program objectives and reasons why we pay each element of our executives' compensation. Following this discussion, you will find a series of tables containing more specific details about the compensation earned by, or awarded to, the following individuals, whom we refer to as the named executive officers or NEOs. This discussion focuses principally on compensation and practices relating to the named executive officers for our 2011 fiscal year:

Name	Position
Michael M. McNamara	Chief Executive Officer
Paul Read	Chief Financial Officer
Michael J. Clarke	President, Infrastructure
Francois Barbier	President, Global Operations and Mobile Consumer
Werner Widmann	President, Multek

Notice & Proxy Statement

Compensation Philosophy and Objectives

We believe that the quality, skills and dedication of our executive officers are critical factors affecting the company's performance and shareholder value. Accordingly, the key objective of our compensation programs is to attract, retain and motivate superior executive talent while maintaining an appropriate cost structure. In addition, our compensation programs are designed to link a substantial component of our executives' compensation to the achievement of performance goals that directly correlate to the enhancement of shareholder value. Finally, our compensation programs are designed to have the right balance of short and long-term compensation elements to ensure an appropriate focus on operational objectives and the creation of long-term value.

To accomplish these objectives, the Committee has structured our compensation programs to include the following key features and compensation elements:

- base salaries, which generally are set at the median of our peer group companies;
- cash bonuses, based on pre-established annual and quarterly performance goals related to the company and business unit (in the cases of business unit executives), paid out quarterly subject to a reconciliation to annual payout achievement;
- equity-based compensation, which aligns our executives' interests with those of our shareholders and promotes executive retention;
  - in fiscal 2011, we granted performance-based and service-based restricted share units, with payout of the performance-based awards based on our total shareholder return relative to the S&P 500 Index;
  - both our performance-based and service-based restricted share units provide for vesting 50% after three years and 50% after four years, thereby promoting the enhancement of long-term shareholder value and executive retention;
  - our equity grant strategy is to target a burn rate at a level consistent with our peer companies, while considering the need to attract and retain a broader employee base than our peer companies; and
- performance-based contributions to our deferred compensation plan, which only may be awarded if the company achieves levels of performance under our incentive bonus plan; these awards are designed to promote executive retention, as any contributions cliff vest after four years.

As a general matter, the Committee seeks to allocate a substantial portion of the named executive officers' compensation to components that are performance-based and at-risk. The Committee also generally seeks to allocate a substantial portion of executive compensation to long-term cash and equity awards. The Committee does not maintain fixed policies for allocating among current and long-term compensation or among cash and non-cash compensation. Instead, the Committee maintains flexibility and adjusts different elements of compensation based upon its evaluation of the key compensation goals set forth above. For example, in response to the global economic crisis, the Committee recommended and our Board approved additional stock option grants for executives in fiscal 2009 for retention and incentive purposes. As a result of these grants, the Committee did not recommend any executive equity grants in fiscal 2010 and, in fiscal 2011, balanced outstanding equity grants with awards of service-based and performance-based restricted share unit awards.

The Committee seeks to maintain a balance among fixed and variable compensation, cash and equity, and annual and longer-term incentive compensation to mitigate the risk arising from any element of compensation. In addition, to further align our executives' interests with our shareholders and mitigate risk relating to our compensation programs, we adopted stock ownership guidelines and an incentive compensation recoupment policy. See ***"Executive Stock Ownership Guidelines"*** and ***"Executive Incentive Compensation Recoupment Policy"*** below.

While compensation levels may differ among NEOs based on competitive factors, and the performance, job criticality, experience and skill set of each specific NEO, there are no material differences in the compensation philosophies, objectives or policies for our NEOs. We do not maintain a policy regarding internal pay equity.

None of the named executive officers serves pursuant to an employment agreement at the present time, and each serves at the will of the company's Board of Directors (subject to severance obligations under law). When an executive officer retires, resigns or is terminated, our Board exercises its business judgment in approving an appropriate separation or severance arrangement in light of all relevant circumstances, including the individual's term of employment, severance obligations under applicable law, past accomplishments and reasons for separation from the company.

Fiscal Year 2011 Changes in Executive Compensation

As a result of the Committee's review of our compensation programs and peer company data and best practices in the executive compensation area, the Committee recommended and our Board approved changes in our compensation policies and practices beginning with fiscal 2011. Overall, the Committee has sought to weight a higher percentage of our executives' total direct compensation to performance-based and long-term components. As a result, for our CEO, CFO and other NEOs, with one exception, there have been no increases in base salary over the past two fiscal years, and our long-term compensation now includes performance-based restricted share units and performance-funded contributions to a deferred compensation plan that cliff vest after four years. Program changes approved for fiscal year 2011 are as follows:

- base salary is targeted at the 50th percentile of peer companies (previously, we targeted the 75th percentile);
- incentive bonuses are targeted at between the 60th and 65th percentiles of peer companies (previously, we targeted the 75th percentile);
- long-term incentive compensation is targeted at between the 60th and 65th percentiles of peer companies (previously, we targeted the 75th percentile);
- total direct compensation, comprised of base salary and short and long-term incentive compensation, is targeted at between the 60th and 65th percentiles of peer companies (previously, we targeted the 75th percentile);
- long-term incentive compensation is comprised of performance-based and service-based restricted share units and performance-funded contributions under a new deferred compensation plan (stock options may be granted in future years depending on the mix of outstanding awards and other considerations);
  - we use the company's total shareholder return relative to the Standard and Poor's 500 Index as the performance measure for our performance-based restricted share units, with 50% of the award based on performance over a three-year period and 50% of the award based on performance over a four-year period;
  - annual contributions under our deferred compensation plan are dependent on the company's performance and may only be made if certain company performance metrics are achieved (using the same performance metric categories as we use under our incentive bonus plan). Any contributions will cliff vest four years from the contribution date. Previously, contributions were service-based;
- payout levels will be capped under both our short and long-term incentive compensation arrangements;
- we adopted stock ownership guidelines for our executives and other senior officers; and
- we adopted an incentive compensation recoupment policy.

Compensation Committee

The Compensation Committee of our Board of Directors (referred to in this discussion as the Committee) periodically assesses our compensation programs to ensure that they are appropriately aligned with our business strategy and are achieving their objectives. The Committee also reviews market trends and changes in competitive practices. Based on its review and assessment, the Committee from time to time recommends changes in our compensation programs to our Board. The Committee is responsible for recommending to our Board the compensation of our Chief Executive Officer and all other executive officers. The Committee also oversees management's decisions concerning the compensation of other company officers, administers our equity compensation plans, and evaluates the effectiveness of our overall executive compensation programs.

Independent Consultants and Advisors

The Committee has the authority to retain and terminate any independent, third-party compensation consultants and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2011 fiscal year, the Committee engaged Radford, an Aon Hewitt Company (referred to in this discussion as Radford), as its independent adviser for certain executive compensation matters. Radford was retained by the Committee to provide an independent review of the company's executive compensation programs, including an analysis of both the competitive market and the design of the programs. More specifically, Radford furnished the Committee with reports on peer company practices relating to the following matters: short and long-term compensation program design; annual share utilization and shareowner dilution levels resulting from equity plans; executive stock ownership and retention values; stock ownership guidelines; and incentive compensation recoupment policies. As part of its reports to the Committee, Radford evaluated our selected peer companies, and provided competitive compensation data and analysis relating to the compensation of our Chief Executive Officer and our other executives and senior officers. Radford also assisted the Committee with its risk assessment of our compensation programs.

Radford is owned by Aon Corporation, a multi-national, multi-services insurance and consulting firm. For a discussion of amounts paid to Radford for executive and director compensation consulting services and amounts paid to Aon Corporation and its affiliates for non-executive and non-director compensation consulting services, please see *"Compensation Committee—Relationship with Compensation Consultant"* on page 11. The Committee has determined that the provision by Aon of services unrelated to executive and director compensation matters in fiscal year 2011 was compatible with maintaining the objectivity of Radford in its role as compensation consultant to the Committee and that the consulting advice it received from Radford was not influenced by Aon's other relationships with the company. The Committee has retained Radford as its independent compensation consultant for fiscal year 2012 and expects that it will continue to retain an independent compensation consultant on future executive compensation matters.

Role of Executive Officers in Compensation Decisions

The Committee makes recommendations to our Board on all compensation actions relating to our executive officers. As part of its process, the Committee meets with our Chief Executive Officer and other executives to obtain recommendations with respect to the structure of our compensation programs, as well as an assessment of the performance of individual executives and recommendations on compensation for individual executives. As discussed in greater detail below under *"Incentive Bonus Plan,"* our Chief Executive Officer and other executives develop recommendations for performance measures and target and payout opportunities under our incentive bonus plan based on management's business forecast both at the company and business unit levels, which are reviewed and approved by our Board.

Competitive Positioning

In arriving at its recommendations to our Board on the amounts and components of compensation for our Chief Executive Officer and other executive officers, the Committee relies on competitive compensation data prepared by its independent compensation consultant, as follows:

- to benchmark compensation for our CEO and CFO, Radford constructed a peer group consisting of 22 peer companies based on the following criteria and market data as of February 1, 2010: (i) global companies with a technology focus and with significant manufacturing operations; (ii) companies with revenues between $10 billion and $50 billion (approximately .5x to 2x Flextronics's trailing 12 months revenues); and (iii) companies with a market capitalization between $3 billion and $25 billion. Radford compiled compensation data from such companies' SEC filings; and

- to benchmark compensation for our other executives and senior officers, including our named executives officers (other than our CEO and CFO), Radford recommended and the Committee approved using data from Radford's published compensation survey for technology companies. Radford recommended and the Committee approved using survey data for technology companies with annual revenues between $10 billion and $50 billion and with significant manufacturing operations in order to align the data more closely to the criteria selected for the CEO/CFO peer group. Radford recommended and the Committee approved the use of this survey data because this survey data provided a better match based upon job responsibility and are more reflective of the market for talent for these positions. In addition, the survey data was more appropriate for the broader executive group, which includes business unit executives, because publicly available compensation data from peer company SEC filings for matching positions generally was not available.

Peer companies are recommended by the Committee's independent consultant and approved by the Committee. In selecting peer companies, the Committee seeks to select companies that are comparable to us on the basis of various criteria, including revenues, industry, global scope of operations, and market capitalization, and that the Committee believes would compete with us for executive talent.

The CEO/CFO peer group for fiscal year 2011 compensation decisions consisted of the following companies:

Alcatel-Lucent	Applied Materials, Inc.
Arrow Electronics, Inc.	Avnet, Inc.
Danaher Corporation	Dell Inc.
Eaton Corporation	Emerson Electric Co.
General Dynamics Corporation	Honeywell International Inc.
Illinois Tool Works Inc.	Jabil Circuit, Inc.
Johnson Controls, Inc.	Motorola, Inc.
Northrop Grumman Corporation	Raytheon Company
Royal Philips Electronics	Seagate Technology
Tyco International Ltd.	United Technologies Corporation
Western Digital Corporation	Xerox Corporation

The CEO/CFO peer group for fiscal year 2011 compensation decisions reflected changes from the peer group used for fiscal 2010 based on the criteria set forth above. Generally, the changes to the CEO/CFO peer group for fiscal 2011 reflect the inclusion of companies with a greater focus on global manufacturing operations, and the removal of companies whose revenues or market capitalization did not fall within the criteria set forth above. The peer group used for fiscal year 2010 consisted of the following companies:

Advanced Micro Devices, Inc.	Agilent Technologies, Inc.
Anixter International Inc.	Applied Materials, Inc.
Arrow Electronics, Inc.	Avnet, Inc.
Celestica Inc.	Cisco Systems, Inc.
Dell Inc.	Emerson Electric Co.
Hewlett-Packard Company	Honeywell International Inc.
Ingram Micro Inc.	Intel Corporation
Jabil Circuit, Inc.	Micron Technology, Inc.
Motorola, Inc.	Seagate Technology
Sun Microsystems, Inc.	Tech Data Corporation
Tyco International Ltd.	United Technologies Corporation
Western Digital Corporation	Xerox Corporation

The companies included in the Radford survey used for fiscal 2011 compensation benchmarking for our other executives and senior officers are as follows:

Apple Inc.	Arrow Electronics, Inc.
Cisco Systems, Inc.	Comcast Corporation
Covidien plc	Dell Inc.
The DIRECTV Group, Inc.	E.I. Du Pont De Nemours and Company
EMC Corporation	General Dynamics Corporation
Intel Corporation	Jabil Circuit, Inc.
Motorola, Inc.	QUALCOMM Incorporated
Qwest Communications International Inc.	Research In Motion Limited
SAIC, Inc.	Sprint Nextel Corporation
Sun Microsystems, Inc.	Texas Instruments Incorporated
Thermo Fisher Scientific Inc.	Time Warner Cable Inc.

In past years, the Committee generally sought to set total target direct compensation for the company's executives at or above the 75th percentile of our peer companies. Total target direct compensation is the sum of base salary, target annual incentive compensation and target long-term incentive awards. As discussed above under *"Fiscal Year 2011 Changes in Executive Compensation,"* the Committee adopted various changes in our compensation programs in order to align our programs with best practices. Beginning with fiscal 2011, the Committee seeks to set base salary at the 50th percentile and total target direct compensation at between the 60th and 65th percentiles of our peer companies. As in the past, total target direct compensation, as well as individual components, may vary by executive based on the executive's experience, level of responsibility and performance, as well as competitive market conditions.

Fiscal Year 2011 Executive Compensation

Summary of Fiscal Year 2011 Compensation Decisions

The company achieved significant growth in revenue, as well as in adjusted and GAAP operating income, net income and earnings per share. We realized strong revenue growth across all of our market segments, maintaining a diversified and balanced business portfolio. The company also achieved its highest ever level of ROIC and continued to generate strong cash flow. As a result of the company's excellent performance in fiscal 2011, the company achieved its annual performance measures under our incentive bonus plan at the following levels: revenue—179.0%; adjusted operating profit percentage—0%; return on invested capital (ROIC)—200.0%; and adjusted EPS—200.0%. Based on the company's performance, the Committee believes that performance measures and payouts under our annual incentive plan were appropriately aligned with the company's overall fiscal 2011 performance.

Consistent with changes made to our compensation programs, in fiscal 2011, the target incentive bonus awards generally were set at between the 60th and 65th percentiles of our peer companies and market data. Based on company and business unit performance in fiscal 2011, incentive bonus payouts were 144.75% of target for Messrs. McNamara and Read; 125.7% of target for Mr. Clarke; 116.48% of target for Mr. Barbier; and 59.4% of target for Mr. Widmann.

In fiscal 2011, we changed our long-term incentive awards to consist of performance-based and service-based restricted share units, and performance-funded contributions under a new deferred compensation plan, with target incentives generally set between the 60th and 65th percentiles of the market data. Service-based restricted share units will vest 50% after three years and 50% after four years. Payout of the performance-based awards will be based on our total shareholder return relative to the S&P 500 Index measured over periods of three years and four years.

Total cash compensation (the sum of base salary and annual incentive bonus payouts) was consistent with fiscal 2010 levels. Total direct compensation (the sum of base salary, annual incentive bonus payouts and long-term equity awards) exceeded fiscal 2010 levels because we did not grant equity awards in fiscal 2010. Total direct compensation is heavily weighted towards long-term equity compensation. In fiscal 2011, long-term equity compensation awards were split between performance-based and service-based restricted share units with 50% of the awards vesting after three years and 50% vesting after four years (subject to achievement of performance goals in the case of the performance-based awards). Based on company performance, the Committee believes that compensation levels for fiscal year 2011 were appropriate and consistent with the philosophy and objectives of the company's compensation programs.

Elements of Compensation

We allocate compensation among the following components for our named executive officers:

- base salary;
- annual incentive bonus awards;
- performance-based and service-based stock incentive awards;
- performance based deferred compensation; and
- other benefits.

As discussed above, a key element of our compensation philosophy is that a significant portion of executive compensation is "performance-based" and therefore "at-risk." A second key element of our compensation philosophy is that a significant portion of executive compensation is comprised of long-term elements in order to align executive compensation with sustained, long-term performance and stock price appreciation. Annual incentive compensation, performance-based restricted share units and performance-funded contributions under our deferred compensation plan are compensation that is "at-risk" because their payouts depend entirely upon performance. Our performance-based and service-based restricted share units and performance-funded deferred compensation plan contributions are compensation that is long-term, with vesting occurring after periods of three years and four years. The following pie charts illustrate the mix of our compensation and show that for our Chief Executive Officer, 86.4% of total target direct compensation is either "at-risk" or long-term, and, overall for our other NEOs, 76.7% of total target direct compensation is either "at-risk" or long-term:

FY11 CEO Total Target Direct Compensation


20.4%
4.1%
13.6%
30.1%
31.8%
Base Salary
Service-Based RSUs
Performance-Based RSUs

FY11 Other NEO Total Target Direct Compensation


21.0%
2.4%
23.3%
28.0%
25.4%
Annual Incentive Bonus
Performance-Funded DCP Contribution

Base Salary

We seek to set our executives' base salaries at levels which are competitive with our peer companies based on each individual executive's role and the scope of his or her responsibilities, also taking into account the executive's experience and the base salary levels of other executives within the company. The Committee typically reviews base salaries every fiscal year and adjusts base salaries to take into account competitive market data, individual performance and promotions or changes in responsibilities.

Mr. McNamara's base salary was maintained at $1,250,000, which was between the 50th and 60th percentiles of our peer companies.

Mr. Read's base salary was maintained at $600,000, which was slightly below the 50th percentile of our peer companies.

Base salary levels for Messrs. Clarke and Widmann were maintained at $550,000 (paid in Canadian dollars) and $461,185 (paid in Euros), respectively. Mr. Clarke's base salary was between the 60th and 75th percentiles of the market data, and Mr. Widmann's base salary approximated the 75th percentile of the market data. Mr. Barbier's base salary was increased from $500,000 to $550,000 to approximate the 50th percentile of the market data. In connection with Mr. Barbier's relocation to the United States in fiscal 2011, we increased Mr. Barbier's base salary to $600,000 effective July 1, 2010, which approximated the 60th percentile of the market data.

Incentive Bonus Plan

Through our incentive bonus plan, we seek to provide pay for performance by linking incentive awards to company and business unit performance. In designing the incentive bonus plan, our Chief Executive Officer and management team develop and recommend performance metrics and targets, which are reviewed and are subject to adjustment by the Committee and our Board. Performance metrics and payout levels are determined based on management's business forecast both at the company and business unit levels, as reviewed and approved by the Board. In fiscal 2011, target levels for performance were set above the levels included in our business forecast in order to challenge management.

For fiscal 2011, our performance measures emphasized profitability and revenue growth at the corporate and business unit level, and specific business unit goals at the business unit level. Performance measures were based on quarterly and annual targets.

Key features of the bonus plan in fiscal 2011 were as follows:

- performance targets were based on key company and business unit financial metrics;
- performance targets were measured on an annual and quarterly basis, with total bonus payouts based on annual performance; bonuses were paid out quarterly, with 50% of the quarterly payouts held back subject to the fiscal year end reconciliation of annual payout achievements;
- the financial goals varied based on each executive's responsibilities, with a substantial weighting on business unit financial metrics for business unit executives;
- performance measures under the plan were: annual and quarterly revenue growth, operating profit (as a percentage of sales), return on invested capital and adjusted earnings per share targets at the company level; and annual and quarterly operating profit (as a percentage of sales), revenue growth, profit after interest percentage, inventory turnover, and other business-unit specific targets at the business unit level for certain executives;
- certain performance measures were calculated on a non-GAAP basis and excluded after-tax intangible amortization, stock-based compensation expense, and certain other charges;
  - all non-GAAP adjustments were subject to approval by the Committee to ensure that the non-GAAP adjustment effects on payout levels appropriately reflected company performance;
- bonuses were based entirely on achievement of financial performance objectives; there was no individual performance component;
- each executive's target bonus was set at a percentage of base salary, based on the level of the executive's responsibilities;
  - the CEO's target bonus was set at 150% of base salary and the CFO's target bonus was set at 125% of base salary;
  - for executives other than the CEO and CFO, the target bonus was set at a range of between 60% and 80% of base salary;
- payout opportunities for each bonus component ranged from 50% of target to a maximum of 300% of target (200% in the cases of the CEO and CFO); and
- if the company failed to achieve the threshold level for any performance measure, no payout was awarded for that measure.

The Committee recommended and our Board approved different performance metrics for our Chief Executive Officer and Chief Financial Officer as compared with other executives, and different performance metrics for corporate officers as compared with business unit executives. In addition, we varied the weightings for certain performance metrics among different executives, in order to better align individual awards with our business strategy. For example, in order to emphasize the importance of operating margin at the Multek business unit, operating margin counted for 50% of the incentive bonus calculation for Mr. Widmann, the President of Multek.

The incentive bonus plan award opportunities for each NEO are shown in the Grants of Plan-Based Awards in Fiscal Year 2011 table on page 53. Consistent with changes made to our compensation programs, in fiscal 2011, the target incentive bonus awards generally were set at between the 60th and 65th percentiles of our peer companies and market data.

Non-GAAP Adjustments

We used adjusted non-GAAP performance measures for our incentive bonus plan in fiscal 2011. We use adjusted measures to eliminate the distorting effect of certain unusual income or expense items. The adjustments are intended to:

- align award payout opportunities with the underlying growth of our business; and
- avoid outcomes based on unusual items.

In calculating non-GAAP financial measures, we exclude certain items to facilitate a review of the comparability of the company's operating performance on a period-to-period basis because such items are not, in the Committee's view, related to the company's ongoing operational performance. The non-GAAP measures are used to evaluate more accurately the company's operating performance, for calculating return on investment, and for benchmarking performance against competitors. For fiscal 2011, non-GAAP adjustments consisted of excluding stock-based compensation expense, intangible amortization, non-cash convertible debt interest expense, and settlement of tax contingencies. All adjustments are subject to approval by the Committee to ensure that payout levels are consistent with performance.

Incentive Awards for the CEO and CFO

Messrs. McNamara and Read were eligible for a bonus award based on achievement of quarterly and annual revenue growth, adjusted operating profit percentage, ROIC and adjusted EPS targets. We refer to these performance measures as the "company performance metric." The weightings for each of these performance measures was 25%. Mr. McNamara's annual target bonus was 150% of base salary and Mr. Read's annual target bonus was 125% of base salary. Mr. McNamara's target percentage of base salary remained the same as in fiscal 2010 and resulted in target total cash between the 50th and 60th percentiles of our peer companies. Mr. Read's bonus target as a percentage of base salary was increased from 100% to 125% and resulted in total target cash approximating the 50th percentile of our peer companies.

The following table sets forth the payout level opportunities that were available for Messrs. McNamara and Read as a percentage of the target award for each performance measure based on different levels of performance. Revenue targets represented year over year growth targets of 10% at the 50% payout level, 15% at the 100% payout level, 17.5% at the 150% payout level and 20% at the 200% payout level. Payout levels for each performance measure ranged from 50% to 200% of target based on achievement of the performance measure, with no payout if the threshold performance level was not achieved. For performance levels between the levels presented in the table below, straight line interpolation was used to arrive at the payout level:

Payout (% Target)	50%	100%	150%	200%
Q1 Revenue (in millions)	$6,360.9	$6,650.1	$6,794.6	$6,939.2
Q1 Adjusted OP%	3.0%	3.1%	3.15%	3.2%
Q1 ROIC	20.0%	25.0%	27.5%	30.0%
Q1 Adjusted EPS	$0.15	$0.16	$0.17	$0.18
Q2 Revenue (in millions)	$6,360.9	$6,650.1	$6,794.6	$6,939.2
Q2 Adjusted OP%	3.0%	3.1%	3.15%	3.2%
Q2 ROIC	20.0%	25.0%	27.5%	30.0%
Q2 Adjusted EPS	$0.17	$0.19	$0.20	$0.21
Q3 Revenue (in millions)	$7,211.8	$7,539.6	$7,703.5	$7,867.4
Q3 Adjusted OP%	3.0%	3.1%	3.15%	3.2%
Q3 ROIC	20.0%	25.0%	27.5%	30.0%
Q3 Adjusted EPS	$0.19	$0.21	$0.22	$0.23

Payout (% Target)	50%	100%	150%	200%
Q4 Revenue (in millions)	$6,534.2	$6,831.2	$6,979.7	$7,128.2
Q4 Adjusted OP%	3.0%	3.1%	3.15%	3.2%
Q4 ROIC	20.0%	25.0%	27.5%	30.0%
Q4 Adjusted EPS	$0.17	$0.19	$0.20	$0.21

The following table sets forth the actual quarterly and annual performance and the actual payout levels (as a percentage of the target award) and amounts (as a percentage of base salary) for Messrs. McNamara and Read.

Period	Revenue (in millions)	Payout Level %	Adjusted OP %	Payout Level %	ROIC	Payout Level %	Adjusted EPS	Payout Level %	Total Payout Level %	CEO Actual Payout % (as a % of Base Salary)	CFO Actual Payout % (as a % of Base Salary)
Q1	$6,565.9	85.4%	2.9%	0.0%	28.8%	176.0%	$0.19	200.0%	115.4%	43.3%	36.0%
Q2	$7,422.3	200.0%	2.9%	0.0%	31.9%	200.0%	$0.23	200.0%	150.0%	56.3%	46.9%
Q3	$7,832.9	189.5%	3.0%	50.0%	33.6%	200.0%	$0.25	200.0%	159.9%	60.0%	50.0%
Q4	$6,858.9	109.3%	2.8%	0.0%	25.0%	100.0%	$0.21	200.0%	102.3%	38.47%	32.0%
Annual(1)	$28,679.9	179.0%	2.9%	0.0%	30.5%	200.0%	$0.87	200.0%	144.75%	19.3%	16.1%
Total										**217.1%**	**180.9%**

(1) Annual figures for Total Payout Level % and CEO and CFO Actual Payout % (as a % of Base Salary) represent annual catch-up payments for annual payout levels in excess of cumulative quarterly payout percentages.

For each quarter, adjusted EPS achieved or exceeded the maximum 200% payout level. Revenue approached or exceeded the maximum payout levels in Q2 and Q3, and ROIC approached or exceeded the maximum payout levels in Q1, Q2 and Q3. Our operating profit percentage was below the threshold payout level in Q1, Q2 and Q4. On an annual basis, adjusted EPS and ROIC exceeded the maximum 200% payout level, revenue approached the 200% maximum payout level, and adjusted operating profit percentage was below the threshold payout level. On an aggregate basis, bonus payouts were 144.75% of target for Messrs. McNamara and Read.

Incentive Awards for NEOs other than the CEO and CFO

Mr. Clarke, President of our Infrastructure business unit, was eligible for a bonus based on achievement of the quarterly and annual company performance metric (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as operating profit percentage, revenue growth, profit after interest percentage and inventory turns at the business unit level. Mr. Clarke's annual target bonus was 80% of base salary. Mr.Clarke's target percentage of base salary remained the same as in fiscal 2010 and resulted in target total cash between the 25th and 50th percentiles of the market data. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Clarke were 20% for the company performance metric, 30% for business unit operating profit percentage, 20% for business unit revenue growth, 15% for profit after interest percentage at his business unit, and 15% for inventory turns at his business unit. Business unit operating profit percentage and profit after interest were calculated on an adjusted non-GAAP basis consistent with the company performance metric. We treat the business unit performance measures as confidential. We set these measures at levels designed to motivate Mr. Clarke to achieve operating results at his business unit in alignment with our business strategy with payout opportunities at levels of difficulty consistent with our company performance metric. Payout levels for each performance measure ranged from 50% to 300% of target based on achievement of the performance measure, with no payout if the threshold performance level was not achieved. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. In addition, Mr. Clarke was eligible for a 300% payout level for any of the performance measures if his business unit achieved a quarterly maximum level of performance for the metric. The 300% achievement levels were established based on setting difficult financial goals and intended to only provide a payout for outstanding performance.

Mr. Barbier, President of Flextronics Global Operations and Flextronics Mobile Consumer, was eligible for a bonus based on achievement of the quarterly and annual company performance metric (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as various business unit performance metrics, including revenue, operating profit percentage, profit after interest percentage and inventory turns for our mobile and consumer segment, and operating profit percentage, profit after interest percentage, inventory turns and customer satisfaction for our Global Operations sites. Mr. Barbier's annual target bonus was 80% of base salary. Mr. Barbier's target percentage of base salary remained the same as in fiscal 2010 and resulted in target total cash between the 25th and 50th percentiles of the market data. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Barbier were 20% for the company performance metric and 80% for the business unit metrics. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. Mr. Barbier only was eligible for a 300% payout level for certain of the performance measures if his business unit achieved a quarterly maximum level of performance for the metric. Certain business unit metrics were calculated on an adjusted non-GAAP basis consistent with the company performance metric. We treat the business unit performance measures as confidential. We set these measures at levels designed to motivate Mr. Barbier to achieve operating results at his business unit in alignment with our business strategy with payout opportunities at levels of difficulty consistent with our company performance metric.

Mr. Widmann, President of Multek, was eligible for a bonus based on achievement of the quarterly and annual company performance metric (i.e., the performance measures that applied to Messrs. McNamara and Read), as well as operating profit percentage and revenue targets at the business unit level. Mr. Widmann's annual target bonus was 70% of base salary. Mr. Widmann's target percentage of base salary remained the same as in fiscal 2010 and resulted in target total cash approximating the 75th percentile of the market data. Actual payout level opportunities ranged from 50% to 300% of target. The weightings of the performance metrics for Mr. Widmann were 20% for the company performance metric, 50% for business unit operating profit percentage and 30% for business unit revenue. For performance levels between the 50% and 200% payout levels, straight line interpolation was used to arrive at the payout level. Mr. Widmann only was eligible for a 300% payout level for any of the performance measures if his business unit achieved a quarterly maximum level of performance for the metric. Business unit operating profit percentage was calculated on an adjusted non-GAAP basis consistent with the company performance metric. We treat the business unit performance measures as confidential. We set these measures at levels designed to motivate Mr. Widmann to achieve operating results at his business unit in alignment with our business strategy with payout opportunities at levels of difficulty consistent with our company performance metric.

The following table sets forth the actual quarterly and total payout levels, both as a percentage of target and of base salary, for Messrs. Clarke, Barbier and Widmann:

Period	M. Clarke Payout (% Target)	M. Clarke Actual Payout % (as a % of Base Salary)	F. Barbier Payout (% Target)	F. Barbier Actual Payout % (as a % of Base Salary)	W. Widmann Payout (% of Target)	W. Widmann Actual Payout % (as a % of Base Salary)
Q1	140.6%	28.1%	92.0%	17.8%	118.1%	20.7%
Q2	225.1%	45.0%	134.9%	27.3%	97.6%	17.1%
Q3	166.2%	33.2%	157.5%	31.8%	67.7%	11.9%
Q4	88.4%	17.7%	89.1%	18.0%	20.5%	3.6%
Total(1)	**125.7%**	**100.6%**	**116.5%**	**93.2%**	**59.4%**	**41.6%**

(1) Total % of Target and % of Base Salary reflect reductions based on the annual payout levels being lower than the cumulative quarterly payout levels.

The Committee believes that bonuses awarded under our incentive bonus plan appropriately reflected the company's performance and appropriately rewarded the performance of the named executive officers.

Long-Term Incentive Programs

Commencing with fiscal year 2011, the Committee's policy is to set long-term incentive compensation (which is deemed to include annual performance-based contributions to the deferred compensation plan) at between the 60th and 65th percentiles of our peer companies and market data, subject to individual variances.

Long-Term Cash Incentive Awards

In prior years, the Committee has recommended and the Board has approved long-term cash incentive awards that allowed for named executive officers and certain other senior officers to earn cash bonuses based upon the achievement by the company of certain three-year performance targets. In fiscal 2011, the company adopted the 2010 Deferred Compensation Plan, which replaces both the prior long-term cash incentive awards program and our senior executive and senior management deferred compensation plans. Under the new plan, the company in its discretion may make contributions in amounts up to 30% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), provided that Messrs. Read and Widmann are not eligible for annual performance-based contributions until past company contributions vest under their prior deferred compensation accounts. Contributions will be made, subject to Committee approval, based on achievement of the same performance metrics as under our incentive bonus plan and will cliff vest after four years. The new plan and the prior deferred compensation plans are discussed further under ***"Deferred Compensation"*** below. Based on fiscal 2010 performance, in fiscal 2011, Mr. McNamara received a deferred cash award in the amount of 30% of his base salary and each of Messrs. Clarke and Barbier received a deferred cash award in the amount of 20% of his respective base salary. Based on fiscal 2011 performance, the Board has approved the following deferred cash awards which will be made in July 2011: Mr. McNamara—30% of his base salary; Mr. Clarke—20% of his base salary; and Mr. Barbier—20% of his base salary. For additional information about company contributions to the named executive officers deferral accounts made in fiscal year 2011, please see the section entitled ***"Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2011."***

Stock-Based Compensation

Restricted Share Unit Awards and Stock Options

The Committee grants performance-based and service-based restricted share unit awards (the equivalent of restricted stock units) and stock options. Equity incentives are designed to align the interests of the named executive officers with those of our shareholders and provide each individual with a significant incentive to manage the company from the perspective of an owner, with an equity stake in the business. These awards are also intended to promote executive retention, as unvested restricted share unit awards and stock options generally are forfeited if the executive voluntarily leaves the company. Restricted share unit awards are structured as either performance-based awards, which vest only if pre-established performance measures are achieved, or service-based awards, which vest if the executive remains employed through the vesting period. Before the restricted share unit award vests, the executive has no ownership rights in our ordinary shares. The payouts are made in shares, so the value of the award goes up or down based on share price performance from the beginning of the grant, further aligning the interests of the executive with long-term shareholder value creation. Each stock option allows the executive officer to acquire our ordinary shares at a fixed price per share (the closing market price on the grant date) generally over a period of seven years, thus providing a return to the officer only if the market price of the shares appreciates over the option term.

The size of the restricted share unit award or option grant to each executive officer generally is set at a level that is intended to create a meaningful opportunity for share ownership based upon the individual's current position with the company, but the Committee and Board also take into account (i) the individual's potential for future responsibility and promotion over the term of the award, (ii) the individual's performance in recent periods, and (iii) the number of restricted share unit awards and options held by the individual at the time of grant. In addition, the Committee and Board consider competitive equity award data, and determine award size consistent with the Committee's and our Board's objective of setting long-term incentive compensation at a competitive level in relation to our peer companies and market data, subject to individual variances. The Committee and Board also consider annual share usage and overall shareholder dilution when determining the size of equity awards.

In fiscal 2011, the Committee determined that equity awards for executives and other senior officers generally would be allocated 50% to performance-based restricted share unit awards and 50% to service-based restricted share unit awards. The Committee determined to use this mix of equity awards for fiscal 2011, given that the executives received significant option grants in fiscal 2009 and to limit the dilutive effect of equity awards. No equity awards were granted to the named executive officers in fiscal 2010. In addition, the Committee believed that the relative total shareholder return metric used for the performance-based awards was a more appropriate performance measure and furthered the performance-based philosophy of our compensation programs. Service-based restricted share unit awards will cliff vest 50% after three years and 50% after four years. One half of the performance-based restricted share unit awards will vest after three years and one half will vest after four years, with payouts ranging from 0% to 150% based on performance. Vesting of the performance-based awards will depend on the company achieving levels of total shareholder return relative to the average of the Standard & Poor's 500 Index total shareholder return for the respective three and four-year performance periods, as follows (with vesting for performance between the indicated performance levels computed on the basis of linear interpolation):

	Flextronics TSR as a % of S&P 500 Index Average TSR	**Awards Earned as a % of Target Awards**
Maximum	Above 150% of S&P Average	150%
	125% of S&P Average	125%
Target	100% of S&P Average	100%
	50% of S&P Average	50%
Threshold	Below 50% of S&P Average	0%

Administration of Equity Award Grants

The Committee grants options with exercise prices set at the market price on the date of grant, based on the closing market price. Our current policy is that options and restricted share unit awards granted to executive officers are only made during open trading windows. Awards are not timed in relation to the release of material information. Our current policy provides that grants to non-executive new hires and follow on grants to non-executives are made on pre-determined dates five times a year.

Hedging Policy

Under our insider trading policy, short-selling and trading in options on our shares are prohibited. Insiders may execute "collars" and similar hedging transactions but only if the transaction has been specifically approved in advance by the company's Nominating and Corporate Governance Committee.

Grants During Fiscal Year 2011

The number of performance-based and service-based restricted share unit awards granted to the named executive officers in fiscal year 2011, and the grant-date fair value of these awards determined in accordance with SFAS 123(R), are shown in the Grants of Plan-Based Awards in Fiscal Year 2011 table.

As part of the annual compensation review process, the Committee recommended and the Board approved the following performance-based and service-based restricted share unit awards to our named executive officers. The figures represent the sum of the restricted share unit awards granted, which is split 50-50 between performance-based awards (at target) and service-based awards: Mr. McNamara—800,000; Mr. Read—275,000; Mr. Clarke—200,000; Mr. Barbier—150,000; and Mr. Widmann—100,000. As discussed above, beginning in fiscal 2011, the Committee seeks to set long-term incentive compensation at between the 60th and 65th percentiles of our peer companies and market data, subject to individual variances. Mr. McNamara's long-term incentive compensation for fiscal 2011 was between the 50th and 60th percentiles of our peer companies and Mr. Read's was between the 60th and 65th percentiles of our peer companies. While overall, our executives' and senior officers' long-term incentive awards were set at between the 60th and 65th percentiles of the market data, long-term incentive awards for Messrs. Clarke, Barbier and Widmann were below these levels based on various considerations. For purposes of benchmarking long-term incentive compensation, the Committee treats the target cash awards under the new deferred compensation plan as long-term incentive compensation and, accordingly, combines the performance-based deferred compensation awards with the value of stock-based compensation in targeting the 60th to 65th percentile of our peer companies and the market data for long-term incentive compensation. As noted above, Messrs. Read and Widmann are not eligible for annual performance-based deferred compensation until past deferred cash awards under their deferral accounts vest, and their fiscal 2011 equity grants were therefore benchmarked without taking into account any deferred compensation award.

Deferred Compensation

Each of the named executive officers participates in a deferred compensation plan or arrangement. These plans and arrangements are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Beginning in fiscal 2011, we have replaced our prior senior executive and senior management plans with our 2010 deferred compensation plan. Under the new plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Initial company contributions under the plan for new senior executive participants who did not participate in the prior plans will be 50% of base salary and will not be tied to company performance. Annual company contributions will be performance-based (using the same performance measures used under the incentive bonus plan) and may be made in amounts of up to 30% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), subject to approval by the Compensation Committee. Initial contributions and any annual contributions, together with earnings, will cliff vest after four years provided that the participant remains employed by the company. For performance below the threshold payout level under the incentive bonus plan, there will be no contribution; for performance between the threshold and target payout levels, the Committee may award a contribution ranging from 50% to 100% of the target contribution; and for performance at or above the target payout level, the Committee may award a contribution of 100% of the target contribution. For purposes of benchmarking compensation, the Committee treats target cash awards as long-term incentive compensation and, accordingly, combines such compensation with the value of stock-based compensation in targeting the 60th to 65th percentile of the market data for long-term incentive compensation. Deferred balances under the plan are deemed to be invested in hypothetical investments selected by the participant or the participant's investment manager. Participants may receive their vested compensation balances upon termination of employment either through a lump sum payment or in installments over a period of up to ten years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to five years. The deferred account balances are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of the company's other general obligations.

As discussed above under **"Long-Term Incentive Programs—Long-Term Cash Incentive Awards,"** based on fiscal 2010 performance, in fiscal 2011, Mr. McNamara received a deferred cash award in the amount of 30% of his base salary and each of Messrs. Clarke and Barbier received a deferred cash award in the amount of 20% of his respective base salary. Deferred awards made under the prior plans are discussed below with respect to each of the NEOs. Deferred cash awards made under the prior plans will continue to vest in accordance with the provisions of the prior plans, which will be grandfathered, but no additional contributions will be made under the prior plans.

Mr. McNamara participated in the company's senior executive deferred compensation plan (referred to as the senior executive plan). Following his appointment as Chief Financial Officer, Mr. Read also became a participant in the senior executive plan effective January 1, 2009. Mr. Read participated in the company's senior management deferred compensation plan (referred to as the senior management plan) prior to his appointment as Chief Financial Officer. Messrs. Clarke and Barbier participated in the senior management plan, and Mr. Widmann participates in an individual deferral arrangement.

Deferred Compensation for Messrs. McNamara and Read. Under the senior executive plan, awards for deferred long-term incentive bonuses could be awarded in return for services to be performed in the future. During fiscal year 2006, the Committee recommended and the Board approved a deferred bonus for Mr. McNamara of $5,000,000. The deferred bonus (together with earnings) for Mr. McNamara vested as follows: (i) 10% vested on April 1, 2006; (ii) 15% vested on April 1, 2007; (iii) 20% vested on April 1, 2008; (iv) 25% vested on April 1, 2009; and (v) 30% vested on April 1, 2010.

During fiscal year 2009, in recognition of his appointment as Chief Financial Officer, the Committee recommended and the Board approved an initial one-time funding payment of $2,000,000 for Mr. Read in the senior executive plan. The deferred bonus (together with earnings) for Mr. Read will vest as follows: (i) 10%

vested on January 1, 2010; (ii) 15% vested on January 1, 2011; (iii) 20% will vest on January 1, 2012; (iv) 25% will vest on January 1, 2013; and (v) 30% will vest on January 1, 2014. Prior to his appointment as Chief Financial Officer, Mr. Read was a participant in the senior management plan. As part of the annual contribution, Mr. Read was eligible to receive a contribution equal to 30% of his base salary. Past contributions (together with earnings) will vest as follows: (i) one-third will vest on July 1, 2012; (ii) one-half of the remaining balance will vest on July 1, 2013; and (iii) the remaining balance will vest on July 1, 2014.

Any unvested portions of the deferred bonus for Mr. Read (with respect to his senior executive plan account) will become 100% vested upon a change of control (as defined in the senior executive plan) if he is employed at that time or if his employment is terminated as a result of death or disability. Other than in cases of death or disability or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement. With respect to Mr. Read's senior management plan account, 100% will become vested in the case of his death and a percentage of the unvested portion of Mr. Read's senior management account will become vested in the event of a change of control (as defined in the senior management plan), in an amount equal to the number of months of completed service from July 1, 2005 through July 1, 2014, divided by 108. Any portion of his senior management plan account that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule.

Deferred Compensation for Mr. Clarke. During fiscal year 2008, the Committee recommended and the Board approved an initial one-time funding payment of $366,355 for Mr. Clarke in the senior management plan. Mr. Clarke also received a contribution equal to 15% of his base salary in fiscal 2009. The percentage of deferred compensation for Mr. Clarke has been revised to reflect his participation in the company's Canadian defined contribution pension program as well as other benefits provided to him as part of his expatriate assignment package. During fiscal year 2010, the Committee did not recommend and the Board did not approve any contribution under the senior management plan. Past contributions (together with earnings) under the senior management plan will vest as follows: (i) one-third will vest on July 1, 2012; (ii) one-half of the remaining balance will vest on July 1, 2013; and (iii) the remaining balance will vest on July 1, 2014.

Deferred Compensation for Mr. Barbier. During fiscal year 2005, the Committee recommended and the Board approved an initial one-time funding payment of $250,000 for Mr. Barbier in the senior management plan. As part of the annual contribution, Mr. Barbier was eligible to receive a contribution equal to 30% of his base salary. Past contributions (together with earnings) will vest as follows: (i) one-third vested on July 1, 2011; (ii) one-half of the remaining balance will vest on July 1, 2012; and (iii) the remaining balance will vest on July 1, 2013.

Under the senior management plan, any unvested portions of the deferral accounts of Messrs. Clarke and Barbier will become 100% vested if their employment is terminated as a result of death. In the event of a change of control (as defined in the senior management plan), a portion of the deferral account will vest, calculated as a percentage equal to the number of service months from July 1, 2007 to July 1, 2014, divided by 84 for Mr. Clarke, and the number of months from July 1, 2005 to July 1, 2013, divided by 96 for Mr. Barbier. Any portion of their deferral accounts that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule. Other than in cases of death or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement.

Deferred Compensation for Mr. Widmann. In fiscal years 2006 and 2007, Mr. Widmann was awarded aggregate deferred bonuses of $3,000,000 in return for services to be performed in the future. These deferred bonuses were credited to a brokerage account. The deferred bonuses (together with earnings) for Mr. Widmann vest as follows: (i) 10% vested on July 1, 2007; (ii) an additional 15% vested on July 1, 2008; (iii) an additional 20% vested on July 1, 2009; (iv) an additional 25% vested on July 1, 2010; and (v) an additional 30% will vest on July 1, 2011, provided Mr. Widmann continues to be employed by the company. 100% of the deferred bonus will be paid to Mr. Widmann if his employment is terminated as a result of his death. In the event of a change of control of the company, any unvested deferred bonus will vest based on the percentage of his completed months of service with the company during the six-year period from July 1, 2005 through July 1, 2011.

For additional information about (i) executive contributions to the named executive officers' deferral accounts, (ii) company contributions to the deferral accounts, (iii) earnings on the deferral accounts, and (iv) deferral account balances as of the end of fiscal year 2011, see the section entitled "***Executive Compensation—Nonqualified Deferred Compensation in Fiscal Year 2011***." The deferral accounts are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of the company's other general obligations.

Benefits

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the named executive officers. In fiscal year 2011, we paid the premiums on long-term disability insurance for Messrs. McNamara, Read and Barbier and reimbursed Mr. Clarke for costs associated with his international assignment. We also reimbursed Mr. Barbier for costs associated with his relocation and assignment, which are discussed below. In addition, we reimbursed Messrs. McNamara and Read for FICA and Medicare taxes due upon the partial vesting of their deferred bonuses during fiscal year 2011. We also provide a company vehicle or allowance for Messrs. Barbier, Clarke and Widmann. These and certain other benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

As discussed above, we have replaced our prior deferred compensation plans with our 2010 deferred compensation plan. Under the prior plans, vested amounts were not paid until termination, while the new plan provides for distribution options, including in-service distributions. For amounts vesting under the prior plans, we will continue to reimburse the executives for FICA taxes since the executives will continue to be unable to access vested funds prior to retirement; however, the executives will continue to be responsible for the tax liability associated with the reimbursement. For amounts vesting under the new plan, the executives will be responsible for FICA taxes and the company will not reimburse the executives for any taxes due upon vesting.

While company aircraft are generally used for company business only, our Chief Executive Officer and Chief Financial Officer and their spouses and guests may be permitted to use company aircraft for personal travel. We calculate the incremental cost to the company for use of the company aircraft by using an hourly rate for each flight hour. The hourly rate is based on the variable operational costs of each flight, including fuel, maintenance, flight crew travel expense, catering, communications and fees, including flight planning, ground handling and landing permits. To the extent any travel on company aircraft resulted in imputed income to the executive officer in fiscal year 2011, the company provided gross-up payments to cover the executive officer's personal income tax due on such imputed income. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

Francois Barbier Relocation

In connection with Mr. Barbier's relocation to the company's Milpitas facility, effective August 30, 2010, we agreed to reimburse Mr. Barbier for certain relocation expenses incurred by Mr. Barbier, including a housing allowance of $6,000 per month, a one-time furnishing allowance of up to $50,000 and a miscellaneous expenditure allowance of up to $8,000. All reimbursed expenses were grossed up for applicable taxes. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan; Canadian and French Defined Contribution Pension Plans

Under our 401(k) Plan, all of our employees are eligible to receive matching contributions. Effective fiscal year 2011, we also instituted a new annual discretionary matching contribution. The amount of any discretionary annual contribution will be based on company performance and other economic factors as determined at the end of the following corporate fiscal year. For fiscal year 2011, we elected not to make a discretionary contribution. We do not provide an excess 401(k) plan for our executive officers. Messrs. McNamara and Read participated in the program in fiscal year 2011.

Mr. Clarke participates in the company's Canadian Defined Contribution pension plan. The Canadian plan is made up of three components, as follows: (i) the Defined Contribution (DC) Pension Plan, where Flextronics makes monthly contributions equal to 2% of an employee's earnings; (ii) a Group Registered Retirement Savings Plan (RRSP)/After Tax Savings Vehicle (ATSV), where employees can make optional contributions to a Group RRSP/ATSV; and (iii) a Deferred Profit Sharing Plan (DPSP), where Flextronics will match any contributions made to the Group RRSP/ATSV. The company will match 50% of the first 6% of the earnings contributed by an employee.

Mr. Barbier participates in defined contribution pension schemes mandated under French law, under which the company makes contributions currently aggregating approximately 12.4% of his base salary.

Mr. Widmann participates in the Multek pension plan. These benefits are described in the section entitled "***Executive Compensation—Pension Benefits in Fiscal Year 2011***."

Other Benefits

Executive officers are eligible to participate in all of the company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law.

Termination and Change of Control Arrangements

The named executive officers are entitled to certain termination and change of control benefits under their deferred compensation plans and under certain of their equity awards. These benefits are described and quantified under the section entitled "***Executive Compensation—Potential Payments Upon Termination or Change of Control.***" As described in that section, if there is a change of control of the company, the entire unvested portion of the deferred compensation account of Mr. Read under the senior executive plan will accelerate, and a percentage of the unvested portion of Messrs. Read's, Clarke's, Barbier's and Widmann's deferred compensation accounts under the senior management plan will accelerate based on their respective periods of service. As of April 2010, Mr. McNamara was fully vested under the senior executive plan. Under our 2010 Deferred Compensation Plan, vesting of initial and annual awards will accelerate in cases of death, disability, or a change in control. In the case of a change in control, vesting only will accelerate if employment is terminated without cause or for good reason within two years of the change in control. Under the terms of certain of our equity incentive plans and the form of restricted share unit award agreement used for certain of our grants of restricted share unit awards to our employees (including our executives), in the event of a change of control, each outstanding stock option and each unvested restricted share unit award with such a provision shall automatically accelerate, provided that vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced. Under the terms of certain of our equity plans, the Committee has the discretion to provide that certain awards may automatically accelerate upon an involuntary termination of service within a designated time period following a change of control, even if such awards are assumed or replaced. In addition, certain of Mr. McNamara's options are subject to acceleration if there is a change of control and his employment is terminated or his duties are substantially changed. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that might offer greater security absent these arrangements. The Committee determined that a single trigger for acceleration of the executives' deferred compensation accounts was appropriate in order to provide certainty of vesting for benefits that represent the executives' primary source of retirement benefits. With respect to the acceleration provisions under the company's stock incentive plans, the Committee believes that these provisions provide our Board with appropriate flexibility to address the treatment of options and restricted share unit awards in a merger or similar transaction that is approved by our Board, while providing appropriate protections to our executives and other employees in transactions which are not approved by our Board. With respect to certain of Mr. McNamara's options, the acceleration of vesting of options only occurs if Mr. McNamara remains with the company through the change of control and is terminated or his duties are substantially changed, commonly referred to as a "double trigger."

In addition to the foregoing arrangements, Mr. Clarke is entitled to certain severance benefits upon his termination. Pursuant to the terms of Mr. Clarke's original offer of employment, in the event of termination of his employment without cause, the company is obligated to pay Mr. Clarke 12 months of severance in accordance with applicable law.

Executive Stock Ownership Guidelines

To more closely align the interests of our management with those of our shareholders, our Board of Directors, upon the recommendation of the Committee, adopted stock ownership guidelines for all of our executive officers and direct reports of the chief executive officer. The ownership guidelines provide for our executive officers to own a minimum number of our ordinary shares, which (i) for our CEO, is the number of shares having a value equal to at least four times his annual base salary, (ii) for our CFO, is the number of shares having a value equal to at least two and one-half times his annual base salary and (iii) for all of our other executive officers and CEO direct reports, is the number of shares having a value equal to at least one and one-half times his or her annual base salary. All ordinary shares held by our executives, as well as the value of fully-vested stock options (net of the value of taxes), count toward these goals. The guidelines provide for our executives to reach these goals within five years of the date that the Board approved the guidelines or the date they joined the company, whichever is later, and to hold such a minimum number of shares for as long as he or she is an officer.

Executive Incentive Compensation Recoupment Policy

In May 2010, the Committee recommended and our Board adopted an Executive Incentive Compensation Recoupment Policy. The policy covers our executive officers and direct reports of our chief executive officer, and applies to bonuses or awards under the company's short and long-term incentive bonus plans, awards under our equity incentive plans, and contributions under our deferred compensation plans where the contributions are based on the achievement of financial results. In the event of a material restatement of financial results where a covered officer engaged in fraud or misconduct that caused the need for the restatement, the Board will have discretion to recoup incentive compensation of any covered officer if and to the extent the amount of compensation which was paid or which vested would have been lower if the financial results had been properly reported. In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Board also may seek to recover gains from the sale or disposition of vested shares (including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Board will have discretion to cancel outstanding equity awards where the financial results which were later restated were considered in granting such awards. The Board only may seek recoupment in cases where the restatement shall have occurred within 36 months of the publication of the audited financial statements that have been restated.

COMPENSATION RISK ASSESSMENT

With the assistance of Radford, the Committee reviewed our compensation policies and practices and determined that our compensation programs do not encourage excessive or inappropriate risk-taking. The Committee believes that the design and mix of our compensation programs appropriately encourage our executive and senior officers to focus on the creation of long-term shareholder value. In its review, the Committee noted the following features:

- our executive compensation programs appropriately balance short and long-term incentives, with short-term incentives representing approximately 20% of total direct compensation and long-term incentives representing approximately 60% of total direct compensation, thereby focusing executives on enhancing long-term shareholder value;
- our incentive bonus plan uses several performance measures at the corporate level, as well as different performance measures for our business unit executives;
- payout levels are capped under our incentive bonus plan and payout opportunities may be achieved on a straight line interpolation basis between threshold and target levels, and generally between the target and maximum levels;
- non-GAAP adjustments are made to align achievement of performance measures with our business strategy; all non-GAAP adjustments are subject to Compensation Committee approval to ensure that actual payout levels appropriately reflect company and business unit performance; and
- annual non-management bonus plans allocate a lower percentage of variable cash compensation than for management with bonus awards and sales commission plans capped at multiples of target achievement.

In addition to the design and mix of our compensation programs, to further align executives' and senior officers' interests with our shareholders and mitigate risk relating to our compensation programs, in fiscal 2011 the company adopted stock ownership guidelines and an incentive compensation recoupment policy, which are discussed above.

EXECUTIVE COMPENSATION

The following table sets forth the fiscal year 2009, 2010 and 2011 compensation for:

- Michael M. McNamara, our chief executive officer;
- Paul Read, our chief financial officer; and
- Michael J. Clarke, Francois Barbier and Werner Widmann, the three other most highly compensated executive officers serving as executive officers at the end of our 2011 fiscal year.

The executive officers included in the Summary Compensation Table are referred to in this joint proxy statement as our named executive officers. A detailed description of the plans and programs under which our named executive officers received the following compensation can be found in the section entitled ***"Compensation Discussion and Analysis"*** beginning on page 32 of this joint proxy statement. Additional information about these plans and programs is included in the additional tables and discussions which follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position (1)(2)	Year	Salary ($)(3)	Bonus ($)(4)	Stock Awards ($)(5)	Option Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)(7)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(8)	All Other Compensation ($)(9)	Total ($)
Michael M. McNamara	2011	$1,250,000	—	$5,692,000	—	$2,714,063	$ 815,350	$ 66,225	$10,537,638
Chief Executive	2010	$1,250,000	$1,407,062	—	—	$2,942,814	$1,265,646	$ 55,452	$ 6,920,974
Officer	2009	$1,250,000	$ 923,442	$5,206,000	$20,849,600	$2,062,500	—	$ 83,183	$30,374,725
Paul Read	2011	$ 600,000	$ 368,322	$1,956,625	—	$1,085,625	—	$ 48,385	$ 4,058,957
Chief Financial	2010	$ 600,000	$ 242,814	—	—	$ 941,701	—	$ 52,252	$ 1,836,767
Officer	2009	$ 584,375	—	$1,588,500	$ 8,106,400	$ 655,050	—	$ 31,390	$10,965,715
Michael J. Clarke	2011	$ 550,000	—	$1,423,000	—	$ 553,037	—	$403,984	$ 2,930,021
President,	2010	$ 550,000	—	—	—	$ 683,660	—	$313,833	$ 1,547,493
Infrastructure	2009	$ 550,000	—	$ 898,400	$ 3,092,400	$ 511,422	—	$341,686	$ 5,393,908
Francois Barbier	2011	$ 596,238	—	$1,067,250	—	$ 553,247	—	$395,801	$ 2,612,536
President, Global Operations & Mobile Consumer	2010	$ 499,838	—	—	$ 6,106	$ 503,622	—	$ 69,907	$ 1,079,473
Werner Widmann	2011	$ 461,185	$ 695,172	$ 711,500	—	$ 191,641	$ 52,753	$ 25,156	$ 2,137,407
President, Multek	2010	$ 441,766	$ 515,007	—	—	$ 104,538	$ 132,868	$ 24,097	$ 1,218,276
	2009	$ 486,837	$ 318,131	$ 898,400	$ 2,061,600	$ 266,497	—	$ 23,200	$ 4,054,665

(1) Information for fiscal year 2009 is not included for Mr. Barbier, who was appointed an executive officer during fiscal year 2010.

(2) All compensation paid to and benefits for Mr. Widmann, other than stock awards, were paid in Euros. For fiscal year 2011, Mr. Widmann's base salary in Euros was €327,349. All compensation paid to and benefits for Mr. Barbier in fiscal year 2011, other than stock awards, were paid in Euros from April 1, 2010 to June 30, 2010, when he relocated to the United States. Beginning July 1, 2010, all compensation paid to and benefits for Mr. Barbier were paid in U.S. dollars. From April 1, 2010 to June 30, 2010, Mr. Barbier's base salary in Euros was €408,100. The amounts have been converted into U.S. dollars based on the prevailing exchange rate at the end of the 2011, 2010 and 2009 fiscal years, respectively. Mr. Clarke's salary and non-equity incentive plan bonus are denominated in U.S. dollars and converted to Canadian dollars prior to payout using the prevailing exchange rate on the effective date of the beginning of the pay periods beginning in January and July of each year.

(3) Each of Messrs. McNamara and Read contributed a portion of his fiscal year 2011 salary to his 401(k) savings plan account. All amounts contributed are included under this column.

(4) For fiscal year 2011, this column shows the unvested portion of Mr. Read's deferred compensation account that vested on January 1, 2011 and the unvested portion of Mr. Widmann's deferred compensation account

that vested on July 1, 2010. For additional information about the company's deferred compensation arrangements, see the section entitled "***Compensation Discussion and Analysis—Deferred Compensation***" beginning on page 45 of this joint proxy statement and the discussion under the section entitled "***Nonqualified Deferred Compensation in Fiscal Year 2011***" beginning on page 57 of this joint proxy statement.

Notice & Proxy Statement

(5) Stock awards consist of service-based and performance-based restricted share unit awards. The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal years 2011 and 2009, calculated in accordance with FASB ASC Topic 718. There were no stock awards granted to the named executive officers in fiscal year 2010. For additional information regarding the assumptions made in calculating the amounts reflected in this column, see the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2011, included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

(6) The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the grant date fair value for grants made by us in fiscal year 2009, calculated in accordance with FASB ASC Topic 718. There were no option grants to the named executive officers in fiscal years 2011 or 2010, except as described in the next sentence. The amounts in this column for Mr. Barbier for fiscal year 2010 reflects the incremental fair value resulting from the modification of certain of Mr. Barbier's options pursuant to the company's 2009 option exchange program.

(7) The amounts in this column represent incentive cash bonuses earned in fiscal year 2011. For additional information, see the section entitled "***Compensation Discussion and Analysis—Fiscal Year 2011 Executive Compensation—Incentive Bonus Plan***" beginning on page 39 of this joint proxy statement.

(8) The amounts in this column represent, in the case of Mr. Widmann, the sum of (A) the increase in the actuarial present value of his accrued pension benefits and (B) above market earnings on his nonqualified deferred compensation account. In the cases of Messrs. McNamara, Read, Clarke and Barbier, the amounts in this column represent the above-market earnings on the vested portions of their nonqualified deferred compensation accounts in each respective fiscal year. As discussed under the section entitled "***Pension Benefits in Fiscal Year 2011***" beginning on page 56 of this joint proxy statement, Mr. Widmann participates in the Multek Multilayer Technology Gmbh & Co., KG Pension Plan. During fiscal year 2011, the actuarial present value of Mr. Widmann's pension benefits increased by $19,306. None of our other named executive officers participates in any defined benefit or actuarial pension plans. The Pension Benefits in Fiscal Year 2011 table on page 57 of this joint proxy statement includes the assumptions used to calculate the increase in the actuarial present value of pension benefits for Mr. Widmann. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the vested portion of the named executive officers' deferred compensation accounts. See the Nonqualified Deferred Compensation in Fiscal Year 2011 table on page 58 of this joint proxy statement for additional information.

(9) The following table provides a breakdown of the compensation included in the "All Other Compensation" column for fiscal year 2011:

Name	Pension/ Savings Plan Company Match Expenses/ Social Security ($)(1)	Medical/ Enhanced Long-Term Disability ($)(2)	Personal Aircraft Usage ($)(3)	Relocation/ Expatriate Assignment Expenses ($)(4)	Tax Reimbursements ($)(5)	Miscellaneous ($)(6)	Total ($)
Michael M. McNamara	$ 9,800	$1,966	$23,592	—	$ 30,867	—	$ 66,225
Paul Read	$ 2,000	$1,661	$24,300	—	$ 20,424	—	$ 48,385
Michael J. Clarke	$ 68,372	—	—	$141,902	$166,930	$26,780	$403,984
Francois Barbier	$143,546	$ 671	—	$124,122	$107,146	$20,316	$395,801
Werner Widmann	—	$3,178	—	—	—	$21,978	$ 25,156

(1) The amounts in this column represent company matching contributions to the 401(k) saving plan accounts for Mr. McNamara and Mr. Read. In the case of Mr. Clarke, it represents the company matching contribution to Mr. Clarke's after-tax savings account in the company's Canadian retirement program. In the case of Mr. Barbier, it represents company contributions to the mandatory social security programs under applicable French law. All company contributions to Mr. Clarke's after-tax savings account in the company's Canadian retirement program were paid in Canadian dollars and have been converted into United States dollars based on the prevailing exchange rate at the end of the 2011 fiscal year. Amounts for Mr. Barbier have been converted into dollars from the Euro based on the prevailing exchange rate at the end of the 2011 fiscal year.

(2) For Messrs. McNamara, Read and Barbier, the amounts in this column represent the company's contribution to the executive long-term disability program which provides additional benefits beyond the basic employee long-term disability program. For Mr. Widmann, the amounts represent reimbursements for health care costs.

(3) The amounts in this column represent the aggregate incremental costs resulting from the personal use of the company aircraft. Costs include a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and travel expenses for the flight crew. It excludes non-variable costs which would have been incurred regardless of whether there was any personal use of aircraft.

(4) These amounts represent (i) the costs associated with Mr. Clarke's international assignment, including rent and home management costs of $77,612 while on assignment in the United States, education reimbursement of $59,712 and $4,578 of other related costs and (ii) the costs associated with Mr. Barbier's relocation to the company's Milpitas facility for rent and home furnishing costs.

(5) For Mr. McNamara, the amount represents the sum of (A) $21,649 for the payment of taxes with respect to Medicare on his behalf due on Mr. McNamara's vested deferred compensation amounts for the 2011 fiscal year and (B) $9,218 related to taxes due as a result of the personal use of the company aircraft. For Mr. Read, the amount represents the sum of (A) $9,616 related to taxes with respect to the personal use of company aircraft and (B) $10,808 for payment of taxes with respect to Medicare, Social Security and state disability insurance on his behalf due on Mr. Read's vested deferred compensation amounts for the 2011 fiscal year. For Mr. Clarke, the amount represents reimbursement for the incremental taxes estimated to be due as a result of his international assignment. Amounts in this column for Mr. Clarke are estimates. Actual tax amounts will only be known upon completion of tax filings in both the United States and Canada. For Mr. Barbier, the amount represents reimbursement for the incremental taxes due as a result of his relocation to the company's Milpitas facility.

(6) For Messrs. Barbier Clarke, and Widmann, the amounts represent payments associated with the provision of a company car.

Grants of Plan-Based Awards in Fiscal Year 2011

The following table presents information about non-equity incentive plan awards and restricted share unit awards that we granted in our 2011 fiscal year to our named executive officers. We did not grant any stock options to our named executive officers during our 2011 fiscal year.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael M. McNamara	—	$937,500	$1,875,000	$3,750,000	—	—	—	—	—
	6/15/2010	—	—	—	200,000	400,000	600,000	—	$2,928,000
	6/15/2010	—	—	—	—	—	—	400,000	$2,764,000
Paul Read	—	$375,000	$ 750,000	$1,500,000	—	—	—	—	—
	6/15/2010	—	—	—	68,750	137,500	206,250	—	$1,006,500
	6/15/2010	—	—	—	—	—	—	137,500	$ 950,125
Michael J. Clarke	—	$220,000	$ 440,000	$1,320,000	—	—	—	—	—
	6/15/2010	—	—	—	50,000	100,000	150,000	—	$ 732,000
	6/15/2010	—	—	—	—	—	—	100,000	$ 691,000
Francois Barbier	—	$238,495	$ 476,990	$1,430,971	—	—	—	—	—
	6/15/2010	—	—	—	37,500	75,000	112,500	—	$ 549,000
	6/15/2010	—	—	—	—	—	—	75,000	$ 518,250
Werner Widmann	—	$161,415	$ 322,829	$ 968,488	—	—	—	—	—
	6/15/2010	—	—	—	25,000	50,000	75,000	—	$ 366,000
	6/15/2010	—	—	—	—	—	—	50,000	$ 345,500

(1) These amounts show the range of possible payouts under our incentive cash bonus program for fiscal year 2011. The maximum payment for Messrs. McNamara and Read represents 200% of the target payment. The maximum payment for our other named executive officers is 300%. The threshold payment for each named executive officer represents 50% of target payout levels. Amounts actually earned in fiscal year 2011 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section entitled "***Compensation Discussion and Analysis—Fiscal Year 2011 Executive Compensation—Incentive Bonus Plan***" beginning on page 39 of this joint proxy statement.

(2) These columns show the range of estimated future vesting of performance-based restricted share unit awards granted in fiscal year 2011 under our 2001 Equity Incentive Plan. Fifty percent of the restricted share unit awards vest after three years and fifty percent vest after four years. Vesting of the performance-based awards will depend on the company achieving levels of total shareholder return relative to the average of the Standard & Poor's 500 Index total shareholder return for the respective three and four-year performance periods. The maximum payment for each executive officer represents 150% of the target payment. The threshold payment for each named executive officer represents 50% of target payout levels. The grant date fair value of awards actually granted in fiscal year 2011 are included in the Stock Awards column of the Summary Compensation Table. For additional information, see the section entitled "***Compensation Discussion and Analysis—Long-Term Incentive Programs—Stock-Based Compensation—Grants During Fiscal Year 2011***" beginning on page 44 of this joint proxy statement.

(3) This column shows the number of service-based restricted share units granted in fiscal year 2011 under our 2001 Equity Incentive Plan. For each named executive officer, the restricted share units vest in two equal annual installments commencing on June 15, 2013, provided that the executive continues to remain employed on the vesting date. For additional information, see the section entitled "***Compensation Discussion and Analysis—Long-Term Incentive Programs—Stock-Based Compensation—Grants During Fiscal Year 2011***" beginning on page 44 of this joint proxy statement.

(4) This column shows the grant-date fair value of service-based and performance-based restricted share units awards under ASC 718-10 granted to our named executive officers in fiscal year 2011. The grant-date fair value is the amount that we will expense in our financial statements over the award's vesting schedule. Expense will be reversed for awards that do not vest as a result of the named executive officer not meeting the requisite service requirement. For restricted share unit awards with service-based vesting, fair value is

the closing price of our ordinary shares on the grant date. For restricted share unit awards where vesting is contingent on meeting a market condition, the grant-date fair value was calculated using a monte carlo simulation. Additional information on the valuation assumptions is included in the section entitled "Stock-Based Compensation" under Note 2 of our audited consolidated financial statements for the fiscal year ended March 31, 2011, included in our Annual Report on Form 10-K for the fiscal year needed March 31, 2011. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table presents information about outstanding options and stock awards held by our named executive officers as of March 31, 2011. The table shows information about:

- stock options,
- service-based restricted share units, and
- performance-based restricted share units.

The market value of the stock awards is based on the closing price of our ordinary shares as of March 31, 2011, which was $7.47. Market values shown assume all performance criteria are met and the threshold value is paid. For additional information, see the section entitled "***Compensation Discussion and Analysis—Long-Term Incentive Programs—Stock-Based Compensation***" beginning on page 43 of this joint proxy statement.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael M. McNamara . . .	150,000	—	—	$13.98	09/21/2011	—	—	—	—
	2,000,000	—	—	$ 7.90	07/01/2012	—	—	—	—
	600,000	—	—	$ 8.84	09/03/2012	—	—	—	—
	200,000	—	—	$11.53	08/23/2014	—	—	—	—
	3,000,000	—	—	$12.37	05/13/2015	—	—	—	—
	700,000	—	—	$11.23	04/17/2016	—	—	—	—
	1,374,999	625,001(2)	—	$10.59	06/02/2015	—	—	—	—
	—	1,374,999(3)	625,001(4)	$10.59	06/02/2015	—	—	—	—
	1,000,000	1,000,000(5)	—	$ 2.26	12/05/2015	—	—	—	—
	1,000,000	1,000,000(5)	—	$ 1.94	03/02/2016	—	—	—	—
	—	—	—	—	—	641,667(6)	$4,793,252	850,000	$6,349,500
Paul Read	623	—	—	$23.02	07/06/2011	—	—	—	—
	30,000	—	—	$15.90	10/01/2011	—	—	—	—
	80,000	—	—	$16.57	01/09/2014	—	—	—	—
	20,000	—	—	$10.34	07/01/2013	—	—	—	—
	50,000	—	—	$13.18	09/28/2014	—	—	—	—
	125,000	—	—	$12.05	10/29/2014	—	—	—	—
	481,249	218,751(2)	—	$10.59	06/02/2015	—	—	—	—
	—	481,249(3)	218,751(4)	$10.59	06/02/2015	—	—	—	—
	500,000	1,000,000(5)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	147,500(7)	$1,101,825	298,750	$2,231,663

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Clarke	250,000	—	—	$10.78	04/13/2016	—	—	—	—
	412,499	187,501(2)	—	$10.59	06/02/2015	—	—	—	—
	50,000	300,000(8)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	120,000(9)	$ 896,400	140,000	$1,045,800
Francois Barbier . .	48,320	230,542(10)	—	$ 5.57	08/11/2016	—	—	—	—
	—	300,000(8)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	85,000(11)	$ 634,950	157,500	$1,176,525
Werner Widmann	3,000	—	—	$ 5.87	10/08/2012	—	—	—	—
	90,000	—	—	$10.34	07/01/2013	—	—	—	—
	10,000	—	—	$16.57	01/09/2014	—	—	—	—
	50,000	—	—	$13.18	09/28/2014	—	—	—	—
	100,000	—	—	$12.05	10/29/2014	—	—	—	—
	274,999	125,001(2)	—	$10.59	06/02/2015	—	—	—	—
	—	200,000(12)	—	$ 2.26	12/05/2015	—	—	—	—
	—	—	—	—	—	60,000(13)	$ 448,200	145,000	$1,083,150

(1) This column includes performance-based restricted share unit awards granted in fiscal year 2011 under our 2001 Equity Incentive Plan. Fifty percent of the restricted share unit awards vest after three years and fifty percent vest after four years. Vesting of the performance-based awards will depend on the company achieving levels of total shareholder return relative to the average of the Standard & Poor's 500 Index total shareholder return for the respective three and four-year performance periods. This column also includes performance-based restricted share unit awards that vest annually or cliff vest over three, four or five years if we achieve pre-determined year-over-year adjusted EPS growth rates or adjusted operating profit growth rates, provided that if one or more of the annual adjusted EPS growth targets or adjusted operating profit targets is not met, the unvested portion may be recouped if the subsequent period's cumulative target is met. Such performance-based awards for Mr. McNamara vest over four years or cliff vest after three years, subject to achievement of the performance conditions. Such performance-based awards for Messrs. Read, Widmann and Barbier vest over four or five years or cliff vest after three years, and such performance-based awards for Mr. Clarke vest over four years or cliff vest after three years, in each case subject to the achievement of performance conditions. The amounts disclosed in this column represent the number of shares that could vest under each performance-based restricted share unit award if the threshold payout level is achieved.

(2) These stock options vest monthly from April 2, 2011 through June 2, 2012.

(3) These options have vested but may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(4) These stock options will vest monthly from April 2, 2011 through June 2, 2012 provided that these options may only be exercised if the trading price of our ordinary shares is at least $12.50 per share.

(5) 500,000 of these stock options vest annually on June 2, 2011 and 2012.

(6) 75,000 shares vest annually on May 1, 2011, 166,667 shares vest on March 2, 2012 and 200,000 shares vest on each of June 15, 2013 and June 15, 2014.

(7) 10,000 shares vest annually on April 3, 2011, and 68,750 shares vest on each of June 15, 2013 and June 15, 2014.

(8) 150,000 stock options vest annually on June 2, 2011 and 2012.

(9) 20,000 shares vest annually on April 13, 2011, and 50,000 shares vest on each of June 15, 2013 and June 15, 2014.

(10) These stock options were issued in connection with the company's 2009 option exchange program. 18,042 options vest monthly from April 11, 2011 through August 11, 2011, and 212,500 options vest monthly from April 11, 2011 through August 11, 2012.

(11) 10,000 shares vest on April 3, 2010 and 37,500 shares vest on each of June 15,2013 and June 15, 2014

(12) 100,000 stock options vest annually on June 2, 2011 and 2012.

(13) 10,000 shares vest annually on April 17, 2011, and 25,000 shares vest on each of June 15, 2013 and June 15, 2014.

Option Exercises and Stock Vested in Fiscal Year 2011

The following table presents information, for each of our named executive officers, on (1) stock option exercises during fiscal year 2011, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of stock awards in the form of restricted share units during fiscal year 2011 and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael M. McNamara	—	—	241,666	$1,883,412
Paul Read	300,000	$1,781,825	60,000	$ 474,200
Michael J. Clarke	100,000	$ 505,195	70,000	$ 553,100
Francois Barbier	328,862	$1,017,214	60,000	$ 474,200
Werner Widmann	100,000	$ 514,001	60,000	$ 474,200

Pension Benefits in Fiscal Year 2011

The following table sets forth information on the pension benefits for Mr. Widmann. No other named executive officer participated in a defined benefit or actuarial pension plan during fiscal year 2011.

The Multek Multilayer Technology GmbH & Co. KG Pension Plan, or the Multek Plan, is a funded and tax qualified retirement program that covers, as of March 31, 2011, 479 current employees, 108 former employees with vested benefits and 43 retirees. The Multek Plan provides benefits based primarily on a formula that takes into account Mr. Widmann's base salary for each fiscal year and equals 1.5% of his base salary up to a German parliament-prescribed limit applicable to German defined benefit plans (€66,000 for 2011), and 4.5% of his base salary over this limit.

Employees of Multek Germany are eligible to participate in the Multek Plan after completion of one year of service with Multek. The accumulated benefit an employee earns over his or her career with Multek is payable monthly beginning after retirement or upon disability if earlier. The normal retirement age as defined in the Multek Plan is 62. If an employee retires before the normal retirement age, his or her benefits will be reduced by 0.5% per month. Employees vest in their benefits after five years of continuous service.

No pension benefits were paid to Mr. Widmann in the last fiscal year.

The amount reported in the table below equals the present value of the accumulated benefit as of March 31, 2011 for Mr. Widmann under the Multek Plan based upon the assumptions described in note 2 below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Werner Widmann . . .	Multek Multilayer Technology GmbH & Co. KG Pension Plan	7.5(1)	$165,319(2)

(1) Mr. Widmann's number of years of credited service under the Multek Plan is 7.5 years, which differs from his actual years of service with us of 8.5 years, as a result of the eligibility requirements that an employee needs to complete one year of service with Multek before being eligible to participate in the Multek Plan.

(2) The accumulated benefit is based on Mr. Widmann's service and base salary through March 31, 2011. The present value assumes a discount rate of 5.75% and has been calculated assuming Mr. Widmann will remain in service until age 62, the age at which retirement may occur without any reduction in benefits.

Nonqualified Deferred Compensation in Fiscal Year 2011

Each of our named executive officers participates in our 2010 deferred compensation plan, except for Mr. Widmann, who participates in an individual arrangement, and for Mr. Read. Our deferred compensation program is intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Beginning in fiscal 2011, we replaced our existing deferred compensation plans with the 2010 deferred compensation plan. Under the new plan, participating officers may defer up to 70% of their base salary and bonus, net of certain statutory and benefit deductions. The company may make a discretionary matching contribution for these deferrals to reflect limitations on our matching contribution under our 401(k) plan. Under this plan, we may make performance-based annual contributions, subject to the company meeting pre-established business performance criteria, in amounts up to 30% of each participant's base salary (subject to offsets for non-U.S. executives' pension and other benefits), which will cliff vest after four years. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by a participant or an investment manager on behalf of each participant. Participants in the 2010 deferred compensation plan may receive their vested deferred compensation balances upon termination of employment at such time as is specified in their deferral agreements, which may include a lump sum payment or installment payments made over a period of years. Participants also may elect in-service distributions through a lump sum payment or in installments over a period of up to five years.

Prior to fiscal year 2011, Messrs. McNamara and Read participated in our Senior Executive Deferred Compensation Plan, which we refer to as the senior executive plan. Participants in the senior executive plan received long-term deferred bonuses, which were subject to vesting requirements. In addition, a participant was able to defer up to 80% of his salary and up to 100% of his cash bonuses. The deferred compensation was credited to a deferral account established under the senior executive plan for recordkeeping purposes. Amounts credited to the deferral accounts are deemed to be invested in hypothetical investments selected by an investment manager on behalf of each participant. Participants in the senior executive plan may receive their vested deferred compensation balances upon termination of employment either through a lump sum payment or in installments over a period of up to 10 years.

Prior to fiscal year 2011, Messrs. Clarke and Barbier participated in the company's Senior Management Deferred Compensation Plan (referred to as the senior management plan). Mr. Read participated in the senior management plan until December 1, 2008, when our Board approved his participation in the senior executive plan. Under the senior management plan, participants received deferred discretionary contributions, which were subject to vesting requirements. Deferred balances under the senior management plan are deemed to be invested in hypothetical investments selected by the participant or the participant's investment manager. Participants in the senior management plan will receive their vested deferred compensation balances upon termination of employment through a lump sum payment on the later of January 15th of the year following termination and six months following termination. In addition, any unvested portions of the deferral accounts will become 100% vested if the executive's employment is terminated as a result of his or her death.

Under each of the deferred compensation plans, we entered into trust agreements providing for the establishment of irrevocable trusts into which we are required to deposit cash or other assets as specified in the applicable deferral agreement, equal to the aggregate amount required to be credited to the participant's deferral account, less any applicable taxes to be withheld. The deferred account balances of the participants in deferred compensation plans are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of our other general obligations.

Under Mr. Widmann's arrangement, we granted Mr. Widmann long-term deferred bonuses in 2006 and 2007, which are subject to vesting requirements. Mr. Widmann's account balance is invested as directed by his investment manager and his entire vested account balance amount will be distributed following termination of employment.

For a discussion of the contributions and deferred bonuses granted to each of the named executive officers and their vesting terms, including vesting upon the executive's termination or a change in control of the company, see the sections entitled ***"Compensation Discussion and Analysis—Deferred Compensation"*** beginning on page 45 of this joint proxy statement and ***"Executive Compensation—Potential Payments Upon Termination or Change of Control"*** below.

The following table presents information for fiscal year 2011 about: (i) company contributions to the deferred compensation plan accounts; (ii) earnings on the deferred compensation plan accounts; and (iii) the deferred compensation plan account balances as of the end of the fiscal year. There were no executive contributions to or withdrawals or distributions from the respective deferred compensation plan accounts in fiscal year 2011.

Name	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Balance at Fiscal Year-End ($)(3)
Michael M. McNamara	$375,000	$1,278,539	$10,427,024
Paul Read	—	$ 150,785	$ 3,510,217
Michael J. Clarke	$110,000	$ 178,788	$ 640,865
Francois Barbier	$120,000	$ 67,255	$ 928,496
Werner Widmann	—	$ 205,654	$ 2,780,689

(1) For Messrs. McNamara, Clarke and Barbier, this amount represents contributions under our new deferred compensation plan of $375,000, $110,000 and $120,000, respectively, during fiscal year 2011. These awards cliff vest after four years. None of these awards have vested under this plan as of March 31, 2011. These amounts, including any earnings or losses thereon, will be reported under the "Bonus" column of the Summary Compensation Table upon vesting in future years if the executive continues to be a named executive officer. For additional information on these contributions and their vesting terms, including vesting upon the executive's termination or a change in control of the company, see the sections entitled ***"Compensation Discussion and Analysis—Deferred Compensation"*** beginning on page 45 of this joint proxy statement and ***"Executive Compensation—Potential Payments Upon Termination or Change of Control"*** beginning on page 59.

(2) Reflects earnings for each named executive officer on both the vested and unvested portions of the executive's deferred compensation account. The above-market portion of the earnings on the vested portion of the executive's deferred compensation account is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table. Any earnings that vest in a given year are reported in the "Bonus" column in the Summary Compensation Table. For Mr. Read, $27,343 was earned under his senior executive plan account and $123,442 was earned under his senior management plan account. For Mr. McNamara, $1,262,798 was earned under his senior executive plan account and $15,741 was earned under his 2010 deferred compensation plan account.

(3) The amounts in this column have previously been reported in the Summary Compensation Table for this and prior fiscal years, except for the following amounts: Paul Read—$2,896,347; Michael J. Clarke—$640,865; Francois Barbier—$928,496; and Werner Widmann—$876,815. The amounts in this column include the following unvested balances for the named executive officers: Paul Read—$3,264,669; Michael J. Clarke—$640,865; Francois Barbier—$928,496; and Werner Widmann—$1,529,379. For Mr. Read, the amount includes a $2,209,935 unvested balance in his senior executive plan account and a $1,054,734 unvested balance held in his senior management plan account. For Mr. Barbier, the amount includes a $808,492 unvested balance in his international plan account and a $120,004 unvested balance in his 2010 deferred compensation plan account.

Potential Payments Upon Termination or Change of Control

As described in the section entitled "***Compensation Discussion and Analysis***" beginning on page 32 of this joint proxy statement, our named executive officers do not have employment or severance agreements with us except as set forth below. However, our named executive officers are entitled to certain termination and change of control benefits under each executive's deferred compensation plan and under certain equity awards. In addition, Mr. Clarke is entitled to receive severance benefits pursuant to his offer of employment in lieu of benefits mandated under Ontario law. These benefits are described below and quantified in the table below.

Acceleration of Vesting of Deferred Compensation

- If the employment of any participant in the 2010 Deferred Compensation Plan is involuntarily terminated by the company without cause or is terminated by the executive with good reason within two years following a change in control (as defined in the 2010 Deferred Compensation Plan), or if his employment is terminated as a result of his death or disability, the entire unvested portion of the deferred compensation account of the named executive officer will vest.
- If the employment of Mr. Read (with respect to his account under the senior executive plan) is terminated as a result of his death or disability, or the employment of Messrs. Read (with respect to his account under the senior management plan), Clarke, Barbier or Widmann is terminated as a result of his death, the entire unvested portion of the executive's deferred compensation account will vest. Mr. McNamara's senior executive plan deferred compensation account was fully vested as of March 31, 2011.
- If there is a change of control (as defined in the senior executive plan), the entire unvested portion of the deferred compensation account of Mr. Read (with respect to his account under the senior executive plan) will vest. As noted above, Mr. McNamara's senior executive plan deferred compensation account was fully vested as of March 31, 2011.
- If there is a change of control (as defined in the senior management plan), a percentage of the unvested portion of the deferral account of each of Messrs. Read (with respect to his account under the senior management plan), Clarke and Barbier will vest based on the executive's completed months of service with the company as follows: Mr. Read—number of months from July 1, 2005 to July 1, 2014, divided by 108; Mr. Clarke—number of months from July 1, 2007 to July 1, 2017, divided by 84; and Mr. Barbier—number of months from July 1, 2005 to July 1, 2013, divided by 96.
- If there is a change of control (as defined in Mr. Widmann's award agreement), a percentage of the unvested potion of the deferral account for Mr. Widmann will vest based on the executive's completed months of service with the company during the six-year period from July 1, 2005 through July 1, 2011, divided by 72.

Acceleration of Vesting of Equity Awards

The number of unvested equity awards held by each named executive officer as of March 31, 2011 is listed above in the Outstanding Equity Awards at 2011 Fiscal Year-End table. All unvested outstanding equity awards held by our named executive officers at the end of fiscal year 2011 were granted under the 2001 Plan, the 2002 Plan or the 2010 Plan, which provide certain benefits to plan participants in the event of the termination of such participant's employment or a change in control of the company. The terms of these benefits are described below.

Under the terms of the 2001 Equity Incentive Plan and the 2002 Equity Incentive Plan, if a plan participant ceases to provide services to the company for any reason other than death, cause (as defined in the plan) or disability (as defined in the plan), then the participant may exercise any options which have vested by the date of such termination within three months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. If a participant ceases to provide services to the company because of death or disability, then the participant may exercise any options which have vested by the date of such termination within 12 months of the termination date or such other period not exceeding five years or the term of the option, as determined by the Compensation Committee. All stock options held by a plan participant who is terminated for cause expire on the termination date, unless otherwise determined by the Compensation Committee. In addition, subject to any waiver by the Compensation Committee, all unvested restricted share unit awards and unvested stock options held by a plan participant will be forfeited if the participant ceases to provide services to the company for any reason.

Except for grants to our non-employee directors made under the automatic option grant program of the 2001 Plan, under the terms of the 2001 Plan and the 2002 Plan and the form of restricted share unit award agreement used for certain of our grants of restricted share unit awards to our employees (including our executives), in the event of a dissolution or liquidation of the company or if we are acquired by merger or asset sale or in the event of other change of control events, each outstanding stock option issued under the 2001 Plan or the 2002 Plan and each unvested restricted share unit award with such a provision shall automatically accelerate so that each such award shall, immediately prior to the effective date of such transaction, become fully vested with respect to the total number of shares then subject to such award. However, subject to the specific terms of a given award, vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced with a comparable right covering shares of the capital stock of the successor corporation or parent thereof or is replaced with a cash incentive program of the successor corporation which preserves the inherent value existing at the time of such transaction.

Under the terms of our 2010 Plan, unless otherwise provided in the applicable award agreement or other agreement between the company and the participant, in the event of a change of control of the company (as defined in the 2010 Plan) in which the participant's awards are not converted, assumed, or replaced by a successor or survivor corporation, or a parent or subsidiary thereof, then such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse immediately prior to the change of control and, following the consummation of such a change of control, all such awards will terminate and cease to be outstanding.

Where awards under the 2010 Plan are assumed or continued after a change of control, the Compensation Committee may provide that one or more awards will automatically accelerate upon an involuntary termination of service within a designated period (not to exceed eighteen (18) months) following the effective date of such change of control. If the Compensation Committee so determines, any such award will, immediately upon an involuntary termination of service following a change of control, become fully exercisable and all forfeiture restrictions on such award will lapse.

All of our named executive officer's stock options with exercise prices less than $7.47 per share, the closing price of our ordinary shares on the last business day of our 2011 fiscal year, were granted under and are subject to the change of control provisions of one of the plans described above. In addition, 1,191,667 of Mr. McNamara's unvested restricted share unit awards, 475,000 of Mr. Read's unvested restricted share unit awards, 290,000 of Mr. Clarke's unvested restricted share unit awards, 150,000 of Mr. Barbier's unvested restricted share unit awards and 190,000 of Mr. Widmann's unvested restricted share unit awards include such a change of control provision.

Severance Benefits

In addition to the foregoing arrangements, Mr. Clarke is entitled under non-U.S. law to certain severance benefits upon his termination. Pursuant to the terms of Mr. Clarke's original offer of employment, in the event of termination of his employment without cause, the company is obligated to pay Mr. Clarke 12 months of severance in accordance with applicable law.

Potential Payments Upon Termination or Change of Control as of March 31, 2011

The following table shows the estimated payments and benefits that would be provided to each named executive officer as a result of (i) the accelerated vesting of deferred compensation in the case of his or her death, disability or a change of control and (ii) the accelerated vesting of unvested equity awards in the event of a change of control. The following table also shows severance benefits that would be payable to Mr. Clarke pursuant to his arrangement under non-U.S. law. For benefits payable to Mr. Widmann under the Multek Pension Plan, please see the discussion above under the caption "***Pension Benefits in Fiscal Year 2011***."

Calculations for this table assume that the triggering event took place on March 31, 2011, the last business day of our 2011 fiscal year, and are based on the price per share of our ordinary shares on such date, which was $7.47. The following table does not include potential payouts under our named executive officers' nonqualified deferred compensation plans relating to vested benefits.

Name	Severance Benefits (1)	Accelerated Vesting of Deferred Compensation (2)	Accelerated Vesting of Restricted Share Unit Awards (3)	Accelerated Vesting of Stock Options (4)	Total
Michael M. McNamara	$ —	$ 390,741	$10,395,752	$10,740,000	$21,526,493
Paul Read	$ —	$1,845,119	$ 4,061,813	$ 5,210,000	$11,116,932
Michael J. Clarke	$550,000	$ 388,072	$ 2,539,800	$ 1,563,000	$ 5,040,872
Francois Barbier	$ —	$ 692,686	$ 1,400,625	$ 2,092,838	$ 4,186,149
Werner Widmann	$ —	$1,337,587	$ 1,606,050	$ 1,042,000	$ 3,985,637

(1) The amount represents 12 month's severance payable in accordance with applicable law. The amount is denominated in United States dollars and would be converted to Canadian dollars immediately prior to payout using the prevailing exchange rate on the effective date of the beginning of the most recent pay period beginning in January or July of the year of termination.

(2) The amount shown for Mr. Read represents the portion of the unvested portion of his deferred compensation account that would vest in the event of a change of control. The portion of Mr. Read's deferred compensation account that would vest in the event of his disability is $2,209,935. The entire portion of the unvested portion of Mr. Read's deferred compensation account, or $3,264,669, would vest in the event of his death. For Mr. McNamara, the amount shown represents the portion of his unvested deferred compensation account that would vest in the event of his death, disability or if he is terminated without cause or resigns for good reason following a change of control. The amounts shown for each of Messrs. Clarke, Barbier and Widmann represent the portion of the unvested portion of his deferred compensation account that would vest in the event of a change of control. An additional $110,000 for Mr. Clarke and $120,000 for Mr. Barbier would vest if the executive is terminated without cause or resigns for good reason following a change of control, or in the event of his disability. The entire amount of each of Messrs. Clarke's, Barbier's and Widmann's deferred compensation account, or $640,865, $928,496, and $1,529,379, respectively, would vest in the event of his death.

(3) The amounts shown represent the estimated value of the accelerated vesting of restricted share unit awards following a change of control under the terms of his agreement, which assumes that such restricted share unit awards are not assumed or replaced by the successor corporation or its parent. If such awards are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate, unless otherwise determined by the Compensation Committee with respect to awards granted under the 2010 Plan. All amounts shown in this column represent the intrinsic value of the awards based on the closing price of our ordinary shares on March 31, 2011, the assumed date of the triggering event.

(4) The estimated values shown represent the acceleration of stock options following a change of control of the company or similar corporate transaction, assuming that such stock options are not assumed or replaced by the successor corporation or its parent. If such options are assumed or replaced in a change of control transaction, the vesting of such awards will not accelerate, unless otherwise determined by the Compensation Committee with respect to awards granted under the 2010 Plan. The amounts shown represent the intrinsic value of the awards based on the closing price of our ordinary shares on March 31, 2011, the assumed date of the triggering event.

EQUITY COMPENSATION PLAN INFORMATION

As of March 31, 2011, we maintained only our 2010 Plan, which replaced (i) the 2001 Plan, (ii) the 2002 Plan, (iii) our 2004 Award Plan for New Employees, and (iv) the Solectron Corporation 2002 Stock Plan, which we refer to collectively as the Prior Plans. The following table provides information about equity awards outstanding under these plans as of March 31, 2011.

Plan Category	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options and Vesting of Restricted Share Unit Awards (a)	Weighted-Average Exercise Price of Outstanding Options (1) (b)	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	53,269,808(2)	$7.49	56,424,033(3)
Equity compensation plans not approved by shareholders(4),(5),(6)	13,946,020(7)	$8.16	—
Total	67,215,828	$7.62	56,424,033(3)

(1) The weighted-average exercise price does not take into account ordinary shares issuable upon the vesting of outstanding restricted share unit awards, which have no exercise price.

(2) Includes 10,094,297 ordinary shares issuable upon the vesting of restricted share unit awards. The remaining balance consists of ordinary shares issuable upon the exercise of outstanding stock options. Approximately 1.8 million shares subject to restricted share unit awards are subject to performance criteria which management of the company believes are not probable of being achieved and these awards are not expected to vest. For awards subject to market performance criteria, the amount reported reflects the number of shares to be issued if the target level is achieved. An additional 598,750 shares would be issued if the maximum market performance level is achieved.

(3) Consists of ordinary shares available for grant under the 2010 Plan. The 2010 Plan provides for grants of up to 10.0 million ordinary shares, plus ordinary shares available for grant as a result of the forfeiture, expiration or termination of options and restricted share unit awards granted under such Prior Plans (if such ordinary shares are issued under such other stock options or restricted share unit awards awards, they will not become available under the 2010 Plan) and shares that were available for grant under the Prior Plans at the time of the consolidation of such plans into the 2010 Plan. Each ordinary share that is subject to a stock option is counted against this limit as one share. Each share that is subject to a restricted share unit award is counted against this limit as one and seventy-one hundredths (1.71) shares.

(4) The 2004 Plan was established in October 2004 and consolidated into the 2010 Plan in 2010. Options granted under the 2004 Plan generally vest over four years and generally expire seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment. Restricted share unit awards generally vest in installments over a three- to five-year period and unvested restricted share unit awards are also forfeited upon termination of employment.

(5) Our 2002 Plan was adopted by our Board of Directors in May 2002 and consolidated into the 2010 Plan in 2010. Options granted under the 2002 Plan generally have an exercise price of not less than the fair market value of the underlying ordinary shares on the date of grant. Options granted under the 2002 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment. Restricted share unit awards generally vest in installments over a three- to five-year period and unvested restricted share unit awards are also forfeited upon termination of employment.

(6) In connection with the acquisition of Solectron Corporation on October 1, 2007, we assumed the Solectron Plan, including all outstanding options to purchase Solectron Corporation common stock with exercise prices equal to, or less than, $5.00 per share. Each assumed option was converted into an option to acquire our ordinary shares at the applicable exchange rate of 0.345. As a result, we assumed approximately 7.4 million vested and unvested options with exercise prices ranging from between $5.45 and $14.41 per ordinary share.

The SLR Plan was consolidated into the 2010 Plan in 2010. Options granted under the SLR Plan generally have an exercise price of not less than the fair value of the underlying ordinary shares on the date of grant. Such options generally vest over four years and generally expire either seven or ten years from the date of grant. Unvested options are forfeited upon termination of employment.

(7) Includes 3,869,105 ordinary shares issuable upon the vesting of restricted share unit awards granted under the 2002 Plan and the 2004 Plan. The remaining balance consists of ordinary shares issuable upon the exercise of outstanding stock options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 31, 2011, except as otherwise indicated, regarding the beneficial ownership of our ordinary shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address of each of the individuals named below is: c/o Flextronics International Ltd., No. 2 Changi South Lane, Singapore 486123.

Information in this table as to our directors, named executive officers and all directors and executive officers as a group is based upon information supplied by these individuals. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Ordinary shares subject to options that are currently exercisable or are exercisable within 60 days of March 31, 2011, and ordinary shares subject to restricted share unit awards that vest within 60 days of March 31, 2011 are deemed to be outstanding and to be beneficially owned by the person holding such awards for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

In the table below, percentage ownership is based on 756,993,938 ordinary shares outstanding as of March 31, 2011.

	Shares Beneficially Owned	
Name and Address of Beneficial Owner	Number of Shares	Percent
5% Shareholders:		
Capital Research Global Investors, a division of Capital Research and Management Company 333 South Hope Street, Los Angeles, CA 90071(1)	86,561,998	11.43%
Franklin Resources, Inc.(2) One Franklin Parkway, San Mateo, CA 94403	79,168,673	10.46%
PRIMECAP Management Company(3) 225 South Lake Ave., #400, Pasadena, CA 91101	43,313,054	5.72%
Prudential Financial, Inc.(4) 751 Broad Street, Newark, NJ 07102	40,674,220	5.37%

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
Jennison Associates LLC(5) 466 Lexington Avenue, New York, NY10017	40,671,178	5.37%
Entities associated with FMR LLC(6) 82 Devonshire Street, Boston, MA 02109	40,055,506	5.29%
Named Executive Officers and Directors:		
Michael M. McNamara(7)	10,772,803	1.42%
Paul Read(8)	1,356,039	*
Francois Barbier(9)	120,537	*
Michael J. Clarke(10)	757,499	*
Werner Widmann(11)	584,666	*
James A. Davidson(12)	151,293	*
H. Raymond Bingham(13)	136,343	*
Lip-Bu Tan(14)	105,459	*
Willy C. Shih(15)	72,949	*
Robert L. Edwards(16)	46,065	*
William D. Watkins(17)	42,940	*
Daniel H. Schulman(18)	41,899	*
All executive officers and directors as a group (14 persons)(19)	15,631,519	2.07%

* Less than 1%.

(1) Based on information supplied by Capital Research Global Investors, a division of Capital Research and Management Company, or CRMC, in an amended Schedule 13G filed with the SEC on February 11, 2011. As a result of CRMC acting as an investment adviser to various investment companies, Capital Research Global Investors is deemed to beneficially own all of these shares.

(2) Based on information supplied by Franklin Resources, Inc. in an amended Schedule 13G filed with the SEC on February 9, 2011. Templeton Global Advisors Limited is deemed to have sole voting power for 42,910,108 of these shares, sole dispositive power for 44,039,427 of these shares, shared voting power for 121,800 of these shares and shared dispositive power for 1,326,280 of these shares. Templeton Investment Counsel, LLC is deemed to have sole voting power for 19,056,611 of these shares, sole dispositive power for 19,068,351 of these shares and shared dispositive power for 75,940 of these shares. Franklin Templeton Investments Corp. is deemed to have sole voting and dispositive power for 7,024,600 of these shares and shared dispositive power for 352,570 of these shares. Franklin Templeton Investments Australia Limited is deemed to have sole voting power for 571,800 of these shares, sole dispositive power for 372,850 of these shares and shared dispositive power for 198,950 of these shares. Franklin Templeton Portfolio Advisors, Inc. is deemed to have sole voting and dispositive power for 825,258 of these shares. Franklin Templeton Investments (Asia) Limited is deemed to have sole voting power for 716,890 of these shares and sole dispositive power for 1,687,969 of these shares. Franklin Templeton Investment Management Limited is deemed to have sole voting power for 619,143 of these shares and sole dispositive power for 3,597,153 of these shares. Fiduciary Trust Company International is deemed to have sole voting power for 41,735 of these shares and sole dispositive power for 43,235 of these shares. Franklin Templeton Investments Japan Limited is deemed to have sole voting and dispositive power for 16,710 of these shares. Templeton Asset Management Ltd. is deemed to have sole voting power for 33,410 of these shares, sole dispositive power for 487,680 of these shares and shared voting and dispositive power for 51,700 of these shares. The securities are beneficially owned by investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc., including the investment management subsidiaries listed above.

(3) Based on information supplied by PRIMECAP Management Company in a Schedule 13G filed with the SEC on February 14, 2011. PRIMECAP Management Company has sole voting power over 22,686,854 of these shares and sole dispositive power over 43,313,054 of these shares.

(4) Based on information supplied by Prudential Financial, Inc. in a Schedule 13G filed with the SEC on February 8, 2011. Prudential Financial, Inc. has sole voting and dispositive power over 3,819,781 of these

shares, shared voting power over 3,042 of these shares and shared dispositive power over 36,854,439 of these shares.

(5) Based on information supplied by Jennison Associates LLC in a Schedule 13G filed with the SEC on February 11, 2011. Jennison Associates LLC, which is indirectly owned 100% by Prudential Financial, Inc., has the sole voting power over 39,534,011 of these shares and shares dispositive power over 40,671,178 of these shares.

(6) Based on information supplied by FMR LLC in an amended Schedule 13G filed with the SEC on February 14, 2011. FMR LLC and Edward C. Johnson 3d each have sole voting power over 217,400 of these shares and sole dispositive power over 40,055,506 of these shares.

(7) Includes 10,108,333 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011, and 150,000 shares subject to restricted share unit awards that vest within 60 days of March 31, 2011.

(8) Includes 1,316,039 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011, and 40,000 shares subject to restricted share unit awards that vest within 60 days of March 31, 2011.

(9) Includes 80,537 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011, and 40,000 shares subject to restricted share unit awards that vest within 60 days of March 31, 2011.

(10) Includes 737,499 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011, and 20,000 shares subject to restricted share unit awards that vest within 60 days of March 31, 2011.

(11) Includes 544,666 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011, and 40,000 shares subject to restricted share unit awards that vest within 60 days of March 31, 2011.

(12) Includes 45,740 shares held by the Davidson Living Trust of which Mr. Davidson is a trustee. Also includes 51,807 shares held by Silver Lake Technology Management, L.L.C. of which Mr. Davidson is Managing Director. Mr. Davidson disclaims beneficial ownership in the shares owned by Silver Lake Technology Management, L.L.C. except to the extent of his pecuniary interest arising from his interest therein. Also includes 21,622 shares held directly by Mr. Davidson, 94 shares held by the John Alexander Davidson 2000 Irrevocable Trust of which Mr. Davidson is a trustee and 32,030 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011. Mr. Davidson received these options in connection with his service as a member of our Board of Directors. Under Mr. Davidson's arrangements with respect to director compensation, these 32,030 shares issuable upon exercise of options are expected to be assigned by Mr. Davidson to Silver Lake Technology Management, L.L.C.

(13) Includes 32,030 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011.

(14) Includes 32,030 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011. Also includes 73,429 shares held by the Lip-Bu Tan and Ysa Loo, TTEE, of which Mr. Tan is a co-trustee. Of the shares held by trust, Mr. Tan shares voting and dispositive power over 73,429 of these shares and disclaims beneficial ownership of all of these shares.

(15) Includes 28,905 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011.

(16) Includes 16,145 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011.

(17) Includes 13,020 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011.

(18) Includes 11,979 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011.

(19) Includes 14,318,628 shares subject to options presently exercisable and options exercisable within 60 days of March 31, 2011, and 350,000 shares subject to restricted share unit awards that vest within 60 days of March 31, 2011.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review of Related Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related person transactions, our Board of Directors adopted a Statement of Policy with Respect to Related Person Transactions. The policy generally provides that the Nominating and Corporate Governance Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify, all related person transactions between us and any director, any nominee for director, any executive officer, any beneficial owners of more than 5% of our ordinary shares or any immediate family member of any of the foregoing individuals. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable Board committee, including, among other things, the following transactions:

- transactions involving less than $25,000 for any individual related person;
- compensation arrangements with directors and executive officers resulting solely from their service on the Board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation Committee; and
- indirect interests arising solely from a related person's service as a director and/or owning, together with all other related persons, directly or indirectly, less than a 10% beneficial ownership interest in a third party (other than a partnership) which has entered into or proposes to enter into a transaction with us.

We have various procedures in place to identify potential related person transactions, and the Nominating and Corporate Governance Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related Person Transactions is included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available along with a copy of the company's Code of Business Conduct and Ethics on the Corporate Governance page of our website at *www.flextronics.com.*

Transactions with Related Persons

Other than compensation agreements and other arrangements described under the sections entitled "***Executive Compensation***" beginning on page 50 of this joint proxy statement and "***Non-Management Directors' Compensation for Fiscal Year 2011***" beginning on page 12 of this joint proxy statement, during fiscal year 2011, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our ordinary shares to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements for the fiscal year ended March 31, 2011 were met, except that a Form 4 for Mr. Chris Collier was filed on February 17, 2011, reporting the exercise of stock options and the subsequent sale of shares received upon exercise of the options on February 14, 2011.

SHAREHOLDER PROPOSALS FOR THE 2012 ANNUAL GENERAL MEETING

Shareholder proposals submitted under SEC Rule 14a-8 and intended for inclusion in the proxy statement for our 2012 annual general meeting of shareholders must be received by us no later than February 16, 2012. Any such shareholder proposals must be mailed to our U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035, U.S.A., Attention: Chief Executive Officer. Any such shareholder proposals may be included in our proxy statement for the 2012 annual general meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable rules and regulations promulgated by the SEC. Shareholder proposals submitted outside the processes of SEC Rule 14a-8 are subject to the requirements of the Companies Act, as described in the following paragraph, and applicable rules and regulations promulgated by the SEC. The proxy designated by us will have discretionary authority to vote on any matter properly presented by a shareholder for consideration at the 2012 annual general meeting of shareholders unless notice of such proposal is received by the applicable deadlines prescribed by the Singapore Companies Act.

Under Section 183 of the Companies Act, registered shareholders representing at least 5% of the total outstanding voting rights or registered shareholders representing not fewer than 100 registered shareholders having an average paid up sum of at least S$500 each may, at their expense, requisition that we include and give notice of their proposal for the 2012 annual general meeting. Any such requisition must satisfy the requirements of Section 183 of the Singapore Companies Act, be signed by all the requisitionists and be deposited at our registered office in Singapore, No. 2 Changi South Lane, Singapore 486123, at least six weeks prior to the date of the 2012 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week prior to the date of the 2012 annual general meeting in the case of any other requisition.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Flextronics incorporates by reference the following sections of our Annual Report on Form 10-K for the fiscal year ended March 31, 2011:

- Item 8, "Financial Statements and Supplementary Data";
- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

SINGAPORE STATUTORY FINANCIAL STATEMENTS

Our Annual Report on Form 10-K for the fiscal year ended March 31, 2011, which was filed with the SEC on May 23, 2011, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2011. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Companies Act will be included with the annual report which will be delivered to our shareholders prior to the date of the 2011 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K, described above);
- supplementary financial statements (which reflect solely the company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Report; and
- the Independent Auditors' Report of Deloitte & Touche LLP, our Singapore statutory auditors for the fiscal year ended March 31, 2011.

OTHER MATTERS

Our management does not know of any matters to be presented at either the 2011 annual general meeting or the extraordinary general meeting other than those set forth herein and in the notices accompanying this joint proxy statement. If any other matters are properly presented for a vote at either the 2011 annual general meeting or the extraordinary general meeting, the applicable enclosed proxy confers discretionary authority to the individuals named as proxies to vote the shares represented by proxy, as to those matters.

It is important that your shares be represented at each of the 2011 annual general meeting and the extraordinary general meeting, regardless of the number of shares which you hold. **We urge you to promptly execute and return the accompanying proxy cards in the envelope which has been enclosed for your convenience.**

Shareholders who are present at each of the 2011 annual general meeting and the extraordinary general meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

We incorporate by reference information from the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2011, included in our Annual Report on Form 10-K and the sections entitled "Financial Statements and Supplementary Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk." Upon request, we will furnish without charge by first class mail or other equally prompt means within one business day of receipt of such request, to each person to whom a proxy statement is delivered a copy of our Annual Report on Form 10-K (not including exhibits). You may request a copy of such information, at no cost, by writing or telephoning us at our U.S. corporate offices at:

Flextronics International Ltd.
847 Gibraltar Dr.
Milpitas, California 95035 U.S.A.
Telephone: (408) 576-7722

By order of the Board of Directors,



Bernard Liew Jin Yang

Company Secretary

June 6, 2011
Singapore

Upon request, we will furnish without charge to each person to whom this joint proxy statement is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011. You may request a copy of this information at no cost, by writing or telephoning us at our U.S. corporate offices at:

Flextronics International Ltd.
847 Gibraltar Dr.
Milpitas, California 95035 U.S.A.
Telephone: (408) 576-7722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-23354

FLEXTRONICS INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

Singapore (State or other jurisdiction of incorporation or organization)	**Not Applicable** (I.R.S. Employer Identification No.)
2 Changi South Lane, Singapore (Address of registrant's principal executive offices)	**486123** (Zip Code)

Registrant's telephone number, including area code
(65) 6890 7188

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, No Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act—**NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of October 1, 2010, the aggregate market value of the Company's ordinary shares held by non-affiliates of the registrant was approximately $4.6 billion based upon the closing sale price as reported on the NASDAQ Stock Market LLC (NASDAQ Global Select Market).

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at May 13, 2011
Ordinary Shares, No Par Value	757,990,826

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts into Which Incorporated
Proxy Statement to be delivered to shareholders in connection with the Registrant's 2011 Annual General Meeting of Shareholders	Part III

Annual Report on Form 10-K

TABLE OF CONTENTS

PART I
FORWARD-LOOKING STATEMENTS

Unless otherwise specifically stated, references in this report to "Flextronics," "the Company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Except for historical information contained herein, certain matters included in this annual report on Form 10-K are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this annual report. These forward-looking statements are contained principally under Item 1, "Business," and under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

ITEM 1. *BUSINESS*

OVERVIEW

We are a leading global provider of vertically-integrated advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the following markets:

- Infrastructure, which includes data networking, telecom infrastructure, such as base stations based on multiple technologies including GSM, CDMA, and LTE, core routers and switches, optical and optical network terminal equipment, communications and smart grid equipment, video teleconferencing equipment, and connected home products, such as wireless routers, set-top boxes, femtocells, and DSL/cable modems;
- Mobile communication devices, which includes handsets operating on a number of different platforms such as GSM, CDMA, TDMA and WCDMA;
- Computing, which includes products such as all-in-one PC desktops, notebook and netbook computers, tablets, enterprise storage devices and servers;
- Consumer digital devices, which includes products such as home entertainment equipment, game consoles, game peripherals, printers, copiers and cameras;
- Industrial, Semiconductor Capital Equipment, Clean Technology, Aerospace and Defense, and White Goods, which includes products such as home appliances, industrial meters, in-flight entertainment, robotics, bar code readers, self-service kiosks, solar and wind energy market equipment and test equipment;
- Automotive and Marine, which includes products such as navigation instruments, radar components, electric vehicles, and instrument panel and radio components; and
- Medical devices, which includes products such as drug delivery, diagnostic, telemedicine, medical equipment and disposable medical devices.

We are one of the world's largest EMS providers, with revenue of $28.7 billion in fiscal year 2011. As of March 31, 2011, our total manufacturing capacity was approximately 25.1 million square feet. We design, build, ship and service electronics products for our customers through a network of facilities in 30 countries across four continents. In fiscal year 2011, our sales in Asia, the Americas and Europe represented 52%, 29% and 19% of our total net sales, respectively, based on the location of the manufacturing site. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the outsourcing needs of both multinational and regional OEMs.

Our portfolio of customers consists of many of the technology industry's leaders, including Alcatel-Lucent, Applied Materials, Cisco Systems, Dell, Ericsson, Hewlett-Packard, Huawei, Johnson and Johnson, Lenovo, Microsoft, Research in Motion and Xerox.

We are a globally-recognized leading provider of end-to-end, vertically-integrated global supply chain services through which we design, build, ship and service a complete packaged product for our customers worldwide. These vertically-integrated services increase customer competitiveness by delivering improved product quality, leading manufacturability, improved performance, faster time-to-market and reduced costs. Our OEM customers leverage our services to meet their requirements throughout their products' entire life cycles. The services we offer across all the markets we serve include:

- Design and Engineering Services;
- Original Design Manufacturing ("ODM") Services;
- Components Design and Manufacturing;
- Systems Assembly and Manufacturing;
- Printed Circuit Board and Flexible Circuit Fabrication;
- Logistics; and
- After Sales Services.

We believe that the combination of our extensive design and engineering services, significant scale and global presence, vertically-integrated end-to-end services, advanced supply chain management, industrial parks in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational and regional OEMs. Through these services and facilities, we offer our OEM customers the ability to simplify their global product development, their manufacturing process, and their after sales services; and enable them to achieve meaningful time to market and cost savings.

Our business has been subject to seasonality primarily due to our mobile devices market and our consumer devices market, which historically exhibit particular strength toward the end of the calendar year in connection with the holiday season.

INDUSTRY OVERVIEW

Historically, the EMS industry experienced significant change and growth as an increasing number of companies elected to outsource some or all of their design, manufacturing, and distribution requirements. We have seen an increase in penetration of global OEM manufacturing requirements since the 2001-2002 technology downturn as more and more OEMs pursued the benefits of outsourcing rather than internal manufacturing. Due to the global economic crisis, which began in late calendar year 2007 and continued through the end of our fiscal year 2010, many of our OEM customers reduced their manufacturing and supply chain outsourcing which negatively impacted our business. Beginning in the second half of our fiscal year 2010, we began seeing some positive signs that demand for our OEM customers' end products was improving, and this trend continued through the end of our 2011 fiscal year. We believe the EMS industry is firmly recovering from the last macroeconomic downturn and growth of the overall EMS industry for calendar 2010 is estimated to have been greater than 20%. We are currently analyzing the impacts on our industry related to the recent Japan earthquake and tsunami as many large suppliers of semiconductors and other electronic components are based in Japan.

We believe the total available market for outsourcing electronics manufacturing services continues to offer opportunities for growth with current penetration rates estimated to be less than 25%. The intensely competitive nature of the electronics industry, the continually increasing complexity and sophistication of electronics products, pressure on OEMs to reduce product costs, and shorter product life cycles encourage OEMs to utilize broad service EMS providers as part of their business and manufacturing strategies. Utilizing EMS providers allows OEMs to take advantage of the global design, manufacturing and supply chain management expertise of

EMS providers, and enables OEMs to concentrate on product research, development, marketing and sales. We believe that OEMs realize the following benefits through their strategic relationships with EMS providers:

- Reduced production costs;
- Reduced design and development costs and lead time;
- Accelerated time-to-market and time-to-volume production;
- Reduced capital investment requirements and fixed costs;
- Improved inventory management and purchasing power;
- Access to worldwide design, engineering, manufacturing, and after-market service capabilities; and
- Ability to focus on core branding and R&D initiatives.

We believe that growth in the EMS industry will be driven largely by the needs of OEMs to respond to rapidly changing markets and technologies and to reduce product costs. Additionally, we believe that there are significant opportunities for EMS providers to win additional business from OEMs in certain markets or industry segments that have yet to substantially utilize EMS providers.

SERVICE OFFERINGS

We offer a broad range of customer-tailored, vertically-integrated services to OEMs. We believe that Flextronics has the broadest worldwide capabilities in the EMS industry, from design resources to end-to-end, vertically-integrated, global supply chain services. We believe a key competitive advantage is our ability to provide more value and innovation to our customers because we offer both global economies of scale in procurement, manufacturing, and after-market services, as well as market-focused expertise and capabilities in design, engineering and ODM services. As a result of our focus on specific markets, we believe we are able to better understand complex market dynamics and anticipate trends that impact our OEM customers' businesses, and can help improve our OEM customers' market positioning by effectively adjusting product plans and roadmaps to deliver low-cost, high quality products and meet their time-to-market requirements. Our vertically-integrated services allow us to design, build, ship and service a complete packaged product to our OEM customers. These services include:

Design and Engineering Services. We offer a comprehensive range of value-added design and engineering services that are tailored to the various markets and needs of our customers. These services can be delivered by three primary business models:

- Contract Design Services, where the customer purchases engineering and development services on a time and materials basis;
- Joint Development Manufacturing services, where Flextronics's engineering and development teams work jointly with our customers' teams to ensure product development integrity, seamless manufacturing handoffs, and faster time to market; and
- Original Design and Manufacturing services, where the customer purchases a product that we design, develop and manufacture. ODM products are then sold by our OEM customers under the OEMs' brand names. We have provided ODM services in various markets including Computing, Industrial, Automotive, Medical, and Infrastructure and Power Supplies.

Our design and engineering services are provided by our global, market-based engineering teams and cover a broad range of technical competencies:

- System Architecture, User Interface and Industrial Design. We help our customers design and develop innovative and cost-effective products that address the needs of the user and the market. These services include product definition, analysis and optimization of performance and functional requirements, 2-D sketch level drawings, 3-D mock-ups and proofs of concept, interaction and interface models, detailed hard models and product packaging.
- Mechanical Engineering, Technology, Enclosure Systems, Thermal and Tooling Design. We offer detailed mechanical, structural, and thermal design solutions for enclosures that encompass a wide range of plastic, metal and other material technologies. These capabilities and technologies are increasingly

important to our customers' product differentiation goals and are increasingly required to be successful in today's competitive marketplace. Additionally, we provide design and development services for prototype and production tooling equipment used in manufacturing.

- *Electronic System Design.* We provide complete electrical and hardware design for products ranging in size from small handheld consumer devices to large high-speed, carrier-grade, telecommunications equipment, which includes embedded microprocessor, memory, digital signal processing design, high-speed digital interfaces, analog circuit design, power management solutions, wired and wireless communication protocols, display imaging, audio/video, and radio frequency system and antenna design.

- *Reliability and Failure Analysis.* We provide comprehensive design for manufacturing, test, and reliability services using robust tools and databases that have been developed internally. These services are important in achieving our customer's time to revenue goals and leveraging our core manufacturing competencies.

- *Component Level Development Engineering.* We have developed substantial engineering competencies for product development and lifecycle management in support of various component technologies. These components also form a key part of our vertical integration strategy and currently include power supplies and power solutions, LCD and Touch Interface Modules, Camera Modules, and Printed Circuit Board and Interconnection Technologies, both rigid and flexible.

Systems Assembly and Manufacturing. Our assembly and manufacturing operations, which generate the majority of our revenues, include printed circuit board assembly and assembly of systems and subsystems that incorporate printed circuit boards and complex electromechanical components. We often assemble electronics products with our proprietary printed circuit boards and custom electronic enclosures on either a build-to-order or configure-to-order basis. In these operations, we employ just-in-time, ship-to-stock and ship-to-line programs, continuous flow manufacturing, demand flow processes, and statistical process controls. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience and expertise in innovative miniaturization, packaging and interconnect technologies, enables us to offer a variety of advanced manufacturing solutions. We support a wide range of product demand profiles, from low-volume, high-complexity programs to high-volume production. Continuous focus on lean manufacturing allows us to increase our efficiency and flexibility to meet our customers dynamic requirements. Our systems assembly and manufacturing expertise includes the following:

- *Enclosures.* We offer a comprehensive set of custom electronics enclosures and related products and services worldwide. Our services include the design, manufacture and integration of electronics packaging systems, including custom enclosure systems, power and thermal subsystems, interconnect subsystems, cabling and cases. In addition to standard sheet metal and plastic fabrication services, we assist in the design of electronics packaging systems that protect sensitive electronics and enhance functionality. Our enclosure design services focus on functionality, manufacturability and testing. These services are integrated with our other assembly and manufacturing services to provide our customers with overall improved supply chain management.

- *Testing Services.* We also offer computer-aided testing services for assembled printed circuit boards, systems and subsystems. These services significantly improve our ability to deliver high-quality products on a consistent basis. Our test services include management defect analysis, in-circuit testing and functional testing as well as environmental stress tests of board and system assemblies. We offer design for test, design for manufacturing and design for environment services to our customers to jointly improve customer product design and manufacturing.

- *Materials Procurement and Inventory Management.* Our manufacturing and assembly operations capitalize on our materials inventory management expertise and volume procurement capabilities. As a result, we believe that we are able to achieve highly competitive cost reductions and reduce total manufacturing cycle time for our OEM customers. Materials procurement and management consist of the planning, purchasing, expediting and warehousing of components and materials used in the manufacturing process. In addition, our strategy includes having third-party suppliers of custom components located in our industrial parks to reduce material and transportation costs, simplify logistics and facilitate inventory management. We also use a sophisticated automated manufacturing resources planning system and enhanced electronic data interchange capabilities to ensure inventory control and optimization. Through our manufacturing resources planning system, we have real-time visibility of material availability and are able to track the work in process. We utilize electronic data interchange with our customers and suppliers to implement a variety of supply chain management programs. Electronic data interchange allows customers to share demand and product forecasts and deliver purchase orders and assists suppliers with satisfying just-in-time delivery and supplier-managed inventory requirements. This also enables us to implement vendor managed inventory solutions to increase flexibility and reduce overall capital allocation in the supply chain. We procure a wide assortment of materials, including electronic components, plastics and metals. There are a number of sources for these materials, including from customers for whom we are providing systems assembly and manufacturing services. On some occasions, there have been shortages in certain electronic components, most recently with regard to connectors, capacitors, LCD panels and memory (both DRAM and Flash). However, such shortages have not had a material impact on our operating results for all periods presented. We continue to monitor the effects on our industry of the recent earthquake and tsunami in Japan, as a large number of supplier to the global market for semiconductors and other electronic components are located in Japan and the disaster may therefore result in disruptions to our supply chain. See "Risk Factors—We may be adversely affected by shortages of required electronic components."

Component businesses. The Company offers a variety of component product solutions including:

- *Rigid and flexible Printed Circuit Board ("PCB") Fabrication.* Printed circuit boards are platforms composed of laminated materials that provide the interconnection for integrated circuits, passive and other electronic components and thus are at the heart of most every electrical system. They are formed out of multi-layered epoxy resin and glass cloth systems with very fine traces and spaces and plated holes (called vias), which interconnect the different layers to an extreme dense circuitry network that carries the integrated circuits and electrical signals. As semiconductor designs become more and more complex and signal speeds increase, there is an increasing demand on printed circuit board integration density requiring higher layer counts, finer lines and spacings, smaller vias (microvias) and base materials with electrically very low loss characteristics. The manufacturing of these complex multilayer interconnect products often requires the use of sophisticated circuit interconnections between layers, and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds and impedances. The global demand for wireless devices and the complexity of wireless products are driving the demand for more flexible printed circuits. Flexible circuit boards facilitate a reduction in the weight of a finished electronic product and allow the designer to use the third dimension in designing new products or product features. Flexible circuits have become a very attractive design alternative for many new and emerging application spaces such as automotive rear LED lightning, tablet computers, camera modules and miniaturized radio frequency identification tags or smart cards. We are an industry leader in high-density interconnect with the Every Layer Inter Connect (ELIC) technology, which is used in cell phone designs, and multilayer constructions which are used in advanced routers, computers, communication equipment, and flexible printed circuit boards and flexible printed circuit board assemblies. Multek manufactures printed circuit boards on a low-volume, quick-turn basis, as well as on a high-volume production basis. We provide quick-turn prototype services that allow us to provide small test quantities to meet the needs of customers' product development groups in as little as 48 hours. Our extensive range of services enables us to respond to our customers' demands for an accelerated transition from prototype to volume production. Multek offers a one stop solution from design to manufacturing of PCB, flexible circuits and rigid flex circuits and sub-assemblies. We have printed circuit board service capabilities in North America, South America, Europe and Asia, and flexible circuit fabrication service capabilities in North America and Asia.

- *Display & Touch Solutions.* Our Display group is a customer-driven organization focused on designing and manufacturing "Display and Touch-Sensor" products for our OEM customers. Our display platforms are based on two technologies. The first employs liquid crystal material sandwiched between two layers of glass to polarize light and provide a backlight system and color via a filter. The second technology, named bi-stable display technology, is based on E-Ink material. Our touch sensor solutions use projected capacitive technology, on both glass and film substrates to deliver single and multi-touch sensing. Display requirements are becoming more and more complex due to market demands for lighter, thinner product, and higher performance requirements, including brightness, more efficient power consumption,

Annual Report

viewing angle, greater density of pixel per area, range of operating temperature, lower cost and smaller width for non-active borders as well as long life time support for specific markets. With our advanced design and manufacturing capabilities, we are a market leader in satisfying these requirements. We can support small and medium size form factors, provide high-end and highly customized displays and have developed strategic partnerships with critical supply chain companies.

- *Optomechatronics (Camera Modules).* Our Optomechatronics group designs and manufactures products that combine optical, mechanical and electrical subsystems such as miniaturized camera modules for mobile phone and other portable imaging applications. Our capabilities include system engineering, lens and optical system design and manufacturing, and ultra-compact semiconductor packaging. We actively develop and invest in key technologies for next generation products such as micro electro mechanical systems for autofocus drive and actuation applications. Building on our success in the mobile camera module space, we are actively developing new product designs in adjacent imaging markets including, gesturing, proximity detection and visual communication.
- *Power Supplies.* We have a full service power supply business ("Flex Power") specializing in high efficiency and high density power supplies ranging from 1 to 3,000 watts. The product portfolio spans the mobile phone, printer, mobile desktop, tablet, notebook and netbook markets along with the server and storage markets. The products are fully compliant with Climate Saver and Energy Star industry requirements that drive efficiency specifications in the industry. Customers typically engage with Flex Power due to our technological innovation, which brings about competitive pricing and smaller physical size coupled with our unique platform development approach, which accelerate a product's time to market.

Logistics. Flextronics Global Services is a provider of after market supply chain logistics services. Our comprehensive suite of services serve customers operating in the computing, consumer digital, infrastructure, industrial, mobile and medical markets. Our expansive global infrastructure consists of 20 sites and more than 12,000 employees strategically located throughout the Americas, Europe and Asia. By leveraging our operational infrastructure, supply chain network, and IT systems, we have the capability of offering globally consistent logistics solutions for our customers' brands. By linking the flow of information from the supply chains, we create supply chain efficiencies delivering value to our customers. We provide multiple logistics solutions including supplier managed inventory, inbound freight management, product postponement, build/configure to order, order fulfillment and distribution, and supply chain network design.

Reverse Logistics & Repair Services. We offer a suite of integrated reverse logistics and repair solutions that are operated on globally consistent processes, which help our customers protect their brand loyalty in the marketplace by improving turnaround times and end-customer satisfaction levels. Our objective is to maintain maximum asset value retention of our customers' products throughout their product life cycle while simultaneously minimizing non-value repair inventory levels and handling in the supply chain. With our suite of end-to-end solutions, we can effectively manage our customers' reverse logistics requirements while also providing critical feedback of data to their supply chain constituents while delivering continuous improvement and efficiencies for both existing and new generation products. Our reverse logistics and repair solutions include returns management, exchange programs, complex repair, asset recovery, recycling and e-waste management. We provide repair expertise to multiple product lines such as consumer and midrange products, printers, PDA's, mobile phones, consumer medical devices, notebooks, PC's, set-top boxes, game consoles and highly complex infrastructure products. With our service parts logistics business, we manage all of the logistics and restocking processes essential to the efficient operation of repair and refurbishment services.

STRATEGY

At our core, we are a world-class global operations company. Our strategy is to maintain our leadership in operations and to build on these capabilities through extended offerings in high-growth sectors.

Talent. To maintain our competitiveness and world-class capabilities, we are renewing our focus on hiring and retaining the world's best talent. We have taken steps to attract the best functional and operational leaders and accelerated efforts at developing the future leaders of the company.

Customer-Focus. We believe that serving aspiring leaders in dynamic industries pushes the development of our core skills and results in superior growth and profitability. Our customers come first, and we have a relentless focus on delivering distinctive products and services in a cost-effective manner with fast time-to-market.

Market-Focus. We apply a rigorous approach to managing our portfolio of opportunities by focusing on companies and industries that value our superior capabilities in design, manufacturing and service and that are leaders in their industry. We are focusing our energy and efforts into high-growth markets where we have distinctive competence and a compelling value proposition. Examples include our investments in clean-tech, healthcare, infrastructure, automotive, services and investments in a number of enabling components technologies. Our market focused approach to managing our business increases our customers' competitiveness by leveraging our global resources and responsiveness to changes in market dynamics.

Global Operations Capabilities. We continue to invest in maintaining the leadership of our world-class manufacturing and services capabilities. We constantly push the state of the art in manufacturing technology, process development and operations management. We believe these skills represent a significant competitive advantage well beyond labor arbitrage. We continue to capitalize on our industrial park concept, where we co-locate our manufacturing, design, and service resources in low cost regions, to provide a competitive advantage by minimizing logistics, manufacturing costs and cycle times while increasing flexibility and responsiveness. Our ability to cost effectively manage a massive worldwide system, is itself a major competitive advantage.

Extended Value Propositions. We continue to extend our distinctiveness in manufacturing into new value propositions that leverage our core capabilities. We opportunistically invest in new vertically integrated capabilities and services to provide our customers with a broader value add suite of services and solutions to meet their product and market requirements. We continue to develop manufacturing process technologies that reduce cost and improve product performance.

COMPETITIVE STRENGTHS

We continue to enhance our business through the development and broadening of our product and service offerings. Our focus is to be a flexible organization with repeatable execution, that adapts to macroeconomic changes, and creates value which increases our customers' competitiveness. We have concentrated our strategy on market-focused expertise, capabilities, services and our vertically-integrated, global supply chain services. We believe that the following capabilities differentiate us from our competitors and enable us to better serve our customers' requirements:

Geographic, Customer and End Market Diversification. We believe that we have created a well-diversified and balanced company. We have diversified our business across multiple end markets, significantly expanding our available market. The world is undergoing change and macroeconomic disruptions that has led to demand shifts and realignments. We believe that we are well positioned through our market diversification to grow in excess of the industry average and successfully navigate through difficult economic climates. Our broad geographic footprint and experience with multiple types and complexity levels of products provide us a significant competitive advantage. We continually look for new ways to diversify our offering within each market segment.

Significant Scale and Global Integrated System. We believe that scale is a significant competitive advantage, as our customers' solutions increasingly require cost structures and capabilities that can only be achieved through size and global reach. We are a leader in global procurement, purchasing approximately $23.5 billion of materials during our fiscal year ended March 31, 2011. As a result, we are able to use our worldwide supplier relationships to achieve advantageous pricing and supply chain flexibility for our OEM customers.

We have established an extensive, integrated network of design, manufacturing and logistics facilities in the world's major electronics markets to serve the outsourcing needs of both multinational and regional OEMs. Our extensive global network of facilities in 30 countries with approximately 176,000 employees gives us the ability to increase the competitiveness of our customers by simplifying their global product development processes while also delivering improved product quality with improved performance and accelerated time to market. Operating and executing this complex worldwide solutions system is a competitive advantage.

Extensive Design and Engineering Capabilities. We have an industry leading global design service offering with extensive product design engineering resources that provide global design services, products, and solutions to satisfy a wide array of customer requirements across all of our key markets. We combine our design and manufacturing services to provide end-to-end customized solutions that include services from design layout, through product industrialization and product development, including the manufacture of vertically-integrated components (such as camera modules) and complete products (such as cellular phones), which are then sold by our OEM customers under the OEMs' brand names.

Vertically-Integrated End-to-End Solution. We offer a comprehensive range of worldwide supply chain services that simplify and improve the global product development process and provide meaningful time and cost savings to our OEM customers. Our broad based, vertically-integrated, end-to-end services enable us to cost effectively design, build, ship and service a complete packaged product. We believe that our vertically-integrated capabilities also help our customers improve product quality, manufacturability and performance, and reduce costs. We have expanded and enhanced our vertically-integrated service offering by adding capabilities in machining, flexible printed circuit boards, and power supplies, as well as by introducing new vertically-integrated capabilities in areas such as solar equipment, large format stamping and chargers.

Industrial Parks; Low-Cost Manufacturing Services. We have developed self-contained campuses that co-locate our manufacturing and logistics operations with our suppliers at a single, low-cost location. These industrial parks enhance our total supply chain management, while providing a low-cost, multi-technology solution for our customers. This approach increases the competitiveness of our customers by reducing logistical barriers and costs, improving communications, increasing flexibility, lowering transportation costs and reducing turnaround times. We have strategically established our large industrial parks in Brazil, China, Hungary, India, Malaysia, Mexico and Poland.

In addition, we have other regional manufacturing operations situated in low-cost regions of the world to provide our customers with a wide array of manufacturing solutions and low manufacturing costs. As of March 31, 2011, approximately 74% of our manufacturing capacity was located in low-cost locations, such as Brazil, China, Hungary, India, Indonesia, Malaysia, Mexico, Romania, Singapore, Slovakia and Ukraine. We believe we are a global industry leader in low-cost production capabilities.

Long-Standing Customer Relationships. We believe that maintaining our long-term relationships with key customers is a critical requirement for maintaining our market position, growth and profitability. We believe that our ability to maintain and grow these customer relationships results from our ability to continuously create value that increases our customers' competitiveness. We achieve this through our broad range of vertically-integrated service offerings and solutions, and our market-focused approach, which allows us to provide innovative thinking to all of the manufacturing and related services that we provide to our customers. We continue to receive numerous service and quality awards that further validate the success of these programs.

CUSTOMERS

Our customers include many of the world's leading technology companies. We have focused on establishing long-term relationships with our customers and have been successful in expanding our relationships to incorporate additional product lines and services. In fiscal year 2011, our ten largest customers accounted for approximately 52% of net sales. Our largest customer during fiscal year 2011 was Research in Motion, which accounted for more than 10% of net sales. No other customer accounted for more than 10% of net sales in fiscal year 2011.

The following table lists in alphabetical order a representative sample of our largest customers in fiscal year 2011 and the products of those customers for which we provide EMS services:

Customer	End Products
Alcatel-Lucent	Business telecommunications systems and core routers and switches
Cisco	Wireless and enterprise telecommunications infrastructure
Dell	Desktop and notebook computers and servers
Ericsson	Business telecommunications systems and GSM infrastructure
Hewlett-Packard	Notebook and netbook computers, inkjet printers and storage devices

Customer	End Products
Huawei	Wireless and enterprise telecommunications infrastructure and mobile phones
Lenovo	All-in-one desktop, desktop and notebook computers
Microsoft	Computer peripherals and consumer electronics gaming products
Research in Motion	Smartphones and other mobile communication devices
Xerox	Office equipment and components

BACKLOG

Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. In addition, OEM customers may reschedule or cancel firm orders based upon contractual arrangements. Therefore, we do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales.

COMPETITION

The EMS market is extremely competitive and includes many companies, several of which have achieved substantial market share. We compete against numerous domestic and foreign EMS providers, as well as our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. We face particular competition from Asian based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production.

We compete with different companies depending on the type of service we are providing or the geographic area in which an activity takes place. We believe that the principal competitive factors in the EMS market are: quality and range of services; design and technological capabilities; cost; location of facilities; responsiveness and flexibility.

SOCIAL RESPONSIBILITY

Our corporate social responsibility practices focus on global human rights, global environmental conditions, business ethics, and the health and safety of all stakeholders. We do this with controlled business processes, thus ensuring that our business is conducted in a manner that goes beyond compliance alone. We operate programs, including compliance audits and compliance capability building programs, that focus on driving continuous improvements in social, ethical, and environmental compliance throughout all of our global operating units in accordance with our Code of Conduct. As a guide to achieve this end, Flextronics looks at principles, policies, and standards as prescribed by the Electronics Industry Citizenship Coalition ("EICC"), a worldwide association of electronics companies committed to promoting an industry code of conduct for global electronics supply chains to improve working and environmental conditions. Flextronics is a founding member of the EICC coalition.

Being a good corporate citizen does not mean that we should merely conform to the standards. We extend beyond meeting responsibilities by offering a wide range of programs and initiatives that engage our internal and external communities. At the heart of this endeavor lies our pragmatic goal of creating a difference to the people in the community in which we operate. We intend to continue to invest in these global communities through grant-making, financial contributions, volunteer work, support programs and by donating resources.

EMPLOYEES

As of March 31, 2011, our global workforce totaled approximately 176,000 employees. In certain international locations, our employees are represented by labor unions and by work councils. We have never experienced a significant work stoppage or strike, and we believe that our employee relations are good.

Our success depends to a large extent upon the continued services of key managerial and technical employees. The loss of such personnel could seriously harm our business, results of operations and business prospects. To date, we have not experienced significant difficulties in attracting or retaining such personnel.

ENVIRONMENTAL REGULATION

Our operations are regulated under various federal, state, local and international laws governing the environment, including laws governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We have infrastructure in place to ensure that our operations are in compliance with all applicable environmental regulations. We do not believe that costs of compliance with these laws and regulations will have a material adverse effect on our capital expenditures, operating results, or competitive position. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third-party sites. We engage environmental consulting firms to assist us in the evaluation of environmental liabilities of our ongoing operations, historical disposal activities and closed sites in order to establish appropriate accruals in our financial statements. We determine the amount of our accruals for environmental matters by analyzing and estimating the range of possible costs in light of information currently available. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by us at our operating facilities, or a determination that we are potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated to be required for such matters. While no material exposures have been identified to date that we are aware of, there can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. For example, the electronics industry became subject to the European Union's Restrictions on Hazardous Substances ("RoHS"), Waste Electrical and Electronic Equipment ("WEEE") directives, the regulation EC 1907/2006 EU Directive REACH (Registration, Evaluation, Authorization, and restriction of Chemicals), and China RoHS entitled, Management Methods for Controlling Pollution for Electronic Information Products ("EIPs"). Similar legislation has been or may be enacted in other jurisdictions, including in the United States. Our business requires close collaboration with our customers and suppliers to mitigate risk of non-compliance. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as the regulations. These programs vary from collecting compliance data from our Flextronics owned suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. RoHS and other similar legislation bans or restricts the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. In the case of WEEE, although the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations.

INTELLECTUAL PROPERTY

We own or license various United States and foreign patents relating to a variety of technologies. For certain of our proprietary processes, we rely on trade secret protection. We also have registered our corporate name and several other trademarks and service marks that we use in our business in the United States and other countries throughout the world. As of March 31, 2011 and 2010, the carrying value of our intellectual property was not material.

Although we believe that our intellectual property assets and licenses are sufficient for the operation of our business as we currently conduct it, from time to time third parties do assert patent infringement claims against us or our customers. In addition, we are increasingly providing design and engineering services to our customers and designing and making our own products. As a consequence of these activities, our customers are requiring us to take responsibility for intellectual property to a greater extent than in our manufacturing and assembly businesses. If and when third parties make assertions regarding the ownership or right to use intellectual property, we could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights might not be available to us on commercially acceptable terms, if at all, and any such litigation might not be resolved in our favor. Additionally, litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome. We also could be required to incur substantial costs to redesign a product or re-perform design services.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Refer to Note 13, "Segment Reporting," to our Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" for financial information about our geographic areas.

ADDITIONAL INFORMATION

Our Internet address is http://www.flextronics.com. We make available through our Internet website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

We were incorporated in the Republic of Singapore in May 1990. Our principal corporate office is located at 2 Changi South Lane, Singapore 486123. Our U.S. corporate headquarters is located at 847 Gibraltar Drive, Milpitas, CA, 95035.

ITEM 1A. *RISK FACTORS*

We depend on industries that continually produce technologically advanced products with short life cycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

We derive our revenues from customers in the following product areas:

- Infrastructure, which includes data networking, telecom infrastructure, such as base stations based on multiple technologies including GSM, CDMA, and LTE, core routers and switches, optical and optical network terminal equipment, communications and smart grid equipment, video teleconferencing equipment, and connected home products, such as wireless routers, set-top boxes, femtocells and DSL/cable modems;
- Mobile communication devices, which includes handsets operating on a number of different platforms such as GSM, CDMA, TDMA and WCDMA;
- Computing, which includes products such as all-in-one PC desktops, notebook and netbook computers, tablets, enterprise storage devices and servers;
- Consumer digital devices, which includes products such as home entertainment equipment, game consoles, game peripherals, printers, copiers and cameras;
- Industrial, Semiconductor Capital Equipment, Clean Technology, Aerospace and Defense, and White Goods, which includes products such as home appliances, industrial meters, in-flight entertainment, robotics, bar code readers, self-service kiosks, solar and wind energy market equipment and test equipment;
- Automotive and Marine, which includes products such as navigation instruments, radar components, electric vehicles, and instrument panel and radio components; and
- Medical devices, which includes products such as drug delivery, diagnostic, telemedicine, medical equipment and disposable medical devices.

Factors affecting any of these industries in general, or our customers in particular, could adversely impact us. These factors include:

- rapid changes in technology, evolving industry standards and requirements for continuous improvement in products and services result in short product life cycles;
- demand for our customers' products may be seasonal;
- our customers may fail to successfully market their products, and our customers' products may fail to gain widespread commercial acceptance;
- our customers may experience dramatic market share shifts in demand which may cause them to exit the business; and
- there may be recessionary periods in our customers' markets, such as the recent global economic downturn.

Our customers may cancel their orders, change production quantities or locations, or delay production, and the inherent difficulties involved in responding to these demands could harm our business.

As a provider of electronics design and manufacturing services and components, we must provide increasingly rapid product turnaround time for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders which may be less than the lead time we require to procure necessary components and materials.

Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufacture and deliver for these customers, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and by lowering our asset utilization resulting in lower gross margins. Additionally, current and prospective customers continuously evaluate our capabilities against other providers as well as against the merits of manufacturing products themselves. Our business would be adversely affected if OEMs decide to perform these functions internally or transfer the business to another provider.

The short-term nature of our customers' commitments and the rapid changes in demand for their products reduces our ability to accurately estimate the future requirements of our customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In that regard, we must make significant decisions, including determining the levels of business that we will seek and accept, setting production schedules, making component procurement commitments, and allocating personnel and other resources, based on our estimates of our customers' requirements.

On occasion, customers require rapid increases in production or require that manufacturing of their products be transitioned from one facility to another to achieve cost or other objectives. These demands stress our resources and reduce our margins. We may not have sufficient capacity at any given time to meet our customers' demands, and transfers from one facility to another can result in inefficiencies and costs due to excess capacity in one facility and corresponding capacity constraints at another. Due to many of our costs and operating expenses being relatively fixed, customer order fluctuations, deferrals and transfers of demand from one facility to another, as described above, have had a material adverse effect on our operating results in the past and we may experience such effects in the future.

Our industry is extremely competitive; if we are not able to continue to provide competitive services, we may lose business.

We compete with a number of different companies, depending on the type of service we provide or the location of our operations. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus, and ODMs with respect to some of the services that we provide. We also compete with our current and prospective customers, who evaluate our capabilities in light of their own capabilities and cost structures. Our industry is extremely competitive, many of our competitors have achieved substantial market share and some may have lower cost structures or greater design, manufacturing, financial or other resources than we do. We face particular competition from Asian based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

The majority of our sales come from a small number of customers and a decline in sales to any of these customers could adversely affect our business.

Sales to our ten largest customers represent a significant percentage of our net sales. Our ten largest customers accounted for approximately 52%, 47% and 50% of net sales in fiscal years 2011, 2010 and 2009, respectively. Our largest customer during fiscal 2011 was Research In Motion, which accounted for more than 10% of net sales. No other customer accounted for more than 10% of net sales in fiscal year 2011. Our largest customer during fiscal year 2010 was Hewlett Packard and our largest customer during fiscal year 2009 was Sony-Ericsson, each of which accounted for more than 10% of net sales in the respective fiscal year. No other customer accounted for more than 10% of net sales in fiscal years 2010 or 2009. Our principal customers have varied from year to year. These customers may experience dramatic declines in their market shares or competitive position, due to economic or other forces, that may cause them to reduce their purchases from us or, in some cases, result in the termination of their relationship with us. Significant reductions in sales to any of these customers, or the loss of major customers, would materially harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

Our components business is dependent on our ability to quickly launch world-class components products, and our investment in development, together with start-up and integration costs necessary to achieve quick launches of world-class components products, may adversely affect our margins and profitability.

Our components business, which includes rigid and flexible printed circuit board fabrication, camera modules, power supplies and display and touch design manufacturing, is part of our strategy to improve our competitive position and to grow our future margins, profitability and shareholder returns by expanding our vertical-integration capabilities. The success of our components business is dependent on our ability to design and introduce world-class components that have performance characteristics which are suitable for a broad market and that offer significant price and/or performance advantages over competitive products.

To create these world class components offerings, we must continue to make substantial investments in the development of our components capabilities, in resources such as research and development, technology licensing, test and tooling equipment, facility expansions and personnel requirements. We may not be able to achieve or maintain market acceptance for any of our components offerings in any of our current or target markets. The success of our components business will also depend upon the level of market acceptance of our customers' end products, which incorporate our components, and over which we have no control.

In addition, OEMs often require unique configurations or custom designs which must be developed and integrated in the OEM's product well before the product is launched by the OEM. Thus, there is often substantial lead time between the commencement of design efforts for a customized component and the commencement of volume shipments of the component to the OEM. As a result, we may make substantial investments in the development and customization of products for our customers and no revenue may be generated from these efforts if our customers do not accept the customized component. Even if our customers accept the customized component, if our customers do not purchase anticipated levels of products, we may not realize any profits.

Our achievement of anticipated levels of profitability in our components business is also dependent on our ability to achieve efficiencies in our manufacturing as well as to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers. As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability in our components business.

We may be adversely affected by shortages of required electronic components.

From time to time, we have experienced shortages of some of the electronic components that we use. These shortages can result from strong demand for those components or from problems experienced by suppliers. These unanticipated component shortages could result in curtailed production or delays in production, which may prevent us from making scheduled shipments to customers. Our inability to make scheduled shipments could cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results. Our performance depends, in part, on our ability to incorporate changes in component costs into the selling prices for our products.

Our supply chain may also be impacted by other events outside our control, including macroeconomic events, political crises or natural or environmental occurrences. Component shortages impacted our results during the second half of fiscal year 2010 and during the first quarter of fiscal year 2011. The supply constraints were broad based, but the impact was most evident with respect to connectors, capacitors, LCD panels and memory (both DRAM and Flash). These shortages began to abate during the second quarter of fiscal 2011, and supplies had normalized by the end of the third quarter. We continue to monitor the effects on our business of the recent earthquake and tsunami in Japan, as a large number of suppliers to the global market for semiconductors and other electronic components are located in Japan and the disaster may therefore result in disruptions to our supply chain.

Our margins and profitability may be adversely affected due to substantial investments, start-up and production ramping costs in our design services.

As part of our strategy to enhance our vertically-integrated, end-to-end service offerings, we have expanded and continue to expand our design and engineering capabilities. Providing these services can expose us to different or greater potential risks than those we face when providing our manufacturing services.

Although we enter into contracts with our design services customers, we may design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all. Even if our customers accept our designs, if they do not then purchase anticipated levels of products, we may not realize any profits. Our design activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to a product, these contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any particular volume of purchases. These contracts can generally be terminated on short notice. In addition, some of the products we design and develop must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

Due to the increased risks associated with our design services offerings, we may not be able to achieve a high enough level of sales for this business, and the significant investments in research and development, technology licensing, test and tooling equipment, patent applications, facility expansion and recruitment that it requires, to be profitable. The initial costs of investing in the resources necessary to expand our design and engineering capabilities, and in particular to support our design services offerings, have historically adversely affected our profitability, and may continue to do so as we continue to make investments in these capabilities.

In addition, we agree to certain product price limitations and cost reduction targets in order to achieve anticipated margins and profitable operations. Inflationary and other increases in the costs of the raw materials and labor required to produce the products have occurred and may recur from time to time. Also, the production ramps for these programs are typically significant and negatively impact our margin in early stages as the manufacturing volumes are lower and result in inefficiencies and unabsorbed manufacturing overhead costs. We may not be able to reduce costs, incorporate changes in costs into the selling prices of our products, or increase operating efficiencies as we ramp production of our products, which would adversely affect our margins and our results of operations.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.

As a medical device manufacturer, we have additional compliance requirements. We are required to register with the U.S. Food and Drug Administration ("FDA") and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections and product field monitoring by the FDA. If any FDA inspection reveals noncompliance with QSR or other FDA regulations, and the Company does not address the observation adequately to the satisfaction of the FDA, the FDA may take action against us. FDA actions may include issuing a letter of inspectional observations, issuing a warning letter, imposing fines, bringing an action against the Company and its officers, requiring a recall of the products we manufactured for our customers, issuing an import detention on products entering the U.S. from an offshore facility, or shutting down a manufacturing facility. If any of these actions were to occur, it would harm our reputation and cause our business to suffer.

In the European Union ("EU"), we are required to maintain certain standardized certifications in order to sell our products and must undergo periodic inspections to obtain and maintain these certifications. Continued noncompliance to the EU regulations could stop the flow of products into the EU from us or from our customers. In China, the Safe Food and Drug Administration controls and regulates the manufacture and commerce of healthcare products. We must comply with the regulatory laws applicable to medical device manufactures or our ability to manufacture products in China could be impacted. In Japan, the Pharmaceutical

Affairs Laws regulate the manufacture and commerce of healthcare products. These regulations also require that subcontractors manufacturing products intended for sale in Japan register with authorities and submit to regulatory audits. Other Asian countries where we operate have similar laws regarding the regulation of medical device manufacturing.

We conduct operations in a number of countries and are subject to risks of international operations.

The distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

- fluctuations in the value of local currencies;
- labor unrest, difficulties in staffing and geographic labor shortages;
- longer payment cycles;
- cultural differences;
- increases in duties and taxation levied on our products;
- imposition of restrictions on currency conversion or the transfer of funds;
- limitations on imports or exports of components or assembled products, or other travel restrictions;
- expropriation of private enterprises;
- exposure to infectious disease and epidemics; and
- a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

The attractiveness of our services to U.S. customers can be affected by changes in U.S. trade policies, such as most favored nation status and trade preferences for some Asian countries. In addition, some countries in which we operate, such as Brazil, Hungary, India, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. We could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate. In addition, we may encounter labor disruptions and rising labor costs, in particular within the lower-cost regions in which we operate. Any increase in labor costs that we are unable to recover in our pricing to our customers could adversely impact our operating results. To date, we have not been materially impacted by these labor issues.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

Another significant legal risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act, or similar local laws of the countries in which we do business, which prohibits covered companies from making payments to foreign government officials to assist in obtaining or retaining business. Our Code of Business Conduct prohibits anti-corruption on a global basis and precludes us from offering or giving anything of value to a government official for the purpose of obtaining or retaining business, to win a business advantage or to improperly influence a decision regarding Flextronics. Nevertheless, there can be no assurance that all of our employees and agents will refrain from taking actions in violation of this and our related anti-corruption policies and procedures. Any such violation could have a material adverse effect on our business.

The success of certain of our activities depends on our ability to protect our intellectual property rights; intellectual property infringement claims against our customers or us could harm our business.

We retain certain intellectual property rights to some of the technologies that we develop as part of our engineering, design and manufacturing services and components offerings. As the level of our engineering and design activities increases, the extent to which we rely on rights to intellectual property incorporated into products is increasing. The measures we have taken to prevent unauthorized use of our technology may not be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Our engineering, design and manufacturing services and components offerings involve the creation and use of intellectual property rights, which subject us to the risk of claims of intellectual property infringement from third parties, as well as claims arising from the allocation of intellectual property rights among us and our customers. In addition, our customers are increasingly requiring us to indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all.

We are subject to the risk of increased income taxes.

We have structured our operations in a manner designed to maximize income in countries where:

- tax incentives have been extended to encourage foreign investment; or
- income tax rates are low.

A number of countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates applicable to us in such jurisdictions are otherwise increased. For example, on March 16, 2007, the Chinese government passed a new unified enterprise income tax law which became effective on January 1, 2008. Among other things, the new law cancels many income tax incentives previously applicable to our subsidiaries in China. Under the new law, the tax rates applicable to the operations of most of our subsidiaries in China will be increased to 25%. The new law provides a transition rule which increases the tax rate to 25% over a 5-year period. The new law also increased the standard withholding rate on earnings distributions to between 5% and 10% depending on the residence of the shareholder. The ultimate effect of these and other changes in Chinese tax laws on our overall tax rate will be affected by, among other things, our China income, the manner in which China interprets, implements and applies the new tax provisions, and by our ability to qualify for any exceptions or new incentives. Similarly, one of our Malaysian tax holidays is set to expire on January 31, 2012. We are currently in negotiations with the Malaysian government to extend the holiday for an additional five year period. Our ability to qualify for the extension will depend on, among other things, our anticipated investment and expansion in Malaysia and the manner in which Malaysia interprets the requirements for an extension or a new incentive.

In addition, the Company and its subsidiaries are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world. In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, we believe that our reserves for uncertain tax benefits reflect the outcome of tax positions that are more likely than not to occur. However, we cannot assure you that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax provision, operating results, financial position and cash flows in the period or periods for which that determination is made.

If our products or components contain defects, demand for our services may decline and we may be exposed to product liability and product warranty liability.

Defects in the products we manufacture or design, whether caused by a design, engineering, manufacturing or component failure or deficiencies in our manufacturing processes, could result in product or component failures, which may damage our business reputation, and expose us to product liability or product warranty claims.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for the recall, repair or replacement of a product or component. Although we generally allocate liability for these claims in our contracts with our customers, increasingly we are unsuccessful in allocating such liability and even where we have allocated liability to our customers, our customers may not have the resources to, satisfy claims for costs or liabilities arising from a defective product or component for which they have assumed responsibility.

If we design, engineer or manufacture a product or component that is found to cause any personal injury or property damage or is otherwise found to be defective, we could spend a significant amount of money to resolve the claim. In addition, product liability and product recall insurance coverage are expensive and may not be available with respect to all of our services offerings on acceptable terms, in sufficient amounts, or at all. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, results of operations and financial condition.

If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

In recent years, we have experienced growth in our business through a combination of internal growth and acquisitions. However, our business also has been negatively impacted by the recent adverse global economic conditions. The expansion of our business, as well as business contractions and other changes in our customers' requirements, have in the past, and may in the future, require that we adjust our business and cost structures, including by incurring restructuring charges. Restructuring activities involve reductions in our workforce at some locations and closure of certain facilities. All of these changes have in the past placed, and may in the future place, considerable strain on our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not properly manage our financial and management controls, reporting systems and procedures to manage our employees, our business could be harmed.

In recent years, we have undertaken initiatives to restructure our business operations through a series of restructuring activities, which were intended to realign our global capacity and infrastructure with demand by our OEM customers and thereby improve our operational efficiency. These activities included reducing excess workforce and capacity, transitioning manufacturing to lower-cost locations and eliminating redundant facilities, and consolidating and eliminating certain administrative facilities.

We recognized restructuring charges of approximately $107.5 million and $179.8 million in fiscal years 2010 and 2009, respectively. We may be required to take additional charges in the future to align our operations and cost structures with global economic conditions, market demands, cost competitiveness, and our geographic footprint as it relates to our customers' production requirements. We may consolidate certain manufacturing facilities or transfer certain of our operations to lower cost geographies. If we are required to take additional restructuring charges in the future, our operating results, financial condition, and cash flows could be adversely impacted. Additionally, there are other potential risks associated with our restructurings that could adversely affect us, such as delays encountered with the finalization and implementation of the restructuring activities, work stoppages, and the failure to achieve targeted cost savings.

Fluctuations in foreign currency exchange rates could increase our operating costs.

Our manufacturing operations and industrial parks are located in lower cost regions of the world, such as Asia, Eastern Europe and Mexico; however, most of our purchase and sale transactions are denominated in United States dollars, Japanese yen or euros. As a result, we are exposed to fluctuations in the functional currencies of our fixed cost overhead or our supply base relative to the currencies in which we conduct transactions.

Currency exchange rates fluctuate on a daily basis as a result of a number of factors, including changes in a country's political and economic policies. Volatility in the functional and non-functional currencies of our entities and the United States dollar could seriously harm our business, operating results and financial condition. The primary impact of currency exchange fluctuations is on the cash, receivables, and payables of our operating entities. As part of our currency hedging strategy, we use financial instruments, primarily forward purchase and swap contracts, to hedge our United States dollar and other currency commitments in order to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

We are also exposed to risks related to the valuation of the Chinese currency relative to other foreign currencies. The Chinese currency is the renminbi ("RMB"). A significant increase in the value of the RMB could adversely affect our financial results and cash flows by increasing both our manufacturing costs and the costs of our local supply base.

We depend on our executive officers and skilled management personnel.

Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers or other key employees. We will need to recruit and retain skilled management personnel and if we are not able to do so, our business could be harmed. In addition, in connection with expanding our design services offerings, we must attract and retain experienced design engineers. There is substantial competition in our industry for highly skilled employees. Our failure to recruit and retain experienced design engineers could limit the growth of our design services offerings, which could adversely affect our business.

Our failure to comply with environmental laws could adversely affect our business.

We are subject to various federal, state, local and foreign environmental laws and regulations, including regulations governing the use, storage, discharge and disposal of hazardous substances used in our manufacturing processes. We are also subject to laws and regulations governing the recyclability of products, the materials that may be included in products, and our obligations to dispose of these products after end users have finished with them. Additionally, we may be exposed to liability to our customers relating to the materials that may be included in the components that we procure for our customers' products. Any violation or alleged violation by us of environmental laws could subject us to significant costs, fines or other penalties.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. We are subject to the European Union ("EU") directives, including the Restrictions on Hazardous Substances Directive ("RoHS"), the Waste Electrical and Electronic Equipment Directive ("WEEE") as well as the EU's Registration, Evaluation, Authorization, and Restriction of Chemicals ("REACH") regulation. Also of note is China's Management Methods for Controlling Pollution Caused by Electronic Information Products regulation, commonly referred to as "China RoHS", which restricts the importation into and production within China of electrical equipment containing certain hazardous materials. Similar legislation has been or may be enacted in other jurisdictions, including in the United States. RoHS and other similar legislation bans or restricts the use of lead, mercury and certain other specified substances in electronics products and WEEE requires EU importers and/or producers to assume responsibility for the collection, recycling and management of waste electronic products and components. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as applicable regulations. These programs vary from collecting compliance data from our suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. In the case of WEEE, the compliance responsibility rests primarily with the EU importers and/or producers rather than with EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their obligations under WEEE.

In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances into the air, ground and/or water, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Our failure to comply with environmental laws and regulations or adequately address contaminated sites could limit our ability to expand our facilities or could require us to incur significant expenses, which would harm our business.

Our business and operations could be adversely impacted by climate change initiatives.

Concern over climate change has led to international legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas emissions. Proposed and existing efforts to address climate change by reducing greenhouse gas emissions could directly or indirectly affect our costs of energy, materials, manufacturing, distribution, packaging and other operating costs, which could impact our business and financial results.

Our operating results may fluctuate significantly due to seasonal demand.

Two of our significant end markets are the mobile devices market and the consumer devices market. These markets exhibit particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our third fiscal quarter as compared to our other fiscal quarters. Economic or other factors leading to diminished orders in the end of the calendar year could harm our business.

We may encounter difficulties with acquisitions, which could harm our business.

We have completed numerous acquisitions of businesses and we may acquire additional businesses in the future. Any future acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges.

In addition, acquisitions involve numerous risks and challenges, including:

- diversion of management's attention from the normal operation of our business;
- potential loss of key employees and customers of the acquired companies;
- difficulties managing and integrating operations in geographically dispersed locations;
- the potential for deficiencies in internal controls at acquired companies;
- increases in our expenses and working capital requirements, which reduce our return on invested capital;
- lack of experience operating in the geographic market or industry sector of the acquired business; and
- exposure to unanticipated liabilities of acquired companies.

These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

Our strategic relationships with major customers create risks.

In the past, we have completed numerous strategic transactions with OEM customers. Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. We may pursue these OEM divestiture transactions in the future. These arrangements entered into with divesting OEMs typically involve many risks, including the following:

- we may need to pay a purchase price to the divesting OEMs that exceeds the value we ultimately may realize from the future business of the OEM;
- the integration of the acquired assets and facilities into our business may be time-consuming and costly, including the incurrence of restructuring charges;

- we, rather than the divesting OEM, bear the risk of excess capacity at the facility;
- we may not achieve anticipated cost reductions and efficiencies at the facility;
- we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions;
- our supply agreements with the OEMs generally do not require any minimum volumes of purchase by the OEMs, and the actual volume of purchases may be less than anticipated; and
- if demand for the OEMs' products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

Our debt level may create limitations.

As of March 31, 2011, our total debt was approximately $2.2 billion. This level of indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, and may limit our ability to access additional capital or execute our business strategy.

Weak global economic conditions and instability in financial markets may adversely affect our business, results of operations, financial condition and access to capital markets.

Our revenue and gross margin depend significantly on general economic conditions and the demand for products in the markets in which our customers compete. The recent financial crisis affecting the banking system and capital markets resulted in a tightening in the credit markets, a low level of liquidity in many financial markets and high volatility in credit, fixed income and equity markets. Longer term disruptions in the capital and credit markets could adversely affect our access to liquidity needed for our business. If financial institutions that have extended credit commitments to us are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to us, which could have an adverse impact on our financial condition and our ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

Our exposure to financially troubled customers or suppliers may adversely affect our financial results.

We provide EMS services to companies and industries that have in the past, and may in the future, experience financial difficulty. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our products from these customers could decline. Additionally, if our suppliers experience financial difficulty we could have difficulty sourcing supply necessary to fulfill production requirements and meet scheduled shipments. If one or more of our customers were to become insolvent or otherwise were unable to pay for the services provided by us on a timely basis, or at all, our operating results and financial condition could be adversely affected. Such adverse effects could include one or more of the following: an increase in our provision for doubtful accounts, a charge for inventory write-offs, a reduction in revenue, and an increase in our working capital requirements due to higher inventory levels and increases in days our accounts receivable are outstanding.

The market price of our ordinary shares is volatile.

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of companies, including technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares has been and may in the future be subject to similar volatility. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations, general market fluctuations, and macro economic conditions may cause the market price of our ordinary shares to decline.

If our security systems and governance policies are breached, we may incur significant legal and financial exposure.

We have implemented security systems and governance policies with the intent of maintaining the physical security of our facilities and protecting our customers' and our suppliers' confidential information. Despite such efforts, we are subject to breach of these security systems and governance policies which may result in unauthorized access to our facilities and/or unauthorized use of the information we are trying to protect. If unauthorized parties gain physical access to one of our facilities or electronic access to our information systems or such information is used in an unauthorized manner, misdirected, lost or stolen during transmission or transport, any theft or misuse of such information could result in, among other things, unfavorable publicity, governmental inquiry and oversight, difficulty in marketing our services, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for damages related to the theft or misuse of such information, any of which could have a material adverse effect on our profitability and cash flow.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

None.

ITEM 2. ***PROPERTIES***

Our facilities consist of a global network of industrial parks, regional manufacturing operations, and design, engineering and product introduction centers, providing over 25.1 million square feet of productive capacity as of March 31, 2011. We own facilities with approximately 8.6 million square feet in Asia, 4.3 million square feet in the Americas and 2.7 million square feet in Europe. We lease facilities with approximately 5.4 million square feet in Asia, 2.1 million square feet in the Americas and 2.0 million square feet in Europe.

Our facilities include large industrial parks, ranging in size from approximately 300,000 to 6.7 million square feet, in Brazil, China, Hungary, India, Malaysia, Mexico and Poland. We also have regional manufacturing operations, generally ranging in size from under 100,000 to approximately 1.0 million square feet, in Austria, Brazil, China, Denmark, Germany, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Malaysia, Mexico, Norway, Poland, Romania, Singapore, Slovakia, Sweden, Ukraine and the United States. We also have smaller design and engineering centers and product introduction centers at a number of locations in the world's major electronics markets.

Our facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for current needs.

ITEM 3. ***LEGAL PROCEEDINGS***

For a description of our material legal proceedings, see Note 7—"Commitments and Contingencies" in the Notes to the consolidated financial statements, which is incorporated herein by reference.

ITEM 4. ***(REMOVED AND RESERVED)***

PART II

ITEM 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol "FLEX." The following table sets forth the high and low per share sales prices for our ordinary shares since the beginning of fiscal year 2010 as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ended March 31, 2011		
Fourth Quarter	$8.44	$7.17
Third Quarter	7.98	5.97
Second Quarter	6.71	4.93
First Quarter	8.25	5.52
Fiscal Year Ended March 31, 2010		
Fourth Quarter	$8.23	$6.34
Third Quarter	7.85	6.43
Second Quarter	7.52	4.04
First Quarter	4.62	2.94

As of May 13, 2011 there were 3,725 holders of record of our ordinary shares and the closing sales price of our ordinary shares as reported on the NASDAQ Global Select Market was $6.96 per share.

DIVIDENDS

Since inception, we have not declared or paid any cash dividends on our ordinary shares. We presently do not have plans to pay any dividends in the near future.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of any general incorporation language in any such filing.

The graph below compares the cumulative total shareholder return on our ordinary shares, the Standard & Poor's 500 Stock Index and a peer group comprised of Benchmark Electronics, Inc., Celestica, Inc., Jabil Circuit, Inc., and Sanmina-SCI Corporation.

The graph below assumes that $100 was invested in our ordinary shares, in the Standard & Poor's 500 Stock Index and in the peer group described above on March 31, 2006 and reflects the annual return through March 31, 2011, assuming dividend reinvestment.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performances of our ordinary shares.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Flextronics International Ltd., the S&P 500 Index
and a Peer Group


$120
$100
$80
$60
$40
$20
$0
3/06
3/07
3/08
3/09
3/10
3/11
Flextronics International Ltd.
S&P 500
Peer Group

* $100 invested on March 31, 2006 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

	3/06	3/07	3/08	3/09	3/10	3/11
Flextronics International Ltd.	100.00	105.70	90.72	27.92	75.75	72.17
S&P 500	100.00	111.83	106.15	65.72	98.43	113.83
Peer Group	100.00	59.69	35.95	18.88	57.58	60.50

Issuer Purchases of Equity Securities

The following table provides information regarding purchases of our ordinary shares made by us for the period from January 1, 2011 through March 31, 2011.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
January 1 - January 31, 2011	—	$ —	—	$ 32,030,597
February 1 - February 28, 2011	—	—	—	32,030,597
March 1 - March 31, 2011	4,473,451	7.25	4,473,451	200,000,010
Total	4,473,451		4,473,451	

(1) During the period from January 1, 2011 through March 31, 2011 all purchases were made pursuant to the program discussed below in open market transactions. All purchases were made in accordance with Rule 10b-18 under the Securities Exchange Act of 1934.

(2) On each of May 26, 2010, August 12, 2010 and March 23, 2011, our Board of Directors authorized the repurchase of up to $200.0 million, for a combined total of $600.0 million, of our outstanding ordinary shares.

RECENT SALES OF UNREGISTERED SECURITIES

None.

INCOME TAXATION UNDER SINGAPORE LAW

Dividends. Singapore does not impose a withholding tax on dividends. All dividends are tax exempt to shareholders.

Gains on Disposal. Under current Singapore tax law there is no tax on capital gains, thus any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of shares are income in nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the profits on the sale would be taxable as trade profits rather than capital gains).

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments—Recognition and Measurement ("FRS 39") for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of shares is made.

Stamp Duty. There is no stamp duty payable for holding shares, and no duty is payable on the acquisition of newly-issued shares. When existing shares are acquired in Singapore, a stamp duty is payable on the instrument of transfer of the shares at the rate of two Singapore dollars ("S$") for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. If the instrument of transfer is executed outside of Singapore, the stamp duty must be paid only if the instrument of transfer is received in Singapore.

Estate Taxation. The estate duty was abolished for deaths occurring on or after February 15, 2008. For deaths prior to February 15, 2008 the following rules apply:

If an individual who is not domiciled in Singapore dies on or after January 1, 2002, no estate tax is payable in Singapore on any of our shares held by the individual.

If property passing upon the death of an individual domiciled in Singapore includes our shares, Singapore estate duty is payable to the extent that the value of the shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12,000,000 of the individual's chargeable assets and thereafter at 10%.

An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

Tax Treaties Regarding Withholding. There is no reciprocal income tax treaty between the U.S. and Singapore regarding withholding taxes on dividends and capital gains.

ITEM 6. *SELECTED FINANCIAL DATA*

These historical results are not necessarily indicative of the results to be expected in the future. The following table is qualified by reference to and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data."

	Fiscal Year Ended March 31,				
	2011	2010	2009	2008(1)	2007
	(In thousands, except per share amounts)				
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Net sales	$28,679,925	$24,110,733	$30,948,575	$27,558,135	$18,853,688
Cost of sales	27,094,999	22,800,733	29,513,011	25,972,787	17,777,859
Restructuring charges(2)	—	92,458	155,134	408,945	146,831
Gross profit	1,584,926	1,217,542	1,280,430	1,176,403	928,998
Selling, general and administrative expenses	816,349	767,134	979,060	807,029	547,538
Intangible amortization(3)	70,913	89,615	135,872	112,317	37,089
Goodwill impairment charge(4)	—	—	5,949,977	—	—
Restructuring charges(2)	—	15,070	24,651	38,743	5,026
Other charges (income), net(5)	6,267	206,895	89,262	61,078	(77,594)
Interest and other expense, net	75,800	155,603	231,917	133,582	130,588
Income (loss) from continuing operations before income taxes	615,597	(16,775)	(6,130,309)	23,654	286,351
Provision for (benefit from) income taxes(6)	19,378	(35,369)	5,209	705,037	4,053
Income (loss) from continuing operations	596,219	18,594	(6,135,518)	(681,383)	282,298
Income from discontinued operations, net of tax	—	—	—	—	187,738
Net income (loss)	$ 596,219	$ 18,594	$(6,135,518)	$ (681,383)	$ 470,036
Diluted earnings (loss) per share:					
Continuing operations	$ 0.75	$ 0.02	$ (7.47)	$ (0.95)	$ 0.47
Discontinued operations	$ —	$ —	$ —	$ —	$ 0.31
Total	$ 0.75	$ 0.02	$ (7.47)	$ (0.95)	$ 0.78

	As of March 31,				
	2011	2010	2009	2008(1)	2007
			(In thousands)		
CONSOLIDATED BALANCE SHEET DATA(7):					
Working capital	$ 2,225,268	$ 1,642,790	$ 1,526,235	$ 2,911,922	$ 1,102,979
Total assets	11,633,152	10,642,552	11,316,940	19,523,008	12,338,465
Total long-term debt and capital lease obligations, excluding current portion	2,199,195	1,990,258	2,733,690	3,310,042	1,372,495
Shareholders' equity	2,294,696	1,984,567	1,861,168	8,240,832	6,295,060

(1) On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The results of Solectron's operations were included in the Company's consolidated financial results beginning on the acquisition date.

(2) Restructuring charges incurred during the 2010 and 2009 fiscal years were primarily intended to rationalize the Company's global manufacturing capacity and infrastructure in response to weakened macroeconomic conditions and decline in demand from our OEM customers. Restructuring charges incurred during the 2008 fiscal year were primarily in connection with the acquisition and integration of Solectron. Restructuring charges incurred during the 2007 fiscal year were primarily in connection with the consolidation and closure of multiple manufacturing facilities.

(3) The Company recognized a charge of $30.0 million during fiscal year 2008 for the write-off of certain intangible asset licenses due to technological obsolescence.

(4) The Company recognized a charge to impair goodwill as a result of a significant decline in its share value driven by weakened macroeconomic conditions that contributed to a decrease in market multiples and estimated discounted cash flows.

(5) During fiscal year 2011, the Company recognized a $13.2 million loss associated with the early redemption of the 6.25% Senior Subordinated Notes and an $11.7 million loss in connection with the divestiture of certain international entities. In fiscal year 2011, the Company recognized a gain of $18.6 million associated with a sale of an equity investment that was previously fully impaired.

The Company recognized charges of $199.4 million, $111.5 million and $61.1 million in fiscal years 2010, 2009 and 2008, respectively, for the loss on disposition, other-than-temporary impairment and other related charges on its investments in, and notes receivable from, certain non-publicly traded companies. In fiscal year 2009, the Company recognized a net gain of $22.3 million for the partial extinguishment of its 1% Convertible Subordinated Notes due August 1, 2010. The Company recognized $79.8 million of net foreign exchange gains primarily related to the liquidation of certain international entities in fiscal year 2007.

(6) The Company recognized non-cash tax expense of $661.3 million during fiscal year 2008, as we determined the recoverability of certain deferred tax assets was no longer more likely than not.

(7) Includes continuing and discontinued operations for the fiscal year ended March 31, 2007.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "expects," "anticipates," "believes," "intends," "plans" and similar expressions identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We undertake no obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to filing this Form 10-K with the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in this section and in Item 1A, "Risk Factors." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Accordingly, our future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

We are a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor capital equipment, clean technology, aerospace and defense, and white goods; automotive and marine; and medical devices. We provide a full range of vertically-integrated global supply chain services through which we can design, build, ship and service a complete packaged product for our customers. Customers leverage our services to meet their product requirements throughout the entire product life cycle. Our vertically-integrated service offerings include: design services; rigid and flexible printed circuit board fabrication; systems assembly and manufacturing; after sales services; and multiple component product offerings.

Historically, the EMS industry experienced significant change and growth as an increasing number of companies elected to outsource some or all of their design and manufacturing requirements. We have seen an increase in the penetration of the global OEM manufacturing requirements since the 2001-2002 technology downturn as more and more OEMs pursued the benefits of outsourcing rather than internal manufacturing. In the second half of fiscal 2009, we experienced dramatically deteriorating macroeconomic conditions and demand for our customers' products slowed in all of the industries we serve. This global economic crisis, and related decline in demand for our customers' products, put pressure on certain of our OEM customers' cost structures and caused them to reduce their manufacturing and supply chain outsourcing requirements. Beginning in the second half of fiscal year 2010, we began seeing some positive signs that demand for our OEM customers' end products was improving, and this trend continued through the end of our 2011 fiscal year.

We are one of the world's largest EMS providers, with revenues of $28.7 billion in fiscal year 2011. As of March 31, 2011, our total manufacturing capacity was approximately 25.1 million square feet. We design, build, ship, and service electronics products for our customers through a network of facilities in 30 countries across four continents. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the growing outsourcing needs of both multinational and regional OEMs. In fiscal year 2011, our net sales in Asia, the Americas and Europe represented approximately 52%, 29% and 19%, respectively, of our total net sales, based on the location of the manufacturing site. The following tables set forth net sales and net property and equipment, by country, based on the location of our manufacturing sites:

Net sales:	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
China	$10,938,979	$ 7,914,734	$ 9,859,845
Mexico	4,241,222	3,664,914	3,331,776
U.S	2,954,462	3,243,966	4,821,116
Malaysia	2,595,174	2,562,130	4,015,364
Hungary	2,343,066	1,807,927	1,510,405
Other	5,607,022	4,917,062	7,410,069
	$28,679,925	$24,110,733	$30,948,575

Long-lived assets:	Fiscal Year Ended March 31,	
	2011	2010
	(In thousands)	
China	$ 874,031	$ 879,440
Mexico	341,719	361,492
U.S	136,081	165,029
Malaysia	162,615	131,606
Hungary	157,643	154,759
Other	468,974	426,250
	$2,141,063	$2,118,576

We believe that the combination of our extensive design and engineering services, significant scale and global presence, vertically-integrated end-to-end services, advanced supply chain management, industrial campuses in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational and regional OEMs. Through these services and facilities, we offer our OEM customers the ability to simplify their global product development, manufacturing process, and after sales services, and enable them to achieve meaningful time to market and cost savings.

Our operating results are affected by a number of factors, including the following:

- changes in the macroeconomic environment and related changes in consumer demand;
- the mix of the manufacturing services we are providing, the number and size of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, shortages of components and other factors;
- the effects on our business when our customers are not successful in marketing their products, or when their products do not gain widespread commercial acceptance;
- our increased components offerings which have required that we make substantial investments in the resources necessary to design and develop these products;
- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers;
- our increased design service business offering and related investments and start-up and production ramping costs;
- effect on our business due to our customers' products having short product life cycles;
- our customers' ability to cancel or delay orders or change production quantities;
- our customers' decision to choose internal manufacturing instead of outsourcing for their product requirements;
- our exposure to financially troubled customers; and
- integration of acquired businesses and facilities.

We also are subject to other risks as outlined in Item 1A, "Risk Factors."

We recognized substantial revenue and profit growth during fiscal 2011. We believe that we finished the year in a healthy financial and competitive position driven in part by the success in our diversified business model. The overall improvement in the macroeconomic environment during fiscal 2011 and the success in booking new product orders for our array of key customers led to increased demand for our OEM customers' ends products across all of our major markets. The vast majority of our sales growth during the year was organic, as the impact from acquisitions was minimal. Net sales during fiscal year 2011 totaled $28.7 billion, representing an increase of $4.6 billion, or 19%, compared to fiscal year 2010. Our fiscal 2011 gross profit totaled $1.6 billion, representing an increase of $367.3 million, or 30%, compared to fiscal 2010 driven primarily by increased sales, better facility utilization, cost controls, and the avoidance of any meaningful restructuring costs. Our net income of $596.2 million improved significantly compared to $18.6 million in fiscal 2010 reflecting the improvements in sales and gross margin noted above as well as increased leverage of our selling, general, and administrative expenses and decreased net interest expenses due to lower borrowing costs and debt repayments during the fiscal year. Our diluted earnings per share was $0.75 for fiscal 2011 compared to $0.02 in fiscal 2010.

Our cash provided by operations increased approximately $58.4 million to $857.3 million for fiscal year 2011 compared with $798.9 million for fiscal year 2010. Working capital increased by $221.5 million in fiscal 2011 primarily as a result of increases in inventory, resulting from our increased production and anticipated continued growth, and increases in other current assets resulting from increases in our deferred purchase price receivable associated with our asset backed securitization programs. These increases were partially offset by increases in our accounts payables and other current liabilities. Our average net working capital, defined as accounts receivable plus the deferred purchase price receivable from our asset-backed securitization programs plus inventory less accounts payable, as a percentage of annual sales was approximately 4.5% for fiscal 2011 compared to 5.0% for fiscal 2010. Our free cash flow, which we define as cash from operating activities less net purchases of property and equipment, was $463.5 million for fiscal 2011 compared to $622.5 million for fiscal 2010, due in part to increased purchases of property and equipment, net of proceeds for disposals, to support our sales growth. Cash used in financing activities amounted to $641.7 million during fiscal 2011 and included a repurchase of approximately 65.4 million shares at an aggregate purchase price of $400.4 million, including accrued expenses.

We experienced significant volume increases in our component product solution services throughout fiscal year 2011. As a result of this steep growth and other challenges faced by our component product solution services, our aggregate results for these services have been performing at below optimal levels. Our manufacturing efficiencies and production yields continued to improve and during fiscal year 2011 our component product solution services made progress reducing their aggregate operating losses. We are encouraged by the increased demand for these product solutions and the successful achievement of acceptance in the market, and we remain intensely focused on further improving our manufacturing efficiencies and thus our future margins and profitability. Our component product solution services, on a combined basis, accounted for less than 10% of our consolidated revenue for the fiscal year ended March 31, 2011.

In addition, during fiscal year 2011 our high volume computing design services offering experienced acute inflationary pressures, principally around raw materials and labor, which was widespread across the industry in which it competes. We also experienced significant volume increases as we ramped production for various new programs throughout fiscal year 2011 and more significantly in our fourth quarter. In connection with these significant increasing volumes we have experienced manufacturing inefficiencies due to greater start-up costs and resource requirements. As a result, our margins and our results of operations were negatively affected.

We procure a wide assortment of materials, including electronic components, plastics and metals. We experienced shortages of numerous commodity components, such as capacitors, connectors, semiconductor and power components, during the first fiscal quarter of fiscal year 2011. These shortages began to abate during our second fiscal quarter, and supplies had normalized by the end of the third quarter. We do not expect that our revenues or operations will be materially affected by the recent Japan earthquake and tsunami as operations in Japan constitutes a relatively small component of our consolidated revenue and our facilities in Japan remain intact and undamaged. However, we are analyzing the broader effects on our industry as a large number of suppliers to the global market for semiconductors and other electronic components are located in Japan and the disaster therefore may result in disruptions to our supply chain.

We are very pleased with the improvements in revenue and profitability during fiscal 2011 as well as our competitive position in the industry. We continue to believe that the long-term, future growth prospects for outsourcing of advanced manufacturing capabilities, design and engineering services and after-market services are and will remain strong.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2, "Summary of Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

Carrying Value of Goodwill and Other Long-Lived Assets

We review property and equipment and acquired amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of these long-lived assets exceeds their fair value. Recoverability of property and equipment and acquired amortizable intangible assets are measured by comparing their carrying amount to the projected cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment and acquired amortizable intangible assets exceeds fair value.

We evaluate goodwill for impairment on an annual basis. We also evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. We have one reporting unit: Electronic Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. During fiscal years 2011 and 2010, we did not recognize any impairments of our goodwill in connection with our impairment evaluations. The fair value of the reporting unit significantly exceeded the carrying value. For further discussion of goodwill see Note 2, "Summary of Accounting Policies—Goodwill and Other Intangibles" in Item 8, "Financial Statements and Supplementary Data."

In fiscal year 2009, we reviewed the carrying value of long-lived assets, including intangible assets, for impairment due to the deterioration in the global macroeconomic environment. During the third fiscal quarter ended December 31, 2008, we concluded that an interim goodwill impairment analysis was required based on the significant decline in the Company's market capitalization during the quarter. As a result of this analysis, we recognized a non-cash impairment charge of $5.9 billion to write-off the entire carrying value of the Company's goodwill as of the date of the assessment.

Customer Credit Risk

We have an established customer credit policy through which we manage customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. We perform ongoing credit evaluations of our customers' financial condition and make provisions for doubtful accounts based on the outcome of those credit evaluations. We evaluate the collectability of accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent we identify exposures as a result of credit or customer evaluations, we also review other customer related exposures, including but not limited to inventory and related contractual obligations.

During fiscal year 2009, we incurred $262.7 million of charges for Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise experienced significant financial and liquidity difficulties. These charges related to the write-down of inventory and associated contractual obligations, and provisions for doubtful accounts. In developing the provision for the receivables, we considered various mitigating factors including existing provisions, off-setting obligations and amounts subject to administrative priority claims. In November 2009, we agreed to a settlement with Nortel primarily related to pre-bankruptcy petition claims. As a result, we revised our estimates related to the recovery of Nortel accounts receivable, certain retirement and contractual obligations and other claims. In addition, we have continued to recover amounts related to previously reserved inventory as a result of continuing business with Nortel post bankruptcy. During fiscal year 2010, we recorded a net $2.3 million reduction to the original charge. During fiscal year 2011, we reached settlements relating to the majority of the claims, the impact of which was not material to our financial statements. We do not expect to incur additional charges relating to Nortel or other customers referenced above.

Restructuring Charges

We recognize restructuring charges related to our plans to close or consolidate duplicate manufacturing and administrative facilities. In connection with these activities, we recognize restructuring charges for employee termination costs, long-lived asset impairment and other restructuring-related costs.

The recognition of these restructuring charges require that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent our actual results in exiting these facilities differ from our estimates and assumptions, we may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Refer to Note 9, "Restructuring Charges," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Long-term Investments and Notes Receivable

We have certain investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in our Consolidated Balance Sheets. Non-majority-owned investments are accounted for using the equity method when we have an ownership percentage equal to or greater than 20%, or have the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. During fiscal year 2011, we recognized a gain of approximately $18.6 million associated with the sale of an equity investment that was previously fully impaired. As of March 31, 2011, our equity investments in non-majority owned companies totaled $34.0 million.

During fiscal year 2010, we sold our entire interest in one of our non-majority owned investments and related note receivable for cash of approximately $252.5 million, net of closing costs. In conjunction with this transaction we recognized an impairment charge of approximately $107.4 million during the first quarter fiscal 2010. During the second quarter fiscal 2010, we recognized charges of $92.0 million for other-than-temporary impairment of notes receivable from one affiliate and an equity investment in another affiliate.

During fiscal year 2009, we recorded charges of $37.5 million for other-than-temporary impairment of our investments in certain non-publicly traded companies, and also recognized a $74.1 million charge for the other-than-temporary impairment of notes receivable.

Revenue Recognition

We recognize manufacturing revenue when we ship goods or the goods are received by our customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then we recognize the related revenues at the time when such requirements are completed and the obligations are fulfilled. We make provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to our consolidated financial statements for the 2011, 2010 and 2009 fiscal years.

We provide a comprehensive suite of services for our customers that range from contract design services to original product design to repair services. We recognize service revenue when the services have been performed, and the related costs are expensed as incurred. Our net sales for services were less than 10% of our total sales during the 2011, 2010 and 2009 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Accounting for Business and Asset Acquisitions

We have actively pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Consolidated Financial Statements from the acquisition dates forward. We are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill.

We estimate the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred taxes are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities are subject to further management review and could change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material impact on our consolidated operating results or financial condition.

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award using the Black-Scholes option valuation method, and is recognized as expense ratably over the requisite service period of the award. Calculating the fair value of stock-based awards at the grant date requires judgment, including estimating stock price volatility, the expected option life, the risk-free interest rate, and the dividend yield, which are used to calculate fair value. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. To the extent actual forfeitures differ significantly from our estimates, adjustments to compensation cost may be required in future periods. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities which will result in deductible amounts in future years, including net operating loss carryforwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lesser income tax expense.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to Note 8 "Income Taxes" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We estimate write downs for excess and obsolete inventory based on our regular reviews of inventory quantities on hand, and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in the liquidity or financial position of our customers and/or changes in economic conditions may require additional write downs for inventories due to our customers' inability to fulfill their contractual obligations with regard to inventory procured to fulfill customer demand.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data." The data below, and discussion that follows, represents our results from operations.

	Fiscal Year Ended March 31,		
	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	94.5	94.6	95.4
Restructuring charges	—	0.4	0.5
Gross profit	5.5	5.0	4.1
Selling, general and administrative expenses	2.8	3.2	3.2
Intangible amortization	0.2	0.3	0.4
Goodwill impairment charge	—	—	19.2
Restructuring charges	—	0.1	0.1
Other charges, net	—	0.8	0.3
Interest and other expense, net	0.3	0.6	0.7
Income (loss) before income taxes	2.2	—	(19.8)
Provision for (benefit from) income taxes	0.1	(0.1)	—
Net income (loss)	2.1%	0.1%	(19.8)%

Net sales

Net sales during fiscal year 2011 totaled $28.7 billion, representing an increase of $4.6 billion, or 19%, from $24.1 billion during fiscal year 2010, primarily due to an improved macroeconomic environment that led to increased demand for our OEM customers ends products. Sales during fiscal year 2011 increased across all of the markets we serve, consisting of: (i) $1.4 billion in the industrial, automotive, medical and other markets, (ii) $1.1 billion in the mobile communications market, (iii) $0.8 billion in the consumer digital market, (iv) $0.8 billion in the infrastructure market and (v) $0.5 billion in the computing market. These increases were driven by increased sales from almost all of our major customers combined with new customer wins and new program wins with existing customers. Net sales increased across all of the geographical regions we serve, consisting of $3.2 billion in Asia, $0.9 billion in Europe and $0.5 billion in the Americas.

Net sales during fiscal year 2010 totaled $24.1 billion, representing a decrease of $6.8 billion, or 22%, from $30.9 billion during fiscal 2009, primarily due to reduced customer demand as a result of the weakened macroeconomic environment, market share losses and re-alignment of the outsourcing strategy of a key customer in the mobile communications market, and financial distress and reorganization of another key customer in the infrastructure market. The decline in revenues resulting from these two customers was approximately $3.7 billion or 11.8% of fiscal 2009 revenue. These declines in sales were partially offset by a significant revenue increase from a newly emerging key customer in the smart phone market as well as expanded sales with a key customer in the computing market. Sales during fiscal year 2010 decreased across all of the markets we serve, consisting of: (i) $3.2 billion in the infrastructure market, (ii) $1.2 billion in the mobile communications market, (iii) $1.2 billion in the consumer digital market, and (iv) $1.2 billion in the computing, and the industrial, automotive, and other markets. Net sales decreased across all of the geographical regions we serve, consisting of $3.6 billion in Asia, $2.5 billion in the Americas, and $0.8 billion in Europe.

The following table sets forth net sales by market:

Market:	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Infrastructure	$ 7,808,153	$ 7,013,424	$10,183,857
Mobile	5,986,163	4,862,544	6,062,141
Industrial, Automotive, Medical and Other	5,872,295	4,498,261	5,257,408
Computing	5,184,727	4,715,247	5,181,784
Consumer digital	3,828,587	3,021,257	4,263,385
	$28,679,925	$24,110,733	$30,948,575

Our ten largest customers during fiscal years 2011, 2010, and 2009 accounted for approximately 52%, 47% and 50% of net sales, respectively, with Research In Motion accounting for greater than 10% of our net sales during fiscal 2011, Hewlett-Packard accounting for greater than 10% of our net sales during fiscal 2010 and Sony-Ericsson accounting for greater than 10% of our net sales during fiscal 2009.

Gross profit

Gross profit is affected by a number of factors, including the number and size of new manufacturing programs, product mix, component costs and availability, product life cycles, unit volumes, pricing, competition, new product introductions, capacity utilization and the expansion and consolidation of manufacturing facilities. The flexible design of our manufacturing processes allows us to build a broad range of products in our facilities, which allows us to better utilize our manufacturing capacity. In the cases of new programs, profitability normally lags revenue growth due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin often improves over time as manufacturing program volumes increase, as our utilization rates and overhead absorption improves, and as we increase the level of vertically-integrated manufacturing services content. As a result of these various factors, our gross margin varies from period to period.

Gross profit during fiscal year 2011 increased $367.4 million to $1.6 billion from $1.2 billion during fiscal year 2010. Gross margin increased to 5.5% of net sales in fiscal year 2011 as compared with 5.0% of net sales in fiscal 2010. The 50 basis point year over year increase in gross margin was primarily attributable to increased net sales resulting in better utilization of our capacity and absorption of our fixed costs, and in part, due to cost reduction and operational efficiency benefits related to prior years' restructuring activities. We did not incur restructuring charges during fiscal year 2011 compared to restructuring costs of $92.5 million in fiscal 2010.

Gross profit during fiscal year 2010 decreased $62.9 million to $1.2 billion from $1.3 billion during fiscal year 2009. Gross margin increased to 5.0% of net sales in fiscal 2010 as compared with 4.1% of net sales in fiscal 2009. The 90 basis point year over year increase in gross margin was primarily attributable to an approximate 40 basis point improvement due to the Nortel bankruptcy in the prior year, an approximate 10 basis point reduction in restructuring charges recognized during fiscal year 2010, and an increase primarily attributable to improved capacity utilization as a result of cost reduction benefits derived from our restructuring activities.

During fiscal year 2009, we incurred $145.3 million in charges related to the Nortel bankruptcy, of which $98.0 million were recorded in cost of sales. In November 2009, we agreed to a settlement with Nortel primarily related to pre-bankruptcy petition claims. As a result, we revised our estimates related to the recovery of Nortel accounts receivable, certain retirement and contractual obligations and other claims. In addition, we recovered amounts related to previously reserved inventory as a result of continuing business with Nortel post-bankruptcy. During fiscal year 2010, we recorded a net $2.3 million reduction to the original charge, which included reductions to cost of sales of $18.3 million and $26.3 million coupled with corresponding increases to selling, general and administrative expenses of $18.3 million and $24.0 million in the first and third quarters of fiscal 2010, respectively. The total impact of the original $98.0 million charge in fiscal 2009 to cost of sales coupled with the $44.6 million recovery in cost of sales during fiscal 2010 resulted in an approximate 40 basis point year over year increase in gross margin.

Restructuring charges

We did not incur restructuring charges during fiscal year 2011 and have completed essentially all activities associated with previously announced plans.

We recognized restructuring charges of approximately $107.5 million during fiscal year 2010 as part of our restructuring plans previously announced in March 2009 in order to rationalize our global manufacturing capacity and infrastructure in response to weakened macroeconomic conditions. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. We classified approximately $92.4 million of these charges as cost of sales and approximately $15.1 million of these charges as selling, general and administrative expenses during fiscal year 2010. The charges recognized by reportable geographic region amounted to $45.1 million, $25.1 million and $37.3 million for Asia, the Americas and Europe, respectively. Approximately $43.1 million of these restructuring charges were non-cash. As of March 31, 2011, accrued severance and facility closure costs related to restructuring charges incurred during fiscal year 2010 were approximately $2.1 million, the entire amount of which was classified as current.

During fiscal year 2009, we recognized restructuring charges of approximately $179.8 million related primarily to rationalizing our global manufacturing capacity and infrastructure as a result of deteriorating macroeconomic conditions. The global economic crisis and the related decline in demand for our customers' products across all of the industries we serve, caused our OEM customers to reduce their manufacturing and supply chain outsourcing and negatively impacted our capacity utilization levels. Our restructuring activities improved our operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities further shifted our manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. We classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009. The charges recognized by reportable geographic region amounted to $96.9 million, $56.7 million and $26.2 million for Asia, the Americas and Europe, respectively. Approximately $55.8 million of these restructuring charges were non-cash. As of March 31, 2011, accrued severance and facility closure costs related to restructuring charges incurred during fiscal year 2009 was approximately $6.8 million, of which approximately $1.1 million was classified as a long-term obligation.

Our restructuring activities improve our operational efficiencies by reducing excess workforce and capacity. The cost reductions associated with the restructuring activities, primarily reduced wages and benefits due to employee terminations, decreased depreciation expense resulting from equipment impairments and reduced costs associated with leased equipment and buildings have been achieved as anticipated. The overall impact on future operating results and cash flows from these restructuring activities is difficult to measure as there are offsetting reductions in revenues at affected locations as well as increases in certain costs at other locations related to transition activities for transferred programs or increased production ramp up costs. We do not separately track all of the interrelated components of these activities.

Refer to Note 9, "Restructuring Charges," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Selling, general and administrative expenses

Selling, general and administrative expenses, or SG&A, totaled $816.3 million or 2.8% of net sales, during fiscal year 2011, compared to $767.1 million, or 3.2% of net sales, during fiscal year 2010. The increase in absolute dollars was primarily the result of increased compensation expense due to increased headcount in various corporate support activities, such as information technology and supply chain management, necessary to support the growth of our operations. Further, we realized increased costs associated with research, development and engineering activities as we continue to make investments to meet the needs of our customers. The overall decrease in SG&A as a percentage of sales during fiscal year 2011 was primarily due to our significant increase in sales as we were able to leverage our SG&A percentage down.

Selling, general and administrative expenses, or SG&A, totaled $767.1 million or 3.2% of net sales, during fiscal year 2010, compared to $979.1 million, or 3.2% of net sales, during fiscal year 2009. The overall decreases in SG&A expense and SG&A as a percentage of sales during the fiscal year 2010 were primarily the result of our restructuring activities and discretionary cost reduction actions, and the recognition of provisions for accounts receivable from financially distressed customers of $73.3 million incurred during fiscal 2009. These decreases were partially offset by the additional charges in fiscal 2010 related to Nortel, discussed in gross profit above.

Goodwill impairment

During our third fiscal quarter of fiscal 2009, which ended December 31, 2008, we concluded that an interim goodwill impairment assessment was required due to the significant decline in our market capitalization, which was driven largely by deteriorating macroeconomic conditions that contributed to a considerable decrease in market multiples as well as a decline in our estimated discounted cash flows. As a result of our analysis, we recorded a non-cash impairment charge to goodwill in the amount of $5.9 billion during the quarter ended December 31, 2008 to eliminate the entire carrying value of our goodwill as of the date of the assessment. For further discussion of goodwill impairment charges recorded, see Note 2, "Summary of Accounting Policies—Goodwill and Other Intangibles" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

Intangible amortization

Amortization of intangible assets in fiscal year 2011 decreased by $18.7 million to $70.9 million from $89.6 million in fiscal year 2010. The reduction in expense was primarily due to certain assets becoming fully amortized and the use of the accelerated method of amortization for certain customer related intangibles, which results in decreasing expense over time, and was partially offset by purchase accounting adjustments.

Amortization of intangible assets in fiscal year 2010 decreased by $46.3 million to $89.6 million from $135.9 million in fiscal year 2009. The reduction in expense was primarily due to the use of the accelerated method of amortization for certain customer related intangibles, which results in decreasing expense over time.

Other charges, net

During fiscal year 2011, we recognized charges totaling $6.3 million, consisting of a $13.2 million loss associated with the early redemption of our 6.25% Senior Subordinated Notes, and an $11.7 million loss in connection with the divestiture of certain international entities, offset by a gain of $18.6 million associated with the sale of an equity investment that was previously fully impaired.

During fiscal year 2010, we sold our entire interest in one of our non-majority owned investments and related note receivable for cash of approximately $252.5 million, and recognized an impairment charge associated with the sale of $107.4 million. We also recognized charges totaling approximately $92.0 million during the second quarter of fiscal 2010 associated with the other-than-temporary impairment of our notes receivable from one affiliate and an equity investment in another affiliate. Deterioration in the business prospects, cash flow expectations, and increased liability concerns of the affiliate and the equity investment resulted in the impairment of the carrying value to the estimated recoverable value.

During fiscal year 2009, we recognized approximately $74.1 million in charges to write-down certain notes receivable from an affiliate to the expected recoverable amount, and approximately $37.5 million in charges for the other-than-temporary impairment of certain of our investments in companies that were experiencing significant financial and liquidity difficulties. These charges were offset to some extent by a gain of $22.3 million resulting from the partial extinguishment of $260.0 million in principal amount of our 1% Convertible Subordinated Notes due August 1, 2010.

Interest and other expense, net

Interest and other expense, net was $75.8 million during fiscal year 2011, compared to $155.6 million during fiscal year 2010, a decrease of $79.8 million. The decrease in expense was the result of reduced debt levels as we redeemed $542.1 million of certain subordinated notes during the fiscal year. Further reduction in interest expense was due to lower interest rates as a result of $847.0 million in fixed rate debt. This decrease in interest expense was partially offset by interest expense on $160.0 million borrowed under our revolving lines of credit and $379.0 million borrowed under our Asia term loans. In addition, we recognized approximately $9.2 million of income during fiscal 2011 from foreign exchange gains.

Interest and other expense, net was $155.6 million during fiscal year 2010, compared to $231.9 million (as restated for the retrospective application of a new accounting standard) during fiscal year 2009, a decrease of $76.3 million. The decrease in expense was primarily the result of less debt outstanding during the fiscal period including the approximate $400.0 million tender and redemption of the 6.5% Senior Subordinated Notes and the $100.0 million tender of the 6.25% Senior Subordinated Notes. Further reduction in interest expense was due to lower interest rates on variable rate debt and a decrease in non-cash interest expense due to our repurchase of $260.0 million of principal value of our 1% Convertible Subordinated Notes during December 2008 and redemption of our Zero Coupon Convertible Junior Subordinated Notes in July 2009, partially offset by less interest income resulting from the reduction in other notes receivable that were sold during the third quarter of fiscal year 2010.

Income taxes

Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. The consolidated effective tax rate for a particular period varies depending on the amount of earnings from different jurisdictions, operating loss carryforwards, income tax credits, changes in previously established valuation allowances for deferred tax assets based upon our current analysis of the realizability of these deferred tax assets, as well as certain tax holidays and incentives granted to our subsidiaries primarily in China, Malaysia, Israel, Poland and Singapore. In evaluating the realizability of deferred tax assets, we consider our recent history of operating income and losses by jurisdiction, exclusive of items that we believe are non-recurring in nature such as restructuring charges. We also consider the future projected operating income in the relevant jurisdiction and the effect of any tax planning strategies. Based on this analysis, we believe that the current valuation allowance is adequate.

We have tax loss carryforwards attributable to operations for which we have recognized deferred tax assets. Our policy is to provide a reserve against those deferred tax assets that in our estimate are not more likely than not to be realized. During the twelve-month period ended March 31, 2009, the provision for income taxes includes a benefit of approximately $50.2 million for the reversal of valuation allowances. We received no tax benefit from the impairment of goodwill or distressed customer charges.

We are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows.

See Note 8, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2011, the Company had cash and cash equivalents of $1.7 billion and bank and other borrowings of $2.2 billion. The Company also had a $2.0 billion revolving credit facility, under which we had $160.0 million in borrowings outstanding as of March 31, 2011.

Fiscal Year 2011

Cash provided by operating activities was $857.3 million during fiscal year 2011, which resulted primarily from $596.2 million of net income for the period and $475.7 million of non-cash earnings adjustment items such as depreciation, amortization, and impairment charges, non-cash interest income, and stock compensation expense. Offsetting these cash generating activities was $221.5 million of increased working capital. Our working capital accounts increased primarily due to an increase of $664.7 million in inventories as a result of our increased production and anticipated growth, and an increase of $390.4 million in other current assets primarily attributable to $324.6 million in our deferred purchase price receivable associated with our receivables sales, which were partially offset by increases in accounts payable of $609.9 million and other current liabilities of $155.2 million, primarily driven by the timing of purchases and cash payments.

Cash used in investing activities during fiscal year 2011 was $413.2 million. This resulted primarily from $393.9 million in capital expenditures for equipment, net of proceeds on sales, and $17.0 million, net of cash acquired, for contingent consideration and deferred purchase price payments related to four acquisitions, and payments related to two completed acquisitions. Cash used was partially offset by proceeds related to the sale of an equity investment for $18.6 million.

Cash used in financing activities amounted to $641.7 million during fiscal year 2011. On each of May 26, 2010, August 12, 2010 and March 23, 2011, our Board of Directors authorized the repurchase of up to $200.0 million, for a combined total of $600.0 million, of our outstanding shares. During the 2011 fiscal year, we repurchased approximately 65.4 million shares at an aggregate purchase price of $400.4 million, including accrued expenses. In August 2010, we paid $240.0 million to redeem the entire principal amount of the 1% Convertible Subordinated Notes at par plus accrued interest. In December 2010, we paid approximately $308.5 million to redeem the aggregate principal balance and redemption premium of our 6.25% Senior Subordinated Notes ("6.25% Notes") plus accrued interest. In addition, we made repayments of approximately $217.1 million related to our Global Asset-Backed Securitization program effective with the adoption of new accounting standards on April 1, 2010.

The cash used in financing activities was partially offset by $379.0 million of additional borrowings under new Asia term loan agreements and $160.0 million of borrowings under our revolving line of credit. During September 2010, we entered into two new three-year term loan agreements with certain financial institutions based in Asia and borrowed $180.0 million in the aggregate. During February 2011, we entered into a new three-year term loan agreement with a financial institution based in Asia and borrowed $200.0 million in the aggregate. Borrowings under the term loans bear interest at LIBOR plus margins ranging between 2.15% and 2.30% and we paid non-refundable fees totaling $2.4 million at the inception of certain of the loans. We have no significant borrowings outstanding that are due within the next twelve months.

Fiscal Year 2010

Cash provided by operating activities was $798.9 million during fiscal year 2010. This resulted primarily from $18.6 million of net income for the period before adjustments to include approximately $736.4 million of non-cash items such as depreciation, amortization, impairment charges, non-cash interest income, and stock compensation expense. Our working capital accounts increased $169.5 million on a net basis, primarily as a result of increased business volume as both accounts receivable and accounts payable increased. The reduction in other current and non current liabilities was primarily due to lower continued payout of prior obligations and accrued obligations related to acquisitions, restructuring charges and financing charges.

Cash provided by investing activities during fiscal year 2010 was $7.8 million. This resulted primarily from proceeds related to the sale of an equity investment and note receivable for $259.8 million, net of closing costs, and was partially offset by approximately $176.5 million in capital expenditures for equipment, net of proceeds on sales and $75.9 million of deferred purchase price payments related to certain historical acquisitions and for three acquisitions completed during the fiscal year 2010.

Cash used in financing activities amounted to $713.3 million during fiscal year 2010. During June 2009, we used $203.2 million to repurchase an aggregate principal amount of $99.8 million of our 6.5% Senior Subordinated Notes due 2013 ("6.5% Notes") and an aggregate principal amount of $99.9 million of the 6.25% Notes due 2014 in a cash tender offer. On July 31, 2009, we paid $195.0 million to redeem the 0% Convertible Junior Subordinated Notes upon their maturity. On March 19, 2010, we used $306.3 million to redeem all of the remaining principle balance of $299.8 million of the 6.5% Notes.

Fiscal Year 2009

Cash provided by operating activities was $1.3 billion during fiscal year 2009. This resulted primarily from a $6.1 billion net loss for the period before adjustments to include approximately $6.7 billion of non-cash items, primarily consisting of a $5.9 billion goodwill impairment charge, as well as other non-cash items such as depreciation, amortization, restructuring and distressed customer charges, investment and notes receivable impairment charges, stock-based compensation expense, accretion of interest on notes receivable, and the gain recognized on the partial extinguishment of our 1% Convertible Subordinated Notes due August 2010. Our working capital accounts decreased $800.1 million on a net basis as a result of overall lower business volume, which also contributed to cash provided by operating activities. Net working capital, defined as current assets minus current liabilities, overall decreased to approximately $1.5 billion as of March 31, 2009 from $2.9 billion as of March 31, 2008. The primary difference between the $1.4 billion overall decrease in working capital and the $800.1 million contribution to cash provided from operations was primarily from $212.3 million in purchase accounting adjustments and acquired working capital balances attributable to acquisitions, and the reclassification of $195.0 million principal amount of our Zero Coupon Convertible Junior Subordinated Notes due July 31, 2009 to a current obligation.

Cash used in investing activities during fiscal year 2009 was $644.9 million. This resulted primarily from $462.1 million in net capital expenditures for equipment, $200.0 million for the acquisitions of businesses, and $14.8 million for contingent purchase price payments related to historical acquisitions.

Cash used in financing activities was $646.8 million during fiscal year 2009. This resulted primarily from $260.1 million in payments for the repurchase of 29.8 million of our ordinary shares, $226.2 million used to repurchase an aggregate principal amount of $260.0 million of the 1% Convertible Subordinated Notes due August 1, 2010 and $161.0 million used to repay borrowings outstanding under the $2.0 billion credit facility.

We continue to assess our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares.

Our free cash flow, which is calculated as cash provided by operations less net purchases of property, plant and equipment, was $463.5 million, $622.5 million and $854.7 million for fiscal 2011, 2010 and 2009, respectively. Free cash flow provided liquidity to redeem debt and repurchase ordinary shares.

For the fiscal periods indicated, certain key liquidity metrics were as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Days in trade accounts receivable	36 days	38 days	36 days
Days in inventory	43 days	47 days	44 days
Days in accounts payable	64 days	68 days	58 days
Cash conversion cycle	15 days	17 days	22 days

Days in trade accounts receivable was calculated as the average accounts receivable, reduced by the net cash benefit recognized by the company from our asset-backed securitization programs, for the current and prior fiscal years divided by annualized sales for the fiscal year by day. During the fiscal year ended March 31, 2011, days in trade accounts receivable decreased by two days to 36 days compared to the fiscal year ended March 31, 2010 as we were able to increase our sales by a greater percentage than our accounts receivable as a result of lower purchases during our fourth quarter. Deferred purchase price receivables included in trade receivables were $460.0 million, $135.4 million and $123.8 million for the years ended March 31, 2011, 2010 and 2009, respectively. Deferred purchase price receivables were recorded in Other current assets in the Consolidated Balance Sheets.

Days in inventory was calculated as the average inventory for the current and prior fiscal years divided by cost of sales for the fiscal year by day. During the fiscal year ended March 31, 2011, days in inventory decreased four days compared to the fiscal year ended March 31, 2010. The decrease in days in inventory is primarily attributable to the timing of purchases and cash payments.

Days in accounts payable was calculated as the average accounts payable for the current and prior fiscal years divided by annualized cost of sales for the fiscal year by day. During the fiscal year ended March 31, 2011, days in accounts payable decreased four days to 64 days compared to the fiscal year ended March 31, 2010 primarily due to decreased purchases of inventory in our fourth quarter.

Cash conversion cycle was calculated as days in trade receivables plus days in inventory, minus days in accounts payable. Cash conversion cycle is a measure of how efficient we are at managing our working capital. For the fiscal year ended March 31, 2011, our cash conversion cycle decreased two days to 15 days as compared with the fiscal year ended March 31, 2010 and decreased seven days compared to the fiscal year ended March 31, 2009.

Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization. We believe that our existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund our operations through at least the next twelve months.

Future liquidity needs will depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, and the levels of shipments and changes in the volumes of customer orders. Liquidity needs are also dependent upon the extent of cash charges associated with restructuring and integration activities.

Historically, we have funded operations from cash and cash equivalents generated from operations, proceeds from public offerings of equity and debt securities, bank debt and lease financings. We also continuously sell a designated pool of trade receivables under asset-backed securitization programs and sell certain trade receivables, which are in addition to the trade receivables sold in connection with these securitization agreements, to certain third-party banking institutions with limited recourse. In connection with new accounting standards that we adopted during the first quarter of fiscal year 2011, the accounts receivable factoring and the Global and North America Asset-Backed Securitization programs were amended such that the accounts receivables sold under these programs continue to be removed from our balance sheets. A portion of the purchase price is paid in cash and the balance is a deferred purchase price receivable, which is paid as payments on the receivables are collected from account debtors. The deferred purchase price receivable represents a beneficial interest in the transferred financial assets, and is recognized at fair value as part of the sale transaction. As of March 31, 2011 and 2010, we had sold receivables for cash totaling $654.7 million and $581.3 million, respectively, net of our participation through asset-backed security and other financing arrangements, which are not included in our Consolidated Balance Sheets. As of March 31, 2011 and 2010, the deferred purchase price receivable was approximately $460.0 million and $135.4 million, respectively and was recorded in Other current assets in our Consolidated Balance Sheets.

We anticipate that we will enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The sale or issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations and could increase debt service obligations. This increased indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, potentially affect our credit ratings, and may limit our ability to access additional capital or execute our business strategy. Any downgrades in credit ratings could adversely affect our ability to borrow as a result of more restrictive borrowing terms. We continue to asses our capital structure and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have a $2.0 billion revolving credit facility that expires in May 2012. As of March 31, 2011, there was $160.0 million of borrowings outstanding under the credit facility. The credit facility requires that we maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined. As of March 31, 2011, we were in compliance with the covenants under the credit facility.

We and certain of our subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $321.6 million in the aggregate under which there were approximately $1.6 million of borrowings outstanding as of March 31, 2011.

We have approximately $1.7 billion of borrowings outstanding under a term loan facility as of March 31, 2011. Of this amount, approximately $500.0 million matures in October 2012, and the remainder matures in October 2014. Loans under the facility amortize in quarterly installments in an amount equal to 1% per annum. The facility requires that we maintain a maximum ratio of total indebtedness to EBITDA, and as of March 31, 2011, we were in compliance with the covenants under the facility.

We have approximately $379.0 million of borrowings outstanding under the Asia term loan agreements as of March 31, 2011. The term loan agreements mature in September 2013 and February 2014. Borrowings under the term loans bear interest at LIBOR plus margins ranging between 2.15% and 2.30% and we paid non-refundable fees of $2.4 million at the inception of the loans.

Refer to the discussion in Note 4, "Bank Borrowings and Long-Term Debt" of the Notes to Consolidated Financial Statements for further details of the Company's debt obligations.

We have purchase obligations that arise in the normal course of business, primarily consisting of binding purchase orders for inventory related items and capital expenditures. Additionally, we have leased certain of our equipment under capital lease commitments, and certain of our facilities and equipment under operating lease commitments.

Future payments due under our purchase obligations, debt and related interest obligations and operating lease contracts are as follows:

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Greater Than 5 Years
			(In thousands)		
Contractual Obligations:					
Purchase obligations	$3,425,127	$3,425,127	$ —	$ —	$ —
Long-term debt and capital lease obligations	2,220,374	21,198	1,038,727	1,155,822	4,627
Interest on long-term debt obligations	146,880	53,167	77,817	15,433	463
Operating leases, net of subleases	580,366	136,925	198,420	107,411	137,610
Total contractual obligations	$6,372,747	$3,636,417	$1,314,964	$1,278,666	$142,700

Borrowings under our term loan facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. Interest expense in the table above is estimated based on LIBOR as of March 31, 2011.

We have excluded $134.6 million of liabilities for unrecognized tax benefits from the contractual obligations table as we cannot make a reasonably reliable estimate of the periodic cash settlements with the respective taxing authorities. See Note 8, "Income Taxes" of the Notes to Consolidated Financial Statements for further details.

Our purchase obligations can fluctuate significantly from period-to-period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2010, under our Global Asset-Backed Securitization program, we sold a designated pool of receivables to a third-party qualified special purpose entity, which in turn sold an undivided interest to an investment conduit administered by an unaffiliated financial institution. We participated in this securitization arrangement as an investor in the conduit. The fair value of our investment participation, together with our recourse obligation that approximated 5% of the total receivables sold, was approximately $135.4 million.

Effective September 29, 2010, the Global Asset-Backed Securitization agreement was amended to provide for the sale by the special purpose entity of 100% of the pool of receivables to an unaffiliated financial institution. Following their sale, these receivables are removed from our balance sheet. We continuously sell a designated pool of trade receivables under this program to the special purpose entity, which in turn sells the receivables to an unaffiliated financial institution under this program, and in addition to cash, we receive a deferred purchase price receivable for the receivables sold which are not paid for in cash. The deferred purchase price receivable we retain serves as additional credit support to the financial institution and is recorded at its estimated fair value. The fair value of our deferred purchase price receivable was approximately $361.9 million as of March 31, 2011.

As a result of new accounting guidance effective April 1, 2010 and an amendment to our North American Asset-Backed Securitization program, 100% of the accounts receivable sold under this program are removed from our balance sheet. We continuously sell a designated pool of trade receivables under this program to a special purpose entity, which in turn sells these receivables to investment conduits administered by an unaffiliated financial institution under this program, and in addition to cash, we receive a deferred purchase price receivable for the receivables sold which are not paid for in cash. The deferred purchase price receivable we retain serves as additional credit support to the investment conduits and is recorded at its estimated fair value. The fair value of our deferred purchase price receivable was approximately $98.1 million as of March 31, 2011.

Refer to Note 2, "Summary of Accounting Policies—Recent Accounting Pronouncements" of the Notes to Consolidated Financial Statements for further discussion.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2, "Summary of Accounting Policies" of the Notes to the Consolidated Financial Statements for recent accounting pronouncements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

INTEREST RATE RISK

A portion of our exposure to market risk for changes in interest rates relates to our investment portfolio, which consists of highly liquid investments with maturities of three months or less from original dates of purchase. We do not use derivative financial instruments in our investment portfolio. We place cash and cash equivalents with various major financial institutions and limit the amount of credit exposure to 20% of the issuer's or fund's total assets measured at the time of purchase or $10.0 million, whichever is greater. We protect our invested principal by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities and by constantly positioning the portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. Maturities of short-term investments are timed, whenever possible, to correspond with debt payments and capital investments. As of March 31, 2011, the outstanding amount in the investment portfolio was $0.4 billion, comprised mainly of money market funds with an average return of 1.53%. A hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

We had variable rate debt outstanding of approximately $2.2 billion as of March 31, 2011. Variable rate debt obligations primarily consisted of borrowings under the $1.7 billion term loan facility. Interest on the term loan facility is based at our option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. We also have a $2.0 billion revolving credit facility under which we had $160.0 million of borrowings outstanding as of March 31, 2011. Interest on this facility is based at our option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on our credit ratings.

During our 2011 fiscal year we entered into three Asia term loan agreements totaling $380.0 million in variable rate debt, of which the amount outstanding at March 31, 2011 was $379.0 million. Borrowings under the Asia term loans bear interest at LIBOR plus 2.15% to 2.30% and we paid non-refundable fees of $2.4 million at the inception of certain of the loans. Variable rate debt also included demand notes and certain variable lines of credit. These credit lines are located throughout the world and variable interest is generally based on a spread over that country's inter-bank offering rate.

Our variable rate debt instruments create exposures for us related to interest rate risk. Primarily due to the current low interest rates a hypothetical 10% change in interest rates would not be expected to have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

As of March 31, 2011, the approximate fair value of our debt outstanding under our $1.7 billion term loan facility was 99.3%, of the face value of the debt obligation, based on broker trading prices. Our Asia term loans are not traded publicly; however, as the pricing, maturity and other pertinent terms of these loans closely approximate those of the $1.7 billion term loan facility, management estimates the respective fair values would be approximately the same.

FOREIGN CURRENCY EXCHANGE RISK

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. To the extent possible, we manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management. In addition,

Annual Report

we borrow in various foreign currencies and enter into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, mainly accounts receivable and accounts payable, and cash flows denominated in non-functional currencies.

We endeavor to maintain a fully hedged position for certain transaction exposures. These exposures are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The credit risk of our foreign currency forward and swap contracts is minimized since all contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution was not material. The gains and losses on forward and swap contracts generally offset the losses and gains on the assets, liabilities and transactions hedged. The fair value of currency forward and swap contracts is reported on the balance sheet. The aggregate notional amount of outstanding contracts as of March 31, 2011 amounted to $2.4 billion and the recorded fair values of the associated asset and/or liability were not material. The majority of these foreign exchange contracts expire in less than three months and all expire within one year. They will settle in Australian dollar, Brazilian real, British pound, Canadian dollar, China renminbi, Czech koruna, Danish krone, Euro, Hungarian forint, Indian rupee, Israeli shekel, Japanese yen, Malaysian ringgit, Mexican peso, Norwegian krone, Polish zloty, Romanian lei, Singapore dollar, Swedish krona, Swiss franc, Taiwan dollar and U.S. dollar.

Based on our overall currency rate exposures as of March 31, 2011, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flextronics International Ltd.
Singapore

We have audited the accompanying consolidated balance sheets of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Flextronics International Ltd. and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 23, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 23, 2011

Annual Report

FLEXTRONICS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2011	2010
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,748,471	$ 1,927,556
Accounts receivable, net of allowance for doubtful accounts of $13,388 and $13,163 as of March 31, 2011 and 2010, respectively	2,629,633	2,438,950
Inventories	3,550,286	2,875,819
Other current assets	1,125,809	747,676
Total current assets	9,054,199	7,990,001
Property and equipment, net	2,141,063	2,118,576
Goodwill and other intangible assets, net	213,083	254,717
Other assets	224,807	279,258
Total assets	$11,633,152	$10,642,552
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings, current portion of long-term debt and capital lease obligations	$ 21,179	$ 266,551
Accounts payable	5,081,898	4,447,968
Accrued payroll	381,188	347,324
Other current liabilities	1,344,666	1,285,368
Total current liabilities	6,828,931	6,347,211
Long-term debt and capital lease obligations, net of current portion	2,199,195	1,990,258
Other liabilities	310,330	320,516
Commitments and contingencies (Note 7)		
Shareholders' equity		
Ordinary shares, no par value; 830,745,010 and 843,208,876 issued, and 756,993,938 and 813,429,154 outstanding as of March 31, 2011 and 2010, respectively	8,865,556	8,924,769
Treasury stock, at cost; 73,751,072 and 29,779,722 shares as of March 31, 2011 and 2010, respectively	(523,110)	(260,074)
Accumulated deficit	(6,068,504)	(6,664,723)
Accumulated other comprehensive income (loss)	20,754	(15,405)
Total shareholders' equity	2,294,696	1,984,567
Total liabilities and shareholders' equity	$11,633,152	$10,642,552

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
Net sales	$28,679,925	$24,110,733	$30,948,575
Cost of sales	27,094,999	22,800,733	29,513,011
Restructuring charges	—	92,458	155,134
Gross profit	1,584,926	1,217,542	1,280,430
Selling, general and administrative expenses	816,349	767,134	979,060
Intangible amortization	70,913	89,615	135,872
Goodwill impairment charge	—	—	5,949,977
Restructuring charges	—	15,070	24,651
Other charges, net	6,267	206,895	89,262
Interest and other expense, net	75,800	155,603	231,917
Income (loss) before income taxes	615,597	(16,775)	(6,130,309)
Provision for (benefit from) income taxes	19,378	(35,369)	5,209
Net income (loss)	$ 596,219	$ 18,594	$ (6,135,518)
Earnings (loss) per share:			
Net income (loss):			
Basic	$ 0.77	$ 0.02	$ (7.47)
Diluted	$ 0.75	$ 0.02	$ (7.47)
Weighted-average shares used in computing per share amounts:			
Basic	777,315	811,677	820,955
Diluted	790,192	821,112	820,955

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Net income (loss)	$596,219	$18,594	$(6,135,518)
Other comprehensive income:			
Foreign currency translation adjustments	12,883	16,409	(32,357)
Unrealized gain (loss) on derivative instruments, and other income (loss)	23,276	25,635	(22,983)
Comprehensive income (loss)	$632,378	$60,638	$(6,190,858)

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares				
	Shares Outstanding	Amount	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
			(In thousands)		
BALANCE AT MARCH 31, 2008	835,203	$8,790,740	$ (547,799)	$ (2,109)	$ 8,240,832
Repurchase of ordinary shares at cost	(29,780)	(260,074)	—	—	(260,074)
Issuance of ordinary shares for acquisitions	141	270	—	—	270
Exercise of stock options	2,243	13,848	—	—	13,848
Issuance of vested shares under share bonus awards	1,826	—	—	—	—
Net loss	—	—	(6,135,518)	—	(6,135,518)
Stock-based compensation, net of tax	—	57,150	—	—	57,150
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(22,983)	(22,983)
Foreign currency translation	—	—	—	(32,357)	(32,357)
BALANCE AT MARCH 31, 2009	809,633	8,601,934	(6,683,317)	(57,449)	1,861,168
Exercise of stock options	2,497	6,026	—	—	6,026
Issuance of vested shares under share bonus awards	1,299	—	—	—	—
Net income	—	—	18,594	—	18,594
Stock-based compensation, net of tax	—	56,735	—	—	56,735
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	25,635	25,635
Foreign currency translation	—	—	—	16,409	16,409
BALANCE AT MARCH 31, 2010	813,429	8,664,695	(6,664,723)	(15,405)	1,984,567
Repurchase of ordinary shares at cost	(65,411)	(400,400)	—	—	(400,400)
Exercise of stock options	6,217	23,299	—	—	23,299
Issuance of vested shares under share bonus awards	2,759	—	—	—	—
Net income	—	—	596,219	—	596,219
Stock-based compensation, net of tax	—	54,852	—	—	54,852
Unrealized gain (loss) on derivative instruments, and other income (loss)	—	—	—	23,276	23,276
Foreign currency translation	—	—	—	12,883	12,883
BALANCE AT MARCH 31, 2011	756,994	$8,342,446	$(6,068,504)	$ 20,754	$ 2,294,696

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 596,219	$ 18,594	$ (6,135,518)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other impairment charges	471,668	707,530	693,597
Goodwill impairment charge	—	—	5,949,977
Provision for doubtful accounts	4,043	44,066	73,845
Non-cash interest income and other	2,831	36,583	(35,553)
Stock-based compensation	55,237	56,474	56,914
Deferred income taxes and other non-cash income taxes	(51,198)	(108,272)	(19,899)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	26,519	(121,194)	1,025,434
Inventories	(664,738)	141,754	1,128,936
Other current and noncurrent assets	(337,057)	19,189	242,525
Accounts payable	609,868	413,053	(1,212,108)
Other current and noncurrent liabilities	143,952	(408,861)	(451,371)
Net cash provided by operating activities	857,344	798,916	1,316,779
Cash flows from investing activities:			
Purchases of property and equipment	(470,702)	(234,517)	(513,987)
Proceeds from the disposition of property, plant, and equipment	76,833	58,054	51,908
Acquisition of businesses, net of cash acquired	(16,966)	(75,901)	(214,496)
Proceeds from divestitures of operations, net	625	—	5,269
Other investments and notes receivable, net	(3,031)	260,188	26,450
Net cash provided by (used in) investing activities	(413,241)	7,824	(644,856)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	3,737,631	792,856	11,259,472
Repayments of bank borrowings and long-term debt	(3,686,731)	(1,002,668)	(11,433,848)
Payments for early repurchase of long-term debt	(315,495)	(509,486)	(226,199)
Payments for repurchases of ordinary shares	(400,400)	—	(260,074)
Proceeds from exercise of stock options	23,299	6,026	13,848
Net cash (used in) financing activities	(641,696)	(713,272)	(646,801)
Effect of exchange rates on cash	18,508	12,202	76,816
Net change in cash and cash equivalents	(179,085)	105,670	101,938
Cash and cash equivalents, beginning of year	1,927,556	1,821,886	1,719,948
Cash and cash equivalents, end of year	$ 1,748,471	$ 1,927,556	$ 1,821,886

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company's operations have expanded over the years by a combination of internal expansion and acquisitions. The Company is a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor capital equipment, clean technology, aerospace and defense, and white goods; automotive and marine; and medical devices. The Company's strategy is to provide customers with a full range of vertically-integrated global supply chain services through which the Company designs, builds, ships and services a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid and flexible printed circuit board fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, warranty services, re-manufacturing and maintenance) and multiple component product offerings. Additionally, the Company provides market-specific design and engineering services ranging from contract design services ("CDM"), where the customer purchases services on a time and materials basis, to original product design and manufacturing services, where the customer purchases a product that was designed, developed and manufactured by the Company (commonly referred to as original design manufacturing, or "ODM"). ODM products are then sold by the Company's OEM customers under the OEM's brand names. The Company's CDM and ODM services include user interface and industrial design, mechanical engineering and tooling design, electronic system design and printed circuit board design.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and year ends on March 31 of each year. The first fiscal quarter ended on July 2, 2010, July 3, 2009 and June 27, 2008, respectively and the second fiscal quarter ended on October 1, 2010, October 2, 2009 and September 26, 2008, respectively. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a noncontrolling interest for the ownership of the noncontrolling owners. As of March 31, 2011 and 2010, noncontrolling interest was not material. The associated noncontrolling owners' interest in the income or losses of these companies has not been material to the Company's results of operations for fiscal years 2011, 2010 and 2009, and has been classified within Interest and other expense, net, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; fair values of assets and liabilities obtained in business combinations and the fair values of stock

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

options and share bonus awards granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for fiscal years 2011, 2010 and 2009, and have been classified as a component of interest and other expense, net in the consolidated statement of operations.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for the 2011, 2010 and 2009 fiscal years.

The Company provides services for its customers that range from contract design to original product design to repair services. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services were less than 10% of the Company's total sales in the 2011, 2010 and 2009 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations.

During fiscal year 2009, the Company incurred $262.7 million of charges relating to Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise experienced significant financial and liquidity difficulties. Of these charges, the Company classified approximately $189.5 million in cost of sales related to the write-down of inventory and associated contractual obligations and $73.3 million as selling, general and administrative expenses for provisions for doubtful accounts during fiscal year 2009. In November 2009, the Company agreed to a settlement with Nortel primarily related to pre-bankruptcy petition claims and revised its estimates related to the recovery of Nortel accounts receivable, certain retirement and contractual obligations and

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

other claims. In addition, the Company has continued to recover amounts related to previously reserved inventory as a result of continuing business with Nortel post bankruptcy. As a result, during fiscal year 2010, the Company recorded a net $2.3 million reduction to the original charge. During fiscal year 2011, the Company reached settlements relating to the majority of the outstanding claims, which did not result in a material impact to the financial statements. The Company does not expect to incur any additional charges relating to Nortel or the other customers referenced above.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash and cash equivalents, investments, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2011, 2010 and 2009:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts:				
Year ended March 31, 2009	$16,732	$73,845	$(61,557)	$29,020
Year ended March 31, 2010	$29,020	$44,066	$(59,923)	$13,163
Year ended March 31, 2011	$13,163	$ 4,043	$ (3,818)	$13,388

One customer accounted for approximately 11% of the Company's net sales in fiscal 2011. Two different customers accounted for approximately 10% and 11% of the Company's net sales in fiscal years 2010 and 2009. The Company's ten largest customers accounted for approximately 52%, 47% and 50% of its net sales, in fiscal years 2011, 2010 and 2009, respectively. As of March 31, 2011 and 2010, no single customer accounted for greater than 10% of the Company's total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the issuer's or the fund's total assets measured at the time of purchase or $10.0 million, whichever is greater.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives at Note 5.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2011	2010
	(In thousands)	
Cash and bank balances	$1,372,711	$ 715,146
Money market funds and time deposits	375,760	1,212,410
	$1,748,471	$1,927,556

Annual Report

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2011	2010
	(In thousands)	
Raw materials	$2,271,944	$1,874,244
Work-in-progress	579,047	480,216
Finished goods	699,295	521,359
	$3,550,286	$2,875,819

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment was comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2011	2010
		(In thousands)	
Machinery and equipment	3 - 10	$ 2,515,669	$ 2,286,988
Buildings	30	1,019,970	963,460
Leasehold improvements	up to 30	279,981	250,373
Furniture, fixtures, computer equipment and software	3 - 7	389,853	367,206
Land	—	134,187	137,959
Construction-in-progress	—	102,016	145,925
		4,441,676	4,151,911
Accumulated depreciation and amortization		(2,300,613)	(2,033,335)
Property and equipment, net		$ 2,141,063	$ 2,118,576

Total depreciation expense associated with property and equipment amounted to approximately $397.3 million, $375.9 million and $385.5 million in fiscal years 2011, 2010 and 2009, respectively. Property and equipment excludes assets no longer in use and held for sale as a result of restructuring activities, as discussed in Note 9.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to Note 9, "Restructuring Charges" for a discussion of impairment charges recorded in fiscal year 2009.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangibles

Goodwill is tested for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The Company has one reporting unit: Electronic Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. The Company completed its annual impairment test during its fourth quarter of fiscal year 2011 and determined that no impairment existed as of the date of the impairment test. The fair value of the reporting unit significantly exceeded the carrying value.

During its third fiscal quarter of 2009, which ended December 31, 2008, the Company concluded that an interim goodwill impairment analysis was required. Pursuant to the accounting guidance for goodwill and other intangible assets, the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the Company is compared to its carrying value. In connection with the preparation of interim financial statements for the period ended December 31, 2008, management completed a valuation of the Company, which incorporated existing market-based considerations as well as a discounted cash flow methodology based on current results and projections, and concluded the estimated fair value of the Company was less than its net book value. Accordingly the guidance required a second step to determine the implied fair value of the Company's goodwill, and to compare it to the carrying value of the Company's goodwill. This second step included valuing all of the tangible and intangible assets and liabilities of the Company as if it had been acquired in a business combination, including valuing all of the Company's intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. The result of this assessment indicated that the implied fair value of goodwill as of that date was zero. As a result, the Company recognized a non-cash impairment charge of approximately $5.9 billion during the quarter ended December 31, 2008 to write-off the entire carrying value of its goodwill.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following table summarizes the activity in the Company's goodwill account during fiscal years 2011 and 2010:

	As of March 31, 2011	As of March 31, 2010
	(In thousands)	
Balance, beginning of the year, net of accumulated impairment of $5,949,977	$84,360	$36,776
Additions(1)	7,119	17,635
Purchase accounting adjustments and reclassification to other intangibles(2)	1,170	31,646
Foreign currency translation adjustments	558	(1,697)
Balance, end of period, net of accumulated impairment of $5,949,977	$93,207	$84,360

(1) For fiscal years 2011 and 2010, additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. Refer to the discussion of the Company's acquisitions in Note 11, "Business and Asset Acquisitions and Divestitures."

(2) Includes adjustments and reclassifications resulting from management's review and finalization of the valuation of assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition, based on management's estimates. Adjustments and reclassifications during fiscal years 2011 and 2010 were attributable to purchase accounting adjustments for certain historical acquisitions that were not individually, nor in the aggregate, significant to the Company. Refer to the discussion of the Company's acquisitions in Note 11, "Business and Asset Acquisitions and Divestitures."

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets concurrent with its testing of goodwill for impairment for the period ended March 31, 2011 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangibles, which primarily include contractual agreements and customer relationships; and licenses and other intangibles, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Generally customer-related intangibles are amortized on an accelerated method based on expected cash flows, generally over a period of up to eight years, and licenses and other intangibles generally over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal years 2011 and 2010, the Company did not have any material additions to intangible assets. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The components of acquired intangible assets are as follows:

	As of March 31, 2011			As of March 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)			(In thousands)	
Intangible assets:						
Customer-related intangibles	$378,412	$(283,732)	$ 94,680	$506,595	$(355,409)	$151,186
Licenses and other intangibles	44,915	(19,719)	25,196	54,792	(35,621)	19,171
Total	$423,327	$(303,451)	$119,876	$561,387	$(391,030)	$170,357

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Total intangible amortization expense recognized during fiscal years 2011, 2010 and 2009 was $70.9 million, $89.6 million and $135.9 million, respectively. As of March 31, 2011, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.0 years and 3.5 years for customer-related intangibles, and licenses and other intangibles, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount (In thousands)
2012	$ 44,986
2013	31,234
2014	21,173
2015	11,400
2016	5,669
Thereafter	5,414
Total amortization expense	$119,876

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the consolidated statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Additional information is included in Note 5.

Other Current Assets / Other Assets

Other current assets includes approximately $460.0 million as of March 31, 2011 for the deferred purchase price receivable from our Global and North American Asset-Backed Securitization programs and approximately $135.4 million as of March 31, 2010 for the deferred purchase price receivable and investment participation in the qualified special purpose entity from the Global Asset-Backed Securitization program. See Note 6 for additional information regarding the Company's participation in its trade receivables securitization programs.

The Company has certain equity investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment indicators and makes appropriate reductions in carrying values as required. Fair values of these investments, when required, are estimated using unobservable inputs, primarily discounted cash flow projections.

As of March 31, 2011 and 2010, the Company's equity investments in non-majority owned companies totaled $34.0 million and $27.3 million, respectively, of which $1.7 million and $1.9 million, respectively, were accounted for using the equity method. The equity in the earnings or losses of the Company's equity method investments were not material to the consolidated results of operations for fiscal years 2011, 2010 and 2009.

During fiscal 2011, the Company recognized a gain of approximately $18.6 million, associated with the sale of an equity investment that was previously fully impaired, which is included in Other charges, net in the Consolidated Statement of Operations.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

During fiscal 2010, total impairment charges related to the Company's equity investments and notes receivable for fiscal year 2010 were approximately $199.4 million and are included in Other charges, net in the Consolidated Statements of Operations. During fiscal year 2009, the Company recognized an approximate $74.1 million impairment charge to write-down notes receivable from an affiliate to its expected recoverable amount, which was included in Other charges, net in the Consolidated Statements of Operations.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans. See Note 9 for additional information regarding restructuring charges.

Stock-Based Compensation

Equity Compensation Plans

The Company historically granted equity compensation awards to acquire the Company's ordinary shares under four plans, the 2001 Equity Incentive Plan, the 2002 Interim Incentive Plan, the Solectron Corporation 2002 Stock Plan and the 2004 Award Plan for New Employees, which we refer to in this note as the Company's Prior Plans. As of March 31, 2011, the Company grants equity compensation awards under the 2010 Equity Incentive Plan (the "2010 Plan"), which was approved and adopted by the Company's shareholders at the Company's 2010 Annual General Meeting on July 23, 2010. Since the adoption of the 2010 Plan, no further awards are made under the Prior Plans and ordinary shares available for future grant under such Prior Plans became available for grant under the 2010 Plan including shares subject to outstanding equity awards under such Prior Plans that become available for future grants as a result of the forfeiture, expiration or termination of such awards under the Prior Plans. As of March 31, 2011, the Company had approximately 56.4 million shares available for grants under the 2010 Plan. Options issued to employees under the 2010 Plan generally vest over four years and expire seven years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and may not be less than the closing price of the Company's ordinary shares on the date of grant.

The Company grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three to five year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Cost of sales	$10,249	$10,847	$ 9,283
Selling, general and administrative expenses	44,988	45,627	47,631
Total stock-based compensation expense	$55,237	$56,474	$56,914

As required by the authoritative guidance for stock-based compensation, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. Total stock-based compensation capitalized as part of inventory during the fiscal years ended March 31, 2011 and 2010 was not material.

As of March 31, 2011, the total compensation cost related to unvested stock options granted to employees under the Company's equity compensation plans, but not yet recognized, was approximately $30.9 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 1.3 years and will be adjusted for estimated forfeitures. As of March 31, 2011, the total unrecognized compensation cost related to unvested share bonus awards granted to employees under the Company's equity compensation plans was approximately $83.9 million. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 2.3 years and will be adjusted for estimated forfeitures. Approximately $22.8 million of the unrecognized compensation cost is related to share bonus awards where vesting is contingent upon meeting both a service requirement and achievement of longer-term goals. As of March 31, 2011, achievement of these goals was probable for 322,500 of these awards and approximately $3.2 million of compensation expense related to the awards expected to vest was recognized in fiscal year 2011.

Cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows pursuant to the authoritative guidance. During fiscal years 2011, 2010 and 2009, the Company did not recognize any excess tax benefits as a financing cash inflow related to its equity compensation plans.

Determining Fair Value

Valuation and Amortization Method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term—The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility—The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Expected Dividend—The Company has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Company's stock options granted to employees for fiscal years 2011, 2010 and 2009, other than those granted in connection with the option exchange in fiscal year 2010 and those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Expected term	4.1 years	4.5 years	4.2 years
Expected volatility	46.9%	53.8%	51.0%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.6%	1.3%	2.2%
Weighted-average fair value	$2.80	$2.75	$2.22

Options granted during the 2011, 2010 and 2009 fiscal years had contractual lives of seven years.

During the 2009 fiscal year, 2.7 million options were granted to certain key employees which vest over a period of four years. These options expire seven years from the date of grant and are exercisable only when the Company's stock price is $12.50 per share, or above. The fair value of these options was estimated to be $4.25 per option and were calculated using a lattice model.

Stock-Based Awards Activity

On July 14, 2009, the Company launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible outstanding stock options for a lesser amount of replacement stock options with new exercise prices equal to the closing price of the Company's ordinary shares on the date of exchange (the "Exchange"). The Exchange offer was not open to the Company's Board of Directors or its executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. Outstanding options covering approximately 29.8 million shares were eligible to participate in the Exchange.

The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of 7 years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, the Company will recognize approximately $1.8 million in incremental compensation expense over the expected service period of the replacement grants' vesting terms.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following is a summary of option activity for the Company's equity compensation plans, ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31,					
	2011		2010		2009	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	62,868,569	$7.16	81,927,879	$ 9.13	52,541,413	$11.67
Granted	2,063,748	7.21	869,600	6.17	43,586,251	6.21
Granted under option exchange program	—	—	16,867,452	5.57	—	—
Exercised	(6,215,867)	7.44	(2,496,254)	6.54	(2,242,639)	6.13
Forfeited	(4,773,992)	6.55	(6,376,879)	9.50	(11,957,146)	10.16
Cancelled under option exchange program	—	—	(27,923,229)	11.85	—	—
Outstanding, end of fiscal year	53,942,458	$7.61	62,868,569	$ 7.16	81,927,879	$ 9.13
Options exercisable, end of fiscal year	34,237,404	$9.23	24,989,665	$10.71	34,329,956	$12.51

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $22.9 million, $10.3 million and $6.3 million during fiscal years 2011, 2010 and 2009, respectively.

Cash received from option exercises under all equity compensation plans was $23.3 million, $6.0 million and $13.8 million for fiscal years 2011, 2010 and 2009, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 - $ 2.26	14,120,595	4.72	$ 2.21	4,933,133	$ 2.19
$ 3.39 - $ 5.75	12,506,064	5.36	5.55	6,506,154	5.56
$ 5.87 - $ 7.07	1,481,659	3.86	6.31	756,198	5.92
$ 7.08 - $10.59	12,623,012	3.85	9.64	8,855,491	9.69
$10.67 - $11.41	1,517,458	4.84	11.13	1,496,925	11.13
$11.53 - $13.98	8,094,953	3.44	12.42	8,090,786	12.42
$14.34 - $23.02	3,598,717	2.32	17.09	3,598,717	17.09
$ 1.94 - $23.02	53,942,458	4.29	$ 7.61	34,237,404	$ 9.23
Options vested and expected to vest	52,893,459	4.27	$ 7.66		

As of March 31, 2011, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $100.2 million, $97.3 million and $39.7 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2011 for the approximately 28.6 million options that were in-the-money at March 31, 2011. As of March 31, 2011, the weighted average remaining contractual life for options exercisable was 3.9 years.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following table summarizes the Company's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2011		2010		2009	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	8,801,609	$10.31	10,456,905	$10.31	8,866,364	$10.70
Granted	9,739,375	7.01	523,229	7.08	4,364,194	9.30
Vested	(2,758,593)	10.37	(1,299,357)	8.98	(1,825,252)	9.41
Forfeited	(1,980,449)	9.74	(879,168)	10.40	(948,401)	11.08
Unvested share bonus awards outstanding, end of fiscal year	13,801,942	$ 8.04	8,801,609	$10.31	10,456,905	$10.31

Of the unvested share bonus awards granted under the Company's equity compensation plans during fiscal year 2011, 1,200,000 represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting a certain market condition. The number of shares that ultimately will vest are based on a measurement of Flextronics's total shareholder return against the Standard and Poor's ("S&P") 500 Composite Index. The actual number of shares issued can range from zero to 1,800,000. These awards vest over a period of four years, subject to achievement of total shareholder return levels relative to the S&P 500 Composite Index. The grant-date fair value of these awards was estimated to be $7.32 per share and was calculated using a Monte Carlo simulation.

Of the unvested share bonus awards granted under the Company's equity compensation plans during fiscal year 2009, 1,930,000 were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over a period of three to five years. As of March 31, 2011, achievement of these goals was probable for 322,500 of these awards. Compensation expense for share bonus awards with both a service and a performance condition is being recognized on a graded attribute basis over the requisite contractual or derived service period of the awards.

The total intrinsic value of shares vested under the Company's equity compensation plans was $19.6 million, $7.0 million and $17.2 million during fiscal years 2011, 2010 and 2009, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Earnings (Loss) Per Share

Basic earnings per share exclude dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share:

	Fiscal Year Ended March 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
Basic earnings (loss) per share:			
Net income (loss)	$596,219	$ 18,594	$(6,135,518)
Shares used in computation:			
Weighted-average ordinary shares outstanding	777,315	811,677	820,955
Basic earnings (loss) per share	$ 0.77	$ 0.02	$ (7.47)
Diluted earnings (loss) per share:			
Net income (loss)	$596,219	$ 18,594	$(6,135,518)
Shares used in computation:			
Weighted-average ordinary shares outstanding	777,315	811,677	820,955
Weighted-average ordinary share equivalents from stock options and awards(1)	12,877	9,435	—
Weighted-average ordinary share equivalents from convertible notes(2)	—	—	—
Weighted-average ordinary shares and ordinary share equivalents outstanding	790,192	821,112	820,955
Diluted earnings (loss) per share	$ 0.75	$ 0.02	$ (7.47)

(1) Ordinary share equivalents from stock options to purchase approximately 25.5 million, 38.1 million and 61.5 million shares during fiscal years 2011, 2010 and 2009, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods. Additionally, as a result of the company's net loss, ordinary share equivalents from approximately 1.6 million options and share bonus award were excluded from the calculation of diluted earnings (loss) per share during the twelve-month period ended March 31, 2009.

(2) During fiscal year 2011 the Company redeemed its 1% Convertible Subordinated Notes upon maturity. The notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price) in stock. The conversion price was $15.525 per share (subject to certain adjustments). During fiscal years 2010 and 2009, the conversion obligation was less than the principal portion of these notes and accordingly, no additional shares were included as ordinary share equivalents

On July 31, 2009, the principal amount of the Company's Zero Coupon Convertible Junior Subordinated Notes was settled in cash upon maturity. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price) in stock. The conversion price was $10.50 per share. On the maturity date the Company's stock price was less than the conversion price, and therefore no shares were issued.

Recent Accounting Pronouncements

In June 2009, a new accounting standard was issued which amends the consolidation guidance applicable to variable interest entities ("VIEs"), the approach for determining the primary beneficiary of a VIE, and disclosure requirements of a company's involvement with VIEs. Also in June 2009, a new accounting standard was issued which removes the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

initial measurement of a transferor's interest in transferred financial assets. These standards are effective for fiscal years beginning after November 15, 2009 and were adopted by the Company effective April 1, 2010. The adoption of these standards did not impact the Company's consolidated statement of operations. Upon adoption, accounts receivables sold in the Global Asset-Backed Securitization program were consolidated by the Company and remained on its balance sheet; cash received from the program was treated as a bank borrowing on the Company's balance sheet and as a financing activity in the statement of cash flows. As a result of the adoption of these standards, the Company recorded accounts receivables and related bank borrowings of $217.1 million as of April 1, 2010. In September 2010 the securitization agreement was amended such that sales of accounts receivable from this program are accounted for as sales of financial assets and are removed from the consolidated balance sheets. Cash received from the sale of accounts receivables, under this program, including amounts received for the beneficial interest that are paid upon collection of accounts receivables, are reported as cash provided by operating activities in the statement of cash flows (see Note 6).

The North American Asset-Backed Securitization program and the accounts receivable factoring program were amended effective concurrent with the implementation of these new accounting standards in the first fiscal quarter ended July 2, 2010, such that sales of accounts receivable from these programs continue to be accounted for as sales of financial assets and are removed from the consolidated balance sheets. Cash received from the sale of accounts receivables under these programs, including amounts received for the beneficial interest that are paid upon collection of accounts receivables, are reported as cash provided by operating activities in the statement of cash flows (see Note 6).

3. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2011	2010	2009
	(In thousands)		
Net cash paid (received) for:			
Interest	$83,133	$126,327	$178,641
Income taxes	$77,690	$ 89,973	$ (56,315)
Non-cash investing and financing activities:			
Issuance of ordinary shares for acquisition of businesses	$ —	$ —	$ 270

4. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31,	
	2011	2010
	(In thousands)	
Term Loan Agreement, including current portion, due in installments through October 2014	$1,674,435	$1,691,775
Asia Term Loans	379,000	—
Outstanding under revolving line of credit	160,000	—
1.00% convertible subordinated notes due August 2010	—	234,240
6.25% senior subordinated notes due November 2014	—	302,172
Other	6,437	26,643
	2,219,872	2,254,830
Current portion	(20,930)	(265,954)
Non-current portion	$2,198,942	$1,988,876

4. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Maturities for the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount (In thousands)
2012	$ 20,930
2013	651,922
2014	386,688
2015	1,155,705
2016	—
Thereafter	4,627
Total	$2,219,872

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Company entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2011 and 2010, there were $160.0 million and $0, respectively, outstanding under the credit facility. Borrowings under the credit facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. The Company is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Company's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Company is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2011, the Company was in compliance with the covenants under the credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $321.6 million in the aggregate, under which there were approximately $1.6 million and $6.7 million of borrowings outstanding as of March 31, 2011 and 2010, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter—bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2012. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

1% Convertible Subordinated Notes

During August 2010, the Company paid $240.0 million to redeem the 1% Convertible Subordinated Notes at par upon maturity plus accrued interest. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of conversion value over the conversion price) in stock. The conversion price was $15.525 per share (subject to certain adjustments). On the maturity date, the Company's stock price was less than the conversion price, and therefore no ordinary shares were issued.

4. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

6.5% Senior Subordinated Notes

On March 19, 2010, the Company paid approximately $306.3 million to redeem the aggregate principal balance of $299.8 million of these notes at a redemption price of 102.167% of the principal amount. The Company recognized a loss associated with the early redemption of the notes of approximately $10.5 million during the fiscal year ended March 31, 2010, consisting of the redemption price premium of approximately $6.5 million, and approximately $4.0 million for transaction costs and the write-off of unamortized debt costs. The loss is recorded in Other charges, net in the Consolidated Statements of Operations.

During June 2009, the Company paid approximately $101.8 million to purchase an aggregate principal amount of $99.8 million of these Notes in a cash tender offer. The cash paid included $2.3 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and were being recognized as a component of interest expense over the remaining life of the Notes until the redemption noted above. The Company recognized a $2.3 million loss during fiscal year 2010 associated with the partial extinguishment of the Notes, which included approximately $2.6 million for transaction costs and the write-down of related debt issuance costs. In conjunction with the tender offer, the Company obtained consents to certain amendments to the restricted payments covenants and certain related definitions in the indenture under which the Notes were issued. The amendments permitted the Company greater flexibility to purchase or make other payments in respect of its equity securities and debt that was subordinated to the Notes and to make certain other restricted payments under the indenture.

6.25% Senior Subordinated Notes

During December 2010, the Company paid approximately $308.5 million to redeem the aggregate principal balance of $302.2 million of these notes at a redemption price of 102.083% of the principal amount. The Company recognized a loss associated with the early redemption of the notes of approximately $13.2 million during the fiscal year ended March 31, 2011, consisting of the redemption price premium of approximately $6.3 million, and approximately $6.9 million primarily for the write-off of the unamortized debt issuance costs. The loss is recorded in Other charges, net in the Consolidated Statement of Operations.

During June 2009, the Company paid approximately $101.3 million to purchase an aggregate principal amount of $99.9 million of these Notes in a cash tender offer. The cash paid included $6.5 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and are being recognized as a component of interest expense over the remaining life of the Notes. The Company recognized a $2.3 million gain during fiscal year 2010 associated with the partial extinguishment of the Notes, net of approximately $2.7 million for transaction costs and the write-down of related debt issuance costs.

Term Loan Agreement

In connection with the Company's acquisition of Solectron Corporation ("Solectron"), the Company entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for certain of Solectron's notes in connection with the acquisition, and to pay any related fees and expenses including acquisition related costs.

On October 1, 2007, the Company borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, the Company borrowed an additional $175.0 million to fund its repurchase and redemption of certain outstanding debt of Solectron. On February 29, 2008, the Company borrowed the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of additional Solectron debt. The maturity date of these loans

4. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

is seven years from the date of the Term Loan Agreement. These loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. Borrowings under the Term Loan Agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2011, the Company was in compliance with the covenants under the Term Loan Agreement.

As of March 31, 2011, the Company had approximately $1.7 billion of borrowings outstanding under the Term Loan Agreement.

Asia Term Loans

On September 27, 2010, the Company entered into a $50.0 million term loan agreement with a bank based in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan agreement matures on September 27, 2013. Borrowings under the term loan bear interest at LIBOR plus 2.30%. The Company, at its election, may convert the loan (in whole or in part) to bear interest at the higher of the Federal Funds rate plus 0.5% or the prime rate plus, in each case 1.0%. Principal payments of $500,000 are due quarterly with the balance due on the maturity date. The Company has the right to prepay any part of the loan without penalty. Borrowings under the term loan agreement are guaranteed by certain subsidiaries of the Company.

On September 28, 2010, the Company entered into a $130.0 million term loan facility with a bank in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan facility matures on September 28, 2013. Borrowings under the facility bear interest at LIBOR plus a margin of 2.15%, and the Company paid a non-refundable fee of $1.4 million at the inception of the loan. The Company has the right to prepay any part of the loan without penalty.

On February 17, 2011, the Company entered into a $200.0 million term loan facility with a bank in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan facility matures on February 17, 2014. Borrowings under the facility bear interest at LIBOR plus a margin of 2.28%, and the Company paid a non-refundable fee of $1.0 million at the inception of the loan. The Company has the right to prepay any part of the loan without penalty.

The term loan agreements are unsecured, and contain customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The term loan agreements also require the Company maintain a maximum ratio of total indebtedness to EBITDA during the terms of the agreements. As of March 31, 2011, the Company was in compliance with the covenants under these facilities.

Fair Values

As of March 31, 2011, the approximate fair value of the Company's debt outstanding under its $1.7 billion Term Loan Agreement was 99.3% of the face value of the debt obligation based on broker trading prices. The

4. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Company's Asia Term Loans are not traded publicly; however, as the pricing, maturity and other pertinent terms of these loans closely approximate those of the $1.7 billion Term Loan Agreements, management estimates the respective fair values would be approximately the same. As of March 31, 2010, the approximate fair values of the Company's 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 101.0%, 99.18% and 95.58% of the face values of the debt obligations, respectively, based on broker trading prices.

Interest Expense

For the fiscal years ended March 31, 2011, 2010 and 2009, the Company recognized total interest expense of $96.1 million, $158.1 million and $245.5 million, respectively, on its debt obligations outstanding during the period.

5. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's cash equivalents are comprised of cash and bank deposits and money market accounts, and are valued using level two inputs. The amount invested in any single issuer or fund may not exceed 20% of the issuer's or the fund's total assets measured at the time of purchase or $10 million, whichever is greater.

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Company's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution was not material.

5. FINANCIAL INSTRUMENTS (Continued)

As of March 31, 2011, the aggregate notional amount of the Company's outstanding foreign currency forward and swap contracts was $2.4 billion as summarized below:

Currency	Buy/Sell	Foreign Currency Amount	Notional Contract Value in USD
		(In thousands)	
Cash Flow Hedges			
CNY	Buy	1,654,600	$ 252,383
EUR	Buy	21,953	30,792
EUR	Sell	20,317	28,086
HUF	Buy	14,159,000	74,627
ILS	Buy	141,800	40,387
MXN	Buy	1,510,500	126,644
MYR	Buy	389,700	128,750
SGD	Buy	67,500	53,470
Other	Buy	N/A	74,517
			809,656
Other Forward/Swap Contracts			
CAD	Buy	51,118	52,590
CAD	Sell	61,811	63,567
EUR	Buy	153,312	215,730
EUR	Sell	226,074	318,043
GBP	Buy	12,375	19,949
GBP	Sell	10,505	16,879
HKD	Buy	215,222	27,645
HUF	Buy	6,761,700	35,639
HUF	Sell	7,385,500	38,926
JPY	Buy	4,707,868	56,736
JPY	Sell	2,401,836	29,032
MXN	Buy	695,510	58,313
MXN	Sell	278,100	23,317
SEK	Buy	2,033,746	320,674
SEK	Sell	946,678	149,263
Other	Buy	N/A	98,466
Other	Sell	N/A	49,880
			1,574,649
Total Notional Contract Value in USD			$2,384,305

As of March 31, 2011 and 2010, the fair value of the Company's short-term foreign currency contracts was not material and included in other current assets or other current liabilities, as applicable, in the consolidated balance sheet. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional currency and are not accounted for as hedges under the accounting standards. Accordingly, changes in fair value of these instruments are recognized in earnings during the period of change as a component of interest and other expense, net in the consolidated statement of operations. As of March 31, 2011 and 2010, the Company also has included net deferred gains and losses, respectively, in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. These deferred gains and losses were not material, and the deferred losses as of March 31, 2011 are expected to be recognized as a component of cost of sales in the consolidated statement of operations primarily

5. FINANCIAL INSTRUMENTS (Continued)

over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented and are included as a component of interest and other expense, net in the consolidated statement of operations.

The following table presents the Company's assets and liabilities related to foreign currency contracts measured at fair value on a recurring basis as of March 31, 2011 and 2010, aggregated by level in the fair-value hierarchy within which those measurements fall:

	As of March 31, 2011			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Foreign currency contracts	$ —	$24,071	$ —	$24,071
Liabilities:				
Foreign currency contracts	—	(6,900)	—	(6,900)
Total:	$ —	$17,171	$ —	$17,171

	As of March 31, 2010			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Foreign currency contracts	$ —	$15,671	$ —	$15,671
Liabilities:				
Foreign currency contracts	—	(9,535)	—	(9,535)
Total:	$ —	$ 6,136	$ —	$ 6,136

There were no transfers between levels in the fair value hierarchy during the twelve-month period ended March 31, 2011 and 2010. The Company's foreign currency forward contracts are measured on a recurring basis at fair value based on foreign currency spot and forward rates quoted by banks or foreign currency dealers.

The following table presents the fair value of the Company's derivative instruments located on the Consolidated Balance Sheets utilized for foreign currency risk management purposes at March 31, 2011 and 2010:

	As of March 31, 2011			
	Fair Values of Derivative Information			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
		(In thousands)		
Derivatives designated as hedging instruments				
Foreign currency contracts	Other current assets	$19,579	Other current liabilities	$ (778)
Derivatives not designated as hedging instruments				
Foreign currency contracts	Other current assets	$ 4,492	Other current liabilities	$(6,122)

5. FINANCIAL INSTRUMENTS (Continued)

	As of March 31, 2010			
	Fair Values of Derivative Information			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In thousands)			
Derivatives designated as hedging instruments				
Foreign currency contracts	Other current assets	$8,559	Other current liabilities	$(2,425)
Derivatives not designated as hedging instruments				
Foreign currency contracts	Other current assets	$7,112	Other current liabilities	$(7,110)

Interest Rate Swap Agreements

The Company is exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility and Term Loan Agreement. During fiscal years 2009 and 2008, the Company entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement. All of the interest rate swap agreements expired by January 2011.

The Company's interest rate swap agreements were accounted for as cash flow hedges, and no portion of the swaps were considered ineffective. For fiscal years 2011, 2010 and 2009, the net amount recorded as interest expense from these swaps was not material. At March 31, 2010, the fair value of the Company's interest rate swaps were not material and were included in other current liabilities in the consolidated balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income were released through earnings as the Company made fixed, and received variable, interest payments over the term of the swaps.

6. TRADE RECEIVABLES SECURITIZATION

The Company sells trade receivables under two asset-backed securitization programs and under an accounts receivable factoring program.

Asset-Backed Securitization Programs

The Company continuously sells designated pools of trade receivables under its Global Asset-Backed Securitization Agreement (the "Global Program") and its North American Asset-Backed Securitization Agreement (the "North American Program," collectively, the "ABS Programs") to affiliated special purpose entities, which in turn sells 100% of the receivables to unaffiliated financial institutions. These programs allow the operating subsidiaries to receive a cash payment and a deferred purchase price receivable for sold receivables. Following the transfer of the receivables to the special purpose entities, the transferred receivables are isolated from the Company and its affiliates, and upon the sale of the receivables form the special purpose entity to the unaffiliated financial institutions effective control of the transferred receivables is passed to the unaffiliated financial institutions, which has the right to pledge or sell the receivables. Although the special purpose entities are consolidated by the Company, they are separate corporate entities and their assets are available first to satisfy the claims of their creditors. The investment limits by the financial institutions are $500.0 million for the Global Program and $300.0 million for the North American Program and require a minimum level of deferred purchase price receivable to be retained by the Company in connection with the sales.

The Company services, administers and collects the receivables on behalf of the special purpose entities and receives a servicing fee of 0.5% to 1.00% of serviced receivables per annum. Servicing fees recognized during

6. TRADE RECEIVABLES SECURITIZATION (Continued)

the fiscal years ended March 31, 2011, 2010 and 2009 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets and liabilities are recognized.

Effective April 1, 2010, the Company adopted two new accounting standards, the first of which removed the concept of a qualifying special purpose entity and created more stringent conditions for reporting the transfer of a financial asset as a sale. The second standard amended the consolidation guidance for determining the primary beneficiary of a variable interest entity. As a result of the adoption of the second standard, the Company was deemed to be the primary beneficiary of the special purpose entity to which the pool of trade receivables was sold under the Global Program and, as such, was required to consolidate the special purpose entity; the Company had previously been consolidating the special purpose entity under the North American Program. The North American Program was amended effective April 1, 2010 and the Global Program was amended effective September 29, 2010 in each case to provide for the sale by the special purpose entities of 100% of the eligible receivables to the unaffiliated financial institutions; previously the special purpose entities had retained a partial interest in the sold receivables. Upon adoption of these standards, the balance of receivables sold for cash under the Global Program as of April 1, 2010, totaling $217.1 million, was recorded as accounts receivables and short-term bank borrowings in the opening balance sheet of fiscal 2011. Upon collection of these receivables the Company recorded cash from operations offset by repayments of bank borrowings from financing activities in the Condensed Consolidated Statements of Cash Flows during the year ended March 31, 2011.

Although the Company still consolidates the special purpose entities, as a result of the amendments to the North American Program effective April 1, 2010 and the Global Program on September 29, 2010, all of the receivables sold to the unaffiliated financial institutions for cash are removed from the Condensed Consolidated Balance Sheet and the cash received is no longer accounted for as a secured borrowing. The portion of the purchase price for the receivables which is not paid by the unaffiliated financial institutions in cash is a deferred purchase price receivable, which is paid to the special purpose entity as payments on the receivables are collected from account debtors. The deferred purchase price receivable represents a beneficial interest in the transferred financial assets and is recognized at fair value as part of the sale transaction.

As of March 31, 2011, approximately $1.0 billion of accounts receivable had been sold to the special purchase entities under the ABS Programs for which the Company had received net cash proceeds of $545.0 million and deferred purchase price receivables of approximately $460.0 million. The deferred purchase price receivables are included in other current assets as of March 31, 2011 and are valued using unobservable inputs (i.e., level three inputs), primarily discounted cash flow, and due to its high credit quality and short maturity their fair value approximated book value. There were no write-offs, fair value adjustments or other transfers between levels in the fair value hierarchy for the deferred purchase price receivables during the year ended March 31, 2011. As of March 31, 2010, approximately $709.4 million of accounts receivable had been sold to the special purchase entities for which the Company had received net cash proceeds of $417.1 million and retained interests of approximately $135.4 million. Retained interests consisted primarily of the Company's investment participation in the sold receivables and were carried at the expected recovery amount of the related receivables; such amounts were included in other current assets in the Consolidated Balance Sheet. The remaining trade receivables transferred into the special purpose entities and not sold were included in trade accounts receivable, net in the March 31, 2010 Consolidated Balance Sheet of the Company.

The accounts receivable balances that were sold under the ABS Programs were removed from the Consolidated Balance Sheets, and the net cash proceeds received by the Company were included as cash provided by operating activities in the Consolidated Statements of Cash Flows. The difference between the carrying amount of the receivables sold under these programs and the sum of the cash and fair value of the other assets received at time of transfer is recognized as a loss on sale of the related receivables and recorded in Interest and other expense, net in the Consolidated Statements of Operations; such amounts were $8.0 million, $7.8 million and $14.0 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

6. TRADE RECEIVABLES SECURITIZATION (Continued)

For the year ended March 31, 2011, cash flows from sales of receivables in which the Company maintained a continuing involvement as a result of the deferred purchase price (the Global Program beginning September 2010 and the North American Program throughout the year) consisted of approximately $2.4 billion for transfers of receivables (of which approximately $0.6 billion represented new transfers and the remainder proceeds from collections reinvested in revolving-period transfers) and approximately $2.8 billion for collections on the deferred purchase price assets received upon the initial transfers. For the years ending March 31, 2010 and 2009, the Global Program and North American Program had requirements that resulted in some form of continuing involvement in the transferred assets. Cash flows from the transfer of receivables for these years were approximately $2.8 billion and $3.7 billion respectively (of which approximately $1.0 billion and $0.6 billion, respectively, represents new transfers with the remainder of the proceeds from collections being reinvested in revolving-period transfers) and approximately $2.2 billion and $1.0 billion, respectively, represented collections on the interests retained at the time of the initial transfer. The cash flows arising from the aggregate sales of receivables under ABS programs for the years ended 2010 and 2009 have been corrected from the prior year's disclosed amounts to exclude approximately $2.3 billion and $3.0 billion, respectively, of revolving period transfers that did not result in cash flows. This change had no effect on the Company's Consolidated Balance Sheets, Statements of Operations and Statements of Cash Flows.

Trade Accounts Receivable Sale Programs

The Company also sold accounts receivables to certain third-party banking institutions. The outstanding balance of receivables sold and not yet collected was approximately $109.7 million and $164.2 million as of March 31, 2011 and 2010, respectively. For the years ended March 31, 2011, 2010 and 2009, total accounts receivables sold to certain third party banking institutions was approximately $2.5 billion, $1.2 billion and $3.6 billion, respectively. The receivables that were sold were removed from the Consolidated Balance Sheets and were reflected as cash provided by operating activities in the Consolidated Statement of Cash Flows. This arrangement was amended to allow sold accounts receivable to continue to be removed from the Consolidated Balance Sheets upon the adoption of a new accounting standard on April 1, 2010.

7. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2011 and 2010, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases, and the related obligations was not material. The Company also leases certain of its facilities under non-cancelable operating leases. These operating leases expire in various years through 2028 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Operating Lease
	(In thousands)
2012	$136,925
2013	110,658
2014	87,762
2015	62,014
2016	45,397
Thereafter	137,610
Total minimum lease payments	$580,366

Total rent expense amounted to $153.2 million, $143.2 million and $139.2 million in fiscal years 2011, 2010 and 2009, respectively.

7. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation and other legal matters

On June 4, 2007, a shareholder class action lawsuit was filed in Santa Clara County Superior Court. The lawsuit arises out of the merger with Solectron Corp. in 2007 and other defendants include selected officers of the Company, Solectron and Solectron's former directors and officers. The plaintiffs seek compensatory, rescissory, and other forms of damages, as well as attorneys' fees and costs. The plaintiffs do not seek a jury trial. On August 12, 2010, the Court certified a class of all former Solectron shareholders that were entitled to vote and receive cash or shares of the Company's stock in exchange for their shares of Solectron stock following the merger. On February 25, 2011 the Court denied the plaintiff's request to amend the class definition. The Company believes that the claims are without merit.

In addition, from time to time, the Company is subject to other legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

8. INCOME TAXES

The domestic ("Singapore") and foreign components of income before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Domestic	$ (17,122)	$ 86,411	$(1,090,863)
Foreign	632,719	(103,186)	(4,990,075)
Total	$615,597	$ (16,775)	$(6,080,938)

The provision for (benefit from) income taxes consisted of the following:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Current:			
Domestic	$ (972)	$ 50	$ 3,461
Foreign	24,000	(18,529)	68,581
	23,028	(18,479)	72,042
Deferred:			
Domestic	(319)	1,077	895
Foreign	(3,331)	(17,967)	(67,728)
	(3,650)	(16,890)	(66,833)
Provision for (benefit from) income taxes	$19,378	$(35,369)	$ 5,209

8. INCOME TAXES (Continued)

The domestic statutory income tax rate was approximately 17.0% in fiscal years 2011, 2010 and 2009. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Income taxes based on domestic statutory rates	$104,652	$ (2,852)	$(1,033,760)
Effect of tax rate differential	25,861	(40,728)	38,440
Intangible amortization	12,055	15,279	23,098
Change in liability for uncertain tax positions	(29,205)	(80,175)	8,339
Goodwill impairment	—	—	1,011,496
Change in valuation allowance	(90,033)	69,076	(50,225)
Other	(3,952)	4,031	7,821
Provision for income taxes	$ 19,378	$(35,369)	$ 5,209

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2011, 2010 and 2009 were $66.5 million, $65.4 million and $85.3 million, respectively. For the fiscal year ended March 31, 2011, the effect on basic and diluted earnings per share was $0.09 and $0.08, respectively, and the effect on basic and diluted loss per share during fiscal years 2010 and 2009 were $0.08 and $0.10, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in the fiscal years ending March 31, 2012 through fiscal 2018.

The components of deferred income taxes are as follows:

	As of March 31,	
	2011	2010
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ (28,534)	$ —
Total deferred tax liabilities	(28,534)	—
Deferred tax assets:		
Fixed assets	57,360	24,512
Intangible assets	238,254	342,495
Deferred compensation	10,821	10,049
Inventory valuation	17,376	22,238
Provision for doubtful accounts	7,994	9,448
Net operating loss and other carryforwards	2,739,795	2,773,599
Others	—	146,965
	3,071,600	3,329,306
Valuation allowances	(2,994,186)	(3,280,827)
Net deferred tax assets	77,414	48,479
Net deferred tax asset	$ 48,880	$ 48,479
The net deferred tax asset is classified as follows:		
Current asset (classified as other current assets)	$ 936	$ 1,205
Long-term asset	47,944	47,274
Total	$ 48,880	$ 48,479

8. INCOME TAXES (Continued)

The Company has tax loss carryforwards of approximately $7.9 billion, a portion of which begin expiring in 2012. Utilization of the tax loss carryforwards and other deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for income taxes on approximately $500.0 million of undistributed earnings of its foreign subsidiaries as of March 31, 2011, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,	
	2011	2010
	(In thousands)	
Balance, beginning of fiscal year	$129,888	$221,401
Additions based on tax position related to the current year	12,443	10,605
Additions for tax positions of prior years	25,572	15,693
Reductions for tax positions of prior years	(35,090)	(63,134)
Reductions related to lapse of applicable statute of limitations	(2,342)	(3,123)
Settlements	(1,187)	(55,412)
Other	5,343	3,858
Balance, end of fiscal year	$134,627	$129,888

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. The Company is not currently aware of any such changes that may have a material impact on its consolidated results of operations, financial condition and cash flow.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2000.

The entire amount of unrecognized tax benefits at March 31, 2011, may affect the annual effective tax rate if the benefits are eventually recognized.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2011 and 2010, the Company recognized interest of approximately $5.0 million and $5.3 million, respectively, and no penalties. The Company had approximately $5.5 million and $66.8 million accrued for the payment of interest as of the fiscal years ended March 31, 2011 and 2010, respectively. The Company had $0 and $0.3 million accrued for the payment of penalties for the fiscal years ended March 31, 2011 and 2010, respectively.

9. RESTRUCTURING CHARGES

Historically, the Company has initiated a series of restructuring activities intended to realign the Company's global capacity and infrastructure with demand by its customers so as to optimize the operational efficiency, which included reducing excess workforce and capacity, and consolidating and relocating certain manufacturing, design and administrative facilities to lower-cost regions.

The restructuring costs include employee severance, costs related to leased facilities, owned facilities that are no longer in use and are to be disposed of, leased equipment that is no longer in use and will be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall intent of these activities is that the Company shifts its manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and better utilize its overall existing manufacturing capacity. This would enhance the Company's ability to provide cost-effective manufacturing service offerings, which in turn may enhance its ability to retain and expand the Company's existing relationships with customers and attract new business.

Fiscal Year 2011

The Company did not undertake any restructuring activities during fiscal year 2011 and has completed essentially all activities associated with previously announced plans.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2011 for charges incurred in fiscal year 2010 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In thousands)		
Balance as of March 31, 2009	$101,213	$ —	$ 60,254	$161,467
Activities during the fiscal year 2010:				
Provisions for charges incurred during the year	41,193	43,112	23,223	107,528
Cash payments for charges incurred in fiscal year 2010	(29,661)	—	(21,021)	(50,682)
Cash payments for charges incurred in fiscal year 2009	(61,926)	—	(3,828)	(65,754)
Cash payments for charges incurred in fiscal year 2008 and prior	(22,603)	—	(17,135)	(39,738)
Non-cash charges incurred during the year	—	(43,112)	(5,464)	(48,576)
Balance as of March 31, 2010	28,216	—	36,029	64,245
Activities during the fiscal year 2011				
Cash payments for charges incurred in fiscal year 2010	(10,574)	—	(1,032)	(11,606)
Cash payments for charges incurred in fiscal year 2009 and prior	(10,046)	—	(13,271)	(23,317)
Balance as of March 31, 2011	7,596	—	21,726	29,322
Less: Current portion (classified as other current liabilities)	7,557	—	9,264	16,821
Accrued facility closure costs, net of current portion (classified as other liabilities)	$ 39	$ —	$ 12,462	$ 12,501

As of March 31, 2011 and 2010, accrued costs related to restructuring charges incurred during fiscal year 2010 were approximately $2.1 million and $13.7 million, respectively, the entire amount of which was classified as current.

As of March 31, 2011 and 2010, accrued restructuring costs for charges incurred during fiscal year 2009 and prior were approximately $27.2 million and $50.6 million, respectively, of which approximately $12.5 million and $22.2 million, respectively, was classified as a long-term obligation.

As of March 31, 2011 and 2010, assets that were no longer in use and held for sale as a result of restructuring activities totaled approximately $27.1 million and $46.9 million, respectively, representing manufacturing facilities

9. RESTRUCTURING CHARGES (Continued)

that have been closed as part of the Company's facility consolidations. These assets are recorded at the lesser of carrying value or fair value, which is based on comparable sales from prevailing market data. For assets held for sale, depreciation ceases and an impairment loss is recognized if the carrying amount of the asset exceeds its fair value less cost to sell. Assets held for sale are included in other current assets in the consolidated balance sheets.

Fiscal Year 2010

The Company recognized restructuring charges of approximately $107.5 million during fiscal year 2010 primarily to rationalize the Company's global manufacturing capacity and infrastructure due to the recent macroeconomic crisis which significantly impacted our customers' businesses. The Company's restructuring activities were intended to improve its operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities resulted in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $92.4 million of these charges as cost of sales and approximately $15.1 million of these charges as selling, general and administrative expenses during fiscal year 2010.

The components of the restructuring charges during fiscal year 2010 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 7,234	$ 1,765	$2,223	$ 5,214	$ 16,436
Long-lived asset impairment	1,004	2,154	1,326	—	4,484
Other exit costs	1,742	2,687	(240)	—	4,189
Total restructuring charges	9,980	6,606	3,309	5,214	25,109
Asia:					
Severance	7,579	801	1,659	1,964	12,003
Long-lived asset impairment	21,482	1,558	1,589	4,694	29,323
Other exit costs	5,519	(947)	426	(1,191)	3,807
Total restructuring charges	34,580	1,412	3,674	5,467	45,133
Europe:					
Severance	4,556	4,573	2,733	892	12,754
Long-lived asset impairment	9,305	—	—	—	9,305
Other exit costs	6,418	—	70	8,739	15,227
Total restructuring charges	20,279	4,573	2,803	9,631	37,286
Total					
Severance	19,369	7,139	6,615	8,070	41,193
Long-lived asset impairment	31,791	3,712	2,915	4,694	43,112
Other exit costs	13,679	1,740	256	7,548	23,223
Total restructuring charges	$64,839	$12,591	$9,786	$20,312	$107,528

During fiscal year 2010, the Company recognized approximately $41.2 million of employee termination costs associated with the involuntary terminations of 5,727 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 2,086, 2,740, and 901 for Asia, the Americas and Europe, respectively. Approximately $35.2 million of these charges were classified as a component of cost of sales.

9. RESTRUCTURING CHARGES (Continued)

During fiscal year 2010, the Company recognized approximately $43.1 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $33.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2010 also included approximately $23.2 million for other exit costs, all of which were classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $19.8 million, facility abandonment and refurbishment costs of $3.2 million, and approximately $0.2 million of other costs.

Fiscal Year 2009

The Company recognized restructuring charges of approximately $179.8 million during fiscal year 2009 primarily to rationalize the Company's global manufacturing capacity and infrastructure as a result of weak macroeconomic conditions. The global economic crisis and decline in the Company's customers' products across all of the industries it serves, caused the Company's OEM customers to reduce their manufacturing and supply chain outsourcing and had negatively impacted the Company's capacity utilization levels. The Company's restructuring activities were intended to improve the operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities resulted in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009.

The components of the restructuring charges during the first and fourth quarters of fiscal year 2009 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$10,540	$ —	$ —	$ 28,878	$ 39,418
Long-lived asset impairment	—	—	—	11,699	11,699
Other exit costs	—	—	—	5,559	5,559
Total restructuring charges	10,540	—	—	46,136	56,676
Asia:					
Severance	12,496	—	—	32,893	45,389
Long-lived asset impairment	121	—	—	40,239	40,360
Other exit costs	775	—	—	10,425	11,200
Total restructuring charges	13,392	—	—	83,557	96,949
Europe:					
Severance	5,283	—	—	18,866	24,149
Long-lived asset impairment	—	—	—	1,174	1,174
Other exit costs	—	—	—	837	837
Total restructuring charges	5,283	—	—	20,877	26,160
Total					
Severance	28,319	—	—	80,637	108,956
Long-lived asset impairment	121	—	—	53,112	53,233
Other exit costs	775	—	—	16,821	17,596
Total restructuring charges	$29,215	$ —	$ —	$150,570	$179,785

9. RESTRUCTURING CHARGES (Continued)

During fiscal year 2009, the Company recognized approximately $109.0 million of employee termination costs associated with the involuntary terminations of 14,970 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 7,623, 4,832, and 2,515 for Asia, the Americas and Europe, respectively. Approximately $88.8 million of these charges were classified as a component of cost of sales.

During fiscal year 2009, the Company recognized approximately $53.2 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $51.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2009 also included approximately $17.6 million for other exit costs, of which $14.9 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $12.5 million, and customer disengagement, facility abandonment and refurbishment costs of $5.1 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures.

10. OTHER CHARGES, NET

During fiscal year 2011, the Company recognized charges totaling $6.3 million, consisting of the $13.2 million loss associated with the early redemption of the 6.25% Senior Subordinated Notes and an $11.7 million loss in connection with the divestiture of certain international entities. Refer to Note 4, "Bank Borrowings and Long-Term Debt" and Note 11, "Business and Asset Acquisitions and Divestitures," respectively, for further discussion. These charges were partially offset by a gain of $18.6 million associated with the sale of an equity investment that was previously fully impaired. Refer to Note 2, "Summary of Accounting Policies" for further discussion.

During fiscal year 2010, the Company recognized impairment charges totaling approximately $199.4 million related to our equity investments and notes receivable. Refer to Note 2, "Summary of Accounting Policies" for further discussion.

During fiscal year 2009, the Company recognized approximately $74.1 million in charges to write-down certain notes receivable from an affiliate to the expected recoverable amount, and $37.5 million in charges for the other-than-temporary impairment of certain of the Company's investments in companies that were experiencing significant financial and liquidity difficulties. These charges were partially offset by a gain of approximately $22.3 million associated with the partial extinguishment of the Company's 1% Convertible Subordinated Notes due August 1, 2010. Refer to Note 4, "Bank Borrowings and Long-Term Debt" for additional information.

11. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES

Business and Asset Acquisitions

Business and asset acquisitions described below were accounted for using the purchase method of accounting, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions and expects to complete these allocations within one year of the respective acquisition dates.

During the fiscal year 2011, the Company paid approximately $17.0 million, net of cash acquired, for contingent consideration and deferred purchase price payments related to four acquisitions, and payments for two completed acquisitions. The completed acquisitions were not individually, nor in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses expanded

11. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES (Continued)

the Company's capabilities in the medical and infrastructure segments. Contingent considerations and provisional fair value adjustments for acquisitions completed in fiscal year 2011 are subject to change as certain information as of the date of the respective acquisition is evaluated during the measurement period, not to exceed one year subsequent to the acquisition date.

During the fiscal year 2010, the Company paid approximately $75.9 million, net of cash acquired, for contingent consideration and deferred purchase price payments related to four acquisitions, and payments for three completed acquisitions. The completed acquisitions were not individually, nor in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses expanded the Company's capabilities in the medical and automotive market segments. The purchase prices for certain historical acquisitions completed prior to fiscal 2010 are subject to adjustments for contingent consideration that generally have not been recorded as part of the purchase price, pending the outcome of the contingency. Contingent considerations and provisional fair value adjustments for acquisitions completed in fiscal year 2010 are subject to change as certain information as of the date of the respective acquisition is evaluated during the measurement period, not to exceed one year subsequent to the acquisition date.

During fiscal year 2009, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's design and manufacturing capabilities for the computing, infrastructure, industrial and consumer digital market segments, and expanded the Company's power supply capabilities. The aggregate cash paid for these acquisitions totaled approximately $199.7 million, net of cash acquired. The Company recorded goodwill of $118.2 million from these acquisitions during fiscal year 2009, including $6.2 million during the fiscal fourth quarter. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The Company recognized a net increase in goodwill of $27.1 million during fiscal year 2009, including $30.1 million during the fiscal fourth quarter, for various contingent purchase price arrangements from certain historical acquisitions. The Company also paid approximately $14.8 million relating to contingent purchase price adjustments from certain historical acquisitions. The purchase price for certain acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

Pro forma results for the Company's other acquisitions have not been presented as such results would not be materially different from the Company's actual results on either an individual or an aggregate basis.

Divestitures

During the 2011 fiscal year, the Company recognized a loss of approximately $11.7 million in connection with the sale of certain international entities and is recorded in Other charges, net, in the Consolidated Statement of Operations. The results for these entities were not significant for any period presented.

12. SHARE REPURCHASE PLAN

On each of May 26, 2010, August 12, 2010 and March 23, 2011, the Company's Board of Directors authorized the repurchase of up to $200.0 million, for a combined total of $600.0 million, of the Company's outstanding ordinary shares. Following shareholder approval at the Company's 2010 Extraordinary General Meeting on July 23, 2010, the number of shares authorized for repurchase under the Share Purchase Mandate was approximately 78.3 million shares (representing 10% of the outstanding shares on the date of the 2010 Extraordinary General Meeting). The Company may not exceed in the aggregate the $600.0 million repurchase authorized by the Board in May 2010, August 2010 and March 2011 without further Board action. Share repurchases are made in the open market at such times and in such amounts as management deems appropriate. The timing and number of shares repurchased depends on a variety of factors including price, market conditions and applicable legal requirements. The share repurchase program does not obligate the Company to repurchase

12. SHARE REPURCHASE PLAN (Continued)

any specific number of shares and may be suspended or terminated at any time without prior notice. During the fiscal year 2011, the Company repurchased approximately 65.4 million shares under these plans for an aggregate purchase price of $400.4 million, and retired approximately 21.4 million of these shares.

13. SEGMENT REPORTING

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2011, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services.

Geographic information is as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Net sales:			
Asia	$14,806,346	$11,595,401	$15,220,157
Americas	8,342,827	7,831,035	10,315,794
Europe	5,530,752	4,684,297	5,412,624
	$28,679,925	$24,110,733	$30,948,575

	As of March 31,	
	2011	2010
	(In thousands)	
Long-lived assets:		
Asia	$1,132,376	$1,094,222
Americas	590,931	633,525
Europe	417,756	390,829
	$2,141,063	$2,118,576

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, India, Indonesia, Japan, Korea, Labuan, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Mexico, and the United States; "Europe" includes Austria, Bermuda, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Norway, Poland, Romania, Slovakia, Sweden, Turkey, Ukraine, and the United Kingdom. During fiscal years 2011 and 2010, there were no revenues attributable to Cayman Islands, Finland and South Korea.

During fiscal years 2011, 2010 and 2009, net sales generated from Singapore, the principal country of domicile, were approximately $578.2 million, $428.0 million and $444.2 million, respectively.

As of March 31, 2011 and 2010, long-lived assets held in Singapore were approximately $17.3 million and $13.8 million, respectively.

During fiscal year 2011, China, Mexico and the United States accounted for approximately 38%, 15% and 10% of consolidated net sales, respectively. No other country accounting for more than 10% of net sales in fiscal year 2011. As of March 31, 2011, China and Mexico accounted for approximately 41% and 16%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2011.

13. SEGMENT REPORTING (Continued)

During fiscal year 2010, China, Mexico, United States, and Malaysia accounted for approximately 33%, 15%, 14%, and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2010. As of March 31, 2010, China and Mexico accounted for approximately 42% and 17%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2010.

During fiscal year 2009, China, United States, Malaysia and Mexico accounted for approximately 32%, 16%, 13% and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2009. As of March 31, 2009, China and Mexico accounted for approximately 43% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2009.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2011 and 2010. Earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2011				Fiscal Year Ended March 31, 2010			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales	$6,565,880	$7,422,338	$7,832,856	$6,858,851	$5,782,679	$5,831,761	$6,556,137	$5,940,156
Gross profit	370,818	397,647	433,576	382,885	223,995	299,580	373,052	320,915
Income (loss) before income taxes	129,581	154,416	177,853	153,747	(158,046)	(29,653)	105,281	65,643
Provision for (benefit from) income taxes	11,403	10,000	(20,437)	18,412	(4,003)	(49,312)	12,411	5,535
Net income (loss)	118,178	144,416	198,290	135,335	(154,043)	19,659	92,870	60,108
Earnings (loss) per share:								
Basic	$ 0.15	$ 0.19	$ 0.26	$ 0.18	$ (0.19)	$ 0.02	$ 0.11	$ 0.07
Diluted	$ 0.14	$ 0.18	$ 0.26	$ 0.17	$ (0.19)	$ 0.02	$ 0.11	$ 0.07

The Company incurred restructuring charges during all quarters of fiscal year 2010. Refer to Note 9, "Restructuring Charges" for further discussion.

Annual Report

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2011. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2011, such disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of March 31, 2011, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting was adequately designed and operating effectively as of March 31, 2011.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements or prevent or detect instances of fraud. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls may be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of March 31, 2011 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

(d) Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Flextronics International Ltd.
Singapore

We have audited the internal control over financial reporting of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 of the Company and our report dated May 23, 2011 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
May 23, 2011

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2011 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements.* See Item 8, "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* "Schedule II—Valuation and Qualifying Accounts" is included in the financial statements, see Concentration of Credit Risk in Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits.* The following exhibits are filed with this annual report on Form 10-K:

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
2.01	Agreement and Plan of Merger, dated June 4, 2007, between Flextronics International Ltd., Saturn Merger Corp. and Solectron Corporation	8-K	000-23354	06-04-07	2.01	
3.01	Memorandum of Association, as amended	10-K	000-23354	05-29-07	3.01	
3.02	Amended and Restated Articles of Association of Flextronics International Ltd.	8-K	000-23354	10-11-06	3.01	
4.01	U.S. Dollar Indenture dated June 29, 2000 between the Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-14-00	4.1	
4.02	Indenture dated as of August 5, 2003 between Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-11-03	4.01	
4.03	Credit Agreement, dated as of May 9, 2007, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Bank of America, N.A. and The Bank of Nova Scotia, as L/C Issuers, The Bank of Nova Scotia, as Syndication Agent, Bank of China (Hong Kong) Limited, BNP Paribas, Fortis Capital Corp., Keybank National Association, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corp., New York, as Co-Documentation Agents, Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers, and the other Lenders party thereto.	8-K	000-23354	05-15-07	10.01	
4.04	Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger, Bookrunner and Syndication Agent and the Lenders from time to time party thereto.	8-K	000-23354	10-05-07	10.1	
4.05	Amendment No. 1 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.01	

Annual Report

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
4.06	Amendment No. 2 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.02	
10.01	Form of Indemnification Agreement between the Registrant and its Directors and certain officers.†	10-K	000-23354	05-20-09	10.1	
10.02	Form of Indemnification Agreement between Flextronics Corporation and Directors and certain officers of the Registrant.†	10-K	000-23354	05-20-09	10.2	
10.03	Registrant's 1993 Share Option Plan, as amended.†	8-K	000-23354	07-14-09	10.04	
10.04	Registrant's 1997 Interim Stock Plan.†	S-8	333-42255	12-15-97	99.2	
10.05	Registrant's 1998 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.5	
10.06	Registrant's 1999 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.6	
10.07	Flextronics International Ltd. 2001 Equity Incentive Plan, as amended.†	10-Q	000-23354	11-03-09	10.01	
10.08	Registrant's 2002 Interim Incentive Plan, as amended.†	8-K	000-23354	07-14-09	10.02	
10.09	Flextronics International USA, Inc. 401(k) Plan.†	S-1	33-74622	01-31-94	10.52	
10.10	Registrant's 2004 Award Plan for New Employees, as amended.†	8-K	000-23354	07-14-09	10.09	
10.11	Flextronics International Ltd. 2010 Equity Incentive Plan.†	8-K	000-23354	07-28-10	10.01	
10.12	Form of Share Option Award Agreement under 2010 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.02	
10.13	Form of Restricted Share Unit Award Agreement under 2010 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.03	
10.14	Form of Share Bonus Award Agreement under 2001 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.04	
10.15	Asset Purchase Agreement, dated as of June 29, 2004, by and among the Registrant and Nortel Networks Limited.	10-Q	000-23354	08-06-04	10.01	
10.16	Flextronics International USA, Inc. Third Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.02	
10.17	Flextronics International USA, Inc. Third Amended and Restated Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.01	

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
10.18	Summary of Directors' Compensation†	10-Q	000-23354	11-03-09	10.03	
10.19	Solectron Corporation 2002 Stock Plan, as amended.†	10-Q	000-23354	11-03-09	10.02	
10.20	Description of Non-Executive Chairman's Compensation†	10-Q	000-23354	08-05-10	10.11	
10.21	Award Agreement for Paul Read under Senior Management Deferred Compensation Plan, dated June 30, 2005.†	10-Q	000-23354	08-05-08	10.03	
10.22	Award Agreement for Paul Read under Senior Executive Deferred Compensation Plan.†	10-Q	000-23354	02-05-09	10.03	
10.23	Award Agreement for Michael J. Clarke under Senior Management Deferred Compensation Plan, dated July 31, 2007.†	10-K	000-23354	05-20-09	10.23	
10.24	Award Agreement for Francois Barbier under Senior Management Deferred Compensation Plan, dated July 22, 2005.†	10-Q	000-23354	08-05-10	10.08	
10.25	Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of July 22, 2005.†	8-K	000-23354	07-07-06	10.01	
10.26	Addendum to Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of June 30, 2006.†	8-K	000-23354	07-07-06	10.02	
10.27	Description of Annual Incentive Bonus Plan for Fiscal 2011†	10-Q	000-23354	08-05-10	10.05	
10.28	Compensation Arrangements of Executive Officers of Flextronics International Ltd.†	10-Q	000-23354	08-05-10	10.07	
10.29	Executive Incentive Compensation Recoupment Policy†	10-Q	000-23354	08-05-10	10.06	
10.30	Francois Barbier Offer Letter, dated as of July 1, 2010†	8-K	000-23354	09-03-10	10.01	
10.31	Francois Barbier Relocation Expenses Addendum, dated as of July 1, 2010†	8-K	000-23354	09-03-10	10.02	
10.32	Francois Barbier Confirmation Date Letter, dated as of August 30, 2010†	8-K	000-23354	09-03-10	10.03	
10.33	2010 Flextronics International USA, Inc. Deferred Compensation Plan†	10-Q	000-23354	11-03-10	10.04	
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Deloitte & Touche LLP.					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
32.02*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
101.INS*	XBRL Instance Document					X
101.SCH*	XBRL Taxonomy Extension Scheme Document					X
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document					X

* This exhibit is furnished with this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference into any filing of Flextronics International Ltd. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

† Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flextronics International Ltd.

By: /s/ MICHAEL M. MCNAMARA

Michael M. McNamara
Chief Executive Officer

Date: May 23, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Michael M. McNamara and Paul Read and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL M. MCNAMARA Michael M. McNamara	Chief Executive Officer and Director (Principal Executive Officer)	May 23, 2011
/s/ PAUL READ Paul Read	Chief Financial Officer (Principal Financial Officer)	May 23, 2011
/s/ CHRISTOPHER COLLIER Christopher Collier	Senior Vice President, Finance (Principal Accounting Officer)	May 23, 2011
/s/ H. RAYMOND BINGHAM H. Raymond Bingham	Chairman of the Board	May 23, 2011
/s/ JAMES A. DAVIDSON James A. Davidson	Director	May 23, 2011
/s/ ROBERT L. EDWARDS Robert L. Edwards	Director	May 23, 2011
/s/ DANIEL H. SCHULMAN Daniel H. Schulman	Director	May 23, 2011

Signature	Title	Date
/s/ WILLY SHIH, PH.D. Willy Shih, Ph.D.	Director	May 23, 2011
/s/ LIP-BU TAN Lip-Bu Tan	Director	May 23, 2011
/s/ WILLIAM D. WATKINS William D. Watkins	Director	May 23, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
2.01	Agreement and Plan of Merger, dated June 4, 2007, between Flextronics International Ltd., Saturn Merger Corp. and Solectron Corporation	8-K	000-23354	06-04-07	2.01	
3.01	Memorandum of Association, as amended	10-K	000-23354	05-29-07	3.01	
3.02	Amended and Restated Articles of Association of Flextronics International Ltd.	8-K	000-23354	10-11-06	3.01	
4.01	U.S. Dollar Indenture dated June 29, 2000 between the Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-14-00	4.1	
4.02	Indenture dated as of August 5, 2003 between Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-11-03	4.01	
4.03	Credit Agreement, dated as of May 9, 2007, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Bank of America, N.A. and The Bank of Nova Scotia, as L/C Issuers, The Bank of Nova Scotia, as Syndication Agent, Bank of China (Hong Kong) Limited, BNP Paribas, Fortis Capital Corp., Keybank National Association, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corp., New York, as Co-Documentation Agents, Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers, and the other Lenders party thereto.	8-K	000-23354	05-15-07	10.01	
4.04	Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger, Bookrunner and Syndication Agent and the Lenders from time to time party thereto.	8-K	000-23354	10-05-07	10.1	
4.05	Amendment No. 1 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.01	

Annual Report

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
4.06	Amendment No. 2 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.02	
10.01	Form of Indemnification Agreement between the Registrant and its Directors and certain officers.†	10-K	000-23354	05-20-09	10.1	
10.02	Form of Indemnification Agreement between Flextronics Corporation and Directors and certain officers of the Registrant.†	10-K	000-23354	05-20-09	10.2	
10.03	Registrant's 1993 Share Option Plan, as amended.†	8-K	000-23354	07-14-09	10.04	
10.04	Registrant's 1997 Interim Stock Plan.†	S-8	333-42255	12-15-97	99.2	
10.05	Registrant's 1998 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.5	
10.06	Registrant's 1999 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.6	
10.07	Flextronics International Ltd. 2001 Equity Incentive Plan, as amended.†	10-Q	000-23354	11-03-09	10.01	
10.08	Registrant's 2002 Interim Incentive Plan, as amended.†	8-K	000-23354	07-14-09	10.02	
10.09	Flextronics International USA, Inc. 401(k) Plan.†	S-1	33-74622	01-31-94	10.52	
10.10	Registrant's 2004 Award Plan for New Employees, as amended.†	8-K	000-23354	07-14-09	10.09	
10.11	Flextronics International Ltd. 2010 Equity Incentive Plan.†	8-K	000-23354	07-28-10	10.01	
10.12	Form of Share Option Award Agreement under 2010 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.02	
10.13	Form of Restricted Share Unit Award Agreement under 2010 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.03	
10.14	Form of Share Bonus Award Agreement under 2001 Equity Incentive Plan†	10-Q	000-23354	08-05-10	10.04	
10.15	Asset Purchase Agreement, dated as of June 29, 2004, by and among the Registrant and Nortel Networks Limited.	10-Q	000-23354	08-06-04	10.01	
10.16	Flextronics International USA, Inc. Third Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.02	
10.17	Flextronics International USA, Inc. Third Amended and Restated Senior Executive Deferred Compensation Plan†	10-Q	000-23354	02-05-09	10.01	

Exhibit No.	Exhibit	Incorporated by Reference				Filed Herewith
		Form	File No.	Filing Date	Exhibit No.	
10.18	Summary of Directors' Compensation†	10-Q	000-23354	11-03-09	10.03	
10.19	Solectron Corporation 2002 Stock Plan, as amended.†	10-Q	000-23354	11-03-09	10.02	
10.20	Description of Non-Executive Chairman's Compensation†	10-Q	000-23354	08-05-10	10.11	
10.21	Award Agreement for Paul Read under Senior Management Deferred Compensation Plan, dated June 30, 2005.†	10-Q	000-23354	08-05-08	10.03	
10.22	Award Agreement for Paul Read under Senior Executive Deferred Compensation Plan.†	10-Q	000-23354	02-05-09	10.03	
10.23	Award Agreement for Michael J. Clarke under Senior Management Deferred Compensation Plan, dated July 31, 2007.†	10-K	000-23354	05-20-09	10.23	
10.24	Award Agreement for Francois Barbier under Senior Management Deferred Compensation Plan, dated July 22, 2005.†	10-Q	000-23354	08-05-10	10.08	
10.25	Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of July 22, 2005.†	8-K	000-23354	07-07-06	10.01	
10.26	Addendum to Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of June 30, 2006.†	8-K	000-23354	07-07-06	10.02	
10.27	Description of Annual Incentive Bonus Plan for Fiscal 2011†	10-Q	000-23354	08-05-10	10.05	
10.28	Compensation Arrangements of Executive Officers of Flextronics International Ltd.†	10-Q	000-23354	08-05-10	10.07	
10.29	Executive Incentive Compensation Recoupment Policy†	10-Q	000-23354	08-05-10	10.06	
10.30	Francois Barbier Offer Letter, dated as of July 1, 2010†	8-K	000-23354	09-03-10	10.01	
10.31	Francois Barbier Relocation Expenses Addendum, dated as of July 1, 2010†	8-K	000-23354	09-03-10	10.02	
10.32	Francois Barbier Confirmation Date Letter, dated as of August 30, 2010†	8-K	000-23354	09-03-10	10.03	
10.33	2010 Flextronics International USA, Inc. Deferred Compensation Plan†	10-Q	000-23354	11-03-10	10.04	
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Deloitte & Touche LLP.					X
24.01	Power of Attorney (included on the signature page to this Form 10-K)					X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act					X

Exhibit No.	Exhibit	Form	Incorporated by Reference File No.	Filing Date	Exhibit No.	Filed Herewith
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act					X
32.01*	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
32.02*	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350					X
101.INS*	XBRL Instance Document					X
101.SCH*	XBRL Taxonomy Extension Scheme Document					X
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document					X

* This exhibit is furnished with this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference into any filing of Flextronics International Ltd. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

† Management contract, compensatory plan or arrangement.

SINGAPORE STATUTORY FINANCIAL STATEMENTS

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES

(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

INDEX

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
Co. Rg. No. 199002645H
REPORT OF THE DIRECTORS
MARCH 31, 2011
(U.S. dollars in thousands unless otherwise designated as Singapore dollars, S$)

The directors present their report together with the audited financial statements of Flextronics International Ltd. (the "Parent") and the consolidated financial statements of Flextronics International Ltd. and subsidiaries (the "Company") for the financial year ended March 31, 2011.

Directors

The directors of Flextronics International Ltd. in office at the date of this report are:

H. Raymond Bingham
James A. Davidson
Robert L. Edwards
Michael M. McNamara
Daniel H. Schulman
Willy Chao-Wei Shih, Ph.D.
Lip-Bu Tan
William D. Watkins

Arrangements to Enable Directors to Acquire Benefits by Means of the Acquisition of Shares and Debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors of the Parent to acquire benefits by means of the acquisition of shares or debentures in the Parent or any other body corporate except for the options mentioned below.

Directors' Interests in Shares and Debentures

The interest of the directors who held office at the end of the fiscal year ended March 31, 2011 (including those held by their spouses and infant children) in the share capital or debentures of the Parent and related corporations were as follows:

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

	Interest Held	
Ordinary Shares, no Par Value, in Flextronics International Ltd.	**As of March 31, 2010**	**As of March 31, 2011**
H. Raymond Bingham(1)	74,393	104,313
James A. Davidson(1)	102,641	119,263
Robert L. Edwards(1)	13,298	29,920
Michael M. McNamara(2)(3)	439,470	514,471
Willy Chow-Wei Shih, Ph.D.(1)	27,422	44,044
Daniel H. Schulman(1)	13,298	29,920
Lip-Bu Tan(1)	56,807	73,429
William D. Watkins(1)	13,298	29,920

(1) As of March 31, 2010 and 2011, Mr. Bingham also held an interest in 29,920 and 36,000 contingent share bonus awards, respectively, and Messrs. Davidson, Edwards, Shih, Schulman, Tan and Watkins each also held interests in 16,622 and 20,000 contingent share bonus awards, respectively. The contingent shares bonus awards for each year vest on the date immediately prior to the date of the Parent's 2010 and 2011 annual general meetings, respectively.

(2) On November 3, 2008, Mr. McNamara entered into a variable pre-paid forward contract with a third party relating to up to 808,561 of these ordinary shares. Under this contract, Mr. McNamara received an aggregate of approximately $2.84 million. Upon the maturity of this forward contract, on February 2, 2010,

Mr. McNamara settled the contract by delivering 656,391 ordinary shares. The forward contract provided that at maturity, subject to a cash settlement option, Mr. McNamara was required to deliver a number of ordinary shares equal to (i) 808,561 if the per share trading value of the ordinary shares at settlement was $4.28 or less, (ii) 808,561 multiplied by a fraction, the numerator of which was $4.28 and the denominator of which was the per share trading value at settlement, if the per share trading value at settlement was between $4.28 and $5.57, or (ii) 808,561 multiplied by a fraction, the numerator of which was the sum of $4.28 plus the difference between the per share trading value at settlement and $5.57, and the denominator of which was the per share trading value at settlement, if the per share trading value at settlement was $5.57 or more.

(3) As of March 31, 2010 and 2011, Mr. McNamara also held interests in 1,133,333 and 641,666 contingent share bonus awards, respectively, which are not included in the totals above. These share bonus awards comprise ordinary shares of the Parent to be allotted and issued pursuant to the 2001 Equity Incentive Plan and the 2002 Interim Incentive Plan upon satisfaction of the terms and conditions set by the committee administering the plans upon the grant of such contingent share bonus awards.

Options to acquire ordinary shares, no par value, in Flextronics International Ltd.

Name	As of March 31, 2010	As of March 31, 2011	Exercise Price	Exercisable Period
H. Raymond Bingham	25,000	—	$11.8200	10.14.05 to 10.14.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	12,500	12,500	$ 7.0800	09.30.08 to 09.30.13
James A. Davidson	25,000	—	$12.6200	05.17.05 to 05.17.10
	12,500	—	$12.6600	09.20.05 to 09.20.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	12,500	12,500	$ 7.0800	09.30.08 to 09.30.13
Robert L. Edwards	25,000	25,000	$ 5.2800	10.13.08 to 10.13.13
Michael M. McNamara	150,000	150,000	$13.9800	09.21.01 to 09.21.11
	2,000,000	2,000,000	$ 7.9000	07.01.02 to 07.01.12
	600,000	600,000	$ 8.8400	09.03.02 to 09.03.12
	200,000	200,000	$11.5300	08.23.04 to 08.23.14
	3,000,000	3,000,000	$12.3700	05.13.05 to 05.13.15
	700,000	700,000	$11.2300	04.17.06 to 04.17.16
	2,000,000	2,000,000	$10.5900	06.02.08 to 06.02.15
	2,000,000	2,000,000	$10.5900(1)	06.02.08 to 06.02.15
	2,000,000	2,000,000	$ 2.2600	12.05.08 to 12.05.15
	2,000,000	2,000,000	$ 1.9400	03.02.09 to 03.02.16
Daniel H. Schulman	25,000	25,000	$ 4.2400	06.18.09 to 06.18.14
Willy Shih, Ph.D.	25,000	25,000	$11.0000	01.10.08 to 01.10.13
	12,500	12,500	$ 7.0800	09.30.08 to 09.30.13
Lip-Bu Tan	25,000	—	$12.6200	05.17.05 to 05.17.10
	12,500	—	$12.6600	09.20.05 to 09.20.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	12,500	12,500	$11.4000	09.27.07 to 09.27.12
	12,500	12,500	$ 7.0800	09.30.08 to 09.30.13
William D. Watkins	25,000	25,000	$ 3.3900	04.14.09 to 04.14.14

(1) This option grant to Michael M. McNamara is not exercisable unless it is both vested and the stock price is equal to or greater than $12.50 on the exercise date.

Other than as disclosed above, no other directors of the Parent had an interest in any shares, debentures or share options of the Parent or related corporations either at the beginning or the end of the financial year as recorded in the register of directors' shareholdings kept by the Parent under section 164 of the Singapore Companies Act Chapter 50.

Directors' Receipt and Entitlement to Contractual Benefits

Other than as disclosed above, since the end of the previous financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, Chapter 50, by reason of a contract made by the Parent or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except the benefit included in the aggregate amount of emoluments received or due and receivable under their employment contracts.

Share Option and Award Plans (Schemes)

On July 14, 2009, the Parent launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible stock options covering the Parent's ordinary shares granted under certain of the Parent's equity compensation plans for a lesser amount of replacement stock options granted under one of the Parent's current equity incentive plans with new exercise prices equal to the closing price of the Parent's ordinary shares on the date of exchange (the "Exchange"). The Exchange offer was opened to all active U.S. and international employees of the Company, except in those jurisdictions where the local law, administrative burden or similar considerations made participation in the program illegal, inadvisable or impractical, and where exclusion otherwise was consistent with the Company's compensation policies with respect to those jurisdictions. The Exchange offer was not open to the Company's Board of Directors or its executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. The number of replacement options an eligible employee received in exchange for an eligible option grant was determined by an exchange ratio applicable to that option. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. Outstanding options covering approximately 29.8 million shares were eligible to participate in the Exchange.

The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of 7 years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, the Company will recognize approximately $1.8 million in incremental compensation expense over the expected service period of the replacement grants' vesting terms.

2010 Equity Incentive Plan

The Company historically granted equity compensation awards to acquire the Company's ordinary shares under four plans, the 2001 Equity Incentive Plan, the 2002 Interim Incentive Plan, the Solectron Corporation 2002 Stock Plan and the 2004 Award Plan for New Employees, which we refer to in this note as the Company's Prior Plans. As of March 31, 2011, the Company grants equity compensation awards from the 2010 Equity Incentive Plan (the "2010 Plan"), which was approved and adopted by the Company's shareholders in connection with the Company's 2010 Annual General Meeting on July 23, 2010. Under the 2010 Plan, no further awards were granted under the Prior Plans and ordinary shares available for future grant under such Prior Plans became available for grant under the 2010 Plan including shares subject to outstanding equity awards under such Prior Plans that become available for future grants as a result of the forfeiture, expiration of termination of such awards under the Prior Plans. As of March 31, 2011, the Company had approximately 45.3 million shares available for grants under the 2010 Plan. The 2010 plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors. Options issued to employees under the 2010 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

During the financial year ended March 31, 2011, options for a total of 2,063,748 ordinary shares in the Parent were granted under the 2010 Plan with an exercise price ranging from $5.03 to $8.09 and a weighted-average exercise price of $7.21.

During the financial year ended March 31, 2011, share bonus awards for a total of 9,739,375 ordinary shares in the Parent were granted under the 2010 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $5.03 to $8.09, a weighted-average grant-date market value of $7.01, and with an exercise price of $0.

During the financial year ended March 31, 2011, a total of 6,215,867 ordinary shares in the Parent were issued by virtue of the exercise of options granted under the 2010 Plan. As at March 31, 2011, the number and class of unissued shares under options granted under the 2010 Plan was 53,942,458 ordinary shares, net of cancellation of options for 4,773,992 ordinary shares during financial year 2011. Upon the satisfaction of prescribed time-based and/or performance based vesting conditions, ordinary shares in the Parent will be issued, free of payment, to the participants. There is no exercise price payable.

During the financial year ended March 31, 2011, a total of 2,758,593 ordinary shares in the Parent were issued by virtue of the vesting of share bonus awards granted under the 2010 Plan. As at March 31, 2011, the number and class of unissued shares comprised in share bonus awards granted under the 2010 Plan was 13,801,942 ordinary shares, net of cancellation of share bonus awards for 1,980,449 ordinary shares during financial year 2011.

The expiration date range from April 2011 to August 2019.

Holders of options granted under the 2010 Equity Incentive Plan have no rights to participate, by virtue of such options, in any share issuances of any other company.

Auditors

The auditors, Deloitte & Touche LLP, have expressed their willingness to accept re-appointment.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**
Director

/s/ **MICHAEL M. MCNAMARA**
Director

Singapore
May 23, 2011

Statement of Directors

In the opinion of the directors, the accompanying supplementary financial statements of Flextronics International Ltd. (the "Parent") and consolidated financial statements of Flextronics International Ltd. and subsidiaries (the "Company"), as set out on pages S-47 to S-58 and pages S-9 through S-46, respectively, are drawn up so as to give a true and fair view of the state of affairs of the Parent and of the Company as at March 31, 2011, and of the results, changes in equity and cash flows of the Company for the financial year then ended and at the date of this statement, there are reasonable grounds to believe that the Parent will be able to pay its debts when they fall due.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**	/s/ **MICHAEL M. MCNAMARA**
Director	Director

Singapore
May 23, 2011

Independent Auditors' Report to the Members of Flextronics International Ltd.

We have audited the accompanying Consolidated Financial Statements of Flextronics International Ltd. and its subsidiaries (the "Company") and the Supplementary Financial Statements of Flextronics International Ltd. (the "Parent") which comprise the balance sheets of the Company and the Parent as at March 31, 2011, the profit and loss statement, statement of changes in equity and cash flow statement of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages S-9 to S-58.

Management's Responsibility

Management is responsible for the preparation of financial statements that give true and fair view in accordance with the provisions of Singapore Companies Act, Cap. 50 (the "Act") and accounting principles generally accepted in the United States of America and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition; and transactions are properly authorized and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheet and to maintain accountability of assets.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Qualified Opinion

The Parent accounted for investments in subsidiaries using the equity method. Under this method, the Parent's investments in subsidiaries are reported as a separate line in the Parent's balance sheet. Accounting principles generally accepted in the United States of America require that these investments be consolidated rather than reported using the equity method.

Qualified Opinion

Except for the foregoing, in our opinion,

(a) the Consolidated Financial Statements of the Company and the balance sheet of the Parent are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America (the use of which is approved by the Accounting and Corporate Regulatory Authority of Singapore) so as to give a true and fair view of the state of affairs of the Company and of the Parent as at March 31, 2011 and of the results, changes in equity and cash flows of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Other Matters

The accompanying Consolidated Financial Statements of the Company as at March 31, 2011, and for the year then ended, have been audited by Deloitte & Touche LLP, San Jose, California, USA and have been included in the Annual Report for the financial year ended March 31, 2011 filed with the United States Securities and Exchange Commission. Together with the Supplementary Financial Statements of the Parent, these Consolidated Financial Statements have been reproduced for the purpose of filing with the Accounting and Corporate Regulatory Authority of Singapore.

Public Accountants and
Certified Public Accountants

Singapore
May 23, 2011

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2011	2010
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,748,471	$ 1,927,556
Accounts receivable, net of allowance for doubtful accounts of $13,388 and $13,163 as of March 31, 2011 and 2010, respectively	2,629,633	2,438,950
Inventories	3,550,286	2,875,819
Other current assets	1,125,809	747,676
Total current assets	9,054,199	7,990,001
Property and equipment, net	2,141,063	2,118,576
Goodwill and other intangible assets, net	213,083	254,717
Other assets	224,807	279,258
Total assets	$11,633,152	$10,642,552
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings, current portion of long-term debt and capital lease obligations	$ 21,179	$ 266,551
Accounts payable	5,081,898	4,447,968
Accrued payroll	381,188	347,324
Other current liabilities	1,344,666	1,285,368
Total current liabilities	6,828,931	6,347,211
Long-term debt and capital lease obligations, net of current portion	2,199,195	1,990,258
Other liabilities	310,330	320,516
Commitments and contingencies (Note 7)		
Shareholders' equity		
Ordinary shares, no par value; 830,745,010 and 843,208,876 issued, and 756,993,938 and 813,429,154 outstanding as of March 31, 2011 and 2010, respectively	8,865,556	8,924,769
Treasury stock, at cost; 73,751,072 and 29,779,722 shares as of March 31, 2011 and 2010, respectively	(523,110)	(260,074)
Accumulated deficit	(6,068,504)	(6,664,723)
Accumulated other comprehensive income (loss)	20,754	(15,405)
Total shareholders' equity	2,294,696	1,984,567
Total liabilities and shareholders' equity	$11,633,152	$10,642,552

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
Net sales	$28,679,925	$24,110,733	$30,948,575
Cost of sales	27,094,999	22,800,733	29,513,011
Restructuring charges	—	92,458	155,134
Gross profit	1,584,926	1,217,542	1,280,430
Selling, general and administrative expenses	816,349	767,134	979,060
Intangible amortization	70,913	89,615	135,872
Goodwill impairment charge	—	—	5,949,977
Restructuring charges	—	15,070	24,651
Other charges, net	6,267	206,895	89,262
Interest and other expense, net	75,800	155,603	231,917
Income (loss) before income taxes	615,597	(16,775)	(6,130,309)
Provision for (benefit from) income taxes	19,378	(35,369)	5,209
Net income (loss)	$ 596,219	$ 18,594	$ (6,135,518)
Earnings (loss) per share:			
Net income (loss):			
Basic	$ 0.77	$ 0.02	$ (7.47)
Diluted	$ 0.75	$ 0.02	$ (7.47)
Weighted-average shares used in computing per share amounts:			
Basic	777,315	811,677	820,955
Diluted	790,192	821,112	820,955

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Net income (loss)	$596,219	$18,594	$(6,135,518)
Other comprehensive income:			
Foreign currency translation adjustments	12,883	16,409	(32,357)
Unrealized gain (loss) on derivative instruments, and other income (loss)	23,276	25,635	(22,983)
Comprehensive income (loss)	$632,378	$60,638	$(6,190,858)

The accompanying notes are an integral part of these consolidated financial statements.

Singapore Statutory Financial Statements

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares				
	Shares Outstanding	Amount	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
			(In thousands)		
BALANCE AT MARCH 31, 2008	835,203	$8,790,740	$ (547,799)	$ (2,109)	$ 8,240,832
Repurchase of ordinary shares at cost	(29,780)	(260,074)	—	—	(260,074)
Issuance of ordinary shares for acquisitions	141	270	—	—	270
Exercise of stock options	2,243	13,848	—	—	13,848
Issuance of vested shares under share bonus awards	1,826	—	—	—	—
Net loss	—	—	(6,135,518)	—	(6,135,518)
Stock-based compensation, net of tax	—	57,150	—	—	57,150
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	(22,983)	(22,983)
Foreign currency translation	—	—	—	(32,357)	(32,357)
BALANCE AT MARCH 31, 2009	809,633	8,601,934	(6,683,317)	(57,449)	1,861,168
Exercise of stock options	2,497	6,026	—	—	6,026
Issuance of vested shares under share bonus awards	1,299	—	—	—	—
Net income	—	—	18,594	—	18,594
Stock-based compensation, net of tax	—	56,735	—	—	56,735
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	—	—	—	25,635	25,635
Foreign currency translation	—	—	—	16,409	16,409
BALANCE AT MARCH 31, 2010	813,429	8,664,695	(6,664,723)	(15,405)	1,984,567
Repurchase of ordinary shares at cost	(65,411)	(400,400)	—	—	(400,400)
Exercise of stock options	6,217	23,299	—	—	23,299
Issuance of vested shares under share bonus awards	2,759	—	—	—	—
Net income	—	—	596,219	—	596,219
Stock-based compensation, net of tax	—	54,852	—	—	54,852
Unrealized gain (loss) on derivative instruments, and other income (loss)	—	—	—	23,276	23,276
Foreign currency translation	—	—	—	12,883	12,883
BALANCE AT MARCH 31, 2011	756,994	$8,342,446	$(6,068,504)	$ 20,754	$ 2,294,696

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 596,219	$ 18,594	$ (6,135,518)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and other impairment charges	471,668	707,530	693,597
Goodwill impairment charge	—	—	5,949,977
Provision for doubtful accounts	4,043	44,066	73,845
Non-cash interest income and other	2,831	36,583	(35,553)
Stock-based compensation	55,237	56,474	56,914
Deferred income taxes and other non-cash income taxes	(51,198)	(108,272)	(19,899)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	26,519	(121,194)	1,025,434
Inventories	(664,738)	141,754	1,128,936
Other current and noncurrent assets	(337,057)	19,189	242,525
Accounts payable	609,868	413,053	(1,212,108)
Other current and noncurrent liabilities	143,952	(408,861)	(451,371)
Net cash provided by operating activities	857,344	798,916	1,316,779
Cash flows from investing activities:			
Purchases of property and equipment	(470,702)	(234,517)	(513,987)
Proceeds from the disposition of property, plant, and equipment	76,833	58,054	51,908
Acquisition of businesses, net of cash acquired	(16,966)	(75,901)	(214,496)
Proceeds from divestitures of operations, net	625	—	5,269
Other investments and notes receivable, net	(3,031)	260,188	26,450
Net cash provided by (used in) investing activities	(413,241)	7,824	(644,856)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	3,737,631	792,856	11,259,472
Repayments of bank borrowings and long-term debt	(3,686,731)	(1,002,668)	(11,433,848)
Payments for early repurchase of long-term debt	(315,495)	(509,486)	(226,199)
Payments for repurchases of ordinary shares	(400,400)	—	(260,074)
Proceeds from exercise of stock options	23,299	6,026	13,848
Net cash (used in) financing activities	(641,696)	(713,272)	(646,801)
Effect of exchange rates on cash	18,508	12,202	76,816
Net change in cash and cash equivalents	(179,085)	105,670	101,938
Cash and cash equivalents, beginning of year	1,927,556	1,821,886	1,719,948
Cash and cash equivalents, end of year	$ 1,748,471	$ 1,927,556	$ 1,821,886

Singapore Statutory Financial Statements

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company's operations have expanded over the years by a combination of internal expansion and acquisitions. The Company is a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor capital equipment, clean technology, aerospace and defense, and white goods; automotive and marine; and medical devices. The Company's strategy is to provide customers with a full range of vertically-integrated global supply chain services through which the Company designs, builds, ships and services a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid and flexible printed circuit board fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, warranty services, re-manufacturing and maintenance) and multiple component product offerings. Additionally, the Company provides market-specific design and engineering services ranging from contract design services ("CDM"), where the customer purchases services on a time and materials basis, to original product design and manufacturing services, where the customer purchases a product that was designed, developed and manufactured by the Company (commonly referred to as original design manufacturing, or "ODM"). ODM products are then sold by the Company's OEM customers under the OEM's brand names. The Company's CDM and ODM services include user interface and industrial design, mechanical engineering and tooling design, electronic system design and printed circuit board design.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's third fiscal quarter ends on December 31, and the fourth fiscal quarter and year ends on March 31 of each year. The first fiscal quarter ended on July 2, 2010, July 3, 2009 and June 27, 2008, respectively and the second fiscal quarter ended on October 1, 2010, October 2, 2009 and September 26, 2008, respectively. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a noncontrolling interest for the ownership of the noncontrolling owners. As of March 31, 2011 and 2010, noncontrolling interest was not material. The associated noncontrolling owners' interest in the income or losses of these companies has not been material to the Company's results of operations for fiscal years 2011, 2010 and 2009, and has been classified within Interest and other expense, net, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; uncertain tax positions; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; fair values of assets and liabilities obtained in business combinations and the fair values of stock

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

options and share bonus awards granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional currency transaction gains and losses, and re-measurement adjustments were not material to the Company's consolidated results of operations for fiscal years 2011, 2010 and 2009, and have been classified as a component of interest and other expense, net in the consolidated statement of operations.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for the 2011, 2010 and 2009 fiscal years.

The Company provides services for its customers that range from contract design to original product design to repair services. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services were less than 10% of the Company's total sales in the 2011, 2010 and 2009 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Customer Credit Risk

The Company has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring, and enforcement of credit limits for new and existing customers. The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent the Company identifies exposures as a result of credit or customer evaluations, the Company also reviews other customer related exposures, including but not limited to inventory and related contractual obligations.

During fiscal year 2009, the Company incurred $262.7 million of charges relating to Nortel and other customers that filed for bankruptcy or restructuring protection or otherwise experienced significant financial and liquidity difficulties. Of these charges, the Company classified approximately $189.5 million in cost of sales related to the write-down of inventory and associated contractual obligations and $73.3 million as selling, general and administrative expenses for provisions for doubtful accounts during fiscal year 2009. In November 2009, the Company agreed to a settlement with Nortel primarily related to pre-bankruptcy petition claims and revised its estimates related to the recovery of Nortel accounts receivable, certain retirement and contractual obligations and

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

other claims. In addition, the Company has continued to recover amounts related to previously reserved inventory as a result of continuing business with Nortel post bankruptcy. As a result, during fiscal year 2010, the Company recorded a net $2.3 million reduction to the original charge. During fiscal year 2011, the Company reached settlements relating to the majority of the outstanding claims, which did not result in a material impact to the financial statements. The Company does not expect to incur any additional charges relating to Nortel or the other customers referenced above.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash and cash equivalents, investments, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts during fiscal years 2011, 2010 and 2009:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts:				
Year ended March 31, 2009	$16,732	$73,845	$(61,557)	$29,020
Year ended March 31, 2010	$29,020	$44,066	$(59,923)	$13,163
Year ended March 31, 2011	$13,163	$ 4,043	$ (3,818)	$13,388

One customer accounted for approximately 11% of the Company's net sales in fiscal 2011. Two different customers accounted for approximately 10% and 11% of the Company's net sales in fiscal years 2010 and 2009. The Company's ten largest customers accounted for approximately 52%, 47% and 50% of its net sales, in fiscal years 2011, 2010 and 2009, respectively. As of March 31, 2011 and 2010, no single customer accounted for greater than 10% of the Company's total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the issuer's or the fund's total assets measured at the time of purchase or $10.0 million, whichever is greater.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions. See additional discussion of derivatives at Note 5.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31, 2011	As of March 31, 2010
	(In thousands)	
Cash and bank balances	$1,372,711	$ 715,146
Money market funds and time deposits	375,760	1,212,410
	$1,748,471	$1,927,556

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2011	2010
	(In thousands)	
Raw materials	$2,271,944	$1,874,244
Work-in-progress	579,047	480,216
Finished goods	699,295	521,359
	$3,550,286	$2,875,819

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment was comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2011	2010
		(In thousands)	
Machinery and equipment	3 - 10	$ 2,515,669	$ 2,286,988
Buildings	30	1,019,970	963,460
Leasehold improvements	up to 30	279,981	250,373
Furniture, fixtures, computer equipment and software	3 - 7	389,853	367,206
Land	—	134,187	137,959
Construction-in-progress	—	102,016	145,925
		4,441,676	4,151,911
Accumulated depreciation and amortization		(2,300,613)	(2,033,335)
Property and equipment, net		$ 2,141,063	$ 2,118,576

Total depreciation expense associated with property and equipment amounted to approximately $397.3 million, $375.9 million and $385.5 million in fiscal years 2011, 2010 and 2009, respectively. Property and equipment excludes assets no longer in use and held for sale as a result of restructuring activities, as discussed in Note 9.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to Note 9, "Restructuring Charges" for a discussion of impairment charges recorded in fiscal year 2009.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the acquisition method of accounting. The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. Contingent consideration is recorded at fair value as of the date of the acquisition with subsequent adjustments recorded in earnings. Changes to valuation allowances on acquired deferred tax assets are recognized in the provision for, or benefit from, income taxes. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangibles

Goodwill is tested for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The Company has one reporting unit: Electronic Manufacturing Services. If the recorded value of the assets, including goodwill, and liabilities ("net book value") of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized. Further, to the extent the net book value of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. The Company completed its annual impairment test during its fourth quarter of fiscal year 2011 and determined that no impairment existed as of the date of the impairment test. The fair value of the reporting unit significantly exceeded the carrying value.

During its third fiscal quarter of 2009, which ended December 31, 2008, the Company concluded that an interim goodwill impairment analysis was required. Pursuant to the accounting guidance for goodwill and other intangible assets, the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the Company is compared to its carrying value. In connection with the preparation of interim financial statements for the period ended December 31, 2008, management completed a valuation of the Company, which incorporated existing market-based considerations as well as a discounted cash flow methodology based on current results and projections, and concluded the estimated fair value of the Company was less than its net book value. Accordingly the guidance required a second step to determine the implied fair value of the Company's goodwill, and to compare it to the carrying value of the Company's goodwill. This second step included valuing all of the tangible and intangible assets and liabilities of the Company as if it had been acquired in a business combination, including valuing all of the Company's intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. The result of this assessment indicated that the implied fair value of goodwill as of that date was zero. As a result, the Company recognized a non-cash impairment charge of approximately $5.9 billion during the quarter ended December 31, 2008 to write-off the entire carrying value of its goodwill.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following table summarizes the activity in the Company's goodwill account during fiscal years 2011 and 2010:

	As of March 31,	
	2011	2010
	(In thousands)	
Balance, beginning of the year, net of accumulated impairment of $5,949,977	$84,360	$36,776
Additions(1)	7,119	17,635
Purchase accounting adjustments and reclassification to other intangibles(2)	1,170	31,646
Foreign currency translation adjustments	558	(1,697)
Balance, end of period, net of accumulated impairment of $5,949,977	$93,207	$84,360

(1) For fiscal years 2011 and 2010, additions were attributable to certain acquisitions that were not individually, nor in the aggregate, significant to the Company. Refer to the discussion of the Company's acquisitions in Note 11, "Business and Asset Acquisitions and Divestitures."

(2) Includes adjustments and reclassifications resulting from management's review and finalization of the valuation of assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition, based on management's estimates. Adjustments and reclassifications during fiscal years 2011 and 2010 were attributable to purchase accounting adjustments for certain historical acquisitions that were not individually, nor in the aggregate, significant to the Company. Refer to the discussion of the Company's acquisitions in Note 11, "Business and Asset Acquisitions and Divestitures."

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The Company reviewed the carrying value of its intangible assets concurrent with its testing of goodwill for impairment for the period ended March 31, 2011 and concluded that such amounts continued to be recoverable.

Intangible assets are comprised of customer-related intangibles, which primarily include contractual agreements and customer relationships; and licenses and other intangibles, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Generally customer-related intangibles are amortized on an accelerated method based on expected cash flows, generally over a period of up to eight years, and licenses and other intangibles generally over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal years 2011 and 2010, the Company did not have any material additions to intangible assets. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The components of acquired intangible assets are as follows:

	As of March 31, 2011			As of March 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)			(In thousands)	
Intangible assets:						
Customer-related intangibles	$378,412	$(283,732)	$ 94,680	$506,595	$(355,409)	$151,186
Licenses and other intangibles	44,915	(19,719)	25,196	54,792	(35,621)	19,171
Total	$423,327	$(303,451)	$119,876	$561,387	$(391,030)	$170,357

Singapore Statutory Financial Statements

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Total intangible amortization expense recognized during fiscal years 2011, 2010 and 2009 was $70.9 million, $89.6 million and $135.9 million, respectively. As of March 31, 2011, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.0 years and 3.5 years for customer-related intangibles, and licenses and other intangibles, respectively.

The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2012	$ 44,986
2013	31,234
2014	21,173
2015	11,400
2016	5,669
Thereafter	5,414
Total amortization expense	$119,876

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the consolidated statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period. Additional information is included in Note 5.

Other Current Assets / Other Assets

Other current assets includes approximately $460.0 million as of March 31, 2011 for the deferred purchase price receivable from our Global and North American Asset-Backed Securitization programs and approximately $135.4 million as of March 31, 2010 for the deferred purchase price receivable and investment participation in the qualified special purpose entity from the Global Asset-Backed Securitization program. See Note 6 for additional information regarding the Company's participation in its trade receivables securitization programs.

The Company has certain equity investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment indicators and makes appropriate reductions in carrying values as required. Fair values of these investments, when required, are estimated using unobservable inputs, primarily discounted cash flow projections.

As of March 31, 2011 and 2010, the Company's equity investments in non-majority owned companies totaled $34.0 million and $27.3 million, respectively, of which $1.7 million and $1.9 million, respectively, were accounted for using the equity method. The equity in the earnings or losses of the Company's equity method investments were not material to the consolidated results of operations for fiscal years 2011, 2010 and 2009.

During fiscal 2011, the Company recognized a gain of approximately $18.6 million, associated with the sale of an equity investment that was previously fully impaired, which is included in Other charges, net in the Consolidated Statement of Operations.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

During fiscal 2010, total impairment charges related to the Company's equity investments and notes receivable for fiscal year 2010 were approximately $199.4 million and are included in Other charges, net in the Consolidated Statements of Operations. During fiscal year 2009, the Company recognized an approximate $74.1 million impairment charge to write-down notes receivable from an affiliate to its expected recoverable amount, which was included in Other charges, net in the Consolidated Statements of Operations.

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate excess manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans. See Note 9 for additional information regarding restructuring charges.

Stock-Based Compensation

Equity Compensation Plans

The Company historically granted equity compensation awards to acquire the Company's ordinary shares under four plans, the 2001 Equity Incentive Plan, the 2002 Interim Incentive Plan, the Solectron Corporation 2002 Stock Plan and the 2004 Award Plan for New Employees, which we refer to in this note as the Company's Prior Plans. As of March 31, 2011, the Company grants equity compensation awards under the 2010 Equity Incentive Plan (the "2010 Plan"), which was approved and adopted by the Company's shareholders at the Company's 2010 Annual General Meeting on July 23, 2010. Since the adoption of the 2010 Plan, no further awards are made under the Prior Plans and ordinary shares available for future grant under such Prior Plans became available for grant under the 2010 Plan including shares subject to outstanding equity awards under such Prior Plans that become available for future grants as a result of the forfeiture, expiration or termination of such awards under the Prior Plans. As of March 31, 2011, the Company had approximately 56.4 million shares available for grants under the 2010 Plan. Options issued to employees under the 2010 Plan generally vest over four years and expire seven years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and may not be less than the closing price of the Company's ordinary shares on the date of grant.

The Company grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three to five year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Cost of sales	$10,249	$10,847	$ 9,283
Selling, general and administrative expenses	44,988	45,627	47,631
Total stock-based compensation expense	$55,237	$56,474	$56,914

As required by the authoritative guidance for stock-based compensation, management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. Total stock-based compensation capitalized as part of inventory during the fiscal years ended March 31, 2011 and 2010 was not material.

As of March 31, 2011, the total compensation cost related to unvested stock options granted to employees under the Company's equity compensation plans, but not yet recognized, was approximately $30.9 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 1.3 years and will be adjusted for estimated forfeitures. As of March 31, 2011, the total unrecognized compensation cost related to unvested share bonus awards granted to employees under the Company's equity compensation plans was approximately $83.9 million. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 2.3 years and will be adjusted for estimated forfeitures. Approximately $22.8 million of the unrecognized compensation cost is related to share bonus awards where vesting is contingent upon meeting both a service requirement and achievement of longer-term goals. As of March 31, 2011, achievement of these goals was probable for 322,500 of these awards and approximately $3.2 million of compensation expense related to the awards expected to vest was recognized in fiscal year 2011.

Cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows pursuant to the authoritative guidance. During fiscal years 2011, 2010 and 2009, the Company did not recognize any excess tax benefits as a financing cash inflow related to its equity compensation plans.

Determining Fair Value

Valuation and Amortization Method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term—The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility—The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Expected Dividend—The Company has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Company's stock options granted to employees for fiscal years 2011, 2010 and 2009, other than those granted in connection with the option exchange in fiscal year 2010 and those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2011	2010	2009
Expected term	4.1 years	4.5 years	4.2 years
Expected volatility	46.9%	53.8%	51.0%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	1.6%	1.3%	2.2%
Weighted-average fair value	$2.80	$2.75	$2.22

Options granted during the 2011, 2010 and 2009 fiscal years had contractual lives of seven years.

During the 2009 fiscal year, 2.7 million options were granted to certain key employees which vest over a period of four years. These options expire seven years from the date of grant and are exercisable only when the Company's stock price is $12.50 per share, or above. The fair value of these options was estimated to be $4.25 per option and were calculated using a lattice model.

Stock-Based Awards Activity

On July 14, 2009, the Company launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible outstanding stock options for a lesser amount of replacement stock options with new exercise prices equal to the closing price of the Company's ordinary shares on the date of exchange (the "Exchange"). The Exchange offer was not open to the Company's Board of Directors or its executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. Outstanding options covering approximately 29.8 million shares were eligible to participate in the Exchange.

The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of 7 years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, the Company will recognize approximately $1.8 million in incremental compensation expense over the expected service period of the replacement grants' vesting terms.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following is a summary of option activity for the Company's equity compensation plans, ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31,					
	2011		2010		2009	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	62,868,569	$7.16	81,927,879	$ 9.13	52,541,413	$11.67
Granted	2,063,748	7.21	869,600	6.17	43,586,251	6.21
Granted under option exchange program	—	—	16,867,452	5.57	—	—
Exercised	(6,215,867)	7.44	(2,496,254)	6.54	(2,242,639)	6.13
Forfeited	(4,773,992)	6.55	(6,376,879)	9.50	(11,957,146)	10.16
Cancelled under option exchange program	—	—	(27,923,229)	11.85	—	—
Outstanding, end of fiscal year	53,942,458	$7.61	62,868,569	$ 7.16	81,927,879	$ 9.13
Options exercisable, end of fiscal year	34,237,404	$9.23	24,989,665	$10.71	34,329,956	$12.51

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $22.9 million, $10.3 million and $6.3 million during fiscal years 2011, 2010 and 2009, respectively.

Cash received from option exercises under all equity compensation plans was $23.3 million, $6.0 million and $13.8 million for fiscal years 2011, 2010 and 2009, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 - $ 2.26	14,120,595	4.72	$ 2.21	4,933,133	$ 2.19
$ 3.39 - $ 5.75	12,506,064	5.36	5.55	6,506,154	5.56
$ 5.87 - $ 7.07	1,481,659	3.86	6.31	756,198	5.92
$ 7.08 - $10.59	12,623,012	3.85	9.64	8,855,491	9.69
$10.67 - $11.41	1,517,458	4.84	11.13	1,496,925	11.13
$11.53 - $13.98	8,094,953	3.44	12.42	8,090,786	12.42
$14.34 - $23.02	3,598,717	2.32	17.09	3,598,717	17.09
$ 1.94 - $23.02	53,942,458	4.29	$ 7.61	34,237,404	$ 9.23
Options vested and expected to vest	52,893,459	4.27	$ 7.66		

As of March 31, 2011, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $100.2 million, $97.3 million and $39.7 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2011 for the approximately 28.6 million options that were in-the-money at March 31, 2011. As of March 31, 2011, the weighted average remaining contractual life for options exercisable was 3.9 years.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following table summarizes the Company's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31,					
	2011		2010		2009	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	8,801,609	$10.31	10,456,905	$10.31	8,866,364	$10.70
Granted	9,739,375	7.01	523,229	7.08	4,364,194	9.30
Vested	(2,758,593)	10.37	(1,299,357)	8.98	(1,825,252)	9.41
Forfeited	(1,980,449)	9.74	(879,168)	10.40	(948,401)	11.08
Unvested share bonus awards outstanding, end of fiscal year	13,801,942	$ 8.04	8,801,609	$10.31	10,456,905	$10.31

Of the unvested share bonus awards granted under the Company's equity compensation plans during fiscal year 2011, 1,200,000 represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting a certain market condition. The number of shares that ultimately will vest are based on a measurement of Flextronics's total shareholder return against the Standard and Poor's ("S&P") 500 Composite Index. The actual number of shares issued can range from zero to 1,800,000. These awards vest over a period of four years, subject to achievement of total shareholder return levels relative to the S&P 500 Composite Index. The grant-date fair value of these awards was estimated to be $7.32 per share and was calculated using a Monte Carlo simulation.

Of the unvested share bonus awards granted under the Company's equity compensation plans during fiscal year 2009, 1,930,000 were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over a period of three to five years. As of March 31, 2011, achievement of these goals was probable for 322,500 of these awards. Compensation expense for share bonus awards with both a service and a performance condition is being recognized on a graded attribute basis over the requisite contractual or derived service period of the awards.

The total intrinsic value of shares vested under the Company's equity compensation plans was $19.6 million, $7.0 million and $17.2 million during fiscal years 2011, 2010 and 2009, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Earnings (Loss) Per Share

Basic earnings per share exclude dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share:

	Fiscal Year Ended March 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
Basic earnings (loss) per share:			
Net income (loss)	$596,219	$ 18,594	$(6,135,518)
Shares used in computation:			
Weighted-average ordinary shares outstanding	777,315	811,677	820,955
Basic earnings (loss) per share	$ 0.77	$ 0.02	$ (7.47)
Diluted earnings (loss) per share:			
Net income (loss)	$596,219	$ 18,594	$(6,135,518)
Shares used in computation:			
Weighted-average ordinary shares outstanding	777,315	811,677	820,955
Weighted-average ordinary share equivalents from stock options and awards(1)	12,877	9,435	—
Weighted-average ordinary share equivalents from convertible notes(2)	—	—	—
Weighted-average ordinary shares and ordinary share equivalents outstanding	790,192	821,112	820,955
Diluted earnings (loss) per share	$ 0.75	$ 0.02	$ (7.47)

(1) Ordinary share equivalents from stock options to purchase approximately 25.5 million, 38.1 million and 61.5 million shares during fiscal years 2011, 2010 and 2009, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods. Additionally, as a result of the company's net loss, ordinary share equivalents from approximately 1.6 million options and share bonus award were excluded from the calculation of diluted earnings (loss) per share during the twelve-month period ended March 31, 2009.

(2) During fiscal year 2011 the Company redeemed its 1% Convertible Subordinated Notes upon maturity. The notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price) in stock. The conversion price was $15.525 per share (subject to certain adjustments). During fiscal years 2010 and 2009, the conversion obligation was less than the principal portion of these notes and accordingly, no additional shares were included as ordinary share equivalents

On July 31, 2009, the principal amount of the Company's Zero Coupon Convertible Junior Subordinated Notes was settled in cash upon maturity. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of the conversion value over the conversion price) in stock. The conversion price was $10.50 per share. On the maturity date the Company's stock price was less than the conversion price, and therefore no shares were issued.

Recent Accounting Pronouncements

In June 2009, a new accounting standard was issued which amends the consolidation guidance applicable to variable interest entities ("VIEs"), the approach for determining the primary beneficiary of a VIE, and disclosure requirements of a company's involvement with VIEs. Also in June 2009, a new accounting standard was issued which removes the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

initial measurement of a transferor's interest in transferred financial assets. These standards are effective for fiscal years beginning after November 15, 2009 and were adopted by the Company effective April 1, 2010. The adoption of these standards did not impact the Company's consolidated statement of operations. Upon adoption, accounts receivables sold in the Global Asset-Backed Securitization program were consolidated by the Company and remained on its balance sheet; cash received from the program was treated as a bank borrowing on the Company's balance sheet and as a financing activity in the statement of cash flows. As a result of the adoption of these standards, the Company recorded accounts receivables and related bank borrowings of $217.1 million as of April 1, 2010. In September 2010 the securitization agreement was amended such that sales of accounts receivable from this program are accounted for as sales of financial assets and are removed from the consolidated balance sheets. Cash received from the sale of accounts receivables, under this program, including amounts received for the beneficial interest that are paid upon collection of accounts receivables, are reported as cash provided by operating activities in the statement of cash flows (see Note 6).

The North American Asset-Backed Securitization program and the accounts receivable factoring program were amended effective concurrent with the implementation of these new accounting standards in the first fiscal quarter ended July 2, 2010, such that sales of accounts receivable from these programs continue to be accounted for as sales of financial assets and are removed from the consolidated balance sheets. Cash received from the sale of accounts receivables under these programs, including amounts received for the beneficial interest that are paid upon collection of accounts receivables, are reported as cash provided by operating activities in the statement of cash flows (see Note 6).

3. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Net cash paid (received) for:			
Interest	$83,133	$126,327	$178,641
Income taxes	$77,690	$ 89,973	$ (56,315)
Non-cash investing and financing activities:			
Issuance of ordinary shares for acquisition of businesses	$ —	$ —	$ 270

4. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt are as follows:

	As of March 31,	
	2011	2010
	(In thousands)	
Term Loan Agreement, including current portion, due in installments through October 2014	$1,674,435	$1,691,775
Asia Term Loans	379,000	—
Outstanding under revolving line of credit	160,000	—
1.00% convertible subordinated notes due August 2010	—	234,240
6.25% senior subordinated notes due November 2014	—	302,172
Other	6,437	26,643
	2,219,872	2,254,830
Current portion	(20,930)	(265,954)
Non-current portion	$2,198,942	$1,988,876

Singapore Statutory Financial Statements

4. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Maturities for the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount (In thousands)
2012	$ 20,930
2013	651,922
2014	386,688
2015	1,155,705
2016	—
Thereafter	4,627
Total	$2,219,872

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Company entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2011 and 2010, there were $160.0 million and $0, respectively, outstanding under the credit facility. Borrowings under the credit facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. The Company is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Company's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Company is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2011, the Company was in compliance with the covenants under the credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $321.6 million in the aggregate, under which there were approximately $1.6 million and $6.7 million of borrowings outstanding as of March 31, 2011 and 2010, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter—bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2012. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

1% Convertible Subordinated Notes

During August 2010, the Company paid $240.0 million to redeem the 1% Convertible Subordinated Notes at par upon maturity plus accrued interest. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of conversion value over the conversion price) in stock. The conversion price was $15.525 per share (subject to certain adjustments). On the maturity date, the Company's stock price was less than the conversion price, and therefore no ordinary shares were issued.

4. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

6.5% Senior Subordinated Notes

On March 19, 2010, the Company paid approximately $306.3 million to redeem the aggregate principal balance of $299.8 million of these notes at a redemption price of 102.167% of the principal amount. The Company recognized a loss associated with the early redemption of the notes of approximately $10.5 million during the fiscal year ended March 31, 2010, consisting of the redemption price premium of approximately $6.5 million, and approximately $4.0 million for transaction costs and the write-off of unamortized debt costs. The loss is recorded in Other charges, net in the Consolidated Statements of Operations.

During June 2009, the Company paid approximately $101.8 million to purchase an aggregate principal amount of $99.8 million of these Notes in a cash tender offer. The cash paid included $2.3 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and were being recognized as a component of interest expense over the remaining life of the Notes until the redemption noted above. The Company recognized a $2.3 million loss during fiscal year 2010 associated with the partial extinguishment of the Notes, which included approximately $2.6 million for transaction costs and the write-down of related debt issuance costs. In conjunction with the tender offer, the Company obtained consents to certain amendments to the restricted payments covenants and certain related definitions in the indenture under which the Notes were issued. The amendments permitted the Company greater flexibility to purchase or make other payments in respect of its equity securities and debt that was subordinated to the Notes and to make certain other restricted payments under the indenture.

6.25% Senior Subordinated Notes

During December 2010, the Company paid approximately $308.5 million to redeem the aggregate principal balance of $302.2 million of these notes at a redemption price of 102.083% of the principal amount. The Company recognized a loss associated with the early redemption of the notes of approximately $13.2 million during the fiscal year ended March 31, 2011, consisting of the redemption price premium of approximately $6.3 million, and approximately $6.9 million primarily for the write-off of the unamortized debt issuance costs. The loss is recorded in Other charges, net in the Consolidated Statement of Operations.

During June 2009, the Company paid approximately $101.3 million to purchase an aggregate principal amount of $99.9 million of these Notes in a cash tender offer. The cash paid included $6.5 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and are being recognized as a component of interest expense over the remaining life of the Notes. The Company recognized a $2.3 million gain during fiscal year 2010 associated with the partial extinguishment of the Notes, net of approximately $2.7 million for transaction costs and the write-down of related debt issuance costs.

Term Loan Agreement

In connection with the Company's acquisition of Solectron Corporation ("Solectron"), the Company entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for certain of Solectron's notes in connection with the acquisition, and to pay any related fees and expenses including acquisition related costs.

On October 1, 2007, the Company borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, the Company borrowed an additional $175.0 million to fund its repurchase and redemption of certain outstanding debt of Solectron. On February 29, 2008, the Company borrowed the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of additional Solectron debt. The maturity date of these loans

4. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

is seven years from the date of the Term Loan Agreement. These loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. Borrowings under the Term Loan Agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2011, the Company was in compliance with the covenants under the Term Loan Agreement.

As of March 31, 2011, the Company had approximately $1.7 billion of borrowings outstanding under the Term Loan Agreement.

Asia Term Loans

On September 27, 2010, the Company entered into a $50.0 million term loan agreement with a bank based in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan agreement matures on September 27, 2013. Borrowings under the term loan bear interest at LIBOR plus 2.30%. The Company, at its election, may convert the loan (in whole or in part) to bear interest at the higher of the Federal Funds rate plus 0.5% or the prime rate plus, in each case 1.0%. Principal payments of $500,000 are due quarterly with the balance due on the maturity date. The Company has the right to prepay any part of the loan without penalty. Borrowings under the term loan agreement are guaranteed by certain subsidiaries of the Company.

On September 28, 2010, the Company entered into a $130.0 million term loan facility with a bank in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan facility matures on September 28, 2013. Borrowings under the facility bear interest at LIBOR plus a margin of 2.15%, and the Company paid a non-refundable fee of $1.4 million at the inception of the loan. The Company has the right to prepay any part of the loan without penalty.

On February 17, 2011, the Company entered into a $200.0 million term loan facility with a bank in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan facility matures on February 17, 2014. Borrowings under the facility bear interest at LIBOR plus a margin of 2.28%, and the Company paid a non-refundable fee of $1.0 million at the inception of the loan. The Company has the right to prepay any part of the loan without penalty.

The term loan agreements are unsecured, and contain customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The term loan agreements also require the Company maintain a maximum ratio of total indebtedness to EBITDA during the terms of the agreements. As of March 31, 2011, the Company was in compliance with the covenants under these facilities.

Fair Values

As of March 31, 2011, the approximate fair value of the Company's debt outstanding under its $1.7 billion Term Loan Agreement was 99.3% of the face value of the debt obligation based on broker trading prices. The

4. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Company's Asia Term Loans are not traded publicly; however, as the pricing, maturity and other pertinent terms of these loans closely approximate those of the $1.7 billion Term Loan Agreements, management estimates the respective fair values would be approximately the same. As of March 31, 2010, the approximate fair values of the Company's 6.25% Senior Subordinated Notes, 1% Convertible Subordinated Notes and debt outstanding under its Term Loan Agreement were 101.0%, 99.18% and 95.58% of the face values of the debt obligations, respectively, based on broker trading prices.

Interest Expense

For the fiscal years ended March 31, 2011, 2010 and 2009, the Company recognized total interest expense of $96.1 million, $158.1 million and $245.5 million, respectively, on its debt obligations outstanding during the period.

5. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's cash equivalents are comprised of cash and bank deposits and money market accounts, and are valued using level two inputs. The amount invested in any single issuer or fund may not exceed 20% of the issuer's or the fund's total assets measured at the time of purchase or $10 million, whichever is greater.

Foreign Currency Contracts

The Company transacts business in various foreign countries and is therefore, exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Company has established risk management programs to protect against volatility in the value of non-functional currency denominated monetary assets and liabilities, and of future cash flows caused by changes in foreign currency exchange rates. The Company tries to maintain a fully hedged position for certain transaction exposures, which are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Company's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly, fair value adjustments related to the credit risk of the counter-party financial institution was not material.

5. FINANCIAL INSTRUMENTS (Continued)

As of March 31, 2011, the aggregate notional amount of the Company's outstanding foreign currency forward and swap contracts was $2.4 billion as summarized below:

Currency	Buy/Sell	Foreign Currency Amount	Notional Contract Value in USD
		(In thousands)	
Cash Flow Hedges			
CNY	Buy	1,654,600	$ 252,383
EUR	Buy	21,953	30,792
EUR	Sell	20,317	28,086
HUF	Buy	14,159,000	74,627
ILS	Buy	141,800	40,387
MXN	Buy	1,510,500	126,644
MYR	Buy	389,700	128,750
SGD	Buy	67,500	53,470
Other	Buy	N/A	74,517
			809,656
Other Forward/Swap Contracts			
CAD	Buy	51,118	52,590
CAD	Sell	61,811	63,567
EUR	Buy	153,312	215,730
EUR	Sell	226,074	318,043
GBP	Buy	12,375	19,949
GBP	Sell	10,505	16,879
HKD	Buy	215,222	27,645
HUF	Buy	6,761,700	35,639
HUF	Sell	7,385,500	38,926
JPY	Buy	4,707,868	56,736
JPY	Sell	2,401,836	29,032
MXN	Buy	695,510	58,313
MXN	Sell	278,100	23,317
SEK	Buy	2,033,746	320,674
SEK	Sell	946,678	149,263
Other	Buy	N/A	98,466
Other	Sell	N/A	49,880
			1,574,649
Total Notional Contract Value in USD			$2,384,305

As of March 31, 2011 and 2010, the fair value of the Company's short-term foreign currency contracts was not material and included in other current assets or other current liabilities, as applicable, in the consolidated balance sheet. Certain of these contracts are designed to economically hedge the Company's exposure to monetary assets and liabilities denominated in a non-functional currency and are not accounted for as hedges under the accounting standards. Accordingly, changes in fair value of these instruments are recognized in earnings during the period of change as a component of interest and other expense, net in the consolidated statement of operations. As of March 31, 2011 and 2010, the Company also has included net deferred gains and losses, respectively, in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet, relating to changes in fair value of its foreign currency contracts that are accounted for as cash flow hedges. These deferred gains and losses were not material, and the deferred losses as of March 31, 2011 are expected to be recognized as a component of cost of sales in the consolidated statement of operations primarily

5. FINANCIAL INSTRUMENTS (Continued)

over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented and are included as a component of interest and other expense, net in the consolidated statement of operations.

The following table presents the Company's assets and liabilities related to foreign currency contracts measured at fair value on a recurring basis as of March 31, 2011 and 2010, aggregated by level in the fair-value hierarchy within which those measurements fall:

	As of March 31, 2011			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Foreign currency contracts	$ —	$24,071	$ —	$24,071
Liabilities:				
Foreign currency contracts	—	(6,900)	—	(6,900)
Total:	$ —	$17,171	$ —	$17,171

	As of March 31, 2010			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Assets:				
Foreign currency contracts	$ —	$15,671	$ —	$15,671
Liabilities:				
Foreign currency contracts	—	(9,535)	—	(9,535)
Total:	$ —	$ 6,136	$ —	$ 6,136

There were no transfers between levels in the fair value hierarchy during the twelve-month period ended March 31, 2011 and 2010. The Company's foreign currency forward contracts are measured on a recurring basis at fair value based on foreign currency spot and forward rates quoted by banks or foreign currency dealers.

The following table presents the fair value of the Company's derivative instruments located on the Consolidated Balance Sheets utilized for foreign currency risk management purposes at March 31, 2011 and 2010:

	As of March 31, 2011			
	Fair Values of Derivative Information			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In thousands)			
Derivatives designated as hedging instruments				
Foreign currency contracts	Other current assets	$19,579	Other current liabilities	$ (778)
Derivatives not designated as hedging instruments				
Foreign currency contracts	Other current assets	$ 4,492	Other current liabilities	$(6,122)

Singapore Statutory Financial Statements

5. FINANCIAL INSTRUMENTS (Continued)

	As of March 31, 2010			
	Fair Values of Derivative Information			
	Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
	(In thousands)			
Derivatives designated as hedging instruments				
Foreign currency contracts	Other current assets	$8,559	Other current liabilities	$(2,425)
Derivatives not designated as hedging instruments				
Foreign currency contracts	Other current assets	$7,112	Other current liabilities	$(7,110)

Interest Rate Swap Agreements

The Company is exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility and Term Loan Agreement. During fiscal years 2009 and 2008, the Company entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement. All of the interest rate swap agreements expired by January 2011.

The Company's interest rate swap agreements were accounted for as cash flow hedges, and no portion of the swaps were considered ineffective. For fiscal years 2011, 2010 and 2009, the net amount recorded as interest expense from these swaps was not material. At March 31, 2010, the fair value of the Company's interest rate swaps were not material and were included in other current liabilities in the consolidated balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income were released through earnings as the Company made fixed, and received variable, interest payments over the term of the swaps.

6. TRADE RECEIVABLES SECURITIZATION

The Company sells trade receivables under two asset-backed securitization programs and under an accounts receivable factoring program.

Asset-Backed Securitization Programs

The Company continuously sells designated pools of trade receivables under its Global Asset-Backed Securitization Agreement (the "Global Program") and its North American Asset-Backed Securitization Agreement (the "North American Program," collectively, the "ABS Programs") to affiliated special purpose entities, which in turn sells 100% of the receivables to unaffiliated financial institutions. These programs allow the operating subsidiaries to receive a cash payment and a deferred purchase price receivable for sold receivables. Following the transfer of the receivables to the special purpose entities, the transferred receivables are isolated from the Company and its affiliates, and upon the sale of the receivables form the special purpose entity to the unaffiliated financial institutions effective control of the transferred receivables is passed to the unaffiliated financial institutions, which has the right to pledge or sell the receivables. Although the special purpose entities are consolidated by the Company, they are separate corporate entities and their assets are available first to satisfy the claims of their creditors. The investment limits by the financial institutions are $500.0 million for the Global Program and $300.0 million for the North American Program and require a minimum level of deferred purchase price receivable to be retained by the Company in connection with the sales.

The Company services, administers and collects the receivables on behalf of the special purpose entities and receives a servicing fee of 0.5% to 1.00% of serviced receivables per annum. Servicing fees recognized during

6. TRADE RECEIVABLES SECURITIZATION (Continued)

the fiscal years ended March 31, 2011, 2010 and 2009 were not material and are included in Interest and other expense, net within the Consolidated Statements of Operations. As the Company estimates the fee it receives in return for its obligation to service these receivables is at fair value, no servicing assets and liabilities are recognized.

Effective April 1, 2010, the Company adopted two new accounting standards, the first of which removed the concept of a qualifying special purpose entity and created more stringent conditions for reporting the transfer of a financial asset as a sale. The second standard amended the consolidation guidance for determining the primary beneficiary of a variable interest entity. As a result of the adoption of the second standard, the Company was deemed to be the primary beneficiary of the special purpose entity to which the pool of trade receivables was sold under the Global Program and, as such, was required to consolidate the special purpose entity; the Company had previously been consolidating the special purpose entity under the North American Program. The North American Program was amended effective April 1, 2010 and the Global Program was amended effective September 29, 2010 in each case to provide for the sale by the special purpose entities of 100% of the eligible receivables to the unaffiliated financial institutions; previously the special purpose entities had retained a partial interest in the sold receivables. Upon adoption of these standards, the balance of receivables sold for cash under the Global Program as of April 1, 2010, totaling $217.1 million, was recorded as accounts receivables and short-term bank borrowings in the opening balance sheet of fiscal 2011. Upon collection of these receivables the Company recorded cash from operations offset by repayments of bank borrowings from financing activities in the Condensed Consolidated Statements of Cash Flows during the year ended March 31, 2011.

Although the Company still consolidates the special purpose entities, as a result of the amendments to the North American Program effective April 1, 2010 and the Global Program on September 29, 2010, all of the receivables sold to the unaffiliated financial institutions for cash are removed from the Condensed Consolidated Balance Sheet and the cash received is no longer accounted for as a secured borrowing. The portion of the purchase price for the receivables which is not paid by the unaffiliated financial institutions in cash is a deferred purchase price receivable, which is paid to the special purpose entity as payments on the receivables are collected from account debtors. The deferred purchase price receivable represents a beneficial interest in the transferred financial assets and is recognized at fair value as part of the sale transaction.

As of March 31, 2011, approximately $1.0 billion of accounts receivable had been sold to the special purchase entities under the ABS Programs for which the Company had received net cash proceeds of $545.0 million and deferred purchase price receivables of approximately $460.0 million. The deferred purchase price receivables are included in other current assets as of March 31, 2011 and are valued using unobservable inputs (i.e., level three inputs), primarily discounted cash flow, and due to its high credit quality and short maturity their fair value approximated book value. There were no write-offs, fair value adjustments or other transfers between levels in the fair value hierarchy for the deferred purchase price receivables during the year ended March 31, 2011. As of March 31, 2010, approximately $709.4 million of accounts receivable had been sold to the special purchase entities for which the Company had received net cash proceeds of $417.1 million and retained interests of approximately $135.4 million. Retained interests consisted primarily of the Company's investment participation in the sold receivables and were carried at the expected recovery amount of the related receivables; such amounts were included in other current assets in the Consolidated Balance Sheet. The remaining trade receivables transferred into the special purpose entities and not sold were included in trade accounts receivable, net in the March 31, 2010 Consolidated Balance Sheet of the Company.

The accounts receivable balances that were sold under the ABS Programs were removed from the Consolidated Balance Sheets, and the net cash proceeds received by the Company were included as cash provided by operating activities in the Consolidated Statements of Cash Flows. The difference between the carrying amount of the receivables sold under these programs and the sum of the cash and fair value of the other assets received at time of transfer is recognized as a loss on sale of the related receivables and recorded in Interest and other expense, net in the Consolidated Statements of Operations; such amounts were $8.0 million, $7.8 million and $14.0 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

6. TRADE RECEIVABLES SECURITIZATION (Continued)

For the year ended March 31, 2011, cash flows from sales of receivables in which the Company maintained a continuing involvement as a result of the deferred purchase price (the Global Program beginning September 2010 and the North American Program throughout the year) consisted of approximately $2.4 billion for transfers of receivables (of which approximately $0.6 billion represented new transfers and the remainder proceeds from collections reinvested in revolving-period transfers) and approximately $2.8 billion for collections on the deferred purchase price assets received upon the initial transfers. For the years ending March 31, 2010 and 2009, the Global Program and North American Program had requirements that resulted in some form of continuing involvement in the transferred assets. Cash flows from the transfer of receivables for these years were approximately $2.8 billion and $3.7 billion respectively (of which approximately $1.0 billion and $0.6 billion, respectively, represents new transfers with the remainder of the proceeds from collections being reinvested in revolving-period transfers) and approximately $2.2 billion and $1.0 billion, respectively, represented collections on the interests retained at the time of the initial transfer. The cash flows arising from the aggregate sales of receivables under ABS programs for the years ended 2010 and 2009 have been corrected from the prior year's disclosed amounts to exclude approximately $2.3 billion and $3.0 billion, respectively, of revolving period transfers that did not result in cash flows. This change had no effect on the Company's Consolidated Balance Sheets, Statements of Operations and Statements of Cash Flows.

Trade Accounts Receivable Sale Programs

The Company also sold accounts receivables to certain third-party banking institutions. The outstanding balance of receivables sold and not yet collected was approximately $109.7 million and $164.2 million as of March 31, 2011 and 2010, respectively. For the years ended March 31, 2011, 2010 and 2009, total accounts receivables sold to certain third party banking institutions was approximately $2.5 billion, $1.2 billion and $3.6 billion, respectively. The receivables that were sold were removed from the Consolidated Balance Sheets and were reflected as cash provided by operating activities in the Consolidated Statement of Cash Flows. This arrangement was amended to allow sold accounts receivable to continue to be removed from the Consolidated Balance Sheets upon the adoption of a new accounting standard on April 1, 2010.

7. COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2011 and 2010, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases, and the related obligations was not material. The Company also leases certain of its facilities under non-cancelable operating leases. These operating leases expire in various years through 2028 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Operating Lease
	(In thousands)
2012	$136,925
2013	110,658
2014	87,762
2015	62,014
2016	45,397
Thereafter	137,610
Total minimum lease payments	$580,366

Total rent expense amounted to $153.2 million, $143.2 million and $139.2 million in fiscal years 2011, 2010 and 2009, respectively.

7. COMMITMENTS AND CONTINGENCIES (Continued)

Litigation and other legal matters

On June 4, 2007, a shareholder class action lawsuit was filed in Santa Clara County Superior Court. The lawsuit arises out of the merger with Solectron in 2007 and other defendants include selected officers of the Company, Solectron and Solectron's former directors and officers. The plaintiffs seek compensatory, rescissory, and other forms of damages, as well as attorneys' fees and costs. The plaintiffs do not seek a jury trial. On August 12, 2010, the Court certified a class of all former Solectron shareholders that were entitled to vote and receive cash or shares of the Company's stock in exchange for their shares of Solectron stock following the merger. On February 25, 2011 the Court denied the plaintiff's request to amend the class definition. The Company believes that the claims are without merit.

In addition, from time to time, the Company is subject to other legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

8. INCOME TAXES

The domestic ("Singapore") and foreign components of income before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Domestic	$(17,122)	$ 86,411	$(1,090,863)
Foreign	632,719	(103,186)	(4,990,075)
Total	$615,597	$ (16,775)	$(6,080,938)

The provision for (benefit from) income taxes consisted of the following:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Current:			
Domestic	$ (972)	$ 50	$ 3,461
Foreign	24,000	(18,529)	68,581
	23,028	(18,479)	72,042
Deferred:			
Domestic	(319)	1,077	895
Foreign	(3,331)	(17,967)	(67,728)
	(3,650)	(16,890)	(66,833)
Provision for (benefit from) income taxes	$19,378	$(35,369)	$ 5,209

Singapore Statutory Financial Statements

8. INCOME TAXES (Continued)

The domestic statutory income tax rate was approximately 17.0% in fiscal years 2011, 2010 and 2009. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Income taxes based on domestic statutory rates	$104,652	$ (2,852)	$(1,033,760)
Effect of tax rate differential	25,861	(40,728)	38,440
Intangible amortization	12,055	15,279	23,098
Change in liability for uncertain tax positions	(29,205)	(80,175)	8,339
Goodwill impairment	—	—	1,011,496
Change in valuation allowance	(90,033)	69,076	(50,225)
Other	(3,952)	4,031	7,821
Provision for income taxes	$ 19,378	$(35,369)	$ 5,209

A number of countries in which the Company is located allow for tax holidays or provide other tax incentives to attract and retain business. In general, these holidays were secured based on the nature, size and location of the Company's operations. The aggregate dollar effect on the Company's income resulting from tax holidays and tax incentives to attract and retain business for the fiscal years ended March 31, 2011, 2010 and 2009 were $66.5 million, $65.4 million and $85.3 million, respectively. For the fiscal year ended March 31, 2011, the effect on basic and diluted earnings per share was $0.09 and $0.08, respectively, and the effect on basic and diluted loss per share during fiscal years 2010 and 2009 were $0.08 and $0.10, respectively. Unless extended or otherwise renegotiated, the Company's existing holidays will expire in the fiscal years ending March 31, 2012 through fiscal 2018.

The components of deferred income taxes are as follows:

	As of March 31,	
	2011	2010
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ (28,534)	$ —
Total deferred tax liabilities	(28,534)	—
Deferred tax assets:		
Fixed assets	57,360	24,512
Intangible assets	238,254	342,495
Deferred compensation	10,821	10,049
Inventory valuation	17,376	22,238
Provision for doubtful accounts	7,994	9,448
Net operating loss and other carryforwards	2,739,795	2,773,599
Others	—	146,965
	3,071,600	3,329,306
Valuation allowances	(2,994,186)	(3,280,827)
Net deferred tax assets	77,414	48,479
Net deferred tax asset	$ 48,880	$ 48,479
The net deferred tax asset is classified as follows:		
Current asset (classified as other current assets)	$ 936	$ 1,205
Long-term asset	47,944	47,274
Total	$ 48,880	$ 48,479

8. INCOME TAXES (Continued)

The Company has tax loss carryforwards of approximately $7.9 billion, a portion of which begin expiring in 2012. Utilization of the tax loss carryforwards and other deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company did not provide for income taxes on approximately $500.0 million of undistributed earnings of its foreign subsidiaries as of March 31, 2011, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Year Ended March 31,	
	2011	2010
	(In thousands)	
Balance, beginning of fiscal year	$129,888	$221,401
Additions based on tax position related to the current year	12,443	10,605
Additions for tax positions of prior years	25,572	15,693
Reductions for tax positions of prior years	(35,090)	(63,134)
Reductions related to lapse of applicable statute of limitations	(2,342)	(3,123)
Settlements	(1,187)	(55,412)
Other	5,343	3,858
Balance, end of fiscal year	$134,627	$129,888

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. The Company is not currently aware of any such changes that may have a material impact on its consolidated results of operations, financial condition and cash flow.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2000.

The entire amount of unrecognized tax benefits at March 31, 2011, may affect the annual effective tax rate if the benefits are eventually recognized.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal years ended March 31, 2011 and 2010, the Company recognized interest of approximately $5.0 million and $5.3 million, respectively, and no penalties. The Company had approximately $5.5 million and $66.8 million accrued for the payment of interest as of the fiscal years ended March 31, 2011 and 2010, respectively. The Company had $0 and $0.3 million accrued for the payment of penalties for the fiscal years ended March 31, 2011 and 2010, respectively.

9. RESTRUCTURING CHARGES

Historically, the Company has initiated a series of restructuring activities intended to realign the Company's global capacity and infrastructure with demand by its customers so as to optimize the operational efficiency, which included reducing excess workforce and capacity, and consolidating and relocating certain manufacturing, design and administrative facilities to lower-cost regions.

The restructuring costs include employee severance, costs related to leased facilities, owned facilities that are no longer in use and are to be disposed of, leased equipment that is no longer in use and will be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall intent of these activities is that the Company shifts its manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and better utilize its overall existing manufacturing capacity. This would enhance the Company's ability to provide cost-effective manufacturing service offerings, which in turn may enhance its ability to retain and expand the Company's existing relationships with customers and attract new business.

Fiscal Year 2011

The Company did not undertake any restructuring activities during fiscal year 2011 and has completed essentially all activities associated with previously announced plans.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2011 for charges incurred in fiscal year 2010 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In thousands)		
Balance as of March 31, 2009	$101,213	$ —	$ 60,254	$161,467
Activities during the fiscal year 2010:				
Provisions for charges incurred during the year	41,193	43,112	23,223	107,528
Cash payments for charges incurred in fiscal year 2010	(29,661)	—	(21,021)	(50,682)
Cash payments for charges incurred in fiscal year 2009	(61,926)	—	(3,828)	(65,754)
Cash payments for charges incurred in fiscal year 2008 and prior	(22,603)	—	(17,135)	(39,738)
Non-cash charges incurred during the year	—	(43,112)	(5,464)	(48,576)
Balance as of March 31, 2010	28,216	—	36,029	64,245
Activities during the fiscal year 2011				
Cash payments for charges incurred in fiscal year 2010	(10,574)	—	(1,032)	(11,606)
Cash payments for charges incurred in fiscal year 2009 and prior	(10,046)	—	(13,271)	(23,317)
Balance as of March 31, 2011	7,596	—	21,726	29,322
Less: Current portion (classified as other current liabilities)	7,557	—	9,264	16,821
Accrued facility closure costs, net of current portion (classified as other liabilities)	$ 39	$ —	$ 12,462	$ 12,501

As of March 31, 2011 and 2010, accrued costs related to restructuring charges incurred during fiscal year 2010 were approximately $2.1 million and $13.7 million, respectively, the entire amount of which was classified as current.

As of March 31, 2011 and 2010, accrued restructuring costs for charges incurred during fiscal year 2009 and prior were approximately $27.2 million and $50.6 million, respectively, of which approximately $12.5 million and $22.2 million, respectively, was classified as a long-term obligation.

As of March 31, 2011 and 2010, assets that were no longer in use and held for sale as a result of restructuring activities totaled approximately $27.1 million and $46.9 million, respectively, representing manufacturing facilities

9. RESTRUCTURING CHARGES (Continued)

that have been closed as part of the Company's facility consolidations. These assets are recorded at the lesser of carrying value or fair value, which is based on comparable sales from prevailing market data. For assets held for sale, depreciation ceases and an impairment loss is recognized if the carrying amount of the asset exceeds its fair value less cost to sell. Assets held for sale are included in other current assets in the consolidated balance sheets.

Fiscal Year 2010

The Company recognized restructuring charges of approximately $107.5 million during fiscal year 2010 primarily to rationalize the Company's global manufacturing capacity and infrastructure due to the recent macroeconomic crisis which significantly impacted our customers' businesses. The Company's restructuring activities were intended to improve its operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities resulted in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $92.4 million of these charges as cost of sales and approximately $15.1 million of these charges as selling, general and administrative expenses during fiscal year 2010.

The components of the restructuring charges during fiscal year 2010 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 7,234	$ 1,765	$2,223	$ 5,214	$ 16,436
Long-lived asset impairment	1,004	2,154	1,326	—	4,484
Other exit costs	1,742	2,687	(240)	—	4,189
Total restructuring charges	9,980	6,606	3,309	5,214	25,109
Asia:					
Severance	7,579	801	1,659	1,964	12,003
Long-lived asset impairment	21,482	1,558	1,589	4,694	29,323
Other exit costs	5,519	(947)	426	(1,191)	3,807
Total restructuring charges	34,580	1,412	3,674	5,467	45,133
Europe:					
Severance	4,556	4,573	2,733	892	12,754
Long-lived asset impairment	9,305	—	—	—	9,305
Other exit costs	6,418	—	70	8,739	15,227
Total restructuring charges	20,279	4,573	2,803	9,631	37,286
Total					
Severance	19,369	7,139	6,615	8,070	41,193
Long-lived asset impairment	31,791	3,712	2,915	4,694	43,112
Other exit costs	13,679	1,740	256	7,548	23,223
Total restructuring charges	$64,839	$12,591	$9,786	$20,312	$107,528

During fiscal year 2010, the Company recognized approximately $41.2 million of employee termination costs associated with the involuntary terminations of 5,727 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 2,086, 2,740, and 901 for Asia, the Americas and Europe, respectively. Approximately $35.2 million of these charges were classified as a component of cost of sales.

9. RESTRUCTURING CHARGES (Continued)

During fiscal year 2010, the Company recognized approximately $43.1 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $33.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2010 also included approximately $23.2 million for other exit costs, all of which were classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $19.8 million, facility abandonment and refurbishment costs of $3.2 million, and approximately $0.2 million of other costs.

Fiscal Year 2009

The Company recognized restructuring charges of approximately $179.8 million during fiscal year 2009 primarily to rationalize the Company's global manufacturing capacity and infrastructure as a result of weak macroeconomic conditions. The global economic crisis and decline in the Company's customers' products across all of the industries it serves, caused the Company's OEM customers to reduce their manufacturing and supply chain outsourcing and had negatively impacted the Company's capacity utilization levels. The Company's restructuring activities were intended to improve the operational efficiencies by reducing excess workforce and capacity. In addition to the cost reductions, these activities resulted in a further shift of manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs. The costs associated with these restructuring activities included employee severance, costs related to owned and leased facilities and equipment that is no longer in use and is to be disposed of, and other costs associated with the exit of certain contractual arrangements due to facility closures. The Company classified approximately $155.1 million of these charges as cost of sales and approximately $24.7 million of these charges as selling, general and administrative expenses during fiscal year 2009.

The components of the restructuring charges during the first and fourth quarters of fiscal year 2009 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$10,540	$ —	$ —	$ 28,878	$ 39,418
Long-lived asset impairment	—	—	—	11,699	11,699
Other exit costs	—	—	—	5,559	5,559
Total restructuring charges	10,540	—	—	46,136	56,676
Asia:					
Severance	12,496	—	—	32,893	45,389
Long-lived asset impairment	121	—	—	40,239	40,360
Other exit costs	775	—	—	10,425	11,200
Total restructuring charges	13,392	—	—	83,557	96,949
Europe:					
Severance	5,283	—	—	18,866	24,149
Long-lived asset impairment	—	—	—	1,174	1,174
Other exit costs	—	—	—	837	837
Total restructuring charges	5,283	—	—	20,877	26,160
Total					
Severance	28,319	—	—	80,637	108,956
Long-lived asset impairment	121	—	—	53,112	53,233
Other exit costs	775	—	—	16,821	17,596
Total restructuring charges	$29,215	$ —	$ —	$150,570	$179,785

9. RESTRUCTURING CHARGES (Continued)

During fiscal year 2009, the Company recognized approximately $109.0 million of employee termination costs associated with the involuntary terminations of 14,970 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 7,623, 4,832, and 2,515 for Asia, the Americas and Europe, respectively. Approximately $88.8 million of these charges were classified as a component of cost of sales.

During fiscal year 2009, the Company recognized approximately $53.2 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $51.4 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2009 also included approximately $17.6 million for other exit costs, of which $14.9 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $12.5 million, and customer disengagement, facility abandonment and refurbishment costs of $5.1 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures.

10. OTHER CHARGES, NET

During fiscal year 2011, the Company recognized charges totaling $6.3 million, consisting of the $13.2 million loss associated with the early redemption of the 6.25% Senior Subordinated Notes and an $11.7 million loss in connection with the divestiture of certain international entities. Refer to Note 4, "Bank Borrowings and Long-Term Debt" and Note 11, "Business and Asset Acquisitions and Divestitures," respectively, for further discussion. These charges were partially offset by a gain of $18.6 million associated with the sale of an equity investment that was previously fully impaired. Refer to Note 2, "Summary of Accounting Policies" for further discussion.

During fiscal year 2010, the Company recognized impairment charges totaling approximately $199.4 million related to our equity investments and notes receivable. Refer to Note 2, "Summary of Accounting Policies" for further discussion.

During fiscal year 2009, the Company recognized approximately $74.1 million in charges to write-down certain notes receivable from an affiliate to the expected recoverable amount, and $37.5 million in charges for the other-than-temporary impairment of certain of the Company's investments in companies that were experiencing significant financial and liquidity difficulties. These charges were partially offset by a gain of approximately $22.3 million associated with the partial extinguishment of the Company's 1% Convertible Subordinated Notes due August 1, 2010. Refer to Note 4, "Bank Borrowings and Long-Term Debt" for additional information.

11. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES

Business and Asset Acquisitions

Business and asset acquisitions described below were accounted for using the purchase method of accounting, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions and expects to complete these allocations within one year of the respective acquisition dates.

During the fiscal year 2011, the Company paid approximately $17.0 million, net of cash acquired, for contingent consideration and deferred purchase price payments related to four acquisitions, and payments for two completed acquisitions. The completed acquisitions were not individually, nor in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses expanded

11. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES (Continued)

the Company's capabilities in the medical and infrastructure segments. Contingent considerations and provisional fair value adjustments for acquisitions completed in fiscal year 2011 are subject to change as certain information as of the date of the respective acquisition is evaluated during the measurement period, not to exceed one year subsequent to the acquisition date.

During the fiscal year 2010, the Company paid approximately $75.9 million, net of cash acquired, for contingent consideration and deferred purchase price payments related to four acquisitions, and payments for three completed acquisitions. The completed acquisitions were not individually, nor in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses expanded the Company's capabilities in the medical and automotive market segments. The purchase prices for certain historical acquisitions completed prior to fiscal 2010 are subject to adjustments for contingent consideration that generally have not been recorded as part of the purchase price, pending the outcome of the contingency. Contingent considerations and provisional fair value adjustments for acquisitions completed in fiscal year 2010 are subject to change as certain information as of the date of the respective acquisition is evaluated during the measurement period, not to exceed one year subsequent to the acquisition date.

During fiscal year 2009, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's design and manufacturing capabilities for the computing, infrastructure, industrial and consumer digital market segments, and expanded the Company's power supply capabilities. The aggregate cash paid for these acquisitions totaled approximately $199.7 million, net of cash acquired. The Company recorded goodwill of $118.2 million from these acquisitions during fiscal year 2009, including $6.2 million during the fiscal fourth quarter. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The Company recognized a net increase in goodwill of $27.1 million during fiscal year 2009, including $30.1 million during the fiscal fourth quarter, for various contingent purchase price arrangements from certain historical acquisitions. The Company also paid approximately $14.8 million relating to contingent purchase price adjustments from certain historical acquisitions. The purchase price for certain acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

Pro forma results for the Company's other acquisitions have not been presented as such results would not be materially different from the Company's actual results on either an individual or an aggregate basis.

Divestitures

During the 2011 fiscal year, the Company recognized a loss of approximately $11.7 million in connection with the sale of certain international entities and is recorded in Other charges, net, in the Consolidated Statement of Operations. The results for these entities were not significant for any period presented.

12. SHARE REPURCHASE PLAN

On each of May 26, 2010, August 12, 2010 and March 23, 2011, the Company's Board of Directors authorized the repurchase of up to $200.0 million, for a combined total of $600.0 million, of the Company's outstanding ordinary shares. Following shareholder approval at the Company's 2010 Extraordinary General Meeting on July 23, 2010, the number of shares authorized for repurchase under the Share Purchase Mandate was approximately 78.3 million shares (representing 10% of the outstanding shares on the date of the 2010 Extraordinary General Meeting). The Company may not exceed in the aggregate the $600.0 million repurchase authorized by the Board in May 2010, August 2010 and March 2011 without further Board action. Share repurchases are made in the open market at such times and in such amounts as management deems appropriate. The timing and number of shares repurchased depends on a variety of factors including price, market conditions and applicable legal requirements. The share repurchase program does not obligate the Company to repurchase

12. SHARE REPURCHASE PLAN (Continued)

any specific number of shares and may be suspended or terminated at any time without prior notice. During the fiscal year 2011, the Company repurchased approximately 65.4 million shares under these plans for an aggregate purchase price of $400.4 million, and retired approximately 21.4 million of these shares.

13. SEGMENT REPORTING

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2011, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services.

Geographic information is as follows:

	Fiscal Year Ended March 31,		
	2011	2010	2009
		(In thousands)	
Net sales:			
Asia	$14,806,346	$11,595,401	$15,220,157
Americas	8,342,827	7,831,035	10,315,794
Europe	5,530,752	4,684,297	5,412,624
	$28,679,925	$24,110,733	$30,948,575

	As of March 31,	
	2011	2010
	(In thousands)	
Long-lived assets:		
Asia	$1,132,376	$1,094,222
Americas	590,931	633,525
Europe	417,756	390,829
	$2,141,063	$2,118,576

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, India, Indonesia, Japan, Korea, Labuan, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Mexico, and the United States; "Europe" includes Austria, Bermuda, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Norway, Poland, Romania, Slovakia, Sweden, Turkey, Ukraine, and the United Kingdom. During fiscal years 2011 and 2010, there were no revenues attributable to Cayman Islands, Finland and South Korea.

During fiscal years 2011, 2010 and 2009, net sales generated from Singapore, the principal country of domicile, were approximately $578.2 million, $428.0 million and $444.2 million, respectively.

As of March 31, 2011 and 2010, long-lived assets held in Singapore were approximately $17.3 million and $13.8 million, respectively.

During fiscal year 2011, China, Mexico and the United States accounted for approximately 38%, 15% and 10% of consolidated net sales, respectively. No other country accounting for more than 10% of net sales in fiscal year 2011. As of March 31, 2011, China and Mexico accounted for approximately 41% and 16%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2011.

13. SEGMENT REPORTING (Continued)

During fiscal year 2010, China, Mexico, United States, and Malaysia accounted for approximately 33%, 15%, 14%, and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2010. As of March 31, 2010, China and Mexico accounted for approximately 42% and 17%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2010.

During fiscal year 2009, China, United States, Malaysia and Mexico accounted for approximately 32%, 16%, 13% and 11% of consolidated net sales, respectively. No other country accounted for more than 10% of net sales in fiscal year 2009. As of March 31, 2009, China and Mexico accounted for approximately 43% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2009.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2011 and 2010. Earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2011				Fiscal Year Ended March 31, 2010			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales	$6,565,880	$7,422,338	$7,832,856	$6,858,851	$5,782,679	$5,831,761	$6,556,137	$5,940,156
Gross profit	370,818	397,647	433,576	382,885	223,995	299,580	373,052	320,915
Income (loss) before income taxes	129,581	154,416	177,853	153,747	(158,046)	(29,653)	105,281	65,643
Provision for (benefit from) income taxes	11,403	10,000	(20,437)	18,412	(4,003)	(49,312)	12,411	5,535
Net income (loss)	118,178	144,416	198,290	135,335	(154,043)	19,659	92,870	60,108
Earnings (loss) per share:								
Basic	$ 0.15	$ 0.19	$ 0.26	$ 0.18	$ (0.19)	$ 0.02	$ 0.11	$ 0.07
Diluted	$ 0.14	$ 0.18	$ 0.26	$ 0.17	$ (0.19)	$ 0.02	$ 0.11	$ 0.07

The Company incurred restructuring charges during all quarters of fiscal year 2010. Refer to Note 9, "Restructuring Charges" for further discussion.

SUPPLEMENTARY FINANCIAL STATEMENTS OF FLEXTRONICS INTERNATIONAL LTD. (PARENT COMPANY)

BALANCE SHEETS

	As of March 31,	
	2011	2010
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 564,787	$ 575,073
Due from subsidiaries	8,546,340	7,117,116
Other current assets	617	118,107
Total current assets	9,111,744	7,810,296
Investment in subsidiaires	4,031,830	3,742,679
Due from subsidiaries	2,874,575	2,905,839
Other assets	27,243	38,325
Total assets	$16,045,392	$14,497,139
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 16,340	$ 256,267
Due to subsidiaries	9,140,338	7,861,636
Other current liabilities	32,911	72,469
Total current liabilities	9,189,589	8,190,372
Long-term debt, net of current portion	1,907,283	1,686,794
Due to subsidiaries	2,628,316	2,616,336
Other liabilities	25,508	19,055
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Ordinary shares, no par value; 830,745,010 and 843,208,876 issued, and 756,993,938 and 813,429,154 outstanding as of March 31, 2011 and 2010, respectively	8,865,556	8,924,769
Treasury stock, at cost; 73,751,072 and 29,779,722 shares as of March 31, 2011 and 2010, respectively	(523,110)	(260,074)
Accumulated deficit	(6,068,504)	(6,664,709)
Accumulated other comprehensive income (loss)	20,754	(15,404)
Total shareholders' equity	2,294,696	1,984,582
Total liabilities and shareholders' equity	$16,045,392	$14,497,139

Singapore Statutory Financial Statements

FLEXTRONICS INTERNATIONAL LTD.
NOTES TO SUPPLEMENTARY FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. (the "Parent"), Registration Number 199002645H, was incorporated in the Republic of Singapore in May 1990. It is principally engaged in investment holding. The address of the Parent's registered office is 2 Changi South Lane, Singapore 486123. The Parent, together with its wholly-owned subsidiaries (collectively the "Company"), is a leading provider of advanced design and electronics manufacturing services to original equipment manufacturers ("OEMs") in industries including: computing; mobile communications; consumer digital; telecommunications infrastructure; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

Amounts included in the financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying supplementary balance sheets comprise solely the standalone accounts of Flextronics International Ltd., the Parent company. These balance sheets are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), other than as noted in the paragraph entitled "Investment in and Due from/Due to Subsidiaries."

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things: allowances for doubtful accounts; inventory write-downs; valuation allowances for deferred tax assets; valuation and useful lives of long-lived assets including property, equipment, intangible assets and goodwill; asset impairments; fair values of financial instruments including investments, notes receivable and derivative instruments; restructuring charges; contingencies; and the fair values of options granted under the Parent's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The functional currency of the Parent is the U.S. dollar, with the exception of its Cayman branch, which is measured in Euros. Accordingly, the financial position and results of operations of the Cayman branch are measured using the Euro as the functional currency, after which all assets and liabilities of the Cayman branch are then translated into U.S. dollars at current exchange rates as of the applicable balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of the branch's financial statements are reported as a separate component of shareholders' equity.

Additionally, the Parent's Hong Kong and Bermuda branches enter into certain transactions with related companies, including short-term contractual obligations and long-term loans. Certain of these obligations and loans are denominated in a non-functional currency, primarily the Euro, Japanese yen and Swedish krona. Short-term contractual obligations are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date and the resulting foreign exchange gains and losses arising from the revaluation are recognized in the statement of operations. Long-term loans are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date, and the resulting translation gains and losses from the revaluation are reported as a separate component of shareholders' equity.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at cost, which approximates fair market value, and are considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking accounts, money market funds and time deposits.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2011	2010
	(In thousands)	
Cash and bank balances	$564,787	$134,906
Money market funds and time deposits	—	440,167
	$564,787	$575,073

Investment in and Due from/Due to Subsidiaries

Investment in subsidiaries is accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 50%. Under this method, the Parent's investment in subsidiaries is reported as a separate line on the Parent's balance sheet. U.S. GAAP requires that these investments be consolidated rather than reported using the equity method.

The Parent also has amounts due from and to subsidiaries that are unsecured, and certain obligations have interest rates ranging from 2% to 10% per annum. The Parent uses the investment in subsidiaries and due from/due to subsidiaries accounts to manage liquidity and capital resources for the Company in a tax effective manner.

Other Assets

The Parent has certain investments in, and notes receivables from, non-publicly traded companies. These investments are carried at cost and are included within other assets on the Parent's balance sheets. Non-majority-owned investments are accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer, otherwise the cost method is used. The Parent monitors these investments for impairment and makes appropriate reductions in carrying values as required. Fair values of these investments, when required, are estimated using unobservable inputs, primarily discounted cash flow projections. Other investments also include the Parent's own investment participation in its trade receivables securitization program as discussed further in Note 5, "Trade Receivables Securitization."

During the 2010 fiscal year, the Parent sold one of its non-majority owned investments and related note receivable for approximately $252.5 million, net of closing costs. In conjunction with this transaction, the Parent recognized an impairment charge of approximately $107.4 million.

Concentration of Credit Risk

Financial instruments, which potentially subject the Parent to concentrations of credit risk, are primarily cash and cash equivalents, investments and derivative instruments.

The Parent maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Parent's cash equivalents consist primarily of cash deposited in checking and money market accounts. The Parent's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Parent with that counterparty. To manage counterparty risk, the Parent limits its derivative transactions to those with recognized financial institutions.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period.

Stock-Based Compensation

Equity Compensation Plans

The Parent historically granted equity compensation awards to acquire the Parent's ordinary shares under four plans, the 2001 Equity Incentive Plan, the 2002 Interim Incentive Plan, the Solectron Corporation 2002 Stock Plan and the 2004 Award Plan for New Employees, which we refer to in this note as the Parent's Prior Plans. As of March 31, 2011, the Parent grants equity compensation awards from the 2010 Equity Incentive Plan (the "2010 Plan"), which was approved and adopted by the Parent's shareholders in connection with the Parent's 2010 Annual General Meeting on July 23, 2010. Under the 2010 Plan, no further awards were made under the Prior Plans and ordinary shares available for future grant under such Prior Plans became available for grant under the 2010 Plan including shares subject to outstanding equity awards under such Prior Plans that become available for future grants as a result of the forfeiture, expiration of termination of such awards under the Prior Plans. As of March 31, 2011, the Parent has approximately 56.4 million shares available for grants under the 2010 Plan. Options issued to employees under the 2010 Plan generally vest over four years and generally expire either seven or ten years from the date of grant. Options granted to non-employee directors expire five years from the date of grant.

The exercise price of options granted under the Parent's equity compensation plan is determined by the Parent's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Parent's ordinary shares on the date of grant.

The Parent grants share bonus awards under its equity compensation plan. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Parent. Share bonus awards generally vest in installments over a three to five year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Determining Fair Value

Valuation and Amortization Method—The Parent estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Parent's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition,

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term—The Parent's expected term used in the Black-Scholes valuation method represents the period that the Parent's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility—The Parent's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Parent's periodic stock price.

Expected Dividend—The Parent has never paid dividends on its ordinary shares and currently does not intend to do so in the near term, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate—The Parent bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

The fair value of the Parent's stock options granted to employees for fiscal years 2011 and 2010, other than those granted in connection with the option exchange in fiscal year 2010 and those with market criteria discussed below, was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,	
	2011	2010
Expected term	4.1 years	4.5 years
Expected volatility	46.9%	53.8%
Expected dividends	0.0%	0.0%
Risk-free interest rate	1.6%	1.3%
Weighted-average fair value	$2.80	$2.75

Options issued during the 2011 and 2010 fiscal years had contractual lives of seven years.

Stock-Based Awards Activity

On July 14, 2009, the Parent launched an exchange offer under which eligible employees had the opportunity to voluntarily exchange their eligible stock outstanding options for a lesser amount of replacement stock options with new exercise prices equal to the closing price of the Parent's ordinary shares on the date of exchange (the "Exchange"). The Exchange offer was not open to the Parent's Board of Directors or its executive officers. To be eligible for exchange an option must: (i) have had an exercise price of at least $10.00 per share, (ii) have been outstanding, and (iii) have been granted at least 12 months prior to the commencement date of the Exchange offer. All replacement option grants were subject to a vesting schedule of two, three or four years from the date of grant of the replacement options depending on the remaining vesting period of the option grants surrendered for cancellation in the Exchange. Stock options with exercise prices between $10.00 and $11.99 were exchangeable for new options at a rate of 1.5 existing options per new option grant, and stock options with exercise prices of $12.00 or more were exchangeable at a rate of 2.4 existing options per new option grant. Outstanding options covering approximately 29.8 million shares were eligible to participate in the Exchange.

The Exchange was completed on August 11, 2009. Approximately 27.9 million stock options were tendered in the Exchange, and approximately 16.9 million replacement options were granted with an exercise price of $5.57, a weighted average vesting term of 1.58 years, and a contractual life of 7 years. The Exchange was accounted for as a modification of the existing option awards tendered in the Exchange. As a result of the Exchange, the Parent will recognize approximately $1.8 million in incremental compensation expense over the expected service period of the replacement grants' vesting terms.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following is a summary of option activity for the Parent's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	Fiscal Year Ended March 31,			
	2011		2010	
	Options	Price	Options	Price
Outstanding, beginning of fiscal year	62,868,569	$7.16	81,927,879	$ 9.13
Granted	2,063,748	7.21	869,600	6.17
Granted under option exchange program	—	—	16,867,452	5.57
Exercised	(6,215,867)	7.44	(2,496,254)	6.54
Forfeited	(4,773,992)	6.55	(6,376,879)	9.50
Cancelled under option exchange program	—	—	(27,923,229)	11.85
Outstanding, end of fiscal year	53,942,458	$7.61	62,868,569	$ 7.16
Options exercisable, end of fiscal year	33,237,404	$9.23	24,989,665	$10.71

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Parent's ordinary shares determined as of the time of option exercise) under the Parent's equity compensation plans was $22.9 million and $10.3 million during fiscal years 2011 and 2010, respectively.

Cash received from option exercises under all equity compensation plans was $23.3 million and $6.0 million for fiscal years 2011 and 2010, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 1.94 - $ 2.26	14,120,595	4.72	$ 2.21	4,933,133	$ 2.19
$ 3.39 - $ 5.75	12,506,064	5.36	5.55	6,506,154	5.56
$ 5.87 - $ 7.07	1,481,659	3.86	6.31	756,198	5.92
$ 7.08 - $10.59	12,623,012	3.85	9.64	8,855,491	9.69
$10.67 - $11.41	1,517,458	4.84	11.13	1,496,925	11.13
$11.53 - $13.98	8,094,953	3.44	12.42	8,090,786	12.42
$14.34 - $23.02	3,598,717	2.32	17.09	3,598,717	17.09
$ 1.94 - $23.02	53,942,458	4.29	$ 7.53	34,237,404	$ 9.23
Options vested and expected to vest	52,893,459	4.27	$ 7.66		

As of March 31, 2011, the aggregate intrinsic value for options outstanding, options vested and expected to vest (which includes adjustments for expected forfeitures), and options exercisable were $100.2 million, $97.3 million and $39.7 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Parent's ordinary shares as of March 31, 2011 for the approximately 28.6 million options that were in-the-money at March 31, 2011. As of March 31, 2011, the weighted average remaining contractual life for options exercisable was 3.9 years.

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

The following table summarizes the Parent's share bonus award activity ("Price" reflects the weighted-average grant-date fair value):

	Fiscal Year Ended March 31, 2011		Fiscal Year Ended March 31, 2010	
	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	8,801,609	$10.31	10,456,905	$10.31
Granted	9,739,375	7.01	523,229	7.08
Vested	(2,758,593)	10.37	(1,331,357)	8.98
Forfeited	(1,980,449)	9.74	(847,168)	10.40
Unvested share bonus awards outstanding, end of fiscal year	13,801,942	$ 8.04	8,801,609	$10.31

Of the unvested share bonus awards granted under the Parent's equity compensation plans during fiscal year 2011, 1,200,000 represents the target amount of grants made to certain key employees whereby vesting is contingent on meeting a certain market condition. The number of shares that ultimately will vest are based on a measurement of Flextronics's total shareholder return against the Standard and Poor's ("S&P") 500 Composite Index. The actual number of shares issued can range from zero to 1,800,000. These awards vest over a period of four years, subject to achievement of total shareholder return levels relative to the S&P 500 Composite Index. The grant-date fair value of these awards was estimated to be $7.32 per share and was calculated using a Monte Carlo simulation.

During fiscal year 2009, 1,930,000 unvested share bonus awards were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Parent's achievement of certain longer-term goals over a period of three to five years. As of March 31, 2011, achievement of these goals was probable for 322,500 of these awards. Compensation expense for share bonus awards with both a service and a performance condition is being recognized on a graded attribute basis over the requisite contractual or derived service period of the awards.

The total intrinsic value of shares vested under the Parent's equity compensation plans was $19.6 million and $7.0 million during fiscal years 2011 and 2010, respectively, based on the closing price of the Parent's ordinary shares on the date vested.

3. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt was comprised of the following:

	As of March 31,	
	2011	2010
	(In thousands)	
Term Loan Agreement, including current portion, due in installments through October 2014	$1,384,623	$1,398,962
Asia Term Loans, due September 2013	379,000	—
Outstanding under revolving lines of credit	160,000	—
1.00% convertible subordinated notes due August 2010	—	234,240
6.25% senior subordinated notes due November 2014	—	302,172
9.875% senior subordinated notes due July 2010	—	7,687
	1,923,623	1,943,061
Current portion	(16,340)	(256,267)
Non-current portion	$1,907,283	$1,686,794

Singapore Statutory Financial Statements

3. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

Maturities of bank borrowings and long-term debt are as follows:

Fiscal Year Ending March 31,	Amount (In thousands)
2012	$ 16,340
2013	648,702
2014	383,688
2015	874,893
	$1,923,623

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Parent entered into a five-year $2.0 billion credit facility that expires in May 2012. As of March 31, 2011 and 2010, there were $160.0 million and $0, respectively, outstanding under the credit facility. Borrowings under the credit facility bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Parent's credit ratings. The Parent is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Parent's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Parent is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Parent's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The credit facility is unsecured, and contains customary restrictions on the Parent's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2011, the Parent was in compliance with the covenants under the credit facility.

The Parent and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $321.6 million in the aggregate, under which there were approximately $1.6 million and $6.7 million of borrowings outstanding as of March 31, 2011 and 2010, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter—bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2012. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable of the subsidiaries.

1% Convertible Subordinated Notes

During August 2010, the Parent paid $240.0 million to redeem the 1% Convertible Subordinated Notes at par upon maturity plus accrued interest. These notes carried conversion provisions to issue shares to settle any conversion spread (excess of conversion value over the conversion price) in stock. The conversion price was $15.525 per share (subject to certain adjustments). On the maturity date, the Parent's stock price was less than the conversion price, and therefore no ordinary shares were issued.

3. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

6.25% Senior Subordinated Notes

During December 2010, the Parent paid approximately $308.5 million to redeem the aggregate principal balance of $302.2 million of these notes at a redemption price of 102.083% of the principal amount. The Parent recognized a loss associated with the early redemption of the notes of approximately $13.2 million during the fiscal year ended March 31, 2011, consisting of the redemption price premium of approximately $6.3 million, and approximately $6.9 million primarily for the write-off of the unamortized debt issuance costs. The loss is recorded in Other charges, net in the Consolidated Statement of Operations.

During June 2009, the Parent paid approximately $101.3 million to purchase an aggregate principal amount of $99.9 million of these Notes in a cash tender offer. The cash paid included $6.5 million in consent fees paid to holders of the Notes that were tendered but not purchased as well as to holders that consented but did not tender, which were capitalized and are being recognized as a component of interest expense over the remaining life of the Notes. The Parent recognized a $2.3 million gain during fiscal year 2010 associated with the partial extinguishment of the Notes, net of approximately $2.7 million for transaction costs and the write-down of related debt issuance costs.

Term Loan Agreement

In connection with the Parent's acquisition of Solectron Corporation ("Solectron"), the Parent entered into a $1.759 billion term loan facility, dated as of October 1, 2007, and subsequently amended as of December 28, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for certain of Solectron's notes in connection with the acquisition (and to pay any related fees and expenses including acquisition related costs).

On October 1, 2007, the Parent borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. On October 15, 2007, a subsidiary of the Parent borrowed an additional $175.0 million to fund its repurchase and redemption of certain outstanding debt of Solectron. On February 29, 2008, the Parent borrowed $325.0 million and its subsidiary borrowed $125.0 million of the remaining $450.0 million available under the Term Loan Agreement to fund its repurchase of additional Solectron debt. The maturity date of these loans is seven years from the date of the Term Loan Agreement. Loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Parent may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. Borrowings under the Term Loan Agreement bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Parent and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2011, the Parent was in compliance with the financial covenants under the Term Loan Agreement.

Asia Term Loans

On September 27, 2010, the Parent entered into a $50.0 million term loan agreement with a bank based in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan agreement

3. BANK BORROWINGS AND LONG-TERM DEBT (Continued)

matures on September 27, 2013. Borrowings under the term loan bear interest at LIBOR plus 2.30%. The Parent, at its election, may convert the loan (in whole or in part) to bear interest at the higher of the Federal Funds rate plus 0.5% or the prime rate plus, in each case 1.0%. Principal payments of $500,000 are due quarterly with the balance due on the maturity date. The Parent has the right to prepay any part of the loan without penalty. Borrowings under the term loan agreement are guaranteed by certain subsidiaries of the Parent.

On September 28, 2010, the Parent entered into a $130.0 million term loan facility with a bank in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan facility matures on September 28, 2013. Borrowings under the facility bear interest at LIBOR plus a margin of 2.15%, and the Parent paid a non-refundable fee of $1.4 million at the inception of the loan. The Parent has the right to prepay any part of the loan without penalty.

On February 17, 2011, the Parent entered into a $200.0 million term loan facility with a bank in Asia, the entire amount of which was borrowed on the date the facility was entered into. The term loan facility matures on February 17, 2014. Borrowings under the facility bear interest at LIBOR plus a margin of 2.28%, and the Parent paid a non-refundable fee of $1.0 million at the inception of the loan. The Parent has the right to prepay any part of the loan without penalty.

The term loan agreements are unsecured, and contain customary restrictions on the ability of the Parent and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The term loan agreements also require the Parent maintain a maximum ratio of total indebtedness to EBITDA during the terms of the agreements. As of March 31, 2011, the Parent was in compliance with the covenants under these facilities.

Fair Values

As of March 31, 2011, the approximate fair value of the Parent's debt outstanding under its $1.4 billion Term Loan Agreement was 99.3% of the face value of the debt obligation based on broker trading prices. The Parent's Asia Term Loans are not traded publicly; however, as the pricing, maturity and other pertinent terms of these loans closely approximate those of the $1.4 billion Term Loan Agreements, management estimates the respective fair values would be approximately the same.

4. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Parent's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Parent's cash equivalents are comprised of cash and bank deposits and money market accounts. The amount invested in any single issuer or fund may not exceed 20% of the issuer's or the fund's total assets measured at the time of purchase or $10 million, whichever is greater.

Foreign Currency Contracts

The Parent is exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and monetary assets and liabilities denominated in non-functional currencies. The Parent has established risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates. The Parent enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. Gains and losses on the Parent's forward and swap contracts are designed to offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Parent to risk of significant accounting losses. The Parent hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions and accordingly,

4. FINANCIAL INSTRUMENTS (Continued)

fair value adjustments related to the credit risk of the counter-party financial institution was not material. The aggregate notional amount of outstanding contracts was $334.0 million as of March 31, 2011. These foreign exchange contracts, which expire in approximately one month, settle in Euro and Swedish krona.

Interest Rate Swap Agreements

The Parent is exposed to variability in cash flows associated with changes in short-term interest rates primarily on borrowings under its revolving credit facility, Term Loan Agreement and Asia Term Loans. During fiscal years 2009 and 2008, the Parent entered into interest rate swap agreements to mitigate the exposure to interest rate risk resulting from unfavorable changes in interest rates resulting from the Term Loan Agreement. All of the interest rate swap agreements expired by January 2011.

The Parent's interest rate swap agreements were accounted for as cash flow hedges, and no portion of the swaps were considered ineffective. For fiscal years 2011 and 2010 the net amount recorded as interest expense from these swaps was not material. At March 31, 2010, the fair value of the Parent's interest rate swaps were not material and were included in other current liabilities in the consolidated balance sheet, with a corresponding decrease in other comprehensive income. The deferred losses included in other comprehensive income were released through earnings as the Parent made fixed, and received variable, interest payments over the term of the swaps.

5. TRADE RECEIVABLES SECURIZATION

Subsidiaries of the Parent continuously sell a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to two commercial paper conduits, administered by an unaffiliated financial institution. In addition to these commercial paper conduits, the Parent participates in the securitization agreement as an investor in the conduit. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable.

Effective April 1, 2010, the Parent adopted two new accounting standards, the first of which removed the concept of a qualifying special purpose entity and created more stringent conditions for reporting the transfer of a financial asset as a sale. The second standard amended the consolidation guidance for determining the primary beneficiary of a variable interest entity. As a result of the adoption of the second standard, certain subsidiaries of the Parent are deemed the primary beneficiaries of the special purpose entity to which the pool of trade receivables is sold and, as such, are required to consolidate the special purpose entity.

The Parent had a recourse obligation that was limited to its investment participation, the total of which was approximately $0 and $117.8 million as of March 31, 2011 and 2010, respectively, and was recorded in Other current assets in the Balance Sheets as of March 31, 2010. The amount of the Parent's own investment participation varied depending on certain criteria, mainly the collection performance on the sold receivables and the Parent's financing requirements. As the recoverability of the trade receivables underlying the Parent's own investment participation was determined in conjunction with the Parent's accounting policies for determining provisions for doubtful accounts prior to sale into the third party qualified special purpose entity, the fair value of the Parent's investment participation reflected the estimated recoverability of the underlying trade receivables.

6. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

On June 4, 2007, a shareholder class action lawsuit was filed in Santa Clara County Superior Court. The lawsuit arises out of the merger with Solectron in 2007 and other defendants include selected officers of the company, Solectron and Solectron's former directors and officers. The plaintiffs seek compensatory, rescissory, and other forms of damages, as well as attorneys' fees and costs. The plaintiffs do not seek a jury trial. On

6. COMMITMENTS AND CONTINGENCIES (Continued)

August 12, 2010, the Court certified a class of all former Solectron shareholders that were entitled to vote and receive cash or shares of the Parent's stock in exchange for their shares of Solectron stock following the merger. On February 25, 2011 the Court denied the plaintiff's request to amend the class definition. The Parent believes that the claims are without merit.

In addition, from time to time, the Parent is subject to other legal proceedings, claims, and litigation arising in the ordinary course of business. The Parent defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Guarantees

As of March 31, 2011, the Parent issued approximately $1.8 billion in bank guarantees in connection with debt arrangements of certain of its subsidiaries. The Parent also issued other guarantees in connection with supplier arrangements and guarantees associated with certain operating leases that were entered into by its subsidiaries.

7. INCOME TAXES

The Parent is a Singapore corporation and is a non-resident for Singapore tax purposes. Non-Singapore resident taxpayers, subject to certain exceptions, are subject to income tax on (1) income that is accrued in or derived from Singapore and (2) foreign income received in Singapore.

Since the Parent did not derive income from or receive foreign income in Singapore, it is not subject to Singapore income tax. To the extent that the Parent continues to meet the above-mentioned requirements as determined by current law, no Singapore income tax will be imposed on the Parent. In addition, the Parent has no material taxable income in other jurisdictions. Accordingly, the Parent records minimal current income tax expense and does not record any deferred income taxes.

8. SHARE REPURCHASE PLAN

In accordance with Share Purchase Mandates approved by the Parent's shareholders at the annual general meetings of shareholders, the Parent generally is authorized to repurchase up to 10% of its outstanding ordinary shares in the open market, subject to limitations under Singapore laws and covenants under the Parent's debt facilities. On each of May 26, 2010, August 12, 2010 and March 23, 2011, the Company's Board of Directors authorized the repurchase of up to $200.0 million, for a combined total of $600.0 million, of the Company's outstanding ordinary shares. During the fiscal year 2011, the Parent repurchased approximately 65.4 million shares under these plans for an aggregate purchase price of $400.4 million, and retired approximately 21.4 million of these shares. The Parent did not repurchase any shares during fiscal year 2010.

Shareholder Information

CORPORATE HEADQUARTERS

2 Changi South Lane
Singapore 486123
Tel: +65.6890.7188

ANNUAL & EXTRAORDINARY GENERAL MEETINGS

The Annual General Meeting of Shareholders will be held at 9:00 A.M. pacific time on July 22, 2011 and the Extraordinary General Meeting of Shareholders will held at 10:00 A.M. pacific time or immediately following the Annual General Meeting. Both meetings will be held at:

Flextronics
847 Gibraltar Drive
Milpitas, California, 95035
U.S.A.
Tel: +1.408.576.7000

STOCK LISTING

The Company's ordinary shares are traded on the NASDAQ Global Select Market under the symbol FLEX.

WEBSITE

www.flextronics.com

INVESTOR RELATIONS

For shareholder or investor related inquiries, contact:

Flextronics International Ltd.
Investor Relations
847 Gibraltar Drive
Milpitas, California 95035
U.S.A.
Tel: +1.408.576.7722
Fax: +1.408.576.7106
Email: investor_relations@flextronics.com

DUPLICATE MAILINGS

In order to help reduce costs, please report any duplicate mailings of shareholder materials by contacting Investor Relations:

Tel: +1.408.576.7722
Email: investor_relations@flextronics.com

SEC FILINGS

The Company makes available through its Internet website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnish it to, the Securities and Exchange Commission. **Upon request, we will furnish without charge to each person to whom this report is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011. You may request a copy of this information at no cost, by writing or telephoning us at our principal U.S. offices at the investor relations contact above.**

LEGAL COUNSEL

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
U.S.A.

TRANSFER AGENT AND REGISTRAR

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Computershare Trust Company NA
P.O. Box 43078
Providence, Rhode Island 02940-3078
Tel. 1.877.373.6374/+1.781.575.2879
www.computershare.com

EXECUTIVE OFFICERS

Michael M. McNamara—*Chief Executive Officer*

Paul Read—*Chief Financial Officer*

François Barbier—*President, Mobile & Consumer, Global Operations*

Sean P. Burke—*President, Computing*

Michael J. Clarke—*President, Infrastructure*

Paul Humphries—*President, Medical, Automotive and Aerospace and Executive Vice President, Human Resources*

Christopher Collier—*Senior Vice President of Finance*

Jonathan S. Hoak—*Senior Vice President and General Counsel*

DIRECTORS

H. Raymond Bingham—*Advisory Director, General Atlantic LLC, a global private equity firm*

James A. Davidson—*Co-Founder and Co-Chief Executive of Silver Lake, a private equity investment firm*

Robert L. Edwards—*Executive Vice President and Chief Financial Officer, Safeway Inc.*

Michael M. McNamara—*Chief Executive Officer, Flextronics*

Daniel H. Schulman—*President, Sprint's Prepaid Group*

Willy C. Shih—*Professor of Management Practice at the Harvard Business School*

Lip-Bu Tan—*President, Chief Executive Officer and Director, Cadence Design Systems, Inc.; and, Founder and Chairman, Walden International, a venture capital fund*

William D. Watkins—*Chief Executive Officer, Bridgelux, Inc.*

2010 Annual General Meeting and Extraordinary Meeting of Shareholders
Directions and Parking Information
July 22, 2011
10:00 A.M. PT

The Annual General Meeting and the Extraordinary General Meeting of Shareholders will be held at Flextronics' principal U.S. corporate offices located at 847 Gibraltar Drive, Milpitas, California, 95035. The Annual General Meeting will be held at 9:00 A.M. PT. The Extraordinary General Meeting will be held at 10:00 A.M. PT, or immediately following the Annual General Meeting.

Directions from Highway 101 and Highway 880 (Northbound and Southbound)

- Take Montague Expressway exit going East
- Follow Montague Expressway to South Milpitas Boulevard
- Left onto South Milpitas
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Directions from Highway 680 (Northbound)

- Take Landess Avenue/Montague Expressway exit
- Stay to the left to take Montague Expressway going West
- Follow Montague Expressway to South Milpitas Boulevard
- Right onto South Milpitas
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Directions from Highway 680 (Southbound)

- Take Landess Avenue/Montague Expressway exit
- Veer to the right to take Montague Expressway going West
- Follow Montague Expressway to South Milpitas Boulevard
- Right onto South Milpitas
- Left onto Gibraltar Drive
- Left into 847 Gibraltar Drive (Building 5)

Parking

Flextronics has reserved parking spaces for shareholders attending the meeting. These spaces will be designated as "Reserved for Flextronics Shareholders' Meeting."

FLEXTRONICS®

www.flextronics.com

15K06/11 3610-AR-11 Printed in USA